    As filed with the Securities and Exchange Commission on July 2, 2007
                                                             FILE Nos. 333-
                                                                        811-4160
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 20

            LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT JF-A (FORMERLY JPF SEPARATE ACCOUNT A, also formerly Chubb/Volunteer Separate
                                   Account A)
                           (Exact Name of Registrant)

                 THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
  (FORMERLY JEFFERSON PILOT FINANCIAL INSURANCE COMPANY, also formerly The
                      Volunteer State Life Insurance Company)
                               (Name of Depositor)

                             1300 South Clinton St.
                           Fort Wayne, Indiana 46802
              (Address of Depositor's principal executive offices)

                             Dennis L. Schoff, Esq.
                  The Lincoln National Life Insurance Company
                             1300 South Clinton St.
                           Fort Wayne, Indiana 46802
                     (Name and address of agent for service)


                                   Copies to:
                          Frederick C. Tedeschi, Esq.

                  The Lincoln National Life Insurance Company
                               One Granite Place
                               Concord, NH 03301

                               ------------------

Approximate Date of Proposed Public Offering: July 2, 2007

Title and amount of Securities being registered:

     Units of Interest in the Separate Account Under Individual Flexible Premium Variable Life Insurance Policies.

     The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940.

     Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940, with respect to the policy described in the Prospectus.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

================================================================================

                 THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

     JPF Separate Account A of Jefferson Pilot Financial Insurance Company

                          Supplement to Prospectus
                      Ensemble I Variable Life Insurance
                                 July 2, 2007

Merger

On July 2, 2007, Jefferson Pilot Financial Insurance Company was merged with and into The Lincoln National Life Insurance Company ("Lincoln Life"), an Indiana domiciled insurance company (the "Merger"). Both companies are indirect subsidiaries of Lincoln National Corporation ("LNC"). LNC is a publicly held insurance and financial services holding company incorporated in Indiana.

Transfer of JPF Separate Account A

As a part of the merger of the two insurance companies, JPF Separate Account A was transferred intact from the Jefferson Pilot Financial Insurance Company to Lincoln Life (the "Transfer") and was renamed Lincoln Life Flexible Premium Variable Life Account JF-A. The assets and liabilities of the Separate Account immediately prior to the Merger remain intact and legally separate from any other business of Lincoln Life. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the separate account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer.

As a result of the Merger and the Transfer, your prospectus is amended as follows:

1. All references to Jefferson Pilot Financial Insurance Company (JPFIC, the Company, we, us, and our) refer to Lincoln Life unless Jefferson Pilot Financial Insurance Company is specifically referenced. All references to JPF Separate Account A or to the Separate Account refer to Lincoln Life Flexible Premium Variable Life Account JF-A unless JPF Separate Account A is specifically referenced.

2. The following description of Lincoln Life is added to your prospectus as it has been supplemented to replace the description of JPFIC and its predecessor companies:

The Lincoln National Life Insurance Company (Lincoln Life, the Company, we, us, our) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

On April 3, 2006, Jefferson-Pilot Corporation ("Jefferson-Pilot"), a North Carolina corporation, merged with and into a wholly owned subsidiary of LNC, the parent company of Lincoln Life. On April 2, 2007, Jefferson-Pilot Life Insurance Company ("JPLife"), one of the life insurance companies which became an indirect subsidiary of LNC as a result of the LNC/Jefferson-Pilot merger, merged into and with Lincoln Life.

On July 2, 2007, Jefferson Pilot Financial Insurance Company ("JPFIC"), also one of the life insurance companies which became an indirect subsidiary of LNC as a result of the LNC/Jefferson-Pilot merger, merged into and with Lincoln Life. As a result of Lincoln Life's merger with JPLife and JPFIC, the assets and liabilities of JPLife and JPFIC became part of the assets and liabilities of Lincoln Life and the life insurance policies previously issued by JPLife and JPFIC became obligations of Lincoln Life. Lincoln Life's obligations as set forth in your policy and prospectus have not changed as a result of either merger.

Prior to the merger of JPFIC into and with Lincoln Life, JPFIC was a stock life insurance company chartered in 1903 in Tennessee and redomesticated to New Hampshire in 1991. At the time it was acquired by Jefferson-Pilot on April 30, 1997, JPFIC was known as Chubb Life Insurance Company of America. On May 1, 1998, Chubb Life changed its name to JPFIC, and in June 2000, JPFIC redomesticated to Nebraska. As a result of the merger, the combined company is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Insurance Department.

The Policy will continue to be administered at the Service Office at One Granite Place, Concord, New Hampshire 03301; the telephone number will remain 800-258-3648.

3. The following paragraph is added to the description of the Separate Account in your prospectus as it has been supplemented:

On July 2, 2007, as a result of the merger of JPFIC into and with Lincoln Life, JPF Separate Account A was transferred intact from the Jefferson Pilot Financial Insurance Company to Lincoln Life (the "Transfer") and was renamed Lincoln Life Flexible Premium Variable Life Account JF-A. The assets and liabilities of the Separate Account immediately prior to the Merger remain intact and legally separate from any other business of Lincoln Life. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the separate account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer. As a result of the Transfer, the operations of the Separate Account will be governed by the laws of the State of Indiana. Under the laws of the State of Indiana, the income, gains, or losses of the Separate Account are credited without regard to other income, gains, or losses of the Company. These assets are held for our variable life insurance policies and variable annuities.

4.  The following is added to the section entitled Financial Statements:

The financial statements of the Separate Account, and the consolidated financial statements of Jefferson Pilot Financial Insurance Company and subsidiary, Jefferson-Pilot Life Insurance Company and subsidiary, and The Lincoln National Life Insurance Company, as well as supplemental consolidated financial statements for Lincoln Life, are a part of the prospectus as supplemented. If you would like a free copy of the financial statements, please call 1-800-258-3648.

          Please retain this supplement for future reference.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

                             JPF SEPARATE ACCOUNT A

                  ENSEMBLE I VARIABLE UNIVERSAL LIFE INSURANCE

                         Supplement Dated April 30, 2007
                              to Prospectus Dated
                                  May 1, 1998

On April 30, 2007, as reflected in the tables below, the reorganization of Jefferson Pilot Variable Fund, Inc. ("JPVF") and Lincoln Variable Insurance Products Trust ("LVIP") (the "Reorganization") became effective. The investment adviser to LVIP is Lincoln Investment Advisors Corporation ("Lincoln Investment Advisors"). Lincoln Investment Advisors is the same organization (formerly known as Jefferson Pilot Investment Advisory Corporation) which provided investment advisory services to JPVF. Lincoln Investment Advisors has contracted with the sub-investment managers listed in the table below to provide the day-to-day investment decisions for the LVIP Funds.

As a result of the Reorganization, the assets and liabilities of the JPVF World Growth Portfolio were transferred to a newly created series of LVIP. The table shows the newly created LVIP series, the JPVF portfolio the assets and liabilities of which were transferred, and the current sub-investment manager to the newly created series:

LVIP SERIES                           JPVF PORTFOLIO                   SUB-INVESTMENT MANAGER
---------------------------           -----------------------          ------------------------------
LVIP Templeton Growth Fund            World Growth Portfolio           Templeton Investment Counsel,
(Standard Class)                                                       LLC

As a result of the Reorganization, the investment objective of the JPVF Small Company Portfolio changed, and the assets and liabilities of that Portfolio were transferred to a newly created series of LVIP. The following table shows the newly created LVIP series, the JPVF portfolio the assets and liabilities of which were transferred, the revised investment objective, and the current sub-investment manager to the newly created series:

LVIP                  JPVF           INVESTMENT OBJECTIVE                               SUB-INVESTMENT
SERIES                PORTFOLIO                                                         MANAGER
---------------       -----------    -------------------------------------------        -----------------
LVIP Small-           Small          Seeks capital appreciation. The Fund               Mellon Capital
Cap                   Company        pursues its objective by seeking to                Management
Index Fund            Portfolio      approximate, as closely as practicable,            Corporation
(Standard                            before fees and expenses, the performance
Class)                               of the Russell 2000(R) Index(1) which
                                     emphasizes stocks of small U.S. companies.

(1) Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell 2000 (R) is a trademark of Russell Investment Group.

Finally as a result of the Reorganization, the JPVF Money Market Portfolio was merged into the existing LVIP Money Market Series. The following table shows the LVIP series into which the JPVF portfolio merged, the JPVF portfolio which was merged into the

LVIP series, the investment objective of the LVIP Series, and the current sub-investment manager to the surviving series:

LVIP                  JPVF           INVESTMENT OBJECTIVE                                SUB-INVESTMENT
SERIES                PORTFOLIO                                                          MANAGER
-------------         ----------     ------------------------------------------------    ----------------
LVIP Money            Money          Maximum current income while (i) maintaining        Delaware
Market Fund           Market         a stable value of its shares and (ii) preserving    Management
(Standard             Portfolio      the value of the Fund.                              Company
Class)

Delaware Management Company is an affiliate of Lincoln National Corporation. Jefferson Pilot Financial Insurance Company is an indirect wholly owned subsidiary of Lincoln National Corporation.

Please review the prospectuses for each of the LVIP series enclosed with this Supplement carefully. These prospectuses contain detailed information concerning the LVIP, including information relating to investment objectives and strategies, as well as the charges and expenses and other important information you should consider before selecting the Investment Divisions of the Ensemble I variable universal life insurance policy you own.

            JPF SEPARATE ACCOUNT A, ENSEMBLE I VARIABLE LIFE INSURANCE


       Supplement dated January 11, 2006 to Prospectuses dated May 1, 2005
                                      For
 ENSEMBLE I, ENSEMBLE II, ENSEMBLE III, ENSEMBLE EXEC, ENSEMBLE ACCUMULATOR AND
                   ENSEMBLE PROTECTOR VARIABLE LIFE INSURANCE
                        ISSUED BY: JPF SEPARATE ACCOUNT A
                                      AND
        HERITAGE I, HERITAGE II AND ENSEMBLE SL INDIVIDUAL AND SURVIVORSHIP
                            VARIABLE LIFE INSURANCE
                       ISSUED BY: JPF SEPARATE ACCOUNT C
                                      AND
                PILOT CLASSIC AND PILOT ELITE VARIABLE ANNUITIES
                ISSUED BY: JPF VARIABLE ANNUITY SEPARATE ACCOUNT
                                      AND
                          ALLEGIANCE VARIABLE ANNUITY
               ISSUED BY: JPF VARIABLE ANNUITY SEPARATE ACCOUNT II
                                      OF
                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
                                      AND
                       ENSEMBLE II VARIABLE LIFE INSURANCE
                        ISSUED BY: JPF SEPARATE ACCOUNT B
                                      OF
                JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                                      AND
             ALPHA VARIABLE ANNUITY, ALPHA FLEX VARIABLE ANNUITY
                ISSUED BY: JEFFERSON-PILOT SEPARATE ACCOUNT A
                                      OF
                    JEFFERSON-PILOT LIFE INSURANCE COMPANY
                                      AND
                     JEFFERSON PILOT VARIABLE FUND, INC.

This supplement updates and amends certain information contained in the prospectuses and, to the extent is inconsistent, it supersedes it. Please retain it with your prospectus(es) for future reference. You may obtain additional copies of the prospectuses free of charge, by writing to or calling the company which issued your policy at the address or telephone number set forth below.

   On October 9, 2005 Jefferson-Pilot Corporation ("Jefferson Pilot"), the parent company of Jefferson Pilot Financial Insurance Company, Jefferson-Pilot Life Insurance Company and Jefferson Pilot LifeAmerica Insurance Company, entered into a merger agreement with Lincoln National Corporation ("LNC"), an Indiana corporation and its wholly owned acquisition subsidiary ("LNC acquisition subsidiary") a North Carolina corporation. Pursuant to the terms and conditions of the agreement Jefferson Pilot will merge with and into the LNC acquisition subsidiary, with the LNC acquisition subsidiary continuing as the surviving corporation, a direct wholly owned subsidiary of LNC. More information about the merger agreement as well as a copy of the merger agreement can be found in the Form 8-K filed by Jefferson Pilot with the Securities and Exchange Commission on October 11, 2005. The obligations of Jefferson Pilot Financial Insurance Company, Jefferson Pilot LifeAmerica Life Insurance Company and Jefferson-Pilot Life Insurance Company as set forth in your policy, prospectus and Statement of Additional Information will not change upon completion of this merger.

                   Jefferson Pilot Financial Insurance Company
                  Jefferson Pilot LifeAmerica Insurance Company
                     Jefferson-Pilot Life Insurance Company

                                 One Granite Place
                                 Concord, NH 03301
                               (800) 258-3648 x 7719

    PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PROSPECTUS FOR FUTURE REFERENCE

                                File N0. 2-94478

        Supplement dated August 29, 2005 to Prospectus dated May 1, 1988 for
          INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                       ISSUED BY: JPF SEPARATE ACCOUNT A
                 OF JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

This supplement updates certain information contained in the prospectus and, to the extent is inconsistent, it supersedes it. Retain it with your Ensemble I prospectus for future reference.

On page 11 in the first paragraph under the "Transfers" section delete the second sentence and replace with "While we reserve the right to require that the minimum amount of each transfer be at least $250 (unless a lesser amount constitutes the entire cash value in the General Account or in the division) we currently waive the minimum amount requirement. If we decide to require a minimum amount for transfers we will provide you with not less than thirty days notice unless state or federal regulatory requirements dictate that we act immediately."

On page 11 in the second paragraph under the "Transfers" section delete the first and second sentences and replace with " A policyowner is currently allowed to make twelve free transfers of cash value in a policy year among the divisions of Separate Account A or the General Account without incurring a transfer charge. All transfers after the twelfth transfer will be charged $25 or 10% of the amount transferred, whichever is less."

On page 12 under the Administrative Fees" section delete the first sentence and replace with "A policyowner is currently allowed to make twelve free transfers of cash value in a policy year among the divisions of Separate Account A or the General Account without incurring a transfer charge. All transfers after the twelfth transfer will be charged the lesser of $25 or 10% of the amount transferred. We reserve the right to revoke or modify transfer privileges and charges."

                  Jefferson Pilot Financial Insurance Company
                               One Granite Place
                               Concord, NH 03301
                             (800) 258-3648 x 7719

               PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PROSPECTUS
                              FOR FUTURE REFERENCE

        Supplement Dated April 15, 2002 to Prospectuses Dated May 1, 2001
                                       For
 Ensemble I, Ensemble II, Ensemble III and Ensemble EXEC Variable Life Insurance
                       ISSUED BY: JPF Separate Account A,
                Ensemble SL Survivorship Variable Life Insurance
                       ISSUED BY: JPF Separate Account C,
                Pilot Classic and Pilot Elite Variable Annuities
                ISSUED BY: JPF Variable Annuity Separate Account,
                                       And
                           Allegiance Variable Annuity
               ISSUED BY: JPF Variable Annuity Separate Account II
                                       Of
                   Jefferson Pilot Financial Insurance Company
                                       And
                       Ensemble II Variable Life Insurance
                        ISSUED BY: JPF Separate Account B
                                       Of
                  Jefferson Pilot LifeAmerica Insurance Company

On April 12, 2002, pursuant to an Order of the Securities and Exchange Commission, the following substitutions took place for existing policies and contracts: shares of the Total Return Bond Portfolio of the PIMCO Variable Insurance Trust were substituted for shares of the Oppenheimer Bond Fund and the Oppenheimer Strategic Bond Fund, shares of the Growth Portfolio of the Fidelity Variable Insurance Products Fund were substituted for shares of the Oppenheimer Capital Appreciation Fund and shares of the JPVF World Growth Stock Portfolio were substituted for shares of the JPVF Global Hard Assets Portfolio. Shares of the Oppenheimer Capital Appreciation Fund and the JPVF Global Hard Assets Portfolio were not available in all products. Therefore, effective April 12, 2002, the applicable Divisions and Variable Sub-accounts for the products no longer invest in the Oppenheimer Bond Fund, Oppenheimer Strategic Bond Fund, Oppenheimer Capital Appreciation Fund and JPVF Global Hard Assets Portfolio but invest instead in the PIMCO Total Return Bond Portfolio, Fidelity Growth Portfolio and JPVF World Growth Stock Portfolio, all of which are existing underlying investment options for the products.

The investment adviser for the PIMCO Variable Insurance Trust is Pacific Investment Management Company. The investment objective of the PIMCO Total Return Bond Portfolio is to seek maximum total return, consistent with preservation of capital and prudent investment management.

The investment adviser for the Fidelity Variable Insurance Products Fund is Fidelity Management & Research Company and the sub-adviser for the VIP Growth Portfolio is FMR Co., Inc. The investment objective of the VIP Growth Portfolio is to seek to achieve capital appreciation.

The investment adviser for Jefferson Pilot Variable Fund, Inc. is Jefferson Pilot Investment Advisory Corporation and the sub-adviser for the JPVF World Growth Stock Portfolio is Templeton Investment Counsel, LLC. The investment objective of the JPVF World Growth Stock Portfolio is long-term capital growth through a policy of investing primarily in stocks of companies organized in the U.S. or in any foreign nation. A portion of the Portfolio may also be invested in debt obligations of companies and governments of any nation. Any income realized will be incidental.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
                  JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                                ONE GRANITE PLACE
                          CONCORD, NEW HAMPSHIRE 03301
                (800) 258-3648, EXT. 5394 FOR VARIABLE ANNUITIES
                        (800) 453-8588 FOR VARIABLE LIFE

                      SUPPLEMENT DATED FEBRUARY 25, 2002
                       TO SUPPLEMENT DATED JUNE 22, 2001
                       TO PROSPECTUSES DATED MAY 1, 2001

                                    FOR

           ENSEMBLE I, ENSEMBLE II, ENSEMBLE III AND ENSEMBLE EXEC
                           VARIABLE LIFE INSURANCE
                      ISSUED BY:  JPF SEPARATE ACCOUNT A

                                     AND

               ENSEMBLE SL SURVIVORSHIP VARIABLE LIFE INSURANCE
                      ISSUED BY:  JPF SEPARATE ACCOUNT C


This supplement updates and supercedes certain information contained in the supplement dated June 22, 2001 describing a proposed substitution of shares for three of the portfolios in which the divisions available under the policies listed above invest.

The proposed Substitution has been modified in the following respect only: it is now proposed to substitute shares of JPVF World Growth Stock Portfolio for shares of JPVF Global Hard Assets Portfolio. The application to approve the Substitution is still pending before the SEC.

Retain a copy of this supplement with your prospectus(es) for future reference. You may obtain additional copies of any of the prospectuses, free of charge, by writing or calling Jefferson Pilot Financial Insurance Company ("JP Financial") at the address or telephone number set for the below.

                JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
                            ONE GRANITE PLACE
                      CONCORD, NEW HAMPSHIRE 03301
                        (800) 258-3648 EXT. 7719

                        Supplement dated August 28, 1997
                        to Prospectus Dated August 28, 1997
                                      for

               THE ENSEMBLE I VARIABLE UNIVERSAL LIFE INSURANCE
                                   ISSUED BY
                           CHUBB SEPARATE ACCOUNT A
                                      of
                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

This supplement updates certain information contained in the prospectus and, to the extent inconsistent, it supersedes it. Retain it with the prospectus for future reference. You may obtain an additional copy of the prospectus, free of charge, by writing or calling Chubb Life Insurance Company of America ("Chubb Life") at the address or telephone number set forth below.

The purpose of this supplement is to notify you of a proposal to substitute shares of the Oppenheimer Bond Fund for shares of the Bond Portfolio of Chubb America Fund, Inc. ("CAF") (the "Substitution"). On July 21, 1997, Chubb Life filed an application with the Securities and Exchange Commission (the "Commission") requesting an order approving the Substitution. Upon obtaining the order from the Commission approving the Substitution, and subject to any prior approval by applicable insurance authorities, Chubb Life and Chubb Separate Account A propose to effect the Substitution as soon as is practicable.

Chubb Life has proposed the Substitution of the Oppenheimer Bond Fund for the Bond Portfolio of CAF due to the recent sale of Chubb Life to Jefferson-Pilot Corporation. The former owner of Chubb Life and Jefferson-Pilot Corporation have determined that Chubb Asset Managers, Inc., the current sub-adviser for the Bond Portfolio and a former affiliate of Chubb Life, will no longer be available to act as sub-adviser for the Bond Portfolio.

Policyowners will receive a Notice within five (5) days after the Substitution that the Substitution has taken place. For a period of thirty-one (31) days from the mailing of the Notice, policyowners may transfer all assets, as substituted, to any other available Division without limitation or charge and without any such transfer counting as one of the limited number of transfers permitted in a contract year free of charge. After such thirty-one (31) day period, any transfers will be subject to the restrictions described in the prospectus.

                    Chubb Life Insurance Company of America
                               One Granite Place
                         Concord, New Hampshire 03301
                        (800) 258-3468, Extension 7719

                    FOR USE IN COLORADO AND NORTH DAKOTA ONLY

         Supplement Dated May 1, 1988 to Prospectus Dated May 1, 1988

                               SEPARATE ACCOUNT A

                                       OF

                   THE VOLUNTEER STATE LIFE INSURANCE COMPANY

The section SUICIDE on page 18 of the Prospectus is deleted and amended to read as follows:

          SUICIDE. The Policy does not cover the risk of suicide within one year from the Policy date or one year from the date of any increase in Specified Amount with respect to such increase, whether the Insured is sane or insane. In the event of suicide within one year of the policy date, the only liability of Volunteer will be a refund of premiums paid, without interest, less any policy debt and less any partial surrender. In the event of suicide within one year of an increase in Specified Amount, the only liability of Volunteer will be a refund of the cost of insurance for such increase.

                           FOR USE IN CONNECTICUT ONLY

          Supp1ement Dated May 1, 1988 to Prospectus Dated May 1, 1988.

                               SEPARATE ACCOUNT A

                                       OF

                     VOLUNTEER STATE LIFE INSURANCE COMPANY

The third paragraph of the section POLICY LOANS on page 7 of the Prospectus is deleted and amended to read as follows:

          Interest is payable on policy loans at the rate of 8% compounded annually. Interest accrues on a daily basis from the date of the loan and is compounded annually. A policy loan may be prepaid in whole or in part at any time while the Policy is in force. When a loan repayment is made, cash value securing the policy debt in the General Account equal to the loan repayment will be allocated among the General Account and divisions of Separate Account A using the same percentages as used to allocate net premiums. See "CASH VALUE BENEFITS - Policy Loans".

The fourth paragraph of the section POLICY LOANS on page 17 of the Prospectus is deleted and amended to read as follows:

          Volunteer will charge interest on any outstanding policy loan. The rate on policy loans is 8%, compounded annually. Interest is due and payable at the end of each policy year, and any interest not paid when due becomes loan principal.

The section LIMITATION ON RIGHT TO CONTEST on page 18 of the Prospectus is deleted and amended to read as follows:

          LIMITATION ON RIGHT TO CONTEST. Volunteer will not contest the insurance coverage provided under the Policy, except for any subsequent increase in Specified Amount, after the Policy has been in force during the lifetime of the Insured for a period of two years from the policy date. Any increase in the Specified Amount will not be contested after such increase has been in force during the lifetime of the Insured for two years following the effective date of the increase. Any increase will be contestable within the two year period only with regard to statements concerning the increase.

                            FOR USE IN MARYLAND ONLY

               Supplement Dated May 1, 1988 to Prospectus Dated May 1, 1988

                               SEPARATE ACCOUNT A

                                       OF

                   THE VOLUNTEER STATE LIFE INSURANCE COMPANY

The first paragraph of the section ALLOCATION OF PREMIUMS on page 10 of the Prospectus is deleted and amended to read as follows:

          ALLOCATION OF PREMIUMS. Premium payments, net of the premium expense charge, will be allocated among the General Account and the divisions of Separate Account A in accordance with the directions of the policyowner. The minimum percentage of any net premium payment allocated to any division or the General Account is 10%. The maximum percentage of any net premium payment allocated to the Gold Stock Division is 25%. The policyowner may change his or her allocation of future premium payments among the General Account and the divisions of Separate Account A by written notice to Volunteer without payment of any fee or penalties.

The first paragraph of the section TRANSFERS on page 10 of the Prospectus is deleted and amended to read as follows:

          TRANSFERS. Cash value may be transferred between the General Account and the divisions of Separate Account A and among the divisions of Separate Account A. However, no transfer may result in the allocation to the Gold Stock Division exceeding 25%. The total amount transferred each time must be at least $250 unless a lesser amount constitutes the entire cash value in the General Account or in a division. Cash value transferred from one division or from the General Account into more than one division, and/or into the General Account, counts as one transfer. Similarly, transferring cash value from more than one division, and/or the General Account, into one other division or the General Account, counts as one transfer.

                            FOR USE IN MICHIGAN ONLY

              Supplement Dated May 1, 1988 to Prospectus Dated May 1, 1988

                               SEPARATE ACCOUNT A

                                       OF

                   THE VOLUNTEER STATE LIFE INSURANCE COMPANY

The section POLICY "FREE LOOK" on page II of the Prospectus is deleted and amended to read as follows:

          POLICY "FREE LOOK". The policyowner has a limited right to return a Policy for cancellation and a full refund of all premiums paid. Volunteer will cancel the policy if it is returned by mail or personal delivery to Volunteer or to the agent who sold the Policy, within forty-five days of the date of execution of the application or within ten days after the delivery of the Policy to the policyowner, whichever is later. Volunteer will return to the policyowner within seven days all payments received on the Policy.

The section RIGHT TO EXCHANGE POLICY on page 11 of the Prospectus is deleted and amended to read as follows:

          RIGHT TO EXCHANGE POLICY. Once during the first twenty-four months following issuance of the Policy, or within six months of the effective date of a material change of investment policy, the policyowner may exchange the Policy for a flexible premium adjustable life insurance policy on the Insured's life, The new Policy will provide, at the election of the policyowner, the same death benefit or amount of risk as the Policy. Minimum benefits on the new policy will be fixed and guaranteed. Any additional benefits provided by rider, then in force, will also be provided under the flexible premium adjustable life insurance policy, if available under that policy. Policy values will be determined as of the date the exchange request is received at Volunteer's home office. Evidence of insurability will not be required. No charge will be imposed on any transfers resulting from the exercise of this exchange privilege; however, any outstanding policy debt must be repaid prior to an exchange.

                            FOR USE IN MINNESOTA ONLY

          Supplement Dated May 1, 1988 to Prospectus Dated May 1, 1988

                               SEPARATE ACCOUNT A

                                       OF

                     VOLUNTEER STATE LIFE INSURANCE COMPANY

The third paragraph of the section POLICY LOANS on page 7 of the Prospectus is deleted and amended to read as follows:

          Interest is payable on policy loans at the rate of 8% compounded annually. Interest accrues on a daily basis from the date of the loan and is compounded annually. A policy loan may be prepaid in whole or in part at any time while the Policy is in force. When a loan repayment is made, cash value securing the policy debt in the General Account equal to the loan repayment will be allocated among the General Account and divisions of Separate Account A using the same percentages as used to allocate net premiums. See "CASH VALUE BENEFITS - Policy Loans".

The first paragraph of the Section POLICY CANCELLATION, SURRENDER AND LAPSE on page 7 of the Prospectus is deleted and amended to read as follows:

          POLICY CANCELLATION, SURRENDER AND LAPSE The policyowner has a lifted right to return a Policy for cancellation and a full refund of all premiums paid. The policyowner may cancel this policy by delivering or mailing a written notice or sending a telegram to Volunteer State Life Insurance Company; P. O. Box 1369; Chattanooga, Tennessee 37401 and by returning the policy or contract before midnight of the tenth day after the date the policyowner receives the policy. Notice given by mail and return of the policy or contract by mail are effective on being postmarked, properly addressed and postage prepaid. Volunteer must return all payments made for this policy within seven days after it receives notice of cancellation and the returned policy.

                                   (Continued)

                                                          MINNESOTA (Continued),

The section POLICY "FREE LOOK" on page 11 of the Prospectus is deleted and amended to read as follows:

          POLICY "FREE LOOK". The policyowner has a limited right to return a Policy for cancellation and a full refund of all premiums paid. The policyowner may cancel this policy by delivering or mailing a written notice or sending a telegram to Volunteer State Life Insurance Company; P.
     0. Box 1369; Chattanooga, Tennessee 37401 and by returning the policy or, contract before midnight of the tenth day after the date the policyowner receives the policy. Notice given by mail and return of the policy or contract by mail are effective on being postmarked, properly addressed and postage prepaid. Volunteer must return all payments made for this policy within seven days after it receives notice of cancellation and the returned policy.

The fourth paragraph of the section POLICY LOANS on page 17 of the Prospectus is deleted and amended to read as follows:

          Volunteer will charge interest on any outstanding policy loan. The rate on policy loans is 8%, compounded annually. Interest is due and payable at the end of each policy year, and any interest not paid when due becomes loan principal.

                            FOR USE IN MISSOURI ONLY

              Supplement Dated May 1, 1988 to Prospectus Dated May 1, 1988

                               SEPARATE ACCOUNT A

                                       OF

                   THE VOLUNTEER STATE LIFE INSURANCE COMPANY

The section SUICIDE on page 18 of the Prospectus is deleted and amended to read as follows:

SUICIDE. The Policy does not cover the risk of suicide within two years from the policy date, whether the Insured is sane or insane. In such event, the only liability of Volunteer will be a refund of premiums paid without interest less any policy loan and less any partial surrender. The Policy does not cover the risk of suicide, whether sane or insane, within two years from the effective date of any increase in the Specified Amount with respect to such increase. In such event, the only liability of Volunteer will be a refund of the cost of insurance for such increase. Suicide is no defense to payment of life insurance benefits nor is suicide while insane a defense to payment of accidental death benefits, if any, under this policy where the policy is issued to a Missouri citizen unless the Company can show that the Insured intended suicide when he applied for the policy, regardless of any language to the contrary in this policy.

                             FOR USE IN MONTANA ONLY

               Supplement Dated May 1, 1988 to Prospectus Dated May 1, 1988

                               SEPARATE ACCOUNT A

                                       OF

                   THE VOLUNTEER STATE LIFE INSURANCE COMPANY

The third paragraph of the section POLICY LOANS on page 7 of the Prospectus is deleted and amended to read as follows:

          Interest is payable on policy loans at the rate of 8% compounded annually. Interest accrues on a daily basis from the date of the loan and is compounded annually. A policy loan may be prepaid in whole or in part at any time while the Policy is in force. When a loan repayment is made, cash value securing the policy debt in the General Account equal to the loan repayment will be allocated among the General Account and divisions of Separate Account A using the same percentages as used to allocate net premiums. See "CASH VALUE BENEFITS -Policy Loans".

     The fourth paragraph of the section POLICY LOANS on page 17 of the Prospectus is deleted and amended to read as follows:

          Volunteer will charge interest on any outstanding policy loan. The rate on policy loans is 8%, compounded annually. Interest is due and payable at the end of each policy year, and any interest not paid when due becomes loan principal.

                         FOR USE IN NORTH CAROLINA ONLY

            Supp1ement Dated May 1, 1988 to Prospectus Dated May 1, 1988

                               SEPARATE ACCOUNT A

                                       OF

                   THE VOLUNTEER STATE LIFE INSURANCE COMPANY

The first paragraph of the section POLICY CANCELLATION, SURRENDER AND LAPSE on page 7 of the Prospectus is deleted and amended to read as follows:

          POLICY CANCELLATION, SURRENDER AND LAPSE The policyowner has a limited right to return a Policy for cancellation and a full refund of all premiums paid. Volunteer will cancel the policy if it is returned by mail or personal delivery to Volunteer or to the agent who sold the Policy, within forty-five days of the date of execution of the application or within ten days after the delivery of the Policy to the policyowner, whichever is later. Volunteer will return to the policyowner within seven days all payments received on the Policy.

The section POLICY "FREE LOOK" on page 11 of the Prospectus is deleted and amended to read as follows:

          POLICY "FREE LOOK". The policyowner has a limited right to return a Policy for cancellation and a full refund of all premiums paid. Volunteer will cancel the policy if it is returned by mail or personal delivery to Volunteer or to the agent who sold the Policy, within forty-five days of the date of execution of the application or within ten days after the delivery of the Policy to the policyowner, whichever is later. Volunteer will return to the policyowner within seven days all payments received on the Policy.

                          FOR USE IN PENNSYLVANIA ONLY

            Supplement Dated May 1, 1988 to Prospectus Dated May 1, 1988

                               SEPARATE ACCOUNT A

                                       OF

                   THE VOLUNTEER STATE LIFE INSURANCE COMPANY

The section GENERAL on page 9 of the Prospectus is amended to include the following paragraph:

     The purpose of the variable life insurance policy is to provide insurance protection for the beneficiary named therein. No claim is made that the variable life insurance policy is in any way similar or comparable to A systematic investment plan of a mutual fund.

The section POLICY "FREE LOOK" on page 11 of the Prospectus is deleted and amended to read as follows:

          POLICY "FREE LOOK". The policyowner has a limited right to return a Policy for cancellation and a full refund of all premiums paid. Volunteer will cancel the policy if it is returned by mail or personal delivery to Volunteer or to the agent who sold the Policy, within forty-five days of the date of execution of the application or within ten days after the delivery of the Policy to the policyowner, whichever is later. Volunteer will return to the policyowner within seven days all payments received on the Policy.

The section RIGHT TO EXCHANGE POLICY on page 11 of the Prospectus is deleted and amended to read as follows:

RIGHT TO EXCHANGE POLICY. Once during the first twenty-four policy months following issuance of the Policy or within six months of the effective date of a change of investment policy which is deemed material by the Commissioner of Insurance of the Commonwealth of Pennsylvania, the policyowner may exchange the Policy for a flexible premium adjustable life insurance policy on the Insured's life. The new policy will provide, at the election of the policyowner, the same death benefit or amount at risk as the Policy. Minimum benefits on the new policy will be fixed and guaranteed. Policy values will be determined as of the date the exchange request is received at Volunteer's home office. The suicide and contestable periods of the new policy will be measured from the effective date of the insurance provided by the Policy. Evidence of insurability will not be required. Ho charge will be imposed on any transfers resulting from the exercise of this exchange privilege; however, any outstanding policy debt must be repaid prior to an exchange.

                                  (Continued)

The section MISSTATEMENTS on page 18 of the Prospectus is deleted and amended to read as follows:

          MISSTATEMENTS. If the age or sex of the Insured has been misstated in an application, including a reinstatement application, the death benefit payable under this Policy by reason of the death of the Insured or the cash value payable due to surrender by the policyowner will be adjusted by the difference between the monthly deductions made and the monthly deductions which should have been made, accumulated at the interest rates that were credited to the cash value. See "CHARGES AND DEDUCTIONS" for a description of the monthly deduction.

                         FOR USE IN SOUTH CAROLINA ONLY

            Supplement Dated May 1, 1988 to Prospectus Dated May 1, 1988

                               SEPARATE ACCOUNT A

                                       OF

                   THE VOLUNTEER STATE LIFE INSURANCE COMPANY

The section LIMITATION ON RIGHT TO CONTEST on page 18 of the Prospectus is deleted and amended to read as follows:

          LIMITATION ON RIGHT TO CONTEST. Volunteer will not contest the insurance coverage provided under the Policy, except for any subsequent increase in Specified Amount, after the Policy has been in force for a period of two years from the policy date. Any increase in the Specified Amount will not be contested after such increase has been in force for two years following the effective date of the increase. Any increase will be contestable within the two year period only with regard to statements concerning the increase.

                              FOR USE IN TEXAS ONLY

            Supplement Dated May 1, 1988 to Prospectus Dated May 1, 1988

                               SEPARATE ACCOUNT A

                                       OF

                     VOLUNTEER STATE LIFE INSURANCE COMPANY

The loan value section of the DEFINITIONS, on page 3 of the Prospectus is deleted and amended to read as follows:

     Loan Value - Generally, the Policy's cash value on the date of a loan.

The first paragraph of the section POLICY LOANS on page 7 of the Prospectus is deleted and amended to read as follows:

          Policy Loans. After the first policy anniversary, a policy owner may borrow against the cash value of his Policy. The maximum loan amount is the cash value of the Policy on the date of the loan. Loan interest is payable at the end of each policy year and all policy debt outstanding will be deducted from proceeds payable at the Insured's death, upon maturity, or upon surrender.

The second paragraph of the section TRANSFERS on pages 10 and 11 of the Prospectus is deleted and amended to read as follows:

          A transfer charge to cover administrative costs will be imposed each time amounts are transferred and will be deducted on a pro rata basis from the division or divisions of Separate Account A or the General Account into which the amount is transferred. The charge will be the lesser of $25 or 10% of the amount transferred. Currently, a policyowner may make an unlimited number of transfers; however, Volunteer has reserved the right to revoke or modify transfer privileges and charges. The minimum amount transferable will never exceed $1,000 and the transfer charge will never exceed $50. The Owner will be notified 30 days in advance of any change.

The third paragraph of the section MONTHLY DEDUCTION on page 12 of the Prospectus is deleted and amended to read as follows:

          The cost of insurance for the Insured is determined on a monthly basis, and is determined separately for the initial Specified Amount and each subsequent increase in Specified Amount. The monthly cost of insurance rate is based on the sex, attained age, and rating class of the Insured under the Policy. The cost of insurance is calculated as
          (i) multiplied by the result of (ii) minus (iii) where:

               (i) is the cost of insurance rate as described in the Cost of Insurance Rates provision contained in the Policy.

               (ii) is the death benefit at the beginning of the policy month divided by 1.0036748, to arrive at the proper values for the beginning of the month assuming the guaranteed interest rate of 4.5% that is applicable to the General Account portion of the Policy.

               (iii) is the cash value at the beginning of the policy month, prior to the monthly deduction for the cost of insurance.

The first paragraph of the section POLICY LOANS on page 17 of the Prospectus is deleted and amended to read as follows:

          Policy Loans. So long as the Policy remains in effect, a policyowner may borrow money from Volunteer at any time after the first policy anniversary using the Policy as the only security for the loan. Loans have priority over the claims of any assignee or any other person. The maximum loan amount is the cash value at the end of the valuation period during which the loan request is received. The maximum amount which may he borrowed at any given time is the maximum loan amount reduced by any outstanding policy debt.

                          FOR USE IN WEST VIRGINIA ONLY

            Supplement Dated May 1, 1988 to Prospectus Dated May 1, 1988

                               SEPARATE ACCOUNT A

                                       OF

                   THE VOLUNTEER STATE LIFE INSURANCE COMPANY

The section REINSTATEMENT on page 11 of the Prospectus is deleted and amended to read as follows:

          REINSTATEMENT. If the Policy lapses, the policyowner may reinstate the Policy. An application for reinstatement may be made anytime within five years of lapse, but satisfactory proof of insurability and payment of a reinstatement premium is required. The reinstatement premium, after deduction of premium expense charge and premium tax charge, must be sufficient to cover (i) monthly deductions for three policy months following the effective date of reinstatement; (ii) any due and unpaid monthly administrative charges; and (iii) any due and unpaid monthly expense charges. Volunteer requires a minimum payment to keep the Policy in force for three months in lieu of the payment of all premiums in arrears. If a loan was outstanding at the time of lapse, Volunteer will require repayment or reinstatement of the loan before permitting reinstatement of the Policy. The effective date will be the date of approval of the reinstatement application, which will be as of a monthly anniversary date.

The section RIGHT TO EXCHANGE POLICY on page 11 of the Prospectus is deleted and amended to read as follows:

          RIGHT TO EXCHANGE POLICY. Once during the first twenty-four policy months following issuance of the Policy, the policyowner may exchange the Policy for a flexible premium adjustable life insurance policy on the Insured's life. The new policy will provide, at the election of the policyowner, the same death benefit or amount at risk as the Policy. Minimum benefits on the new policy will be fixed and guaranteed. Policy values will be determined as of the date the exchange request is received at Volunteer's home office. The suicide and contestable periods of the new policy will be measured from the effective date of the insurance provided by the Policy. Evidence of insurability will not be required. No charge will be imposed on any transfers resulting from the exercise of this exchange privilege; however, any outstanding policy debt must be repaid prior to an exchange.

                            FOR USE IN WISCONSIN ONLY

            Supplement Dated May 1, 1988 to Prospectus Dated May 1, 1988

                               SEPARATE ACCOUNT A

                                       OF

                   THE VOLUNTEER STATE LIFE INSURANCE COMPANY

The section LIMITATION ON RIGHT TO CONTEST on page 18 of the Prospectus is deleted and amended to read as follows:

          LIMITATION ON RIGHT TO CONTEST. Volunteer will not contest the insurance coverage provided under the Policy, except for any subsequent increase in Specified Amount, after the Policy has been in force during the lifetime of the Insured for a period of two years from the policy date. Any accidental death or disability benefits which are provided by a rider may be contested at any time for misrepresentation. Any increase in the Specified Amount will not be contested after such increase has been in force during the lifetime of the Insured for two years following the effective date of the increase. Any increase will be contestable within the two year period only with regard to statements concerning the increase.

                                    ENSEMBLE
                       CHUBB/VOLUNTEER SEPARATE ACCOUNT A

           INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                    ISSUED BY

                   THE VOLUNTEER STATE LIFE INSURANCE COMPANY
                               VOLUNTEER BUILDING
                               832 GEORGIA AVENUE
                          CHATTANOOGA, TENNESSEE 37402
                                 (615) 756-2887

     The Flexible Premium Variable Life Insurance Policy ("Policy") offered by The Volunteer State Life Insurance Company ("Volunteer") and described in this Prospectus is designed to provide a policyowner with both lifetime insurance protection and maximum flexibility in connection with premium payments and death benefits. Although each Policy contains a schedule of intended premium payments ("Planned Periodic Premiums") and an intended frequency of premium payments ("Premium Frequency"), a policy owner may, subject to certain restrictions, vary the frequency and amount of the premium payments and increase or decrease the level of life insurance benefits payable under the Policy. This flexibility allows a policyowner to provide for changing insurance needs within the framework of a single insurance policy. Unlike traditional lifetime insurance protection, the policyowner participates in the investment experience of Chubb/Volunteer Separate Account A ("Separate Account A"). Cash value under the Policy will increase with positive investment experience and decrease with negative investment experience. Cash value in Separate Account A is not guaranteed and could decline to zero.

     The Policy provides for a death benefit payable at the Insured's death. If net premiums are allocated to Separate Account A, the amount of the death benefit may reflect the investment experience of the chosen division of Separate Account A, as well as the frequency and amount of premiums, any partial surrenders of cash value ("partial surrender"), and the charges assessed in connection with the Policy. As long as the Policy remains in force, the death benefit will not be less than the current Specified Amount of the Policy, reduced by any outstanding indebtedness and any due and unpaid charges. The minimum initial Specified Amount of a Policy is $25,000. The Specified Amount may be reduced to not less than $10,000.

     The Policy provides two death benefit options which may be chosen by the policyowner. Under Option I, the death benefit payable under the Policy is equal to the greater of (i)the Specified Amount or (ii) the Policy's cash value on the date of death multiplied by the "corridor percentage". The corridor percentage is a tax law concept pertaining to the relationship between cash value and death benefit, based on the Insured's attained age. Under Option II, the death benefit equals the Specified Amount plus the cash value of the Policy on the date of death, but not less than the Policy's cash value multiplied by the corridor percentage. The policyowner may, subject to certain restrictions; change from one death benefit option to the other after the Policy has been issued forth in the Internal Revenue Code of 1986 (the "Code.") Thelimitations on total premiums paid is imposed in order to comply with present requirements to obtain favorable federal income tax treatment of the Policy and its death benefit.

     The Policy will remain in force so long as cash value exceeds indebtedness and cash value less indebtedness is sufficient to pay certain monthly charges imposed in connection with the Policy. Cash value in Separate Account A will reflect the investment experience of the chosen divisions of Separate Account A, the amount and frequency of premium payments, any partial surrenders, and charges imposed in connection with the Policy. Adherence to the schedule of Planned Periodic Premiums will not assure the Policy will remain in force. The policyowner bears the entire investment risk for all amounts allocated to Separate Account A; no minimum cash value is guaranteed and cash value could decline to zero. So long as cash value exceeds indebtedness and subject to certain conditions described in this Prospectus, a policyowner may obtain policy loans at any time after the first policy anniversary and may make partial surrenders at any time. Both partial surrenders and policy loans must be made prior to the Policy's maturity date.

     The policyowner may allocate net premiums to one or more of the divisions of Separate Account A or to Volunteer's General Account. Each division of Separate Account A will invest solely in a corresponding portfolio (a "Portfolio") of Chubb America Fund, Inc. (the "Fund"). If the policyowner elects during the ten-day "free look" period to cancel the Policy, Volunteer will reimburse, within seven days from the date the Policy is surrendered to Volunteer, the full amount of premium paid, regardless of investment experience during the period the premium was held. Volunteer will assume the risk, of loss during the "free look" period and will retain any gains resulting from investment experience during that period should the policyowner exercise the "free look." The accompanying prospectus for the Fund and the Statement of Additional Information, available upon request, describe the investment objectives and the risks of the five Portfolios of the Fund.

     Prospective purchasers of this Policy are advised that replacement of existing insurance coverage may not be financially advantageous and should consult with their financial advisers with respect to the Policy. It may also not be advantageous to purchase this Policy, if the prospective purchaser already owns a flexible premium variable life insurance policy.

     The Prospectus generally describes only the portion of the Policy involving Separate Account A. For a brief summary of Volunteer's General Account, see "THE GENERAL ACCOUNT."

     The initial premium payment must be sufficient to keep the Policy in force for at least one month. No premium payment may be less than $25. The total of all premiums paid may never excd the current maximum premium limitations set

                 THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED OR
                      PRECEDED BY A CURRENT PROSPECTUS FOR
                            CHUBB AMERICA FUND, INC.
          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.

                   THE DATE OF THIS PROSPECTUS IS MAY 1, 1988

                                TABLE OF CONTENTS

                                                                            PAGE

DEFINITIONS                                                                   3
SUMMARY                                                                       4
THE VOLUNTEER STATE LIFE INSURANCE COMPANY                                    8
CHUBB/VOLUNTEER SEPARATE ACCOUNT A                                            8
CHUBB AMERICA FUND, INC                                                       8
THE POLICY                                                                    9
   General                                                                    9
   Payment of Premiums                                                       10
   Premium Limitations                                                       10
   Allocation of Premiums                                                    10
   Transfers                                                                 11
   Policy Lapse                                                              11
   Reinstatement                                                             11
   Policy "Free Look"                                                        11
   Right to Exchange Policy                                                  11
CHARGES AND DEDUCTIONS                                                       12
   Premium Expense Charge                                                    12
   Monthly Deduction                                                         12
   Risk Charge                                                               12
   Administrative Fees                                                       12
   Other Charges                                                             13
POLICY BENEFITS AND RIGHTS                                                   13
   Death Benefits                                                            13
   Combined Requests                                                         14
   Maturity of the Policy                                                    14
   Optional Insurance Benefits                                               14
   Settlement Options                                                        15
CASH VALUE BENEFITS                                                          15
   SURRENDER Privileges                                                      15
   Calculation of Cash Value                                                 16
   Unit Values                                                               16
   Net Investment Factor                                                     17
   Policy Loans                                                              17
OTHER MATTERS                                                                18
   Voting Rights                                                             18
   Additions, Deletions or Substitutions of Investments                      18
   Annual Report                                                             18
   Confirmation                                                              19
   Limitation on Right to Contest                                            19
   Misstatements                                                             19
   Suicide                                                                   19
   Beneficiaries                                                             19
   Postponement of Payments                                                  19
   Assignment                                                                19
   Illustration of Benefits and Values                                       19
   Non-Participating Policy                                                  19
THE GENERAL ACCOUNT                                                          20
   General Description                                                       20
   The Policy                                                                20
   General Account Benefits                                                  20
   General Account Cash Value                                                20
   Determination of Charges                                                  20
DISTRIBUTION OF THE POLICY                                                   21
MANAGEMENT OF VOLUNTEER                                                      21
   Executive Officers and Directors of Volunteer                             21
STATE REGULATION OF VOLUNTEER                                                24
FEDERAL TAX MATTERS                                                          24
   Tax Considerations                                                        24
   Policy Proceeds                                                           24
   Charge for Volunteer Income Taxes                                         25
EMPLOYEE BENEFIT PLANS                                                       25
LEGAL PROCEEDINGS                                                            25
LEGAL MATTERS                                                                26
EXPERTS                                                                      26
REGISTRATION STATEMENT                                                       26
FINANCIAL STATEMENTS                                                         26
ILLUSTRATIONS                                                        Appendix A

     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. VOLUNTEER DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF THE FUND OR THE STATEMENT OF ADDITIONAL INFORMATION OF THE FUND.

                                   DEFINITIONS

     In addition to the capitalized terms which are defined elsewhere in this Prospectus, the following words and phrases shall have the indicated meanings:

     AGE- The Insured's age at his nearest birthday.

     ATTAINED AGE- The age of the Insured at the last policy anniversary.

     BENEFICIARY- The beneficiary designated by the policyowner in the application. If changed, the beneficiary is as shown in the latest change filed with Volunteer. If no beneficiary survives the Insured, the policyowner or the policyowner's estate will be the beneficiary. The interest of any beneficiary is subject to that of any assignee.

     CASH VALUE-The total amount that a Policy provides for investment at any time plus the amount held as collateral for policy debt. This amount, less the amount of policy debt, is payable to the policyowner on the earlier of surrender of the Policy or the maturity date.

     DATE OF RECEIPT-Any business day OF Volunteer, prior to 4:00 P.M. New York City time, on which a notice or premium payment is received at Volunteer's home office.

     DEATH BENEFIT-The amount, less the amount of policy debt, which is payable to the beneficiary under the Policy upon the death of the Insured.

     DIVISION---A division of Separate Account A which invests exclusively in the shares of a specified Portfolio of the Fund.

     ENSEMBLE-The name of the flexible premium variable Life insurance policy described in this Prospectus.

     FUND-Chubb America Fund, Inc., a series mutual fund.

     GENERAL ACCOUNT-The assets of Volunteer other than those allocated to Separate Account A or any other separate account.

     INSURED-The person upon whose life the Policy is issued.

     ISSUE AGE-The Insured's age at his nearest birthday on the policy date.

     LOAN value-Generally, 90% of a Policy's cash value on the date of a loan.

     MATURITY DATE-Unless otherwise specified, the maturity date will be the policy anniversary nearest to the Insured's 95th birthday.

     MONTHLY ANNIVERSARY DATE-The same date in each month as the policy date.

     NET PREMIUM-The gross premium less a premium expense charge of 11.5%, consisting of a 9% sales charge and a 2.5% premium tax charge.

     OWNER (Policyowner)-The person so designated in the application or as subsequently changed.

     POLICY DATE-The date set forth in the Policy, which is the date requested by the Owner. If no date is requested, it is the later of the date of application or the date of any required medical examination. The policy date is the date from which policy years, policy months, and policy anniversaries will be determined. If the policy date should fall on the 29th 30th or 31st of a month, The policy date will be the 1st of the following month.

     POLICY DEBT-The sum of all unpaid policy loans and accrued interest thereon.

     PORTFOLIO-A separate investment Portfolio of the Fund.

     PROOF OF DEATH-One or more of the following:

          (a) A copy of a certified death certificate.

          (b) A copy of a certified decree of a court of competent jurisdiction as to the finding of death.

          (c) A written statement by a medical doctor who attended the Insured.

          (d) Any other proof satisfactory to Volunteer.

     SEPARATE ACCOUNT A-Chubb/Volunteer Separate Account A, a separate investment account created by Volunteer to receive and invest net premiums paid under the Policy and other flexible premium variable life insurance policies offered by Volunteer.

     SPECIFIED AMOUNT-The face amount of the Policy which is the minimum death benefit payable under the Policy.

     VALUATION DATE-Each day as of the close of business the New York Stock Exchange which is currently 4:00 P.M. New York City time.

     VALUATION PERIOD-The period between two successive valuation dates, commencing at the close of business of the New York Stock Exchange on each valuation date and ending at the close of Business of the New York Stock Exchange on the next succeeding valuation date.

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                                     SUMMARY

     The following summary of Prospectus information should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Any variations from the information appearing in this Prospectus which may be required due to individual state requirements are contained in supplements which are attached to this Prospectus, or in endorsements to the Policy, as appropriate. Unless otherwise indicated the description of the Policy contained in this Prospectus assumes the policy is in effect4there is no outstanding policy debt and the death benefit is not subject to adjustment by the corridor percentage.

     THE POLICY. Under the flexible premium variable life insurance policy (the "Policy") issued by The Volunteer State Life Insurance Company ("Volunteer"), the policyowner may, subject to certain limitations, make premium payments in any amount at any frequency. The Policy is a life insurance contract with death benefits, cash values, and other features traditionally associated with life insurance. It is called "flexible premium" because, unlike many insurance contracts, there is no fixed schedule for premium payments, although each policyowner may establish a schedule of premium payments ("Planned Periodic Premiums"). This flexibility permits a policyowner to provide for evolving insurance needs within a single insurance product. The minimum initial Specified Amount is $25,000. A policyowner under attained age 85 may increase or decrease coverage. Increasing coverage under the Policy, rather than purchasing another policy, may save additional administrative costs. Increasing coverage under the Policy or purchasing another policy may require new evidence of insurability.

     The Policy is called "variable" because, unlike the fixed benefits of an ordinary whole life insurance contract, the cash value and, under certain circumstances, the death benefit of the Policy may increase or decrease depending upon the investment experience of the divisions of Separate Account A to which premium payments have been allocated. So long as the Policy's cash value continues to be sufficient to pay the monthly deduction, all policyowners are guaranteed a minimum death benefit equal to the face amount of the Policy (the "Specified Amount"), less any outstanding policy debt.

     The death benefit is payable under two options. Under Option I the death benefit is equal to the greater of the Specified Amount or the cash value of the Policy on the date of death multiplied by the corridor percentage. Under Option II, the death benefit is equal to the sum of the Specified Amount and the Policy's cash value on the date of death, subject to adjustment by the corridor percentage. The corridor percentage is a tax law concept pertaining to the relationship between cash value and the death benefit based on the Insured's attained age. Prospective policyowners should be aware that there is no guaranty of cash value in Separate Account A. See "POLICY BENEFITS AND RIGHTS-Death Benefits."

     Chubb/ Volunteer Separate Account A. Separate Account A is a separate account established by Volunteer pursuant to the insurance laws of the State of Tennessee and organized as a registered unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Such registration does not involve any supervision by the Securities and Exchange Commission (the "Commission") of the management or investment practices or policies of Separate Account A. Separate Account A is presently comprised of five divisions, each of which buys shares at net asset value of the corresponding Portfolio of Chubb America Fund, Inc. Separate Account A is administered and accounted for as part of the general business of Volunteer, but the income, capital gains, or capital losses of Separate Account A are credited to or charged against the assets held in the account in accordance with the terms of the Policy, without regard to other income or capital gains or losses of any other account arising out of any other business Volunteer conducts. The assets of Separate Account A are not chargeable with liabilities arising out of any other business conducted by Volunteer. The income and both realized and unrealized gains or losses on the assets of each division are separate and are credited or charged against each division without regard to income, gains or losses from any other division. See "CASH VALUE BENEFITS-Unit Values."

     A policyowner may allocate net premium payments among the General Account and the divisions of Separate Account A which invest in Portfolios of Chubb America Fund, Inc.

     If the Date of Receipt of the initial premium is prior to the date the policy is issued and the initial premium exceeds $500, the net premium, less any monthly deductions, will be credited with interest at the rate currently being credited to the General Account. This amount will be credited with interest for the period between the Date of Receipt of the premium (or the policy date, whichever is later) and the issue date.

     Chubb America Fund, Inc. Chubb America Fund, Inc. (the "Fund"), is registered as an open-end diversified management company under the 1940 Act. Its shares are offered only to divisions of Separate Account A, whether now in existence or to be established by Volunteer. The Fund's shares may also be offered to other separate accounts which may be established by Volunteer or its affiliates to fund variable life insurance policies.

     The Fund presently has five classes of stock, each representing a Portfolio having a specific investment objective. The present Portfolios of the Fund are the World Growth Stock Portfolio, the Money Market Portfolio, the Gold Stock Portfolio, the Bond Portfolio, and the Domestic Growth Stock Portfolio. In the future, the Fund may add or delete Portfolios. Policyowners should be aware that there can be no assurance that any Portfolio will in fact achieve its stated objectives. Policyowners should read and retain the prospectus for the Fund which accompanies this Prospectus for detailed information.

     The investment adviser to the Fund is Chubb Investment Advisory Corporation ("Chubb Investment"), an affiliate of Volunteer. See "CHUBB AMERICA FUND, INC."

     PREMIUMS. The first premium is due on the policy date. Premiums are paid in advance generally, one year at a time; however, Volunteer permits semi-annual and quarterly premium payments, as well as monthly bank drafts of premium. Changes in frequency and increases or decreases in the amount of Planned Periodic Premiums may be made by the policyowner; provided that the total of all premiums, scheduled and unscheduled, cannot exceed the current maximum premium limitations set forth in the Code. Volunteer reserves the right to limit the amount of any increase in premium payment, Subject to the foregoing limitations, a policyowner may make additional premium payments at any time prior to the maturity date of the Policy. See "THE POLICY-Payment of Premiums".

     Failure to pay premiums in accordance with the schedule of Planned Periodic Premiums will not automatically cause the Policy to lapse. It will lapse only when the cash value less outstanding policy debt is insufficient to pay the monthly deduction and a grace period expires without a sufficient payment by the policyowner. Conversely, payment of premiums in accordance with the schedule of Planned Periodic Premiums does not necessarily mean that the Policy will remain in force. See "THE POLICY-Policy Lapse".

     DEATH BENEFIT. The death benefit under the Policy is the amount payable to the named beneficiary when the person insured under the Policy dies. All or part of the death benefit may be paid in cash or applied under one or more of the payment options available under the Policy. See "POLICY BENEFITS AND RIGHTS-Settlement Options". The death benefit will be reduced by the amount of any outstanding policy debt or unpaid monthly deduction.

     Under Option I, the death benefit will be equal to the greater of the Specified Amount or the cash value of the Policy on the date of death multiplied by the corridor percentage. Under Option II, the death benefit is equal to the Specified Amount plus the cash value of the Policy on the date of death; provided, however, that under Option II, the death benefit can never be less than the cash value on the date of death multiplied by the corridor percentage. See "POLICY BENEFITS AND RIGHTS-Death Benefits".

     A policyowner may, by written request, change the Specified Amount at any time after the first policy anniversary. Any change is subject to the following conditions:

          1. Any requested decrease in Specified Amount will become effective on the monthly anniversary date that coincides with, or next follows, receipt of such request. The minimum decrease in Specified Amount is $10,000. No decrease may reduce the Specified Amount below $10,000.

          2. Any request for an increase in Specified Amount must be applied for by a supplemental application prior to attained age 85, and shall be subject to evidence of insurability satisfactory to Volunteer. The minimum increase in Specified Amount is $10,000.

          3. Any change approved by Volunteer will become effective on the date shown in the Supplemental Policy Specification Page of the Policy, subject to deduction of the fast month's cost of insurance from the cash value of the Policy.

     By written request, a policyowner may also change the death benefit option. If the request is to change from Option I to Option II, the Specified Amount will be decreased by the amount of the cash value of the Policy on the effective date of the change. Evidence of insurability satisfactory to Volunteer will be required for a change from Option I to Option II lithe request is to change from Option II to Option I, the Specified Amount will be increased by the amount of the cash value of the Policy on the effective date of the change. No evidence of insurability is required for a change from Option II to Option I. The effective date of either change shall be the monthly anniversary date that coincides with or next follows the Date of Receipt of the request for change. See "POLICY BENEFITS AND RIGHTS-Death Benefits". Policyowners may combine a request for a change in the Specified Amount with a request for a change in the death benefit option. Combined requests will be subject to the requirements and limitations of each of the requests. See "POLICY BENEFITS AND RIGHTS---Combined Requests."

     VALUE OF POLICY. The Policy provides for cash value equal to the total of cash value in the General Account and the Policy's cash value in divisions of Separate Account A. The Policy's cash value will reflect the amount and frequency of premium payments, the value of net premiums (net premiums plus credited interest), if any, allocated to the General Account, the investment experience of Separate Account A, policy loans, any partial surrenders, and any charges imposed in connection with the Policy. There is no minimum guaranteed cash value.

     The cash value of each division in Separate Account A on the policy date is equal to the net premium which has been paid and allocated to that division less the portion of the first monthly deduction allocated to the Policy's cash value in that division. Thereafter, at the end of each valuation period after the policy date, the Policy's cash value in a division is equal to the sum of (a) the cash value in the division on the preceding valuation date multiplied by the net investment factor (See "CASH VALUE BENEFITS--Net Investment Factor") for the current valuation period, plus (b) any net premium received during the current valuation period which is allocated to the division, plus (c) all cash values transferred to the division from another division or the General Account, including loan repayments, during the current valuation period, minus (d) cash values transferred from the division to another division or the General Account and cash values transferred to secure a policy debt during the current valuation period, and minus (e) all partial surrenders from the division during the current valuation period, and minus (f) a pro rata portion of monthly deductions, whenever a valuation period includes the monthly anniversary date.

     The Policy's total cash value in Separate Account A equals the sum of the Policy's cash value in each division. The Policy's cash value is Separate Account A is expressed in terms of the number of units and unit values of each division. See "CASH VALUE BENEFITS-Unit Values."

     CHARGES AND DEDUCTIONS.

     (a) There is a premium expense charge deducted from each premium payment prior to allocation to the General Account and/or divisions of Separate Account
A. The premium expense charge includes a 9% charge to compensate Volunteer for sales and distribution expenses incurred with respect to the Policy. Volunteer also deducts 2.5% of each premium payment received to cover state premium taxes imposed. This portion of the premium expense charge represents an average of state premium taxes. These charges may not be increased.

     (b) There is a monthly deduction from each Policy's cash value in the General Account and/or the divisions of Separate Account A equal to the sum of
(i) the cost of insurance, described below, and the cost of additional benefits provided by rider attached to the Policy; (ii) a monthly administrative charge of $7.25 for the first twelve policy months and $4.00 per month thereafter; and
(iii) a monthly insurance underwriting expense charge of $.20 per thousand of the Insured's initial Specified Amount and of any increase in Specified Amount (chargeable only to the first twelve policy months and in the first twelve months following the increase, respectively). The cost of insurance charge is calculated on each monthly anniversary date. It is based on the sex, attained age, rating class, and Specified Amount of the Insured. Monthly cost of insurance rates will be determined by Volunteer based upon its expectations as to future mortality experience. Cost of insurance rates are guaranteed not to exceed or be increased above the maximum charge based upon the Commissioner's 1958 Standard Ordinary Mortality Table.

     (c) A mortality and expense risk charge, not to exceed .0016438% on a daily basis (.60% on an annual basis) will be imposed on the assets of each division. Volunteer does not expect to realize a profit on this charge.

     (d) Volunteer charges an administrative fee equal to the lesser of $25 or 2% of the amount of the partial surrender for each partial surrender and the lesser of $25 or 10% of the amount of a transfer for each transfer between divisions of Separate Account A or the General Account. A charge, not to exceed $25, will be billed for each request by a policyowner for an illustration of benefits and values after the policy date.

     (e) Volunteer reserves the right to charge the assets of each division of Separate Account A to provide for any income taxes payable by Volunteer on the assets of such divisions. In addition, an investment advisory fee is imposed against the assets of each Portfolio to compensate the Fund's investment manager and sub-investment managers. See "CHUBB AMERICA FUND, INC."

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     POLICY LOANS. After the first policy anniversary, a policyowner may borrow against the cash value of his Policy. Generally, the maximum loan amount is 90% of the cash value of the Policy on the date of the loan.

     Loan interest is payable at the end of each policy year and all policy debt outstanding will be deducted from proceeds payable at the Insured's death, upon maturity, or upon surrender.

     A policyowner may allocate a policy loan among the General Account and the various divisions of Separate Account A. Cash value in each division equal to the policy debt so allocated will be transferred to the General Account. If loan interest is not paid when due, it becomes loan principal. An amount equal to the unpaid loan interest will be transferred to the General Account pro-rata from the cash value of the General Account and the divisions of Separate Account A. If no cash value is available in any of the divisions of Separate Account A, cash value held in the General Account will be set aside as loan collateral. Cash value held in the General Account for loan collateral earns interest daily at an annual rate of 4 1/2%.

     Interest is payable on policy loans at a maximum rate of 8% compounded annually, or at any lower rate established by Volunteer for any period during which the loan is outstanding. Interest accrues on a daily basis from the date of the loan and is compounded annually. A policy loan may be prepaid in whole or in part at any time while the Policy is in force. When a loan repayment is made, cash value securing the policy debt in the General Account equal to the loan repayment will be allocated among the General Account and divisions of Separate Account A using the same percentages as used to allocate net premiums. See "CASH VALUE BENEFITS-Policy Loans."

     POLICY CANCELLATION, SURRENDER AND LAPSE. The policyowner has the limited right to return a Policy for cancellation and full refund of all premiums paid. Volunteer will cancel the Policy if it is returned by mail or personal delivery to Volunteer or to the agent who sold the Policy, within ten days after the delivery of the Policy to the policyowner. Volunteer will RETURN to the policyowner, within seven days, all payments received on the Policy. Volunteer will assume the risk of loss during this "free look" period and will retain any gains resulting from investment experience during that period should the policyowner exercise the "free look."

     So long as the Policy is in force, a policyowner may elect, subject to the consent of any irrevocable beneficiary or assignee of the Policy, to surrender the Policy and receive its cash value, i.e. the cash value of the Policy determined as of the day Volunteer receives the policyowner's written request, less any outstanding policy debt secured by the Policy. A policyowner may also request a partial surrender, subject to the consent of any irrevocable beneficiary, of the cash value of the Policy. Normally, a partial surrender reduces the death benefit payable under the Policy by an amount equal to the reduction in the Policy's cash value.

     Failure to make any premium payment on a Policy will not necessarily cause the Policy to lapse. The duration of a Policy depends upon the cash value. The Policy will remain in force so long as the cash value less any outstanding policy debt is sufficient to pay the monthly deduction. In the event the cash value, less any outstanding policy debt, is insufficient to pay the monthly deduction and a sixty-one day grace period expires without an adequate payment by the policyowner, the Policy will lapse and terminate without value. See "THE POLICY-Policy Lapse."

     Once a Policy has lapsed, the policyowner may request reinstatement of the Policy anytime within five years of lapse. Satisfactory proof of insurability and payment of a reinstatement premium are required for reinstatement. See "THE POLICY-Reinstatement."

     DISTRIBUTION OF THE POLICY. Volunteer will offer the Policy in all jurisdictions where it is licensed to sell this type of insurance product. The Policy will be sold by agents who represent Volunteer and are registered representatives of Chubb Securities Corporation or other registered broker-dealers.

     TAX CONSEQUENCES OF THE POLICY. All death benefits paid under the Policy will generally be fully excludable from the gross income of the policy beneficiary for federal income tax purposes. The Secretary of the Treasury has recently issued temporary regulations which resolve some of the uncertainties regarding the Policy under federal tax laws. Volunteer believes it is presently in compliance with the regulations and intends to remain in compliance with such regulations and other federal tax law requirements.

     Volunteer may charge each division in Separate Account A for its portion of any income tax charged to Volunteer on the division or its assets. The charge, if imposed, will reduce the investment return of Separate Account A.

     If a policyowner elects to make certain transactions, including a partial withdrawal, surrender or exchange of the Policy, the policyowner may be taxed on a portion of any amounts paid to the policyowner (which may include any prior policy loans cancelled in the transaction). Policyowners are advised to consult with their own tax advisors with regard to the tax consequences of the Policy. See "FEDERAL TAX MATTERS."

                   THE VOLUNTEER STATE LIFE INSURANCE COMPANY

     Volunteer is a stock life insurance company chartered in 1903 in Tennessee and has been continuously engaged in the insurance business since that time. It is licensed to do life insurance business in forty-nine states of the United States, Puerto Rico and in the District of Columbia. Volunteer is a wholly-owned subsidiary of Chubb Life Insurance Company of America ("Chubb Life"), a New Hampshire corporation. Chubb Life is in turn an indirect wholly-owned subsidiary of The Chubb Corporation, a New Jersey corporation. The principal offices of The Chubb Corporation are located at 15 Mountain View Road, Warren, New Jersey. Its telephone number is 201/580-2000. Volunteer's home office is located at 832 Georgia Avenue, Chattanooga, Tennessee 37402, telephone number 615/756-2887.

     Volunteer's total assets, at December 31, 1987 were $472,399,749, while total assets of The Chubb Corporation, as of the same date, were 8,609,446,000.

     Volunteer writes individual life and credit insurance. It is subject to Tennessee law governing insurance, and is regulated and supervised by the Tennessee Commissioner of Insurance.

                       CHUBB/VOLUNTEER SEPARATE ACCOUNT A

     Separate Account A is a separate account of Volunteer established on August 20, 1984 pursuant to the insurance laws of the State of Tennessee and organized as a unit investment trust registered with the Commission under the 1940 Act. Such registration does not involve supervision of the management or investment policies of Separate Account A or Volunteer by the Commission. Volunteer is the depositor of Separate Account A. Under Tennessee law, the assets of Separate Account A are held exclusively for the benefit of policyowners and persons entitled to payments under this Policy and other variable life insurance policies funded by Separate Account A. The assets of Separate Account A are not chargeable with liabilities arising out of any other business which Volunteer may conduct.

     Volunteer holds the assets of Separate Account A. These assets are kept physically segregated and held separate and apart from the General Account. Volunteer maintains records of all purchases and redemptions of Fund shares by each of the divisions.

     DIVISIONS. Separate Account A presently has five investment divisions but may, in the future, add or delete investment divisions. Each investment division will invest exclusively in shares representing an interest in a Portfolio of the Fund.

     Investment income and other distributions to each division of Separate Account A arising from the applicable underlying Portfolio of the Fund increases the assets of the corresponding division of Separate Account A. The income and both realized and unrealized gains or losses on the assets of each division of Separate Account A are credited to or charged against that division without regard to income, gains or losses from any other division. Under certain unusual circumstances, the liabilities of one division, arising from claims against that division could be attributed to another division.

                            CHUBB AMERICA FUND, INC.

     Separate Account A invests in shares of the Fund which is organized as a Maryland corporation and is registered as an open-end diversified management company under the 1940 Act. The Fund currently has five Portfolios each of which has different investment objectives. The shares of each series of Fund stock are presently offered only to the divisions of Separate Account A, but may also be offered to other separate accounts that may be established by Volunteer or any of its affiliates. The assets of each Portfolio are maintained separately from the assets of the other Portfolios and each Portfolio has investment objectives and policies which are different from those of the other Portfolios. Thus, each Portfolio operates as a separate investment fund, and the income, gains or losses of one Portfolio generally has no effect on the investment performance of any other Portfolio. Under certain unusual circumstances, the liabilities of one Portfolio arising from claims against that Portfolio, could be attributed to another Portfolio.

The investment adviser to the Fund is Chubb Investment which is an affiliate of Volunteer. Chubb Investment has in turn retained Templeton, Galbraith &

Hansberger Ltd. ("Templeton") to provide investment advisory services for the World Growth Stock Portfolio, Reserve Management Company, Inc. ("Reserve") to provide investment advisory services for the Money Market Portfolio, Van Eck Associates Corporation ("Van Eck Associates") to provide investment advisory services for the Gold Stock Portfolio, and Pioneering Management Corporation ("Pioneer") to provide investment advisory services for the Domestic Growth Stock Portfolio. Chubb Investment acts as investment manager to the Bond Portfolio with no additional sub-investment manager.

     An investment advisory fee is charged monthly against each Portfolio at the annual rate of .65 percent of the average daily net asset value of the World Growth Stock Portfolio, Gold Stock Portfolio and Domestic Growth Stock Portfolio and .50 percent of the average daily net asset value of the Money Market Portfolio and Bond Portfolio. These fees are reduced to .60 and .45 percent, respectively, of the average daily net asset value exceeding $200,000,000 and are further reduced to .55 and .40 percent, respectively, of the average daily net asset value exceeding $1,300,000,000. The compensation of Templeton is set at the annual rate of .50 percent of the average daily net asset value of the World Growth Stock Portfolio, that of Reserve at the annual rate of .35 percent of the average daily net asset value of the Money Market Portfolio, that of Van Eck Associates at the annual rate of .50 percent of the average daily net asset value of the Gold Stock Portfolio and that of Pioneer at the annual rate of .50 percent of the average daily net asset value of the Domestic Growth Stock Portfolio. These fees are reduced to .45, .30, .45, and .45 percent, respectively, of the average daily net asset value exceeding $200,000,000 and are further reduced to .40, .25, .40, and .40 percent, respectively of the average daily net asset value exceeding $1,300,000,000. Chubb Investment is wholly responsible for paying such fees out of its investment advisory fee, described above.

     The investment objectives of each Portfolio are set forth below. There can be no assurance that any of the Portfolios will achieve its stated objectives. The specialized nature of each Portfolio gives rise to significant differences in the relative investment potential and market and financial risks of each Portfolio, Policyowners should consider the unique features of each Portfolio before investing in any Portfolio. For more detailed information concerning each Portfolio, including a description of the investment risks, reference is made to the prospectus for the Fund which accompanies this Prospectus, or the Statement of Additional Information for the Fund, available on request.

     WORLD GROWTH STOCK PORTFOLIO: to achieve long-term capital growth through a policy of investing primarily in stocks of companies of any nation. A portion of the Portfolio may also be invested in debt obligations of companies and governments of any nation. Any income realized from such investments will be incidental.

     MONEY MARKET PORTFOLIO: to achieve the highest possible current income, consistent with preservation of capital and maintenance of liquidity, by investing primarily in short-term money market instruments other than commercial paper.

     GOLD STOCK PORTFOLIO: to realize long-term capital appreciation, while retaining the option to take current income into account, by investing primarily, and sometimes exclusively, in common stocks of gold mining companies.

     BOND PORTFOLIO: to provide a stable level of income, consistent with limiting risk to principal, by investing primarily in high quality corporate debt securities and U.S. Government debt obligations.

     DOMESTIC GROWTH STOCK PORTFOLIO: to achieve reasonable income and growth of capital by investing primarily in a diversified portfolio of equity securities issued by companies organized in the United States and considered by the sub-investment manager to be undervalued in light of the company's earning power and growth potential.

     The Fund may find it necessary to take action to assure that the Policy continues to qualify as a life insurance policy under federal tax laws. The Fund, for example, may alter the investment objectives of any Portfolio or substitute the shares of one Portfolio for those of another. See "OTHER MATTERS-Additions, Deletions or Substitutions of Investments" and "FEDERAL TAX MATTERS".

     Separate Account A will purchase shares of the Fund at net asset value in connection with premium payments allocated to the divisions in accordance with the policyowner's directions and will redeem shares of the Fund to process transfers, policy loans, surrenders or partial surrenders and generally to meet contract obligations or make adjustments in reserves. The Fund will sell and redeem its shares at net asset value as of the Date of Receipt by Separate Account A of premium payments or notifications by a policyowner.

                                   THE POLICY

GENERAL. The Policy is designed to provide the policyowner with lifetime insurance protection and flexibility in connection with the amount and frequency of premium payments and the level of life insurance proceeds payable under the Policy. The policyowner is not required to pay scheduled premiums to keep the

Policy in force but may, subject to certain limitations, vary the frequency and amount of premium payments. Moreover, subject to certain limitations, the Policy allows a policyowner to adjust the level of life insurance payable under the Policy without having to purchase a new Policy by increasing or decreasing the Specified Amount. Thus, as insurance needs or financial conditions change, the policyowner has the flexibility to adjust life insurance proceeds and vary the premium payments. Death benefits are payable under two options as described in "POLICY BENEFITS AND RIGHTS--Death Benefits".

     To purchase a Policy, a completed application must be submitted to Volunteer through the agent selling the Policy. Volunteer will generally not issue Policies to insure persons older than age 75. Applicants for insurance must furnish satisfactory evidence of insurability. Nonsmoker rates are only available to Insureds age 16 and over. The minimum Specified Amount for a Policy at issue is $25,000, Volunteer reserves the right to revise its rules from time to time to specify a different minimum Specified Amount at issue. If the Specified Amount applied for plus all other insurance in force which is underwritten by Volunteer or its affiliates exceeds $750,000 Volunteer will reinsure all or a portion of the Policy and, as a result, may retain some revenue. Acceptance of an application or revocation of a Policy during the contestable period is subject to Volunteer's insurance underwriting rules and Volunteer may, in its sole discretion, reject any application or related premium for any good reason or contest a Policy.

     PAYMENT OF PREMIUMS. Premiums must be paid to Volunteer at its home office or through an authorized agent of Volunteer, for forwarding to Volunteer's home office. Unlike traditional insurance contracts, there is no fixed schedule of premium payments on a Policy either as to the amount or the timing of the payment. A policyowner may determine, within specified limits, his or her own premium payment schedule. These limits will be set forth by Volunteer and will include a minimum initial premium payment sufficient to keep the policy in force for one month, and may also include limits on the total amount and frequency of payments in each POLICY year. No premium payment may be less than $25. In order to help the policyowner obtain the insurance benefits desired, a Planned Periodic Premium and Premium Frequency will be stated in each Policy. This premium will usually be based upon the policyowner's insurance needs, financial abilities and the current financial climate, in general, as well as on the Specified Amount of the Policy and the Insured's age, sex and risk class. The policyowner is not required to pay such premiums and failure to make any premium payment will not necessarily result in lapse of the Policy; provided the Policy's cash value, less policy debt, if any, is sufficient to pay monthly deductions. Conversely, adherence to the schedule OF Planned Periodic Premiums will not assure that the Policy will remain in force. See "THE POLICY-Policy Lapse."

     PREMIUM LIMITATIONS. In no event can the total of all premiums paid, both scheduled and unscheduled, exceed the current maximum premium limitations required by the Code. The premium limitations under the Policy are imposed in order to comply with present requirements to obtain favorable federal income tax treatment of the Policy and its death benefit. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, Volunteer will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the current maximum premium limitations required by the Code. Premium payments less than the amount of $25 will be returned to the policyowner.

     ALLOCATION OF PREMIUMS. Premium payments, net of the premium expense charge, will be allocated on the Date of Receipt among the General Account and the divisions of Separate Account A in accordance with the directions of the policyowner. The minimum percentage of any net premium payment allocated to any division or the General Account is 10%. The policyowner may change his or her allocation of future premium payments among the General Account and the divisions of Separate Account A by written notice to Volunteer without payment of any fee or penalty.

     The amount of net premium allocated to each division is divided by the unit value of that particular division, to determine the number of units to be credited to that division. The unit value of each division will vary to reflect the investment performance of the applicable underlying Portfolio shares. The unit value will be determined on each valuation date by multiplying the net asset value of the shares of the underlying Portfolio held by the division on the preceding valuation date by the net investment factor for that division for the valuation period then ended. The net investment factor for each of the divisions is equal to (i) the asset value per share of the corresponding Portfolio at the end of the preceding valuation period plus the per share amount of any investment income and capital gains, realized or unrealized, credited to such assets in the valuation period for which the net investment factor is being determined, less capital losses, realized or unrealized, charged against such assets during such valuation period and less any amount set aside by Volunteer during the period as a reserve for taxes attributable to the operation or maintenance of each division, (ii) divided by the asset value of the corresponding Portfolio at the end of the preceding valuation period and (iii) less a charge not to exceed .0016438% on a daily basis (.60% on an annual basis) of the value of the division to compensate Volunteer for assumption of certain mortality and expense risks. See "CASH VALUE BENEFITS-Unit Values". Applicants should refer to the prospectus for the Fund which accompanies this Prospectus for description of how the assets of each Portfolio are valued since the determination directly affects the unit value of a division and, therefore, the cash value of a Policy.

     All valuations in connection with the Policy, e.g. with respect to determining cash value in connection with policy loans, transfers, partial surrenders, or payment of death benefits, and with respect to determining the value of a division to be credited to a Policy with each net premium payment, will be made on the Date of Receipt of the premium if such date is a valuation date; otherwise, such determination will be made on the next succeeding day which is a valuation date.

     TRANSFERS. Cash value may be transferred between the General Account and the divisions of Separate Account A and among the divisions of Separate Account
A. The total amount transferred each time must be at least $250 unless a lesser amount constitutes the entire cash value in the General Account or in a division. Cash value transferred from one division or from the General Account into more than one division, and/or into the General Account, counts as one transfer. Similarly, transferring cash value from more than one division, and/or the General Account, into one other division or the General Account, counts as one transfer.

     A transfer charge to cover administrative costs will be imposed each time amounts are transferred and will be deducted on a pro rata basis from the division or divisions of Separate Account A or the General Account into which the amount is transferred, except for transfers for loan repayments. The charge will be the lesser of $25 or 10% of the amount transferred. Currently, a policyowner may make an unlimited number of transfers; however, Volunteer has reserved the right to revoke or modify transfer privileges and charges.

     POLICY LAPSE. Failure to make a premium payment on a Policy will not necessarily cause the Policy to lapse. The duration of a Policy depends upon its cash value. The Policy will remain in force so long as the cash value, less any outstanding policy debt, is sufficient to pay the monthly deduction. In the event the cash value, less any outstanding policy debt, is insufficient to pay the monthly deduction, the policyowner will be given a sixty-one day period ("grace period") within which to make a premium payment to avoid lapse. The premium required to avoid lapse must be sufficient in amount, after the deduction of the premium expense charge, to cover the monthly deductions for at least three policy months. This required premium will be set forth in a written notice which Volunteer will send to the policyowner at the beginning of the grace period. The Policy will continue in force through the grace period, but if no payment is forthcoming, the Policy will terminate without value at the end of the grace period. If the Insured under the Policy dies during the grace period, the death benefit payable under the Policy will be reduced by the amount of the monthly deduction due and unpaid and the amount of any outstanding policy debt, In addition, if the cash value of the Policy at anytime should decrease so that the aggregate amount of an outstanding policy debt secured by the Policy exceeds the cash value shown in the Policy and an additional payment is not made within sixty-one days of notification by Volunteer, the Policy will lapse.

     REINSTATEMENT. If the Policy lapses, the policyowner may reinstate the Policy. The terms of the original contract will apply upon reinstatement. The cash value, before payment of the required reinstatement premium, will equal the cash value on the date of termination. The policy year on reinstatement will be measured from the policy date. An application for reinstatement may be made any time within five years of lapse, but satisfactory proof of insurability and payment of a reinstatement premium is required. The reinstatement premium, after deduction of the premium expense charge, must be sufficient to cover (i) monthly deductions for three policy months following the effective date of reinstatement; (ii) any due and unpaid monthly administrative charges; and (iii) any due and unpaid monthly expense charges. If a loan was outstanding at the time of lapse, Volunteer will require, at the election of the policyowner, repayment or reinstatement of the loan before permitting reinstatement of the Policy. The effective date will be the date of approval of the reinstatement application, which will be as of a monthly anniversary date.

     POLICY "FREE LOOK". The policyowner has a limited right to return a Policy for cancellation and a full refund of all premiums paid. Volunteer will cancel the Policy if it is returned by mail or personal delivery to Volunteer or to the agent who sold the Policy, within ten days after the delivery of the Policy to the policyowner. Volunteer will return to the policyowner within seven days all payments received on the Policy. Volunteer will assume the risk of loss during the "free look" period and will retain any gains resulting from investment experience during that period should the policyowner exercise the "free look."

     RIGHT TO EXCHANGE POLICY. Once during the first twenty-four policy months following issuance of the Policy, the policyowner may exchange the Policy FOR A flexible premium adjustable life insurance policy on the Insured's life. The new Policy will provide, at the election of the policyowner, the same death benefit or amount of risk as the Policy. Minimum benefits on the new policy will be fixed and guaranteed. Policy values will be determined as of the date the exchange request is received at Volunteer's home office. Evidence of insurability will not be required. No charge will be imposed on any transfers resulting from the exercise of this exchange privilege; however, any outstanding policy debt must be repaid prior to an exchange.

                             CHARGES AND DEDUCTIONS

     PREMIUM EXPENSE CHARGE. Upon receipt of each premium payment and before allocation of payment among the General Account and divisions of Separate Account A, Volunteer will deduct a sales charge of 9% of the premium and a premium tax charge of 2.5% (which represents an average of actual premium taxes imposed), unless otherwise required by state law. Sales charges are to cover Volunteer's actual sales expenses, which include agent's sales commissions and other sales and distribution expenses. These charges may not be increased. Volunteer reimburses Chubb Securities Corporation for all commissions Chubb Securities Corporation pays to agents. Volunteer expects to recover total sales expenses of the Policy over the life of the Policy. To the extent sales expenses in any one policy year are not recovered by the sales charge, Volunteer will cover such expenses from its surplus.

     MONTHLY DEDUCTION. On the first day of each policy month beginning on the policy date, Volunteer will deduct from the cash value of a Policy an amount to cover certain charges and expenses incurred in connection with the Policy. The monthly deduction is intended to compensate Volunteer for underwriting and start-up expenses incurred in connection with the issuance of a Policy, certain administrative expenses, the cost of insurance for the Policy and any optional benefits added by rider. The amount deducted will be deducted pro rata from each of the divisions and the General Account.

     The amount of the monthly deduction is equal to (i) the cost of insurance for the Policy, as described below, and the cost of additional benefits provided by rider, plus (ii) a monthly administration charge of $7.25 for the first twelve policy months and $4.00 per month thereafter plus (iii) a monthly expense charge of $.20 per thousand of the Insured's initial Specified Amount chargeable only during the first twelve policy months and chargeable with respect to any increase in the Specified Amount for twelve policy months following the effective date of such increase. These charges may not be increased.

     The cost of insurance for the Insured is determined on a monthly basis, and is determined separately for the initial Specified Amount and each subsequent increase in Specified Amount. The monthly cost of insurance rate is based on the sex, attained age, rating class, and Specified Amount of the Insured under the Policy. The cost of insurance is calculated as (i) multiplied by the result of
(ii) minus (iii) where:

          (i) is the cost of insurance rate as described in the Cost of Insurance Rates provision contained in the Policy.

          (ii) is the death benefit at the beginning of the policy month divided by 1.0036748, to arrive at the proper values for the beginning of the month assuming the guaranteed interest rate of 4.5% that is applicable to the General Account portion of the Policy.

          (iii) is the cash value at the beginning of the policy month.

     If the corridor percentage is applicable, the death benefit used in the foregoing calculation will reflect the corridor percentage.

     The monthly cost of the insurance rate will be determined by Volunteer based upon expectations as to future mortality experience, but can never exceed the rates shown in the Table of Monthly Guaranteed Cost of Insurance Rates set forth in the Policy. Such guaranteed maximum rates are based ON the Commissioner's 1958 Standard Ordinary Mortality Table.

     RISK CHARGE. Volunteer will also assess a charge on a daily basis against each division of Separate Account A equal to .60% (on an annual basis) of the value of the division to compensate Volunteer for its assumption of certain mortality and expense risks in connection with the Policy. Specifically, Volunteer bears the risk that the total amount of death benefit payable under the Policy will be greater than anticipated and Volunteer also assumes the risk that the actual cost incurred by it to administer the Policy will not be covered by charges assessed under the Policy.

     ADMINISTRATIVE FEES. An administrative fee equal to the lesser of $25 or 10% of the amount of the transfer is imposed for each transfer among the divisions of Separate Account A or the General Account, except for loan repayments. For partial surrenders, an administrative fee equal to the lesser of $25 or 2% of the amount surrendered will be charged. A fee, not to exceed $25, is billed for any illustration of benefits and values requested by a policyowner after the policy date. All administrative fees, including those which are part of the monthly deduction, are no greater than the anticipated expenses of providing such services.

     OTHER CHARGES. Volunteer also reserves the right to charge the assets of each division to provide for any income taxes payable by Volunteer on the assets attributable that division. An investment advisory fee is also imposed against the assets of each Portfolio for services provided by the Fund's investment manager and sub-investment managers.

                           POLICY BENEFITS AND RIGHTS

     DEATH BENEFITS. So long as it remains in force, the Policy provides for the payment of life insurance proceeds upon the death of the Insured. Proceeds will be paid to a named beneficiary or contingent beneficiary. One or more beneficiaries or contingent beneficiaries may be named. Life insurance proceeds may be paid in a lump sum or under an optional payment plan. (See "Settlement Options" below.) Proceeds of the Policy will be reduced by any outstanding policy debt and any due and unpaid charges and increased by any benefits added by rider. Proceeds that are payable in a lump sum at the death of the Insured will be increased to include interest as required by applicable state law. Proceeds will ordinarily be paid within seven days after Volunteer receives due proof of death.

     Policyowners designate in the initial application one of two death benefit options offered under the Policy. The amount of life insurance proceeds payable under a Policy will depend upon the option in effect at the time of the Insured's death. Option I emphasizes the impact of investment experience on cash value rather than insurance coverage because the Specified Amount and the death benefit, generally, remain stable. Under Option I, as cash value increases and the death benefit does not increase, the amount at risk decreases. Thus, the cost of insurance charges are imposed on a decreasing amount. Option II emphasizes insurance coverage because favorable investment experience adds to the cash value that provides an addition to the total death benefit. Under Option II favorable investment experience does not reduce the amount at risk upon which cost of insurance charges are based.

     Under Option I, life insurance proceeds will be equal to the greater of the Specified Amount, or the cash value of the Policy at the date of death multiplied by the corridor percentage, as described below. Under Option II, life insurance proceeds will be the Specified Amount plus the cash value of the Policy on the date of death. Under Option II, the death benefit can never be less than the cash value on the date of death multiplied by the corridor percentage.

     The corridor percentage depends upon the attained age of the Insured on the date of death. The corridor percentage for each age is set forth in the table below:

  ATTAINED     CORRIDOR
     AGE      PERCENTAGE
------------------------
 40 & below      250%
      41         243
      42         236
      43         229
      44         222
      45         215
      46         209
      47         203
      48         197
      49         191
      50         185
      51         178
      52         171%
      53         164
      54         157
      55         150
      56         146
      57         142
      58         138
      59         134
      60         130
      61         128
      62         126
      63         124
      64         122%
      65         120
      66         119
      67         118
      68         117
      69         116
      70         115
      71         113
      72         111
      73         109
      74         107
    75-90        105
      91         104%
      92         103
      93         102
      94         101
      95         100

     The death benefit option in effect may be changed by sending Volunteer a written request for change. The effective date of the change will be the first monthly anniversary date that coincides with or next follows the Date of Receipt of such request. If the death benefit option is changed from Option II to Option I, the Specified Amount will be increased by the Policy's cash value on the effective date of the change. Conversely, if the benefit option is changed from Option I to Option II, the Specified Amount will be decreased by the Policy's cash value on the effective date of the change. Evidence of insurability satisfactory to Volunteer will be required on a change from Option I to Option
II. A change in the benefit option may not be made if it would result in a Specified Amount which is less than the minimum Specified Amount of $10,000. A change in benefit options will affect the cost of insurance.

     After a Policy has been in force for one year, the policyowner. under attained age 85, may adjust the existing insurance coverage by increasing or decreasing the Specified Amount. Any increase must be at least $10,000. The minimum decrease in Secified Amount is $10,000., To make a change, the policyowner must send a written request and the Policy to Volunteer at its home office. Any change in the Specified Amount will affect a policyowner's cost of insurance charge. Any increase in the Specified Amount will become effective on the monthly anniversary date after the Date of Receipt for the request. Any decrease in Specified Amount will first apply to coverage provided by the most recent Specified Amount increase, then to the next most recent increases successively and finally to the coverage under the original application. By applying decreases in this manner, savings, generally, may be realized by a policyowner since additional costs and limitations associated with increases in Specified Amounts would be eliminated first. To apply for an increase in the Specified Amount, a supplemental application must be completed and evidence satisfactory to Volunteer that the Insured is insurable must be submitted. Any approved increase in the Specified Amount will become effective on the date shown in the Supplemental Policy Specifications Page. Such increase will not become effective, however, if the Policy's cash value is insufficient to cover the deduction for the cost of the increased insurance for the policy month following the increase. Such an increase may require a payment or future increased Planned Periodic Premiums. See "CHARGES AND DEDUCTIONS."

     COMBINED REQUESTS. Policyowners may combine requests for changes in the Specified Amount and the death benefit option and requests for partial surrenders. The requirements and limitations that apply to each change will apply to the combined transaction, including any required evidence of insurability, Specified Amount and premium limitations, effectiveness on the monthly anniversary date following the Date of Receipt of the request, and the sufficiency of cash value to keep the Policy in force for the month following the transaction.

     The effect of a combined transaction on the cost of insurance, the amount of the death benefit proceeds and the premium limitations will be the net result of such effects for each such transaction considered separately. For example, combining a request for a partial surrender under Option I with a request for an increase in the Specified Amount will result in a greater amount at risk, an increase in the cost of insurance and a requirement of evidence of insurability. Policyowners should consider the net result of a combined transaction in light of insurance needs, financial circumstances and tax consequences.

     MATURITY OF THE POLICY. As long as the Policy remains in force, Volunteer will pay the Policy's cash value, less outstanding policy debt, if any, on the maturity date. Benefits at maturity may be paid in a lump sum or under an optional payment plan. The maturity date is the date shown in the Policy. To change the maturity date, a written request and the Policy must be sent to Volunteer at its home office. The Date of Receipt for any request must be before the maturity date then in effect. The requested maturity date must be (i) on a policy anniversary, (ii) at least one year from the Date of Receipt of the request, (iii) after the tenth Policy year and (iv) on or before the policy anniversary nearest to the Insured's 95TH birthday.

     OPTIONAL INSURANCE BENEFITS. Subject to certain requirements, one or more of the following optional insurance benefits may be added to a Policy by rider. More detailed information concerning such riders may be obtained from the agent selling the Policy. The cost of any optional insurance benefits will be deducted as part of the monthly deduction. See "CHARGES AND DEDUCTIONS."

          (a) SPOUSE TERM INSURANCE RIDER. This benefit provides increments of level term insurance to age 70 on the life of the Insured's spouse. Under the terms of the rider, Volunteer will pay the death benefit set forth in the rider to the named beneficiary upon receipt of proof of the spouse's death. Upon receipt of proof of death of the Insured, the Spouse Term Insurance Rider will continue in force under its terms without additional monthly charges.

          (b) CHILDREN'S TERM INSURANCE RIDER. This benefit provides increments of level term insurance on the Insured's children, as defined in the rider. Under the terms of this rider, Volunteer will pay the death benefit set forth in the rider to the proper beneficiary upon receipt of proof of death of the insured child. Upon receipt of proof of death of the Insured, the Children's Term Insurance Rider will continue in force under its terms without additional monthly charges.

          (c) GUARANTEED INSURABILITY RIDER. This benefit provides that the Insured can purchase additional insurance at certain future dates without evidence of insurability. Under the terms of the RIDER, the Insured may, without evidence of insurability, increase the Specified Amount of the Policy on an option date, as defined in the rider.

          (d) ACCIDENTAL DEATH BENEFIT RIDER. This benefit provides additional insurance if the Insured's death results from an accident, as defined in the rider.

          (e) WAIVER OF PREMIUM DISABILITY RIDER. This benefit provides for the waiver of monthly deductions while the Insured is totally disabled, as defined in the rider.

     SETTLEMENT OPTIONS. In addition to A lump sum payment of benefits under the POLICY, ANY proceeds to be paid under the Policy may be paid in any of four methods. A settlement option may be designated by notifying Volunteer in writing at its home office. A lump sum payment of proceeds under the Policy will be made if a settlement option is not designated. Any amount left with Volunteer for payment under an optional payment plan will be transferred to the account of the beneficiary in the General Account on the date Volunteer receives written instructions. During the life of the Insured, the policyowner may select a plan. If a payment plan has not been chosen at the Insured's death, a beneficiary can choose a plan. If a beneficiary is changed, the payment plan selection will no longer be in effect unless the policyowner requests that it continue. An option may be elected only if the amount of the proceeds is $2,000 or more. Volunteer reserves the right to change the interval of payments to 3, 6 or 12 months, if necessary, to increase the guaranteed payments to at least $20 each.

     OPTION A.

     INSTALLMENTS OF A SPECIFIED AMOUNT. Payments of an agreed amount to be made each month until the proceeds and interest are exhausted.

     OPTION B.

     INSTALLMENTS FOR A SPECIFIED PERIOD. Payments to be made each month for an agreed number of years.

     OPTION C.

     LIFE INCOME. Payments to be made each month for the lifetime of the payee. It is guaranteed that payments will be made for a minimum of 10, 15 or 20 years, as agreed upon.

     OPTION D.

     INTEREST. Payment of interest on the proceeds held by Volunteer calculated at the compound rate of 3% per year. Interest payments will be made at 12, 6, 3 or 1 month intervals, as agreed upon.

The interest rate for Options A, B, and D will not be less than 3% per year. The interest rate for Option C will not be less than 2 1/2% per year. Interest in addition to that stated may be paid or credited from time to time under any option, but only in the sole discretion of Volunteer.

Unless otherwise stated in the election of an option, the payee of policy benefits shall have the right to receive the withdrawal value under that option. For Options A and D, the withdrawal value shall be any unpaid balance of proceeds plus accrued interest. For Option B, the withdrawal value shall be the commuted value of the remaining payments. Such value will be calculated on the same basis as the original payments. For Option C, the withdrawal value will be the commuted value of the remaining payments. Such value will be calculated on the same basis as the original payments. To receive this value, the payee must submit evidence of insurability acceptable to Volunteer. Otherwise, the withdrawal value shall be the commuted value of any remaining guaranteed payments. If the payee should be alive at the end of the guaranteed period, the payment will be resumed on that date. The payment will then continue for the lifetime of the payee.

If a payee of policy benefits dies before the proceeds are exhausted or the prescribed payments made, a final payment will be made in one sum to the estate of the last surviving payee. The amount to be paid will be calculated as described for the applicable option in the Withdrawal Value provision of the Policy.

                               CASH VALUE BENEFITS

     So long as it remains in force, the Policy provides for certain benefits prior to the maturity date. Subject to certain limitations, the policyowner may at any time obtain cash value by completely or partially surrendering the Policy. In addition, the policyowner has certain policy loan privileges under the Policy.

     SURRENDER PRIVILEGES. As long as the Policy is in force, a policyowner may surrender the Policy in whole or in part at any time by sending a written request along with the Policy to Volunteer at its home office. See "FEDERAL TAX MATTERS-Policy Proceeds."

     The surrender value of the Policy equals the cash value less any outstanding policy debt. The surrender value will be determined at the end of the valuation period during which the request for a surrender is received. Proceeds will generally be paid within seven days of receipt of a request for surrender.

The amount payable upon complete surrender of the Policy is the surrender value at the end of the valuation period during which the request is received. The surrender value may be paid in a lump sum, within seven days of receipt of the request, or under one of the optional payment plans specified in the Policy. See "POLICY BENEFITS AND RIGHTS-Settlement Options."

A policyowner can obtain a portion of the Policy's cash value upon partial surrender of the Policy. A partial surrender of a Policy is subject to the following conditions:

     A. The amount withdrawn may not exceed the cash value less any outstanding debt.
     The minimum amount that may be withdrawn is $750

     B. The minimum amount that may be withdrawn is $750.

     C. A charge equal to the lesser of $25 or 2% of the amount of the partial surrender will be deducted from the amount of each partial surrender.

     Partial surrenders generally will affect both the Policy's cash value and the life insurance proceeds payable under the Policy. The Policy's cash value will be reduced by the amount of the cash surrender. Moreover, life insurance proceeds payable under the Policy will generally be reduced by the amount of the partial surrender, unless the partial surrender is combined with a request to maintain or increase the Specified Amount. See "POLICY BENEFITS AND RIGHTS-Combined Requests".

     Under Option I, the Specified Amount will be reduced by the amount of the partial surrender and therefore will typically result in a dollar for dollar reduction in life insurance proceeds payable under the Policy. The Specified Amount remaining after a partial surrender may not be less than the minimum Specified Amount of $10,000. As a result, Volunteer will not effectuate any partial surrender that would reduce the Specified Amount below this minimum. If increases in Specified Amount previously have occurred, partial surrender will first reduce the Specified Amount of the most recent increase, then the most recent increases successively, then the coverage under the original application. If the life insurance proceeds payable under either death benefit option both before and after the partial surrender is the cash value multiplied by the corridor percentage, a partial surrender generally will result in a reduction in life insurance proceeds equal to the amount paid upon surrender, multiplied by the corridor percentage then in effect.

     Under Option II, which provides for life insurance proceeds equal to the Specified Amount plus cash value, a reduction in cash value as a result of a partial surrender will typically result in a dollar per dollar reduction in the life insurance proceeds payable under the Policy.

     A policyowner may allocate a partial surrender among the General Account and the divisions of Separate Account A. If no such allocation is made, a partial surrender will be allocated among the General Account and the divisions of Separate Account A in the same proportion that the cash value in the General Account, less any policy debt, and the cash value in each division bears to the total cash value of the Policy, less any policy debt, on the date of partial surrender.

     CALCULATION OF CASH VALUE. The Policy provides for the accumulation of cash value, which will be determined on a daily basis. The Policy's cash value in the divisions of Separate Account A is calculated by units and unit values, as described below. The Policy's cash value will reflect a number of factors, including the investment performance of the divisions of Separate Account A that are invested in the Portfolios, any additional net premiums paid, any partial surrenders, any policy loans, and any charges assessed in connection with the Policy. Cash values in Separate Account A are not guaranteed as to dollar amount.

On the later of the policy date or at the end of the valuation period during which the first premium is received, the cash value is the first premium reduced by the premium expense charge, less the monthly deduction for the first policy month. On this date, the initial number of units credited to the Policy will be established. At the end of each valuation period thereafter, the cash value in a division of Separate Account A is (i) plus (ii) plus (iii) minus (iv) minus (v) where:

     (i) is the cash value on the preceding valuation date multiplied by the net investment factor, as described below, for the current valuation period, is any net premium received during the current valuation period which is allocated to the division,

     (ii) is all cash values transferred to the division from another division or the General Account during the current valuation period,

     (iii) is all cash values transferred from the division to another division or the General Account and cash values transferred to secure a Policy debt during the current valuation period, and

     (iv) is all partial surrenders from the division during the current valuation period.

In addition, whenever a valuation period includes the monthly anniversary date, the cash value at the end of such period is reduced by the portion of the monthly deduction allocated to the division.

The Policy's total cash value in Separate Account A equals the sum of the Policy's cash value in each division thereof.

UNIT VALUES. Units are credited to a policyowner upon allocation of net premiums to a division. Each net premium payment allocated to a division will increase the number of units in that division. Both full and fractional units are credited. The number of units and fractional units is determined by dividing the net premium payment by the unit value of the division to which the payment has been allocated. The unit value of each division is determined on each valuation date. The number of units will be based on the unit value on the valuation date on which the premium payment is received by Volunteer at its home office. The number of units credited will not change because of subsequent changes in unit value. The dollar value of each division's units will vary depending upon the investment performance of the corresponding Portfolio of the Fund.

     Certain transactions affect the number of units in a division under a Policy. Loans, partial and full surrenders, partial surrender and transfer fees, and monthly deductions involve the redemption of units and will decrease the number of units. Transfers of cash value among divisions will reduce or increase the number of units in a division, as appropriate.

     The unit value of each division's units initially was $10.00. Thereafter, the unit value of a division on any valuation date is calculated by multiplying
(1) by (2) where:

          (1) is the division's unit value on the previous valuation date; and

          (2) is the net investment factor for the valuation period then ended.

     The unit value of each division's units on any day other than a valuation date is the unit value as of the next valuation date and is used for the purpose of processing transactions.

     NET INVESTMENT FACTOR. The net investment factor measures investment performance of each division of Separate Account A and is used to determine changes in unit value from one valuation period to the next valuation period. The net investment factor for a valuation period is (i) divided by (ii) minus
(iii) where:

          (i) is (a) the value of the assets of the division at the end of the preceding valuation period, plus (b) the investment income and capital gains, realized or unrealized, credited to the assets of the division during the valuation period for which the net investment factor is being determined, minus (c) capital losses, realized or unrealized, charged against those assets during the valuation period, minus (d) any amount charged against the division for taxes or any amount set aside during the valuation period by Volunteer to provide for taxes attributable to the operation or maintenance of that division, and

          (ii) is the value of the assets of the division at the end of the preceding valuation period, and

          (iii) is a charge no greater than .0016438% on a daily basis. This corresponds to .60% on an annual basis for mortality and expense risks.

     POLICY LOANS. So long as the Policy remains in force, a policyowner may borrow money from Volunteer at any time after the first policy anniversary using the Policy as the only security for the loan. Loans have priority over the claims of any assignee or any other person. Generally, the maximum loan amount is 90% of the cash value at the end of the valuation period during which the loan request is received. The maximum amount which may be borrowed at any given time is the maximum loan amount reduced by any outstanding policy debt.

     Proceeds of policy loans ordinarily will be disbursed within seven days from the Date of Receipt of a request for a loan by Volunteer at its home office, although payments may be postponed under certain circumstances. See "OTHER MATTERS-Postponement of Payments". So long as the Policy remains in force, the loan may be repaid in whole or in part without penalty at any time while the Insured is living.

     When a policy loan is made, a portion of the Policy's cash value sufficient to secure the loan will be transferred to the General Account. A policy loan removes the proceeds from the investment experience of Separate Account A which will have a permanent effect on the cash value and death benefit even if the loan is repaid. Any loan interest that is due and unpaid will also be so transferred. Cash value equal to policy debt in the General Account will accrue interest daily at an annual rate of 4 1/2% percent. The policyowner may allocate a policy loan among the General Account and the divisions of Separate Account A. If no such allocation is made the loan will be allocated among the General Account and divisions of Separate Account A in the same proportion that the cash value in the General Account less policy debt and the cash value in each division bears to the total cash value of the Policy, less policy debt, on the date of the loan.

     Volunteer will charge interest on any outstanding policy loan. The maximum interest rate on policy loans is 8%, compounded annually. Volunteer may at its sole discretion charge lower interest rates in the future. If the loan interest rate is ever less than 8%, Volunteer can increase the rate once each policy year but by not more than 1% per year. With respect to outstanding policy loans, Volunteer will send notice of any change to the policyowner and any assignee of record at Volunteer's home office at least thirty days before the effective date of the increase. The effective date of any increase in such interest shall not be less than twelve months after the effective date of the establishment of the previous rate. Interest is due and payable at the end of each policy year, and any interest not paid when due becomes loan principal.

     Policy debt equals the total of all outstanding policy loans and accrued interest on policy loans. If policy debt exceeds cash value, Volunteer will notify the policyowner and any assignee of record. A payment at least equal to the excess policy debt must be made to Volunteer within sixty -one days from the date the notice is mailed, otherwise, the Policy will lapse and terminate without value. The Policy may, however, later be reinstated, subject to satisfactory proof of insurability and the payment of a reinstatement premium. See "THE POLICY-Reinstatement".

     So long as the Policy remains in force, policy debt may be repaid in whole or in pan at any time during the Insured's life. If there is any existing policy debt, premium payments in the amount of the Planned Periodic Premium received at the Premium Frequency, will be applied as premium. Premium payments in excess of the Planned Periodic Premium or premium payments received other than at the Premium Frequency, will first be applied as policy loan repayments, then as premium when the policy debt is repaid. Upon repayment, the Policy's cash value securing the repaid portion of the debt in the General Account will be transferred to the General Account and the divisions of Separate Account A using the same percentages used to allocate net premiums. Any outstanding policy debt is subtracted from life insurance proceeds payable at the Insured's death, from cash value upon complete surrender, and from cash value payable at maturity.

                                  OTHER MATTERS

     VOTING RIGHTS. To the extent required by law, Volunteer will vote the Fund shares held in the various divisions of Separate Account A at regular and special shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in Separate Account A. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change and, as a result, Volunteer determines that it is permissible to vote the Fund shares in its own right, it may elect to do so. The number of votes on which each policyowner has the right to instruct will be determined by dividing the Policy's cash value in a division of Separate Account A by the net asset value per share of the corresponding Portfolio in which the division invests or as otherwise required by law. Fractional shares will be counted. The number of votes on which the policyowner has the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the Fund. Volunteer will vote Fund shares as to which no instructions are received in proportion to the voting instructions which are received with respect to all Policies participating in the Fund. Each person having a voting interest will receive proxy material, reports and other materials relating to the Fund. The shares held by Volunteer, including shares for which no voting instructions have been received, shares held in the Separate Account A representing charges imposed by Volunteer against Separate Account A under the Policies and shares held by Volunteer that are not otherwise attributable to Policies, will also be voted by Volunteer in proportion to instructions received from the owners of variable life insurance policies funded through Separate Account A. Volunteer reserves the right to vote any or all such shares at its discretion to the extent consistent with then current interpretations of the 1940 Act and rules thereunder.

Volunteer may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that shares be voted so as to cause a change in subclassification or investment objective of the Fund or disapprove an investment advisory contract of the Fund. In addition, Volunteer may disregard voting instructions in favor of changes initiated by a policyowner in the investment policy or the investment adviser of the Fund if Volunteer reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or Volunteer determined that the change would be inconsistent with the investment objectives of Separate Account A or would result in the purchase of securities for Separate Account A which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts created by Volunteer or any affiliate of Volunteer which have similar investment objectives. In the event that Volunteer does disregard voting instructions, a summary of that action and the reason for such actions will be included in the next semi-annual report to the policyowner.

     ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS. Volunteer reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares held by any division or which any division may purchase. If shares of the Fund should no longer be available for investment or if, in the judgment of Volunteer's management, further investment in shares of the Fund should become inappropriate in view of the purposes of the Policy, Volunteer may substitute shares of any other investment company for shares already purchased, or to be purchased in the future under the Policies. No substitution of securities will take place without notice to and consent of policyowners and without prior approval of the Commission, all to the extent required by the 1940 Act.

     Each class of Fund stock is subject to certain investment restrictions which may not be changed without the approval of the majority of the holders of such series. See the accompanying prospectus for the Fund.

ANNUAL REPORT. Each year a report will be sent to the policyowner which shows the current cash value, premiums paid and all charges since the last annual report as well as the balance of outstanding policy loans. Volunteer will also send to the policyowner the reports required by the 1940 Act.

     CONFIRMATION. Confirmation notices (or other appropriate notification) will be mailed promptly at the time of the following transactions:

(1)  policy issue;

(2)  receipt of premium payments;

(3)  transfers among divisions;

(4)  change of premium allocation;

(5)  change between Option I and Option H;

(6)   increases or decreases in Specified Amount; partial surrenders;

(7)  receipt of loan repayments; and

(8)  reinstatements.

     LIMITATION ON RIGHT TO CONTEST. Volunteer will not contest or revoke the insurance coverage provided under the Policy, except for any subsequent increase in Specified Amount, after the Policy has been in force during the lifetime of the Insured for a period of two years from the policy date. This provision does not apply to any benefits provided by a rider which grants disability benefits or an added benefit in the event that death results from an accident. Any increase in the Specified Amount will not be contested after such increase has been in force during the lifetime of the Insured for two years following the effective date of the increase. Any increase will be contestable within the two year period only with regard to statements concerning the increase.

     MISSTATEMENTS. If the age or sex of the Insured has been misstated in an application, including a reinstatement application, the amount payable under the Policy by reason of the death of the Insured will be equal to the sum of the following:

          1. The cash value on the date of death less any policy debt; and

          2. The death benefit, less the cash value on the date of death, multiplied by the ratio of (a) the cost of insurance actually deducted at the beginning of the policy month in which the death occurs to (b) the cost of insurance that should have been deducted at the Insured's true age or sex.

     SUICIDE. The Policy does not cover the risk of suicide within two years from the policy date or two years from the date of any increase in Specified Amount with respect to such increase, whether the Insured is sane or insane. In the event of suicide within two years of the policy date, the only liability of Volunteer will be a refund of premiums paid, without interest, less any policy debt and less any partial surrender. In the event of suicide within two years of an increase in Specified Amount, the only liability of Volunteer will be a refund of the cost of insurance for such increase, plus death benefits payable without regard to suicide, if any.

     BENEFICIARIES. The original beneficiaries and contingent beneficiaries are designated by the policyowner on the application. If changed, the primary beneficiary or contingent beneficiary is as shown in the latest change filed with Volunteer at its home office. One or more primary or contingent beneficiaries may be named in the application. In such case, the proceeds of the Policy will be paid in equal shares to the survivors in the appropriate beneficiary class unless requested otherwise by the policyowner.

     POSTPONEMENT OF PAYMENTS. Payment of any amount upon complete or partial surrender, policy loan, or benefits payable at death or maturity may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of net assets in Separate Account A.

     ASSIGNMENT. The Policy can be assigned as collateral security. Volunteer must be notified in writing at its home office if the Policy has been assigned. Each assignment will be subject to any payments made or action taken by Volunteer prior to its notification of such assignment. Volunteer is not responsible for the validity of an assignment. A policyowner's rights and the rights of the beneficiary may be affected by an assignment.

     ILLUSTRATION OF BENEFITS AND VALUES. The policyowner may request illustrations of death benefits and cash value at any time after the policy date. Illustrations will be based on the existing cash value at the time of the request and both the maximum and the then current costs of insurance rates. An administrative fee, not in excess of $25, will be charged to cover the cost in preparing such illustrations. Such fee will be payable in cash or by check and will not be payable out of a Policy's cash value. See "CHARGES AND DEDUCTIONS--Administrative Fees".

     NON-PARTICIPATING POLICY. The Policy does not share in any surplus distributions of Volunteer. No dividends are payable with respect to the Policy.

                               THE GENERAL ACCOUNT

     Policyowners may allocate net premiums and transfer cash value to the General Account. Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the 1949 Act. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts, and Volunteer has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus relating to the General Account. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     GENERAL DESCRIPTION. The General Account consists of all assets owned by Volunteer other than those in Separate Account A and other separate accounts which may be established by Volunteer. Subject to applicable law, Volunteer has sole discretion over the investment of the assets of the General Account.

     A policyowner may elect to allocate net premiums to the General Account or to transfer cash value to or from the divisions of Separate Account A and the General Account. The allocation or transfer of funds to the General Account does not entitle a policyowner to share in the investment experience of the General Account. Instead, Volunteer guarantees that cash value in the General Account will accrue interest daily at an effective annual rate of at least 4 1/2%, independent of the actual investment experience of the General Account. Volunteer is not obligated to credit interest at any higher rate, although Volunteer may, in its sole discretion, do so. Interest in excess of 4 1/2% will never be credited on that portion of a Policy's cash value in the General Account equal to indebtedness.

     If the Date of Receipt of the initial premium is prior to the date the policy is issued, the net premium, less any monthly deductions, will be credited with interest at the rate currently being credited to the General Account. This amount will be credited with interest for the period between the date the premium is received (or the policy date, whichever is later) and the issue date. No interest will be credited for the above period if the initial premium is less than $500.

     THE POLICY. This Prospectus describes a flexible premium variable life insurance policy. Net premiums may be allocated to the General Account or to Separate Account A or to both. This Prospectus is generally intended to serve as a disclosure document for the aspects of the Policy involving Separate Account
A. For more information regarding the General Account, see the Policy itself, or discuss the Policy with your insurance agent.

     GENERAL ACCOUNT BENEFITS. If the policyowner pays the same premiums as scheduled, allocates all net premiums only to the General Account and makes no transfers, partial surrenders, or policy loans, the minimum amount and duration of the death benefit will be fixed and guaranteed. The policyowner may select either death benefit Option I or II under the Policy and may change the Policy's Specified Amount subject to satisfactory evidence of insurability, if required.

     GENERAL ACCOUNT CASH VALUE. Net premiums allocated to the General Account are credited to the Policy. The cash value in the General Account on the policy date is equal to the portion of the net premium which has been paid and allocated to the General Account, less the portion of the first monthly deduction allocated to the General Account.

     Volunteer guarantees that interest credited to each policyowner's cash value in the General Account will not be less than an effective annual rate of at least 4 1/2% per year. Volunteer may, IN ITS SOLE DISCRETION, credit a higher rate of interest, although it is not obligated to credit interest in excess of 4 1/2% per year, and might not do so. ANY INTEREST CREDITED ON THE POLICY'S CASH VALUE IN THE GENERAL ACCOUNT IN EXCESS OF THE GUARANTEED RATE OF 4 1/2% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF VOLUNTEER. THE POLICYOWNER ASSUMES THE RISK THAT INTEREST CREDITED MAY NOT EXCEED THE GUARANTEED MINIMUM RATE OF 4 1/2% PER YEAR. No additional interest will ever be credited to the Policy's cash value in the General Account that equals indebtedness. The cash value in the General Account will be calculated on each monthly anniversary of the Policy, or on any other date with consistent adjustments.

     Volunteer guarantees that, at any time prior to the maturity date, the cash value the General Account will not be less than the amount of the net premiums allocated or cash value transferred to the General Account, plus interest at the rate of 4 1/2% per year, plus any excess interest which Volunteer credits and any amounts transferred into the General Account, less the sum of all charges allocable to the General Account and any amounts deducted from the General Account in connection with partial surrenders or transfers to Separate Account A.

     DETERMINATION OF CHARGES. The portion of the monthly deduction attributable to the General Account will be determined as of the actual monthly anniversary date, even if the monthly anniversary does not fall on a valuation date.

                           DISTRIBUTION OF THE POLICY

     The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for Volunteer, are also registered representatives of Chubb Securities Corporation, the principal underwriter of the policies, or of broker-dealers who have entered into written sales agreements with the principal underwriter. Chubb Securities Corporation is a New Hampshire corporation organized in 1969. Chubb Securities Corporation is registered with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Commissions, including bonuses, can range up to 70% of first year gross premiums, 19% of second year gross premiums, 14% of gross premiums for the third through the fifth Policy years, and 4% of gross premiums for policy years six through fifteen. No commissions are paid after the fifteenth policy year. These commissions include amounts paid to agents writing the Policy and district managers.

     The Distribution Agreement with Chubb Securities Corporation took effect on February 27, 1985 and continues until terminated by either party on sixty days notice. Chubb Securities Corporation is not obligated to sell any specified amount of Policies and may not assign its responsibilities under the Distribution Agreement. The aggregate amounts paid to Chubb Securities Corporation under the Distribution Agreement were $2,262,613 in 1987, $218,869 in 1986, and $7,378 in 1985. Volunteer reimburses Chubb Securities Corporation for its expenses under the Distribution Agreement.

     Chubb Securities Corporation is engaged in the sale and distribution of various other securities, including other flexible premium variable life insurance policies. It acts as principal underwriter for Chubb America Fund, Inc. and for Chubb Investment Funds, Inc. It sells a number of mutual fund shares as well as shares of other securities and limited partnership interests in both public and private limited partnerships. Mutual fund shares available for sale by Chubb Securities Corporation are sold pursuant to non-exclusive selling agreements with the distributors of the mutual funds. All of the mutual fund shares available for sale by Chubb Securities Corporation are of the "open-end" type.

     The Policies may also be sold through other broker-dealers that enter into agreements with Chubb Securities Corporation for this purpose. Any such broker-dealers will be registered under the Securities Exchange Act of 1934 and their representatives selling the Policies will be authorized under applicable insurance laws and regulations to sell insurance products of this type. It is not expected that the compensation paid by Volunteer in connection with such sales will exceed that described above for sales by Chubb Securities Corporation's registered representatives.

     Certain charges or underwriting requirements, including the premium expense charge set forth in this Prospectus, may be reduced or eliminated for Policies issued in connection with an exchange of another Volunteer policy or contract or policies or contracts of any affiliates of Volunteer. Volunteer may also reduce or eliminate certain charges for Policies issued in connection with group arrangements, including employer or employee organization sponsored plans.

     The amounts of any reduction, the charges to be reduced, and the criteria for. applying a reduction will reflect the reduced sales effort, costs and differing mortality experience appropriate to the circumstances giving rise to the reduction. The charges will be reduced in accordance with Volunteer's company practice in effect when the Policy is issued. Reductions will not be unfairly discriminatory against any person, including the purchasers to whom the reduction applies and all other owners of the Policy.

      MANAGEMENT OF VOLUNTEER
Executive Officers and Directors of Volunteer

                                    DIRECTORS

                                PRINCIPAL OCCUPATION AND
NAME                                BUSINESS ADDRESS
----                            ------------------------
J. Guy Beatty, Jr.              Attorney
                                Miller & Martin
                                10th Floor, Volunteer Bldg.
                                Chattanooga, TN 37402

Samuel Beck                     Attorney
                                11 Mountain View Terrace
                                Maplewood, NJ 07040

                                PRINCIPAL OCCUPATION AND
NAME                                BUSINESS ADDRESS
----                            ------------------------
Percy Chubb, III                Vice Chairman
                                The Chubb Corporation
                                15 Mountain View Road
                                Warren, NJ 07060

Clifford H. Coyman              President and Chief Executive Officer
                                United Jersey Bank
                                210 Main Street
                                Hackensack, NJ 07602

Joseph H. Davenport, Jr.        Retired Chairman of the Board
                                The Volunteer State Life Insurance Company
                                102 E. Brow Road
                                Lookout Mountain, TN 37350

John P. Guerry                  Retired
                                1000 West Brow Road
                                Lookout Mountain, TN 37350

Claude B. Hampton               Retired
                                1400 Camelot Drive
                                Salisbury, NC 25144

Henry U. Harder                 Chairman and Chief Executive Officer
                                The Chubb Corporation
                                15 Mountain View Road
                                Warren, NJ 07060

Summerfield K. Johnston, Jr.    Chairman
                                Johnston Southern Company
                                600 Krystal Building
                                One Union Square
                                Chattanooga, TN 37402

Gordon A. Millspaugh, Jr.       Attorney
                                Young, Rose & Millspaugh
                                65 Livingston Avenue
                                Roseland, NJ 07068

Robert G. Nordling              Vice President
                                The Chubb Corporation
                                ( also serves as Senior Vice President and Chief Investment Officer of The Volunteer State
                                Life Insurance Company )
                                100 William Street
                                New York, NY 10038

William A. Oates                Rector Emeritus, St. Paul's School
                                P.O. Box 1368
                                Kennebunkport, ME 04046

*Dean R. O'Hare                 President and Chief Financial Officer
                                The Chubb Corporation
                                (also serves as Chairman of The Volunteer State
                                Life Insurance Company)
                                100 William Street
                                New York, NY 10038

Z. Canter Patten, III           Chairman
                                Patten & Patten, Inc.
                                520 Lookout Street
                                Chattanooga, TN 37403

Robert H. Reno                  Attorney
                                Orr and Reno, P.A.
                                One Eagle Square
                                Box 709
                                Concord, NH 03301

*Harold E. Ruck                 President and Chief Executive Officer
                                The Volunteer State Life Insurance Company
                                P.O. Box 1369
                                Chattanooga, TN 37401

                                PRINCIPAL OCCUPATION AND
NAME                                BUSINESS ADDRESS
----                            ------------------------
Kevin Shanley                   Capcan Corporation
                                14 Bergen Street
                                Hackensack, NJ 07601

L. Jefferson Stulce             Vice Chairman
                                Chubb Life Insurance Company of America
                                c/o Sovereign Life Insurance Company of
                                    California
                                30 West Sola Street
                                Santa Barbara, CA 93101

*John F. Swope                  President
                                Chubb Life Insurance Company of America
                                (also serves as Vice Chairman of
                                The Volunteer State Life Insurance Company)
                                One Granite Place
                                Concord, NH 03301


Tim Terry                       President
                                Sovereign Life Insurance Company of California
                                30 West Sola Street
                                Santa Barbara, CA 93101

Victor T. Terry                 Chairman Emeritus
                                Sovereign Life Insurance Company of California
                                30 West Sola Street
                                Santa Barbara, CA 93101

 Philip H. Thurston             Professor of Business Administration
                                Harvard Business School
                                Boston, MA 02163

*    Executive Officer of Volunteer

                    EXECUTIVE OFFICERS (OTHER THAN DIRECTORS)

   NAME                                     POSITION
   ----                                     --------
   Donald J. Bernstein          Executive Vice President
   Harriett A. Haller           Executive Vice President
   Frederick H. Condon          Senior Vice President and General Counsel
   Ronald H. Emery              Senior Vice President and Controller
   A. Ben Forrester             Senior Vice President and Chief Actuary
   Rex D. Hill                  Senior Vine President
   William G. Key               Senior Vice President
   Robert G. Nordling           Senior Vice President and Chief
                                   Investment Officer
   Jon D. Schneider             Senior Vice President and Secretary
   Richard V. Werner            Senior Vice President and Treasurer
   William  R. Courter          Vice President
   Richard A. Croak             Vice President
   Joseph P. Gasparini          Vice President
   Ned Gerstman                 Vice President
   Robert C. Gill               Vice President
   R. Peyton Hall               Vice President
   J. Tally Johnston, Jr.       Vice President
   Mary B. Lanier               Vice President
   Saul Levenson                Vice President
   Vincent G. Mace, Jr.         Vice President and Group Actuary
   James A. Mallon              Vice President Vice President
   R. Wayne Miller              Vice President and Actuary
   Marv Ann Peltier             Vice President
   Robert J. Phair              Vice President
   J. Douglas Umphress          Vice President
   Thomas F. Van Fossen         Vice President

     The officers and employees of Volunteer who have access to the assets of Separate Account A are covered by a fidelity bond issued by Insurance Company of North America in the amount of $5,000,000.

                          STATE REGULATION OF VOLUNTEER

     The Volunteer State Life Insurance Company is organized under the laws of the State of Tennessee and is subject to regulation by the Commissioner of Insurance of Tennessee. An annual statement is filed with the Tennessee Commissioner of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of Volunteer as of December 31 of the preceding year. Periodically, the Commissioner examines, the assets and liabilities of Volunteer and Separate Account A and verifies their adequacy and a full examination of Volunteer's operations is conducted by the Commissioner at least every five years.

     In addition, Volunteer is subject to the insurance laws and regulations of other states within which it is licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.

                               FEDERAL TAX MATTERS

     TAX CONSIDERATIONS. The following description is a brief summary of some of the tax rules, primarily related to federal income taxes under the Internal Revenue Code of 1986, which in the opinion of Volunteer are currently in effect.

     POLICY PROCEEDS. The Policy contains provisions not found in traditional life insurance policies providing only for fixed benefits. However, under the Code, the Policy should qualify as a life insurance contract for federal income tax purposes, with the result that all death benefits paid under the Policy will generally be fully excludable from the gross income of the Policy's beneficiary for federal income tax purposes. In general, if a policy is surrendered or allowed to lapse, the policyowner will not be taxed on the amount received, except for the portion that, together with any unpaid policy debt, exceeds the amount of premiums paid. Policyowners should consult with their own tax advisers in this regard.

     Loans received under the Policy will be construed as indebtedness of the policyowner in the same manner as loans under a fixed benefit life insurance policy and no part of any loan under the Policy is expected to constitute income to the Policyowner. However, the United States Congress has in the past and may in the future consider legislation that, if enacted, could adversely affect the tax treatment of the insurance policies, including loans and other distributions and undistributed appreciation. A bill with retroactive effect adversely altering the tax treatment of loans and pre-death distributions under life insurance policies was recently introduced in the House of Representatives. There is no way of predicting whether, when or in what form Congress will enact this bill or any other legislation affecting life insurance policies. Any such legislation could have retroactive effect regardless of the date of enactment. Please consult your tax adviser or attorney regarding the deduction of interest paid on loans.

     Under current tax law, there are specific rules regarding the extent to which a reduction in future benefits will cause income to be recognized to a policyowner. For example, partial withdrawals made during the first 15 policy years will be taxed on an income-first basis, as opposed to a recovery of premium-first basis. All or some of the proceeds from a partial withdrawal during the first 15 policy years, therefore, may be subject to federal income tax to the extent of your Policy's positive investment experience, if any. A partial withdrawal made after the first 15 policy years will be taxed on a recovery of premium-first basis. This means that the proceeds from a partial withdrawal after the first 15 policy years will only be subject to federal income tax to the extent such proceeds exceed the total amount of premiums you have paid that have not been previously withdrawn.

     If a policyowner makes a partial withdrawal, surrender or exchange of the Policy, Volunteer may be required to withhold federal income tax from the portion of the money received by the policyowner that is includible in the policyowner's federal gross income. A policyowner who is not a corporation may elect not to have such tax withheld; however, such election must be made before Volunteer makes the payment. In addition, if a policyowner fails to provide Volunteer with a correct taxpayer identification number (usually a social security number) or if the Treasury notifies Volunteer that the taxpayer identification number which has been provided is not correct, the election not to have such tax withheld will not be effective. In any case, a policyowner is liable for payment of the federal income tax on the taxable portion of money received, whether or not a election to have federal income tax withheld is made. If a policyowner elects not to have federal income tax withheld, or if the amount withheld is insufficient, then the policyowner may be responsible for payment of estimated tax. A policyowner may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are insufficient. Volunteer suggests consultation with your tax adviser or attorney as to the tax implications of these matters.

Federal estate and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend upon the circumstances of each policyowner and beneficiary.

     The Secretary of the Treasury has recently issued certain temporary regulations which set standards for diversification of the investments underlying variable life insurance policies in order for such policies to be treated as life insurance. Volunteer believes it presently is in compliance with the diversification requirements as set forth in the regulations and intends to remain in compliance with such diversification requirements. If the diversification requirements are not satisfied, the Policy would not be treated as a life insurance contract. As a consequence to the policyowner, income earned on a Policy would be taxable to the policyowner in the year in which the diversification requirements were not satisfied, including previously non-taxable income earned in prior years. As a further consequence, Volunteer would be subject to federal income taxes on assets in Separate Account A.

     The Secretary of the Treasury has announced that he expects to issue regulations which will prescribe the circumstances in which a policyowner's control of the investments of a segregated asset account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulations could impose requirements that are not reflected in the Policy, relating, for example, to such elements of policyowner control as premium allocation, transfer privileges and investment in a division focusing on a particular investment sector. Failure to comply with any such regulations presumably would cause earnings on a policyowner's interest in Separate Account A to be includible in the policyowner's gross income in the year earned. Volunteer, however, has reserved certain rights to alter the Policy and investment alternatives so as to comply with such regulations.

Volunteer believes that any such regulations would apply prospectively. Since the regulations have not been issued, there can be no assurance as to the content of such regulations or even whether application of the regulations will be prospective. For these reasons, policyowners are urged to consult with their own tax advisers.

     The foregoing summary does not purport to be complete or to cover all situations, including the possible tax consequences of changes in ownership. Counsel and other competent advisers should be consulted for more complete information.

     CHARGE FOR VOLUNTEER INCOME TAXES. Volunteer is presently taxed as a life insurance company under the provisions of the Code. The Tax Reform Act of 1984 specifically provides for adjustments in reserves for flexible premium policies, and Volunteer will include flexible premium life insurance operations in its tax return in accordance with these rules.

     Currently, no charge is made against Separate Account A for Volunteer's federal income taxes, or provisions for such taxes, that may be attributable to Separate Account A. Volunteer may charge each division in Separate Account A for its portion of any income tax charged to Volunteer on the division or its assets. Under present laws, Volunteer may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, Volunteer may decide to make charges for such taxes OR provisions for such taxes against Separate Account A. Volunteer would retain any investment earnings on any tax charges accumulated in a division. Any such charges against Separate Account A or its divisions could have an adverse effect on the investment performance of such division.

                             EMPLOYEE BENEFIT PLANS

Employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of a Policy in connection with an employment-related insurance or benefit plan. The United States Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

                                LEGAL PROCEEDINGS

          There are no legal proceedings to which Separate Account A is a party or to which the assets of any of the divisions thereof are subject. Volunteer is not involved in any litigation that is of material importance in relation to its total assets or that relate to Separate Account A.

                                  LEGAL MATTERS

     Freedman, Levy, Kroll and Simonds, Washington, D.C., has served as special counsel with regard to legal matters relating to federal securities laws applicable to the issue and sale of the individual flexible premium life insurance policy described in this Prospectus. All matters of Tennessee law pertaining to the Policy, including the validity of the Policy and Volunteer's right to issue the Policy under the insurance law of the State of Tennessee have been passed upon by Miller & Martin, Chattanooga, Tennessee, counsel to Volunteer.

                                     EXPERTS

     The financial statements of Volunteer and Separate Account A included in this Prospectus and the registration statement filed with respect to the Policy offered hereby have been examined by Ernst & Whinney, independent accountants, for the periods indicated in their reports thereon which appear elsewhere herein and in the registration statement. The financial statements examined by Ernst
& Whinny have been included in reliance on their reports given on their authority as experts in accounting and auditing.

     Actuarial matters included in this Prospectus have been examined by A. Ben Forrester, FSA, as stated in the opinion filed as an exhibit to the registration statement.

                             REGISTRATION STATEMENT

     A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement to all of which reference is made for further information concerning Separate Account A, Volunteer and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

                              FINANCIAL STATEMENTS

     The financial statements of Volunteer which are included in this Prospectus should be considered only as bearing on the ability of Volunteer to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in Separate Account A.

                                   APPENDIX A

                 ILLUSTRATIONS OF DEATH BENEFITS AND CASH VALUES

     Following are a series of tables that illustrate how the cash values and death benefits of a policy change with the investment performance of the Fund. The tables show how the cash values and death benefits of a policy issued to an insured of a given age and given premium would vary over time if the return on the assets held in each Portfolio of the Fund were a constant gross, after-tax annual rate of 0%, 4%, 6%, 8%, or 12%. The tables on pages 4l through 50 illustrate a policy issued to a male, age 25, under a standard rate non-smoker underwriting risk classification. The tables on pages 51 through 60 illustrate a policy issued to a male, age 40, under a standard rate non-smoker underwriting risk classification. The cash values and death benefits would be different from those shown if the returns averaged 0%, 4%, 6%, 8% and 12% over a period of years, but fluctuated above and below those averages for individual policy years.

     The second column shows the accumulated value of the premiums paid at the stated interest rate. The third and fifth columns illustrate the cash values of the policy over the designated period. The cash values shown in the third column assume that the monthly charge for cost of insurance is based upon the current cost of insurance rates. The cash values shown in the fifth column assume that the monthly charge for cost of insurance is based upon the current cost of insurance rates that Volunteer guarantees for the first two policy years and the maximum cost of insurance rates thereafter. The maximum cost of insurance rates allowable under the policy are based on the 1958 Commissioners Standard Ordinary Mortality Table. The fourth and sixth columns illustrate the death benefit of a policy over the designated period. The illustrations of death benefits reflect the same assumptions as the cash values. The death benefit values also vary between tables, depending upon whether Option I or Option II death benefits are illustrated.

     The amounts shown for the death benefit and cash values reflect the fact that the net investment return of the divisions of Separate Account A is lower than the gross, after-tax return on the assets in Chubb America Fund, Inc. as a result of expenses paid by the Fund and charges levied against the divisions of Separate Account A.

     The policy values shown take into account a daily investment advisory fee equivalent to the maximum annual rate of .59% of the aggregate average daily net assets of the Portfolios of the Fund plus a charge to cover expenses incurred by the Fund which is assumed to be .25% of the aggregate average daily net assets. The .59% investment advisory fee is an average of the individual investment advisory fees of the five Portfolios. The policy values also take into account a daily charge to each division of Separate Account A for assuming mortality and expense risks which is equivalent to a charge at an annual rate of .60% of the average net assets of the divisions of Separate Account A. After deduction of these amounts, the illustrated gross investment rates of 0%, 4%, 6%, 8%, and 12% correspond to approximate net annual rates of -1.44%, 2.54%, 4.54%, 6.54% and 10.54%, respectively.

     The hypothetical values shown in the tables do not reflect any charges for federal income taxes or other taxes against Separate Account A since Volunteer is not currently making such charges. However, if, in the future, such charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the death benefits and cash values illustrated.

     The tables illustrate the policy values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year, if all net premiums are allocated to Separate Account A, and if no policy loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the policyowner varied the amount or frequency of premium payments. The tables also assume that the policyowner has not requested an increase or decrease in Specified Amount, that no partial surrenders have been made and no partial surrender charges imposed, and that no transfers have been made and no transfer charges imposed.

     Upon request, Volunteer will provide, without charge, a comparable illustration based upon the proposed insured's age, sex and rating class, the face amount requested, the proposed frequency and amount of premium payments and any available riders requested. Existing policyowners may request illustrations based on existing cash value at the time of request. Volunteer will charge an administrative fee up to $25 for such illustrations.

                   THE VOLUNTEER STATE LIFE INSURANCE COMPANY
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I                       ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 25                 ANNUAL RATE OF RETURN:           0%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,000

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
END      ACCUMULATED
 OF    AT 4% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1         1,040           412      100,000        412      100,000
  2         2,122         1,096      100,000      1,096      100,000
  3         3,246         1,765      100,000      1,707      100,000
  4         4,416         2,426      100,000      2,310      100,000
  5         5,633         3,078      100,000      2,906      100,000
  6         6,898         3,716      100,000      3,483      100,000
  7         8,214         4,345      100,000      4,053      100,000
  8         9,583         4,966      100,000      4,605      100,000
  9        11,006         5,569      100,000      5,150      100,000
 10        12,486         6,163      100,000      5,677      100,000
 11        14,026         6,750      100,000      6,187      100,000
 12        15,627         7,318      100,000      6,680      100,000
 13        17,292         7,868      100,000      7,155      100,000
 14        19,024         8,406      100,000      7,604      100,000
 15        20,825         8,927      100,000      8,025      100,000
 16        22,698         9,430      100,000      8,420      100,000
 17        24,645         9,916      100,000      8,779      100,000
 18        10,365        10,365      100,000      9,101      100,000
 19        28,778        10,798      100,000      9,387      100,000
 20        30,969        11,215      100,000      9,639      100,000
 21        33,248        11,617      100,000      9,846      100,000
 22        35,618        11,983      100,000     10,008      100,000
 23        38,083        12,324      100,000     10,126      100,000
 24        40,646        12,631      100,000     10,191      100,000
 25        43,312        12,903      100,000     10,201      100,000
 30        58,328        13,710      100,000      9,162      100,000
 35        76,598        13,272      100,000      5,575      100,000
 40        98,827        11,103      100,000          0            0

----------
(1) Assumes a $1,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts,

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE. IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION I                       ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 25                 ANNUAL RATE OF   RETURN:         4%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,000

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
END      ACCUMULATED
 OF    AT 4% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1         1,040           438      100,000        438      100,000
  2         2,122         1,170      100,000      1,170      100,000
  3         3,246         1,917      100,000      1,857      100,000
  4         4,416         2,683      100,000      2,563      100,000
  5         5,633         3,471      100,000      3,289      100,000
  6         6,898         4,273      100,000      4,023      100,000
  7         8,214         5,098      100,000      4,777      100,000
  8         9,583         5,945      100,000      5,541      100,000
  9        11,006         6,804      100,000      6,326      100,000
 10        12,486         7,686      100,000      7,122      100,000
 11        14,026         8,592      100,000      7,929      100,000
 12        15,627         9,512      100,000      8,748      100,000
 13        17,292        10,447      100,000      9,579      100,000
 14        19,024        11,401      100,000     10,412      100,000
 15        20,825        12,371      100,000     11,247      100,000
 16        22,698        13,358      100,000     12,086      100,000
 17        24,646        14,362      100,000     12,916      100,000
 18        26,671        15,363      100,000     13,740      100,000
 19        28,778        16,382      100,000     14,558      100,000
 20        30,969        17,420      100,000     15,370      100,000
 21        33,248        18,478      100,000     16,165      100,000
 22        35,618        19,536      100,000     16,946      100,000
 23        38,083        20,607      100,000     17,711      100,000
 24        40,646        21,680      100,000     18,451      100,000
 25        43,312        22,757      100,000     19,166      100,000
 30        58,328        28,174      100,000     22,093      100,000
 35        76,598        33,435      100,000     23,231      100,000
 40        98,827        38,259      100,000     20,861      100,000

----------
(1) Assumes a $1,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION I                       ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 25                 ANNUAL RATE OF RETURN:           6%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,000

                             ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
 END     ACCUMULATED
 OF    AT 5% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1         1,050           450      100,000        450      100,000
  2         2,153         1,208      100,000      1,208      100,000
  3         3,310         1,995      100,000      1,935      100,000
  4         4,526         2,820      100;000      2,697      100,000
  5         5,802         3,683      100,000      3,496      100,000
  6         7,142         4,581      100,000      4,320      100,000
  7         8,549         5,521      100,000      5,184      100,000
  8        10,027         6,506      100,000      6,079      100,000
  9        11,578         7,526      100,000      7,015      100,000
 10        13,207         8,594      100,000      7,986      100,000
 11        14,917         9,713      100,000      8,992      100,000
 12        16,713        10,873      100,000     10,036      100,000
 13        18,599        12,078      100,000     11,119      100,000
 14        20,579        13,335      100,000     12,233      100,000
 15        22,657        14,641      100,000     13,380      100,000
 16        24,840        15,999      100,000     14,563      100,000
 17        27,132        17,412      100,000     15,772      100,000
 18        29,539        18,863      100,000     17,011      100,000
 19        32,066        20,374      100,000     18,282      100,000
 20        34,719        21,949      100,000     19,587      100,000
 21        37,505        23,591      100,000     20,920      100,000
 22        40,430        25,285      100,000     22,282      100,000
 23        43,502        27,045      100,000     23,678      100,000
 24        46,727        28,865      100,000     25,100      100,000
 25        50,113        30,750      100,000     26,552      100,000
 30        69,761        41,276      100,000     34,142      100,000
 35        94,836        53,960      100,000     42,141      100,000
 40       126,840        69,614      100,000     50,229      100,000

----------
(1) Assumes a $l,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION I                       ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 25                 ANNUAL RATE OF RETURN:           8%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,000

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
END      ACCUMULATED
 OF    AT 4% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1         1,040            463    100,000          463    100,000
  2         2,122          1,246    100,000        1,246    100,000
  3         3,246          2,076    100,000        2,016    100,000
  4         4,416          2,962    100,000        2,837    100,000
  5         5,633          3,907    100,000        3,714    100,000
  6         6,898          4,909    100,000        4,638    100,000
  7         8,214          5,979    100,000        5,626    100,000
  8         9,583          7,120    100,000        6,668    100,000
  9        11,006          8,328    100,000        7,782    100,000
 10        12,486          9,616    100,000        8,960    100,000
 11        14,026         10,991    100,000       10,207    100,000
 12        15,627         12,448    100,000       11,529    100,000
 13        17,292         13,992    100,000       12,930    100,000
 14        19,024         15,635    100,000       14,406    100,000
 15        20,825         17,380    100,000       15,963    100,000
 16        22,698         19,232    100,000       17,606    100,000
 17        24,646         21,201    100,000       19,333    100,000
 18        26,671         23,274    100,000       21,151    100,000
 19        28,778         25,481    100,000       23,068    100,000
 20        30,969         27,829    100,000       25,092    100,000
 21        33,248         30,330    100,000       27,223    100,000
 22        35,618         32,978    100,000       29,470    100,000
 23        38,083         35,792    100,000       31,845    100,000
 24        40,646         38,780    100,000       34,351    100,000
 25        43,312         41,953    100,000       37,000    100,000
 30        58,328         61,175    100,000       52,730    100,000
 35        76,598         87,692    113,999(3)    74,221    100,000
 40        98,827        123,745    148,494(3)   104,003    124,803(3)

----------
(1) Assumes a $1,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(3) Increase due to adjustment by corridor percentage. See POLICY BENEFITS AND RIGHTS-Death Benefits.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION I                       ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 25                 ANNUAL RATE OF RETURN:          12%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,000

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
END      ACCUMULATED
 OF    AT 5% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
             1,050           489    100,000          489    100,000
  2          2,153         1,325    100,000        1,325    100,000
  3          3,310         2,244    100,000        2,183    100,000
  4          4,526         3,262    100,000        3,133    100,000
  5          5,802         4,390    100,000        4,185    100,000
  6          7,142         5,632    100,000        5,340    100,000
  7          8,549         7,007    100,000        6,619    100,000
  8         10,027         8,530    100,000        8,024    100,000
  9         11,578        10,204    100,000        9,581    100,000
 10         13,207        12,059    100,000       11,296    100,000
 11         14,917        14,113    100,000       13,185    100,000
 12         16,713        16,376    100,000       15,267    100,000
 13         18,599        18,873    100,000       17,566    100,000
 14         20,579        21,633    100,000       20,094    100,000
 15         22,657        24,681    100,000       22,877    100,000
 16         24,840        28,049    100,000       25,945    100,000
 17         27,132        31,771    100,000       29,322    100,000
 18         29,539        35,871    100,000       33,043    100,000
 19         32,066        40,408    100,000       37,151    100,000
 20         34,719        45,431    100,000       41,690    100,000
 21         37,505        50,988    106,564(3)    46,705    100,000
 22         40,430        57,101    115,914(3)    52,243    106,054(3)
 23         43,502        63,834    125,752(3)    58,325    114,900(3)
 24         46,727        71,244    136,075(3)    64,996    124,142(3)
 25         50,113        79,401    146,891(3)    72,318    133,789(3)
 30         69,761       134,540    201,810(3)   121,341    182,011(3)
 35         94,836       224,420    291,746(3)   200,234    260,304(3)
 40        126,840       370,907    445,088(3)   326,851    392,222(3)

----------
(l) Assumes a $1,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(3) Increase due to Adjustment by corridor percentage. See "POLICY BENEFITS AND RIGHTS-Death Benefits".

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN TH1S PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION II                      ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 25                 ANNUAL RATE OF RETURN:           0%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,000

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
END      ACCUMULATED
 OF    AT 4% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1         1,040            411      100,411        411    100,411
  2         2,122          1,094      101,094      1,094    101,094
  3         3,246          1,760      101,760      1,701    101,701
  4         4,416          2,417      102,417      2,299    102,299
  5         5,633          3,065      103,065      2,889    102,889
  6         6,898          3,697      103,697      3,459    103,459
  7         8,214          4,320      104,320      4,020    104,020
  8         9,583          4,934      104,934      4,562    104,562
  9        11,006          5,528      105,528      5,095    105,095
 10        12,486          6,113      106,113      5,609    105,609
 11        14,026          6,689      106,689      6,104    106,104
 12        15,627          7,245      107,245      6,580    106,580
 13        17,292          7,782      107,782      7,037    107,037
 14        19,024          8,305      108,305      7,464    107,464
 15        20,825          8,808      108,808      7,861    107,861
 16        22,698          9,293      109,293      8,228    108,228
 17        24,645          9,758      109,758      8,555    108,555
 18        26,671         10,181      110,181      8,841    108,841
 19        28,778         10,587      110,587      9,088    109,088
 20        30,969         10,974      110,974      9,296    109,296
 21        33,248         11,344      111,344      9,453    109,453
 22        35,618         11,674      111,674      9,560    109,560
 23        38,083         11,974      111,974      9,619    109,619
 24        40,646         12,235      112,235      9,617    109,617
 25        43,312         12,457      112,457      9,556    109,556
 30        58,328         12,924      112,924      8,065    108,065
 35        76,598         11,970      111,970      3,951    103,951
 40        98,827          9,124      109,124          0          0

----------
(1) Assumes a $1,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN
MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT AID, CATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION II                      ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 25                 ANNUAL RATE OF RETURN:           4%
5100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,000

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
 END     ACCUMULATED
 OF    AT 4% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1         1,040           437      100,437        437      100,437
  2         2,122         1,168      101,168      1,168      101,168
  3         3,246         1,911      101,911      1,850      101,850
  4         4,416         2,673      102,673      2,551      102,551
  5         5,633         3,455      103,455      3,269      103,269
  6         6,898         4,251      104,251      3,993      103,993
  7         8,214         5,068      105,068      4,737      104,737
  8         9,583         5,905      105,905      5,487      105,487
  9        11,006         6,752      106,752      6,256      106,256
 10        12,486         7,620      107,620      7,033      107,033
 11        14,026         8,510      108,510      7,817      107,817
 12        15,627         9,411      109,411      8,610      108,610
 13        17,292        10,324      110,324      9,410      109,410
 14        19,024        11,253      111,253     10,207      110,207
 15        20,825        12,194      112,194     11,000      111,000
 16        22,698        13,147      113,147     11,790      111,790
 17        24,645        14,113      114,113     12,563      112,563
 18        26,671        15,066      115,066     13,319      113,319
 19        28,778        16,032      116,032     14,059      114,059
 20        30,969        17,011      117,011     14,781      114,781
 21        33,248        18,003      118,003     15,473      115,473
 22        35,618        18,983      118,983     16,135      116,135
 23        38,083        19,965      119,965     16,765      116,765
 24        40,646        20,935      120,935     17,351      117,351
 25        43,312        21,894      121,894     17,891      117,891
 30        58,328        26,432      126,432     19,517      119,517
 35        76,598        30,057      130,057     18,367      118,367
 40        98,827        32,013      132,013     12,364      112,364

----------
(1) Assumes a $1,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made, Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION II                      ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 25                 ANNUAL RATE OF RETURN:           6%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,000

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
 END     ACCUMULATED
 OF    AT 5% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1          1,050          449      100,449        449      100,449
  2          2,153        1,205      101,205      1,205      101,205
  3          3,310        1,989      101,989      1,928      101,928
  4          4,526        2,809      102,809      2,684      102,684
  5          5,802        3,667      103,667      3,474      103,474
  6          7,142        4,557      104,557      4,289      104,289
  7          8,549        5,488      105,488      5,140      105,140
  8         10,027        6,461      106,461      6,018      106,018
  9         11,578        7,467      107,467      6,936      106,936
 10         13,207        8,518      108,518      7,883      107,883
 11         14,917        9,617      109,617      8,862      108,862
 12         16,713       10,754      110,754      9,873      109,873
 13         18,599       11,931      111,931     10,917      110,917
 14         20,579       13,156      113,156     11,985      111,985
 15         22,657       14,424      114,424     13,077      113,077
 16         24,840       15,737      115,737     14,195      114,195
 17         27,132       17,098      117,098     15,327      115,327
 18         29,539       18,485      118,485     16,473      116,473
 19         32,066       19,922      119,922     17,635      117,635
 20         34,719       21,413      121,413     18,814      118,814
 21         37,505       22,960      122,960     19,997      119,997
 22         40,430       24,540      124,540     21,185      121,185
 23         43,502       26,169      126,169     22,379      122,379
 24         46,727       27,834      127,834     23,566      123,566
 25         50,113       29,539      129,539     24,745      124,745
 30         69,761       38,642      138,642     30,167      130,167
 35         94,836       48,423      148,423     33,805      133,805
 40        126,840       58,386      158,386     33,432      133,432

----------
(1) Assumes a $1,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION II                      ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 25                 ANNUAL RATE OF RETURN:           8%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,000

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
 END     ACCUMULATED
 OF    AT 4% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1         1,040            462     100,462        462      100,462
  2         2,123          1,244     101,244      1,244      101,244
  3         3,246          2,070     102,070      2,008      102,008
  4         4,416          2,951     102,951      2,823      102,823
  5         5,633          3,889     103,889      3,691      103,691
  6         6,898          4,883     104,883      4,604      104,604
  7         8,214          5,942     105,942      5,576      105,576
  8         9,583          7,070     107,070      6,600      106,600
  9        11,006          8,261     108,261      7,692      107,692
 10        12,486          9,529     109,529      8,842      108,842
 11        14,026         10,880     110,880     10,056      110,056
 12        15,627         12,308     112,308     11,337      111,337
 13        17,292         13,817     113,817     12,689      112,689
 14        19,024         15,419     115,419     14,106      114,106
 15        20,825         17,113     117,113     15,590      115,590
 16        22,698         18,907     118,907     17,148      117,148
 17        24,645         20,805     120,805     18,770      118,770
 18        26,671         22,792     122,792     20,462      120,462
 19        28,778         24,896     124,896     22,228      122,228
 20        30,969         27,125     127,125     24,072      124,072
 21        33,248         29,489     129,489     25,989      125,989
 22        35,618         31,971     131,971     27,981      127,981
 23        38,083         34,591     134,591     30,055      130,055
 24        40,646         37,345     137,345     32,202      132,202
 25        43,312         40,244     140,244     34,430      134,430
 30        58,328         57,165     157,165     46,575      146,575
 35        76,598         78,744     178,744     59,978      159,978
 40        98,827        106,025     206,025     73,248      173,248

----------
(1) Assumes a $1,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RA'C'ES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION II                        ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 25                   ANNUAL RATE OF RETURN:        12%
$100,000 INITIAL POLICY AMOUNT                 ASSUMED ANNUAL PREMIUM    $1,000

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
 END     ACCUMULATED
 OF    AT 5% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1          1,050           488     100,488         488     100,488
  2          2,153         1,322     101,322       1,322     101,322
  3          3,310         2,238     102,238       2,174     102,174
  4          4,526         3,250     103,250       3,117     103,117
  5          5,802         4,370     104,370       4,159     104,159
  6          7,142         5,601     105,601       5,299     105,299
  7          8,549         6,962     106,962       6,559     106,559
  8         10,027         8,467     108,467       7,940     107,940
  9         11,578        10,119     110,119       9,466     109,466
 10         13,207        11,945     111,945      11,141     111,141
 11         14,917        13,964     113,964      12,980     112,980
 12         16,713        16,183     116,183      15,001     115,001
 13         18,599        18,624     118,624      17,222     117,222
 14         20,579        21,316     121,316      19,653     119,653
 15         22,657        24,281     124,281      22,316     122,316
 16         24,840        27,545     127,545      25,234     125,234
 17         27,132        31,142     131,142      28,423     128,423
 18         29,539        35,081     135,081      31,910     131,910
 19         32,066        39,423     139,423      35,729     135,729
 20         34,719        44,211     144,211      39,912     139,912
 21         37,505        49,493     149,493      44,487     144,487
 22         40,430        55,294     155,294      49,495     149,495
 23         43,502        61,683     161,683      54,981     154,981
 24         46,727        68,708     168,708      60,984     160,984
 25         50,113        76,438     176,438      67,558     167,558
 30         69,761       128,467     228,467     110,948     210,948
 35         94,836       212,593     312,593     179,040     279,040
 40        126,840       348,992     448,992     285,935     385,935

----------
(1) Assumes a $1,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION I                       ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 40                 ANNUAL RATE OF RETURN:           0%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,600

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
 END     ACCUMULATED
 OF    AT 4% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1          1,664          860      100,000        860      100,000
  2          3,395        1,975      100,000      1,975      100,000
  3          5,194        3,042      100,000      2,893      100,000
  4          7,066        4,085      100,000      3,767.     100,000
  5          9,013        5,105      100,000      4,598      100,000
  6         11,037        6,102      100,000      5,376      100,000
  7         13,143        7,054      100,000      6,103      100,000
  8         15,332        7,974      100,000      6,780      100,000
  9         17,610        8,851      100,000      7,396      100,000
 10         19,978        9,688      100,000      7,954      100,000
 11         22,441       10,494      100,000      8,442      100,000
 12         25,003       11,241      100,000      8,852      100,000
 13         27,667       11,938      100,000      9,184      100,000
 14         30,438       12,598      100,000      9,430      100,000
 15         33,319       13,222      100,000      9,588      100,000
 16         36,316       13,790      100,000      9,651      100,000
 17         39,433       14,284      100,000      9,595      100,000
 18         43,674       14,720      100,000      9,422      100,000
 19         46,045       15,096      100,000      9,119      100,000
 20         49,551       15,410      100,000      8,676      100,000
 21         53,197       15,643      100,000      8,068      100,000
 22         56,989       15,825      100,000      7,281      100,000
 23         60,932       15,918      100,000      6,299      100,000
 24         65,033       15,940      100,000      5,095      100,000
 25         69,299       15,863      100,000      3,637      100,000
 30         93,325       13,307      100,000          0            0
 35        122,557        4,906      100,000          0            0
 40        158,122            0            0          0            0

----------
(1) Assumes a $1,600 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING TILE INVESTMENT A.LI CATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION I                       ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 40                 ANNUAL RATE OF RETURN:           4%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,000

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
 END     ACCUMULATED
 OF    AT 4% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1          1,664          905      100,000        905      100,000
  2          3,395        2,107      100,000      2,107      100,000
  3          5,194        3,307      100,000      3,154      100,000
  4          7,066        4,529      100,000      4,198      100,000
  5          9,013        5,775      100,000      5,240      100,000
  6         11,037        7,045      100,000      6,267      100,000
  7         13,143        8,318      100,000      7,282      100,000
  8         15,332        9,606      100,000      8,284      100,000
  9         17,610       10,900      100,000      9,264      100,000
 10         19,978       12,200      100,000     10,221      100,000
 11         22,441       13,518      100,000     11,146      100,000
 12         25,003       14,824      100,000     12,028      100,000
 13         27,667       16,130      100,000     12,866      100,000
 14         30,438       17,447      100,000     13,651      100,000
 15         33,319       18,776      100,000     14,382      100,000
 16         36,316       20,099      100,000     15,047      100,000
 17         39,433       21,400      100,000     15,627      100,000
 18         43,674       22,694      100,000     16,117      100,000
 19         46,045       23,980      100,000     16,507      100,000
 20         49,551       25,256      100,000     16,783      100,000
 21         53,197       26,506      100,000     16,920      100,000
 22         56,989       27,759      100,000     16,902      100,000
 23         60,932       28,980      100,000     16,712      100,000
 24         65,033       30,190      100,000     16,320      100,000
 25         69,299       31,363      100,000     15,693      100,000
 30         93,325       36,207      100,000      7,492      100,000
 35        122,557       37,895      100,000          0            0
 40        158,122       33,286      100,000          0            0

----------
(1) Assumes a $1,600 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION I                       ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 40                 ANNUAL RATE OF RETURN:           6%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,600

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
 END     ACCUMULATED
 OF    AT 5% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1         1,680           928     100,000         928      100,000
  2         3,444         2,174     100,000       2,174      100,000
  3         5,296         3,444     100,000       3,291      100,000
  4         7,241         4,765     100,000       4,428      100,000
  5         9,283         6,138     100,000       5,588      100,000
  6        11,427         7,566     100,000       6,761      100,000
  7        13,679         9,030     100,000       7,949      100,000
  8        16,043        10,545     100,000       9,154      100,000
  9        18,525        12,101     100,000      10,367      100,000
 10        21,131        13,704     100,000      11,590      100,000
 11        23,867        15,366     100,000      12,814      100,000
 12        26,741        17,060     100,000      14,031      100,000
 13        29,758        18,802     100,000      15,242      100,000
 14        32,926        20,603     100,000      16,439      100,000
 15        36,252        22,470     100,000      17,624      100,000
 16        39,745        24,387     100,000      18,787      100,000
 17        43,412        26,343     100,000      19,911      100,000
 18        47,262        28,357     100,000      20,996      100,000
 19        51,306        30,432     100,000      22,034      100,000
 20        55,551        32,570     100,000      23,014      100,000
 21        60,008        34,764     100,000      23,918      100,000
 22        64,689        37,045     100,000      24,735      100,000
 23        69,603        39,388     100,000      25,453      100,000
 24        74,763        41,819     100,000      26,049      100,000
 25        80,182        44,326     100,000      26,499      100,000
 30       111,617        58,022     100,000      25,456      100,000
 35       151,738        74,444     100,000      13,981      100,000
 40       202,944        96,925     101,771(3)        0

----------
(1) Assumes a $1,600 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(3) Increase is due to adjustment by the corridor percentage. See "POLICY BENEFITS AND RIGHTS-Death Benefits".

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION I                       ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 40                 ANNUAL RATE OF RETURN:           8%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,600

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
 END     ACCUMULATED
 OF    AT 4% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1         1,664            950    100,000          950    100,000
  2         3,395          2,242    100,000        2,242    100,000
  3         5,194          3,586    100,000        3,431    100,000
  4         7,066          5,010    100,000        4,667    100,000
  5         9,013          6,520    100,000        5,956    100,000
  6        11,037          8,122    100,000        7,290    100,000
  7        13,143          9,802    100,000        8,673    100,000
  8        15,332         11,575    100,000       10,112    100,000
  9        17,610         13,439    100,000       11,600    100,000
 10        19,978         15,402    100,000       13,143    100,000
 11        22,441         17,482    100,000       14,735    100,000
 12        25,003         19,658    100,000       16,374    100,000
 13        27,667         21,951    100,000       18,065    100,000
 14        30,438         24,379    100,000       19,804    100,000
 15        33,319         26,955    100,000       21,601    100,000
 16        36,316         29,673    100,000       23,451    100,000
 17        39,433         32,531    100,000       25,347    100,000
 18        43,674         35,557    100,000       27,296    100,000
 19        46,045         38,765    100,000       29,299    100,000
 20        49,551         42,170    100,000       31,359    100,000
 21        53,197         45,788    100,000       33,470    100,000
 22        56,989         49,636    100,000       35,636    100,000
 23        60,932         53,739    100,000       37,864    100,000
 24        65,033         58,129    100,000       40,153    100,000
 25        69,299         62,821    100,000       42,506    100,000
 30        93,325         92,023    105,827(3)    55,486    100,000
 35       122,557        132,897    139,542(3)    72,280    100,000
 40       158,122        188,509    197,935(3)   100,199    105,208(3)

----------
(1) Assumes a $1,600 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(3) Increase is due to adjustment by corridor percentage. See "POLICY BENEFITS AND RIGHTS-Death Benefits".

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION I                       ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 40                 ANNUAL RATE OF RETURN:          12%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): 51,600

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
 END     ACCUMULATED
 OF    AT 5% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1         1,680            996    100,000          996    100,000
  2         3,444          2,381    100,000        2,381    100,000
  3         5,296          3,880    100,000        3,722    100,000
  4         7,241          5,530    100,000        5,175    100,000
  5         9,283          7,348    100,000        6,753    100,000
  6        11,427          9,351    100,000        8,460    100,000
  7        13,679         11,539    100,000       10,312    100,000
  8        16,043         13,945    100,000       12,327    100,000
  9        18,525         16,582    100,000       14,514    100,000
 10        21,131         19,478    100,000       16,897    100,000
 11        23,867         22,674    100,000       19,489    100,000
 12        26,741         26,177    100,000       22,310    100,000
 13        29,758         30,033    100,000       25,389    100,000
 14        32,926         34,295    100,000       28,755    100,000
 15        36,252         39,012    100,000       32,447    100,000
 16        39,745         44,223    100,000       36,504    100,000
 17        43,412         49,980    100,000       40,963    100,000
 18        47,262         56,362    100,000       45,885    100,000
 19        51,306         63,450    100,000       51,336    100,000
 20        55,551         71,333    100,000       57,391    100,000
 21        60,008         80,107    102,537(3)    64,137    100,000
 22        64,689         89,813    113,164(3)    71,684    100,000
 23        69,603        100,508    124,630(3)    80,166    100,000
 24        74,763        112,305    137,012(3)    89,615    109,331(3)
 25        80,182        125,311    150,374(3)   100,003    120,004(3)
 30       111,617        212,845    244,772(3)   169,064    194,423(3)
 35       151,738        355,905    373,700(3)   281,277    295,341(3)
 40       202,944        589,690    619,174(3)   463,852    487,045(3)

----------
(1) Assumes a $1,600 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment,

(3) Increase due to adjustment by corridor percentage. See "POLICY BENEFITS AND RIGHTS-Death Benefits".

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND W1LL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION II                      ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 40                 ANNUAL RATE OF RETURN:           0%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,600

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
 END     ACCUMULATED
 OF    AT 4% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1         1,664           858      100,858        858      100,858
  2         3,395         1,968      101,968      1,968      101,968
  3         5,194         3,027      103,027      2,872      102,872
  4         7,066         4,058      104,058      3,728      103,728
  5         9,013         5,063      105,063      4,536      104,536
  6        11,037         6,042      106,042      5,285      105,285
  7        13,143         6,971      106,971      5,976      105,976
  8        15,332         7,862      107,862      6,609      106,609
  9        17,610         8,706      108,706      7,174      107,174
 10        19,978         9,502      109,502      7,672      107,672
 11        22,441        10,262      110,262      8,091      108,091
 12        25,003        10,952      110,952      8,421      108,421
 13        27,667        11,585      111,585      8,664      108,664
 14        30,438        12,174      112,174      8,808      108,808
 15        33,319        12,718      112,718      8,855      108,855
 16        36,316        13,195      113,195      8,795      108,795
 17        39,433        13,584      113,584      8,605      108,605
 18        43,674        13,903      113,903      8,288      108,288
 19        46,045        14,149      114,149      7,832      107,832
 20        49,551        14,321      114,321      7,229      107,229
 21        53,197        14,396      114,396      6,457      106,457
 22        56,989        14,410      114,410      5,506      105,506
 23        60,932        14,318      114,318      4,367      104,367
 24        65,033        14,144      114,144      3,019      103,019
 25        69,299        13,853      113,853      1,442      101,442
 30        93,325         9,958      109,958          0            0
 35       122,557           199      100,199          0            0
 40       158,122             0            0          0            0

----------
(1) Assumes a $1,600 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment,

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION II                      ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 40                 ANNUAL RATE OF RETURN:           4%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,600

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
 END     ACCUMULATED
 OF    AT 4% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1         1,664           903      100,903        903      100,903
  2         3,395         2,099      102,099      2,099      102,099
  3         5,194         3,290      103,290      3,132      103,132
  4         7,066         4,499      104,499      4,155      104,155
  5         9,013         5,727      105,727      5,168      105,168
  6        11,037         6,974      106,974      6,159      106,159
  7        13,143         8,217      108,217      7,126      107,126
  8        15,332         9,467      109,467      8,070      108,070
  9        17,610        10,713      110,713      8,978      108,978
 10        19,978        11,955      111,955      9,848      109,848
 11        22,441        13,204      113,204     10,667      110,667
 12        25,003        14,425      114,425     11,423      111,423
 13        27,667        15,628      115,628     12,114      112,114
 14        30,438        16,826      116,826     12,725      112,725
 15        33,319        18,019      118,019     13,255      113,255
 16        36,316        19,181      119,181     13,689      113,689
 17        39,433        20,290      120,290     14,002      114,002
 18        43,674        21,361      121,361     14,189      114,189
 19        46,045        22,391      122,391     14,235      114,235
 20        49,551        23,375      123,375     14,126      114,126
 21        53,197        24,287      124,287     13,831      113,831
 22        56,989        25,162      125,162     13,336      113,336
 23        60,932        25,950      125,950     12,621      112,621
 24        65,033        26,674      126,674     11,658      111,658
 25        69,299        27,295      127,295     10,416      110,416
 30        93,325        27,963      127,963          0            0
 35       122,557        21,981      121,981          0            0
 40       158,122         5,138      105,138          0            0

----------
(1) Assumes a $1,600 premium is paid at the beginning of each policy year. Values would he different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RE'T'URN CAN BE ACHIEVED FOR ANY ONE REAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION II                      ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 40                 ANNUAL RATE OF RETURN:           6%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,600

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
 END     ACCUMULATED
 OF    AT 5% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1          1,680          925      100,925        925      100,925
  2          3,444        2,166      102,166      2,166      102,166
  3          5,296        3,427      103,427      3,267      103,267
  4          7,241        4,733      104,733      4,382      104,382
  5          9,283        6,086      106,086      5,512      105,512
  6         11,427        7,489      107,489      6,643      106,643
  7         13,679        8,919      108,919      7,777      107,777
  8         16,043       10,389      110,389      8,914      108,914
  9         18,525       11,890      111,890     10,042      110,042
 10         21,131       13,423      113,423     11,160      111,160
 11         23,867       15,002      115,002     12,256      112,256
 12         26,741       16,591      116,591     13,315      113,315
 13         29,758       18,203      118,203     14,338      114,338
 14         32,926       19,853      119,853     15,309      115,309
 15         36,252       21,541      121,541     16,226      116,226
 16         39,745       23,244      123,244     17,076      117,076
 17         43,412       24,941      124,941     17,829      117,829
 18         47,262       26,650      126,650     18,482      118,482
 19         51,306       28,367      128,367     19,018      119,018
 20         55,551       30,088      130,088     19,419      119,419
 21         60,008       31,790      131,790     19,655      119,655
 22         64,689       33,509      133,509     19,706      119,706
 23         69,603       35,196      135,196     19,552      119,552
 24         74,763       36,875      136,875     19,157      119,157
 25         80,182       38,508      138,508     18,488      118,488
 30        111,617       45,081      145,081      9,609      109,609
 35        151,738       46,237      146,237          0            0
 40        202,944       37,154      137,154          0            0

----------
(1) Assumes a $1,600 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVES'T'MENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL. POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION II                      ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 40                 ANNUAL RATE OF RETURN:           8%
$100,000 INITIAL POLICY AMOUNT               ASSUMED ANNUAL PREMIUM (1): $1,600

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
 END     ACCUMULATED
 OF    AT 4% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1          1,664          948      100,948        948      100,948
  2          3,395        2,234      102,234      2,234      102,234
  3          5,194        3,567      103,567      3,406      103,406
  4          7,066        4,976      104,976      4,619      104,619
  5          9,013        6,465      106,465      5,874      105,874
  6         11,037        8,039      108,039      7,161      107,161
  7         13,143        9,679      109,679      8,484      108,484
  8         15,332       11,402      111,402      9,844      109,844
  9         17,610       13,200      113,200     11,232      111,232
 10         19,978       15,080      115,080     12,648      112,648
 11         22,441       17,059      117,059     14,084      114,084
 12         25,003       19,105      119,105     15,527      115,527
 13         27,667       21,236      121,236     16,978      116,978
 14         30,438       23,470      123,470     18,425      118,425
 15         33,319       25,814      125,814     19,869      119,869
 16         36,316       28,249      128,249     21,296      121,296
 17         39,433       30,759      130,759     22,680      122,680
 18         43,674       33,367      133,367     24,020      124,020
 19         46,045       36,076      136,076     25,299      125,299
 20         49,551       38,888      138,888     26,501      126,501
 21         53,197       41,786      141,786     27,597      127,597
 22         56,989       44,813      144,813     28,566      128,566
 23         60,932       47,927      147,927     29,390      129,390
 24         65,033       51,159      151,159     30,033      130,033
 25         69,299       54,479      154,479     30,458      130,458
 30         93,325       71,778      171,778     27,819      127,819
 35        122,557       88,160      188,160     12,172      112,172
 40        158,122       99,663      199,663          0            0

----------
(1) Assumes a $1,600 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION II                      ASSUMED HYPOTHETICAL GROSS
MALE NON-SMOKER ISSUE AGE 40                 ANNUAL RATE OF RETURN:          12%
S1W,WO INITIAL POLICY AMOUNT                 ASSUMED ANNUAL PREMIUM (1): $1,600

                              ASSUMING                ASSUMING
          PREMIUMS         CURRENT COSTS          GUARANTEED COSTS
       --------------------------------------------------------------
 END     ACCUMULATED
 OF    AT 5% INTEREST    CASH        DEATH        CASH       DEATH
YEAR      PER YEAR      VALUE(2)   BENEFIT(2)   VALUE(2)   BENEFIT(2)
---------------------------------------------------------------------
  1         1,680            993     100,993         993     100,993
  2         3,444          2,373     102,373       2,373     102,373
  3         5,296          3,860     103,860       3,696     103,696
  4         7,241          5,492     105,492       5,121     105,121
  5         9,283          7,284     107,284       6,659     106,659
  6        11,427          9,252     109,252       8,309     108,309
  7        13,679         11,391     111,391      10,083     110,083
  8        16,043         13,730     113,730      11,993     111,993
  9        18,525         16,278     116,278      14,042     114,042
 10        21,131         19,057     119,057      16,245     116,245
 11        23,867         22,105     122,105      18,604     118,604
 12        26,741         25,411     125,411      21,125     121,125
 13        29,758         29,017     129,017      23,823     123,823
 14        32,926         32,965     132,965      26,705     126,705
 15        36,252         37,292     137,292      29,791     129,791
 16        39,745         42,014     142,014      33,089     133,089
 17        43,412         47,147     147,147      36,597     136,597
 18        47,262         52,754     152,754      40,337     140,337
 19        51,306         58,882     158,882      44,321     144,321
 20        55,551         65,582     165,582      48,562     148,562
 21        60,008         72,888     172,888      53,062     153,062
 22        64,689         80,904     180,904      57,836     157,836
 23        69,603         89,653     189,653      62,901     162,901
 24        74,763         99,238     199,238      68,261     168,261
 25        80,182        109,710     209,710      73,923     173,923
 30       111,617        178,126     278,126     106,992     206,992
 35       151,738        283,109     383,109     148,478     248,478
 40       202,944        444,641     544,641     199,288     299,288

----------
(1) Assumes a 51,600 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY VOLUNTEER, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  UNDERTAKINGS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                             JPF SEPARATE ACCOUNT A

JPF SEPARATE ACCOUNT A

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

                                                                     CONTRACT                    CONTRACT
                                                                     PURCHASES                  REDEMPTIONS
                                                                     DUE FROM                     DUE TO
                                                                     JEFFERSON                   JEFFERSON
                                                                       PILOT                       PILOT
                                                                     FINANCIAL                   FINANCIAL
                                                                     INSURANCE                   INSURANCE
SUBACCOUNT                                            INVESTMENTS     COMPANY    TOTAL ASSETS     COMPANY      NET ASSETS
--------------------------------------------------------------------------------------------------------------------------
American Century VP International                    $ 19,003,573   $       --   $ 19,003,573    $1,520,481   $ 17,483,092
American Century VP Value Class 2                      14,690,365           --     14,690,365        96,881     14,593,484
American Funds Growth Class 2                          45,045,486       79,883     45,125,369            --     45,125,369
American Funds Growth-Income Class 2                   41,800,307           --     41,800,307         5,030     41,795,277
DWS VIP Small Cap Index Service Class                  15,660,244        7,361     15,667,605            --     15,667,605
Fidelity VIP Contra                                   116,607,684      216,934    116,824,618            --    116,824,618
Fidelity VIP Equity-Income                             54,812,696           --     54,812,696     3,170,428     51,642,268
Fidelity VIP Growth                                    44,051,354           --     44,051,354       214,819     43,836,535
Fidelity VIP High Income                                  571,356           --        571,356            --        571,356
Fidelity VIP Investment Grade Bond Service Class 2     17,624,946           --     17,624,946        17,653     17,607,293
Fidelity VIP Mid Cap Service Class 2                   27,453,950           --     27,453,950        16,967     27,436,983
FTVIPT Franklin Small Cap Value Securities Class 2     20,591,662        7,993     20,599,655            --     20,599,655
FTVIPT Templeton Foreign Securities                    77,753,828           --     77,753,828        46,846     77,706,982
FTVIPT Templeton Foreign Securities Class 2            20,899,097           --     20,899,097         6,163     20,892,934
Goldman Sachs VIT Capital Growth                        5,222,604           --      5,222,604         7,607      5,214,997
JPVF Balanced                                          58,104,121        5,777     58,109,898            --     58,109,898
JPVF Capital Growth                                   144,665,998           --    144,665,998         5,395    144,660,603
JPVF Growth                                            31,425,055           --     31,425,055        57,106     31,367,949
JPVF High Yield Bond                                   16,050,807           --     16,050,807        51,493     15,999,314
JPVF International Equity                              58,322,663           --     58,322,663        20,244     58,302,419
JPVF Mid-Cap Growth                                    12,015,514          712     12,016,226            --     12,016,226
JPVF Mid-Cap Value                                     29,045,818       73,889     29,119,707            --     29,119,707
JPVF Money Market                                      44,657,679    8,000,404     52,658,083            --     52,658,083
JPVF S&P 500 Index                                    194,733,875           --    194,733,875       292,382    194,441,493
JPVF Small Company                                     65,274,541           --     65,274,541        32,848     65,241,693
JPVF Small-Cap Value                                   22,006,770           --     22,006,770       338,964     21,667,806
JPVF Strategic Growth                                  76,221,567           --     76,221,567         4,133     76,217,434
JPVF Value                                             74,868,924           --     74,868,924       110,856     74,758,068
JPVF World Growth Stock                               154,982,790      151,342    155,134,132            --    155,134,132
MFS VIT Research                                       17,193,913           --     17,193,913         1,420     17,192,493
MFS VIT Utilities                                      43,105,332           --     43,105,332     1,306,774     41,798,558
PIMCO VIT Total Return                                 91,504,716        8,652     91,513,368            --     91,513,368
ProFund VP Asia 30                                      8,835,672           --      8,835,672       104,448      8,731,224
ProFund VP Europe 30                                    2,394,198          424      2,394,622            --      2,394,622
ProFund VP Financials                                   4,110,813          130      4,110,943            --      4,110,943
ProFund VP Health Care                                  2,859,272          127      2,859,399            --      2,859,399
ProFund VP Large-Cap Growth                               919,965          261        920,226            --        920,226
ProFund VP Large-Cap Value                              4,099,148       34,131      4,133,279            --      4,133,279
ProFund VP Rising Rates Opportunity                     1,419,308          184      1,419,492            --      1,419,492
ProFund VP Small-Cap Growth                             2,074,278        2,019      2,076,297            --      2,076,297
ProFund VP Small-Cap Value                              3,012,732           --      3,012,732     1,556,208      1,456,524
ProFund VP Technology                                   3,459,907       10,312      3,470,219            --      3,470,219
ProFund VP U.S. Government Plus                         1,374,727           20      1,374,747            --      1,374,747
T. Rowe Price Mid-Cap Growth Class II                   6,293,310          869      6,294,179            --      6,294,179
Vanguard VIF Mid-Cap Index                             26,580,688           --     26,580,688       199,361     26,381,327
Vanguard VIF REIT Index                                37,777,714       32,099     37,809,813            --     37,809,813
Vanguard VIF Small Company Growth                      18,461,926       22,613     18,484,539            --     18,484,539

See accompanying notes.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

                                                      DIVIDENDS
                                                        FROM         MORTALITY AND          NET
                                                     INVESTMENT         EXPENSE         INVESTMENT
SUBACCOUNT                                             INCOME      GUARANTEE CHARGES   INCOME (LOSS)
----------------------------------------------------------------------------------------------------
American Century VP International                    $  272,108      $  (132,241)       $   139,867
American Century VP Value Class 2                       119,311          (83,605)            35,706
American Funds Growth Class 2                           337,827         (306,671)            31,156
American Funds Growth-Income Class 2                    586,992         (252,120)           334,872
DWS VIP Small Cap Index Service Class                    49,841         (106,683)           (56,842)
Fidelity VIP Contra                                   1,424,868         (898,265)           526,603
Fidelity VIP Equity-Income                            1,673,112         (389,768)         1,283,344
Fidelity VIP Growth                                     172,755         (359,273)          (186,518)
Fidelity VIP High Income                                 42,826           (5,271)            37,555
Fidelity VIP Investment Grade Bond Service Class 2      492,950         (111,494)           381,456
Fidelity VIP Mid Cap Service Class 2                     42,428         (190,605)          (148,177)
FTVIPT Franklin Small Cap Value Securities Class 2       94,223         (127,247)           (33,024)
FTVIPT Templeton Foreign Securities                   1,008,971         (651,896)           357,075
FTVIPT Templeton Foreign Securities Class 2             303,562         (134,654)           168,908
Goldman Sachs VIT Capital Growth                          6,425          (33,386)           (26,961)
JPVF Balanced                                         1,237,210         (445,692)           791,518
JPVF Capital Growth                                       6,080       (1,260,822)        (1,254,742)
JPVF Growth                                             108,122         (252,184)          (144,062)
JPVF High Yield Bond                                  1,105,914         (125,249)           980,665
JPVF International Equity                                31,987         (381,736)          (349,749)
JPVF Mid-Cap Growth                                          --         (104,679)          (104,679)
JPVF Mid-Cap Value                                           --         (221,965)          (221,965)
JPVF Money Market                                     1,285,499         (424,657)           860,842
JPVF S&P 500 Index                                    3,043,041       (1,502,674)         1,540,367
JPVF Small Company                                           --         (576,759)          (576,759)
JPVF Small-Cap Value                                         --         (199,837)          (199,837)
JPVF Strategic Growth                                   168,948         (633,574)          (464,626)
JPVF Value                                              849,482         (595,751)           253,731
JPVF World Growth Stock                               1,836,930       (1,157,138)           679,792
MFS VIT Research                                         87,717         (139,657)           (51,940)
MFS VIT Utilities                                       669,751         (273,740)           396,011
PIMCO VIT Total Return                                3,943,230         (679,216)         3,264,014
ProFund VP Asia 30                                       27,356          (48,611)           (21,255)
ProFund VP Europe 30                                      9,050          (18,238)            (9,188)
ProFund VP Financials                                    20,786          (32,965)           (12,179)
ProFund VP Health Care                                       --          (23,777)           (23,777)
ProFund VP Large-Cap Growth                                  --           (4,736)            (4,736)
ProFund VP Large-Cap Value                                3,524          (15,615)           (12,091)
ProFund VP Rising Rates Opportunity                      27,565          (13,255)            14,310
ProFund VP Small-Cap Growth                                  --          (20,300)           (20,300)
ProFund VP Small-Cap Value                                   --          (14,447)           (14,447)
ProFund VP Technology                                        --          (28,315)           (28,315)
ProFund VP U.S. Government Plus                          39,431           (9,073)            30,358
T. Rowe Price Mid-Cap Growth Class II                        --          (68,014)           (68,014)
Vanguard VIF Mid-Cap Index                              229,139         (175,871)            53,268
Vanguard VIF REIT Index                                 695,176         (253,569)           441,607
Vanguard VIF Small Company Growth                        72,020         (148,109)           (76,089)

See accompanying notes.

                                                                        DIVIDENDS
                                                                          FROM            TOTAL
                                                      NET REALIZED    NET REALIZED    NET REALIZED
                                                       GAIN (LOSS)       GAIN ON       GAIN (LOSS)
SUBACCOUNT                                           ON INVESTMENTS    INVESTMENTS   ON INVESTMENTS
---------------------------------------------------------------------------------------------------
American Century VP International                     $ 1,359,326      $       --     $ 1,359,326
American Century VP Value Class 2                         (22,055)        846,350         824,295
American Funds Growth Class 2                           1,165,967         246,442       1,412,409
American Funds Growth-Income Class 2                      318,760         724,330       1,043,090
DWS VIP Small Cap Index Service Class                     321,486         574,889         896,375
Fidelity VIP Contra                                     3,843,891       9,222,416      13,066,307
Fidelity VIP Equity-Income                              1,007,740       6,088,243       7,095,983
Fidelity VIP Growth                                      (374,650)             --        (374,650)
Fidelity VIP High Income                                  (51,944)             --         (51,944)
Fidelity VIP Investment Grade Bond Service Class 2        (28,428)         30,938           2,510
Fidelity VIP Mid Cap Service Class 2                      813,704       2,828,994       3,642,698
FTVIPT Franklin Small Cap Value Securities Class 2        291,189         527,245         818,434
FTVIPT Templeton Foreign Securities                       851,003              --         851,003
FTVIPT Templeton Foreign Securities Class 2             1,783,909              --       1,783,909
Goldman Sachs VIT Capital Growth                           37,569              --          37,569
JPVF Balanced                                             663,214         293,703         956,917
JPVF Capital Growth                                      (252,891)             --        (252,891)
JPVF Growth                                                68,253              --          68,253
JPVF High Yield Bond                                       25,146              --          25,146
JPVF International Equity                               2,615,169              --       2,615,169
JPVF Mid-Cap Growth                                       949,505         528,674       1,478,179
JPVF Mid-Cap Value                                        550,541       2,986,046       3,536,587
JPVF Money Market                                         768,166              --         768,166
JPVF S&P 500 Index                                      2,260,588              --       2,260,588
JPVF Small Company                                      1,627,907              --       1,627,907
JPVF Small-Cap Value                                      850,598       2,881,380       3,731,978
JPVF Strategic Growth                                  (2,067,836)             --      (2,067,836)
JPVF Value                                              1,617,093       5,706,802       7,323,895
JPVF World Growth Stock                                 2,513,523       9,040,296      11,553,819
MFS VIT Research                                         (118,791)             --        (118,791)
MFS VIT Utilities                                       1,331,922       1,271,890       2,603,812
PIMCO VIT Total Return                                   (131,113)        487,899         356,786
ProFund VP Asia 30                                        581,385              --         581,385
ProFund VP Europe 30                                      201,629          51,731         253,360
ProFund VP Financials                                     358,533              --         358,533
ProFund VP Health Care                                     43,789              --          43,789
ProFund VP Large-Cap Growth                                 8,207          10,735          18,942
ProFund VP Large-Cap Value                                 35,255          30,125          65,380
ProFund VP Rising Rates Opportunity                        22,447              --          22,447
ProFund VP Small-Cap Growth                                46,972         566,543         613,515
ProFund VP Small-Cap Value                                252,089          57,820         309,909
ProFund VP Technology                                      66,733         257,243         323,976
ProFund VP U.S. Government Plus                            (8,593)             --          (8,593)
T. Rowe Price Mid-Cap Growth Class II                   1,266,331         771,573       2,037,904
Vanguard VIF Mid-Cap Index                                548,921         882,184       1,431,105
Vanguard VIF REIT Index                                 1,629,289       2,201,389       3,830,678
Vanguard VIF Small Company Growth                         758,008       2,218,214       2,976,222

                                                       NET CHANGE
                                                      IN UNREALIZED     NET INCREASE
                                                     APPRECIATION OR    IN NET ASSETS
                                                      DEPRECIATION        RESULTING
SUBACCOUNT                                           ON INVESTMENTS    FROM OPERATIONS
--------------------------------------------------------------------------------------
American Century VP International                      $ 1,984,512       $ 3,483,705
American Century VP Value Class 2                          888,771         1,748,772
American Funds Growth Class 2                            2,240,010         3,683,575
American Funds Growth-Income Class 2                     3,308,915         4,686,877
DWS VIP Small Cap Index Service Class                    1,239,426         2,078,959
Fidelity VIP Contra                                     (2,120,212)       11,472,698
Fidelity VIP Equity-Income                                 384,673         8,764,000
Fidelity VIP Growth                                      3,118,617         2,557,449
Fidelity VIP High Income                                    71,130            56,741
Fidelity VIP Investment Grade Bond Service Class 2         164,961           548,927
Fidelity VIP Mid Cap Service Class 2                      (840,445)        2,654,076
FTVIPT Franklin Small Cap Value Securities Class 2       1,594,947         2,380,357
FTVIPT Templeton Foreign Securities                     12,372,449        13,580,527
FTVIPT Templeton Foreign Securities Class 2              1,988,541         3,941,358
Goldman Sachs VIT Capital Growth                           344,299           354,907
JPVF Balanced                                            5,160,592         6,909,027
JPVF Capital Growth                                      6,948,711         5,441,078
JPVF Growth                                              2,542,393         2,466,584
JPVF High Yield Bond                                       389,786         1,395,597
JPVF International Equity                                7,785,134        10,050,554
JPVF Mid-Cap Growth                                       (686,748)          686,752
JPVF Mid-Cap Value                                         937,634         4,252,256
JPVF Money Market                                          409,400         2,038,408
JPVF S&P 500 Index                                      22,312,280        26,113,235
JPVF Small Company                                       6,468,208         7,519,356
JPVF Small-Cap Value                                    (1,563,572)        1,968,569
JPVF Strategic Growth                                   11,159,656         8,627,194
JPVF Value                                               4,568,870        12,146,496
JPVF World Growth Stock                                 18,276,413        30,510,024
MFS VIT Research                                         1,701,239         1,530,508
MFS VIT Utilities                                        6,495,936         9,495,759
PIMCO VIT Total Return                                    (895,953)        2,724,847
ProFund VP Asia 30                                       1,217,744         1,777,874
ProFund VP Europe 30                                       184,359           428,531
ProFund VP Financials                                      255,642           601,996
ProFund VP Health Care                                      88,765           108,777
ProFund VP Large-Cap Growth                                 56,306            70,512
ProFund VP Large-Cap Value                                 314,108           367,397
ProFund VP Rising Rates Opportunity                         96,293           133,050
ProFund VP Small-Cap Growth                               (408,656)          184,559
ProFund VP Small-Cap Value                                (161,406)          134,056
ProFund VP Technology                                      (81,624)          214,037
ProFund VP U.S. Government Plus                            (11,673)           10,092
T. Rowe Price Mid-Cap Growth Class II                   (1,692,968)          276,922
Vanguard VIF Mid-Cap Index                               1,359,272         2,843,645
Vanguard VIF REIT Index                                  4,865,809         9,138,094
Vanguard VIF Small Company Growth                       (1,553,089)        1,347,044

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2005 AND 2006

                                                                                                    AMERICAN
                                                        AMERICAN       AMERICAN       AMERICAN        FUNDS
                                                       CENTURY VP     CENTURY VP    FUNDS GROWTH  GROWTH-INCOME
                                                      INTERNATIONAL  VALUE CLASS 2     CLASS 2       CLASS 2
                                                       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                          $11,357,506    $ 8,445,722    $23,008,343   $19,651,267
Changes From Operations:
   - Net investment income (loss)                           67,267         (2,102)         9,192       161,187
   - Net realized gain (loss) on investments               690,622        968,054        313,970       313,930
   - Net change in unrealized appreciation or
     depreciation on investments                           996,202       (650,626)     3,994,152       861,560
                                                       -----------    -----------    -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                       1,754,091        315,326      4,317,314     1,336,677
Changes From Unit Transactions:
   - Contract purchases                                  2,859,636      1,146,726      5,434,113     4,455,098
   - Contract withdrawals                                 (836,689)      (577,939)    (2,410,966)   (1,917,705)
   - Contract transfers                                    158,088       (325,491)     7,395,643     4,133,002
                                                       -----------    -----------    -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     2,181,035        243,296     10,418,790     6,670,395
                                                       -----------    -----------    -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  3,935,126        558,622     14,736,104     8,007,072
                                                       -----------    -----------    -----------   -----------
NET ASSETS AT DECEMBER 31, 2005                         15,292,632      9,004,344     37,744,447    27,658,339
Changes From Operations:
   - Net investment income (loss)                          139,867         35,706         31,156       334,872
   - Net realized gain (loss) on investments             1,359,326        824,295      1,412,409     1,043,090
   - Net change in unrealized appreciation or
     depreciation on investments                         1,984,512        888,771      2,240,010     3,308,915
                                                       -----------    -----------    -----------   -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS     3,483,705      1,748,772      3,683,575     4,686,877
Changes From Unit Transactions:
   - Contract purchases                                  2,985,802      1,316,076      6,406,244     4,777,864
   - Contract withdrawals                               (1,273,233)      (706,862)    (3,541,101)   (2,590,923)
   - Contract transfers                                 (3,005,814)     3,231,154        832,204     7,263,120
                                                       -----------    -----------    -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                    (1,293,245)     3,840,368      3,697,347     9,450,061
                                                       -----------    -----------    -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  2,190,460      5,589,140      7,380,922    14,136,938
                                                       -----------    -----------    -----------   -----------
NET ASSETS AT DECEMBER 31, 2006                        $17,483,092    $14,593,484    $45,125,369   $41,795,277
                                                       ===========    ===========    ===========   ===========

See accompanying notes.

                                                         DWS VIP
                                                        SMALL CAP
                                                          INDEX        FIDELITY    FIDELITY VIP   FIDELITY VIP  FIDELITY VIP
                                                      SERVICE CLASS   VIP CONTRA   EQUITY-INCOME     GROWTH      HIGH INCOME
                                                       SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                          $11,218,321   $ 87,098,143   $44,992,916    $45,522,831   $ 706,277
Changes From Operations:
   - Net investment income (loss)                          (40,224)      (511,555)      395,323       (135,192)     90,044
   - Net realized gain (loss) on investments               635,403      1,613,406     2,327,370       (781,102)    (58,440)
   - Net change in unrealized appreciation or
     depreciation on investments                          (280,364)    12,967,958      (344,479)     3,023,491     (21,270)
                                                       -----------   ------------   -----------    -----------   ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                         314,815     14,069,809     2,378,214      2,107,197      10,334
Changes From Unit Transactions:
   - Contract purchases                                  1,790,881     10,412,467     6,373,615      6,719,143         230
   - Contract withdrawals                                 (796,846)    (7,189,052)   (3,516,391)    (4,037,236)    (32,600)
   - Contract transfers                                   (505,032)     2,354,330    (3,172,525)    (5,551,088)    (72,645)
                                                       -----------   ------------   -----------    -----------   ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                       489,003      5,577,745      (315,301)    (2,869,181)   (105,015)
                                                       -----------   ------------   -----------    -----------   ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    803,818     19,647,554     2,062,913       (761,984)    (94,681)
                                                       -----------   ------------   -----------    -----------   ---------
NET ASSETS AT DECEMBER 31, 2005                         12,022,139    106,745,697    47,055,829     44,760,847     611,596
Changes From Operations:
   - Net investment income (loss)                          (56,842)       526,603     1,283,344       (186,518)     37,555
   - Net realized gain (loss) on investments               896,375     13,066,307     7,095,983       (374,650)    (51,944)
   - Net change in unrealized appreciation or
     depreciation on investments                         1,239,426     (2,120,212)      384,673      3,118,617      71,130
                                                       -----------   ------------   -----------    -----------   ---------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS     2,078,959     11,472,698     8,764,000      2,557,449      56,741
Changes From Unit Transactions:
   - Contract purchases                                  1,987,558     10,723,705     6,128,357      5,769,671         265
   - Contract withdrawals                               (1,150,450)    (8,024,436)   (3,428,790)    (3,716,565)    (29,517)
   - Contract transfers                                    729,399     (4,093,046)   (6,877,128)    (5,534,867)    (67,729)
                                                       -----------   ------------   -----------    -----------   ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     1,566,507     (1,393,777)   (4,177,561)    (3,481,761)    (96,981)
                                                       -----------   ------------   -----------    -----------   ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  3,645,466     10,078,921     4,586,439       (924,312)    (40,240)
                                                       -----------   ------------   -----------    -----------   ---------
NET ASSETS AT DECEMBER 31, 2006                        $15,667,605   $116,824,618   $51,642,268    $43,836,535   $ 571,356
                                                       ===========   ============   ===========    ===========   =========

                                                       FIDELITY VIP                           FTVIPT           FTVIPT
                                                        INVESTMENT      FIDELITY VIP         FRANKLIN        TEMPLETON
                                                        GRADE BOND         MID CAP        SMALL CAP VALUE     FOREIGN
                                                      SERVICE CLASS 2  SERVICE CLASS 2  SECURITIES CLASS 2   SECURITIES
                                                        SUBACCOUNT       SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                           $ 7,144,156      $ 9,820,888        $ 7,496,427     $71,703,238
Changes From Operations:
   - Net investment income (loss)                           193,646         (121,990)               992         275,850
   - Net realized gain (loss) on investments                152,321          725,211            529,202        (392,466)
   - Net change in unrealized appreciation or
     depreciation on investments                           (234,674)       2,107,547            373,562       6,265,823
                                                        -----------      -----------        -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                          111,293        2,710,768            903,756       6,149,207
Changes From Unit Transactions:
   - Contract purchases                                   2,511,945        2,334,326          1,590,997              --
   - Contract withdrawals                                (1,022,828)      (1,193,942)          (666,858)     (7,863,630)
   - Contract transfers                                   3,621,983        8,429,911          2,912,961              --
                                                        -----------      -----------        -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                      5,111,100        9,570,295          3,837,100      (7,863,630)
                                                        -----------      -----------        -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   5,222,393       12,281,063          4,740,856      (1,714,423)
                                                        -----------      -----------        -----------     -----------
NET ASSETS AT DECEMBER 31, 2005                          12,366,549       22,101,951         12,237,283      69,988,815
Changes From Operations:
   - Net investment income (loss)                           381,456         (148,177)           (33,024)        357,075
   - Net realized gain (loss) on investments                  2,510        3,642,698            818,434         851,003
   - Net change in unrealized appreciation or
     depreciation on investments                            164,961         (840,445)         1,594,947      12,372,449
                                                        -----------      -----------        -----------     -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS        548,927        2,654,076          2,380,357      13,580,527
Changes From Unit Transactions:
   - Contract purchases                                   3,664,827        3,141,304          1,922,533              --
   - Contract withdrawals                                (1,450,173)      (1,657,066)        (1,087,272)     (5,862,360)
   - Contract transfers                                   2,477,163        1,196,718          5,146,754              --
                                                        -----------      -----------        -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                      4,691,817        2,680,956          5,982,015      (5,862,360)
                                                        -----------      -----------        -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   5,240,744        5,335,032          8,362,372       7,718,167
                                                        -----------      -----------        -----------     -----------
NET ASSETS AT DECEMBER 31, 2006                         $17,607,293      $27,436,983        $20,599,655     $77,706,982
                                                        ===========      ===========        ===========     ===========

                                                         FTVIPT
                                                       TEMPLETON     GOLDMAN
                                                        FOREIGN     SACHS VIT
                                                       SECURITIES    CAPITAL       JPVF          JPVF
                                                        CLASS 2      GROWTH      BALANCED   CAPITAL GROWTH
                                                       SUBACCOUNT  SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $14,098,192  $2,370,892  $55,033,441   $161,378,964
Changes From Operations:
   - Net investment income (loss)                         101,167     (17,625)     741,294     (1,086,049)
   - Net realized gain (loss) on investments              212,142      20,693      614,620     (1,682,319)
   - Net change in unrealized appreciation or
     depreciation on investments                        1,385,767      84,521      980,997      8,053,841
                                                      -----------  ----------  -----------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                           1,699,076      87,589    2,336,911      5,285,473
Changes From Unit Transactions:
   - Contract purchases                                 4,163,626     854,733    6,165,537     16,092,719
   - Contract withdrawals                                      --    (350,081)  (5,103,224)   (12,389,927)
   - Contract transfers                                        --   1,078,136   (5,626,395)   (19,762,693)
                                                      -----------  ----------  -----------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                    4,163,626   1,582,788   (4,564,082)   (16,059,901)
                                                      -----------  ----------  -----------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 5,862,702   1,670,377   (2,227,171)   (10,774,428)
                                                      -----------  ----------  -----------   ------------
NET ASSETS AT DECEMBER 31, 2005                        19,960,894   4,041,269   52,806,270    150,604,536
Changes From Operations:
   - Net investment income (loss)                         168,908     (26,961)     791,518     (1,254,742)
   - Net realized gain (loss) on investments            1,783,909      37,569      956,917       (252,891)
   - Net change in unrealized appreciation or
     depreciation on investments                        1,988,541     344,299    5,160,592      6,948,711
                                                      -----------  ----------  -----------   ------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS    3,941,358     354,907    6,909,027      5,441,078
Changes From Unit Transactions:
   - Contract purchases                                        --   1,224,451    5,928,931     14,066,417
   - Contract withdrawals                              (3,009,318)   (480,491)  (4,588,088)   (11,125,995)
   - Contract transfers                                        --      74,861   (2,946,242)   (14,325,433)
                                                      -----------  ----------  -----------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                   (3,009,318)    818,821   (1,605,399)   (11,385,011)
                                                      -----------  ----------  -----------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   932,040   1,173,728    5,303,628     (5,943,933)
                                                      -----------  ----------  -----------   ------------
NET ASSETS AT DECEMBER 31, 2006                       $20,892,934  $5,214,997  $58,109,898   $144,660,603
                                                      ===========  ==========  ===========   ============

See accompanying notes.

                                                                       JPVF         JPVF           JPVF
                                                                    HIGH YIELD  INTERNATIONAL    MID-CAP        JPVF
                                                      JPVF GROWTH      BOND        EQUITY         GROWTH    MID-CAP VALUE
                                                       SUBACCOUNT   SUBACCOUNT   SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $30,419,075  $16,678,741   $32,996,324   $11,881,089   $24,809,053
Changes From Operations:
   - Net investment income (loss)                        (235,748)     917,993       (94,139)      (90,901)     (201,601)
   - Net realized gain (loss) on investments             (565,196)     141,237       482,936       578,062     3,595,627
   - Net change in unrealized appreciation or
     depreciation on investments                        4,505,811     (924,401)    5,848,939       666,897    (1,242,301)
                                                      -----------  -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                           3,704,867      134,829     6,237,736     1,154,058     2,151,725
Changes From Unit Transactions:
   - Contract purchases                                 4,387,638    1,895,062     4,356,428     1,342,113     2,702,361
   - Contract withdrawals                              (2,926,935)  (1,236,656)   (2,624,269)     (817,966)   (1,676,918)
   - Contract transfers                                (3,855,229)  (2,247,974)      533,554      (257,414)   (2,470,883)
                                                      -----------  -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                   (2,394,526)  (1,589,568)    2,265,713       266,733    (1,445,440)
                                                      -----------  -----------   -----------   -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 1,310,341   (1,454,739)    8,503,449     1,420,791       706,285
                                                      -----------  -----------   -----------   -----------   -----------
NET ASSETS AT DECEMBER 31, 2005                        31,729,416   15,224,002    41,499,773    13,301,880    25,515,338
Changes From Operations:
   - Net investment income (loss)                        (144,062)     980,665      (349,749)     (104,679)     (221,965)
   - Net realized gain (loss) on investments               68,253       25,146     2,615,169     1,478,179     3,536,587
   - Net change in unrealized appreciation or
     depreciation on investments                        2,542,393      389,786     7,785,134      (686,748)      937,634
                                                      -----------  -----------   -----------   -----------   -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS    2,466,584    1,395,597    10,050,554       686,752     4,252,256
Changes From Unit Transactions:
   - Contract purchases                                 3,902,529    1,635,895     4,828,444     1,320,538     2,308,214
   - Contract withdrawals                              (3,007,187)  (1,275,467)   (3,799,169)     (966,810)   (1,813,813)
   - Contract transfers                                (3,723,393)    (980,713)    5,722,817    (2,326,134)   (1,142,288)
                                                      -----------  -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                   (2,828,051)    (620,285)    6,752,092    (1,972,406)     (647,887)
                                                      -----------  -----------   -----------   -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (361,467)     775,312    16,802,646    (1,285,654)    3,604,369
                                                      -----------  -----------   -----------   -----------   -----------
NET ASSETS AT DECEMBER 31, 2006                       $31,367,949  $15,999,314   $58,302,419   $12,016,226   $29,119,707
                                                      ===========  ===========   ===========   ===========   ===========

                                                                                       JPVF         JPVF
                                                          JPVF          JPVF           SMALL     SMALL-CAP
                                                      MONEY MARKET  S&P 500 INDEX     COMPANY      VALUE
                                                       SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
-----------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                          $39,988,097   $189,867,113  $62,507,310  $27,222,102
Changes From Operations:
   - Net investment income (loss)                          (29,038)     1,650,200     (521,593)    (201,341)
   - Net realized gain (loss) on investments               278,681       (173,174)    (327,919)   3,263,700
   - Net change in unrealized appreciation or
     depreciation on investments                           624,774      5,740,329    7,136,869   (1,975,208)
                                                       -----------   ------------  -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                              874,417      7,217,355    6,287,357    1,087,151
Changes From Unit Transactions:
   - Contract purchases                                 12,590,116     24,079,016    5,937,873    3,587,803
   - Contract withdrawals                               (4,477,990)   (14,812,714)  (4,959,467)  (1,525,212)
   - Contract transfers                                 (8,120,833)   (15,923,901)  (5,153,931)  (4,248,459)
                                                       -----------   ------------  -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                        (8,707)    (6,657,599)  (4,175,525)  (2,185,868)
                                                       -----------   ------------  -----------  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    865,710        559,756    2,111,832   (1,098,717)
                                                       -----------   ------------  -----------  -----------
NET ASSETS AT DECEMBER 31, 2005                         40,853,807    190,426,869   64,619,142   26,123,385
Changes From Operations:
   - Net investment income (loss)                          860,842      1,540,367     (576,759)    (199,837)
   - Net realized gain (loss) on investments               768,166      2,260,588    1,627,907    3,731,978
   - Net change in unrealized appreciation or
     depreciation on investments                           409,400     22,312,280    6,468,208   (1,563,572)
                                                       -----------   ------------  -----------  -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS     2,038,408     26,113,235    7,519,356    1,968,569
Changes From Unit Transactions:
   - Contract purchases                                 11,383,376     22,654,137    5,246,020    3,118,162
   - Contract withdrawals                               (4,635,027)   (15,672,364)  (5,344,648)  (1,615,313)
   - Contract transfers                                  3,017,519    (29,080,384)  (6,798,177)  (7,926,997)
                                                       -----------   ------------  -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     9,765,868    (22,098,611)  (6,896,805)  (6,424,148)
                                                       -----------   ------------  -----------  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 11,804,276      4,014,624      622,551   (4,455,579)
                                                       -----------   ------------  -----------  -----------
NET ASSETS AT DECEMBER 31, 2006                        $52,658,083   $194,441,493  $65,241,693  $21,667,806
                                                       ===========   ============  ===========  ===========

                                                          JPVF
                                                        STRATEGIC                  JPVF WORLD      MFS VIT
                                                         GROWTH      JPVF VALUE   GROWTH STOCK    RESEARCH
                                                       SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $77,440,247   $69,609,453  $118,519,113   $17,528,479
Changes From Operations:
   - Net investment income (loss)                        (270,018)      286,033       679,668       (57,845)
   - Net realized gain (loss) on investments           (3,507,278)    1,779,698     4,391,961      (290,258)
   - Net change in unrealized appreciation or
     depreciation on investments                        7,547,616     2,791,131     3,994,101     1,488,668
                                                      -----------   -----------  ------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                           3,770,320     4,856,862     9,065,730     1,140,565
Changes From Unit Transactions:
   - Contract purchases                                 8,726,690     7,155,747     9,213,605     2,268,815
   - Contract withdrawals                              (6,156,306)   (5,551,203)   (9,167,188)   (1,461,692)
   - Contract transfers                                (9,759,373)   (6,291,597)   (4,869,561)   (2,171,545)
                                                      -----------   -----------  ------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                   (7,188,989)   (4,687,053)   (4,823,144)   (1,364,422)
                                                      -----------   -----------  ------------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                (3,418,669)      169,809     4,242,586      (223,857)
                                                      -----------   -----------  ------------   -----------
NET ASSETS AT DECEMBER 31, 2005                        74,021,578    69,779,262   122,761,699    17,304,622
Changes From Operations:
   - Net investment income (loss)                        (464,626)      253,731       679,792       (51,940)
   - Net realized gain (loss) on investments           (2,067,836)    7,323,895    11,553,819      (118,791)
   - Net change in unrealized appreciation or
     depreciation on investments                       11,159,656     4,568,870    18,276,413     1,701,239
                                                      -----------   -----------  ------------   -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS    8,627,194    12,146,496    30,510,024     1,530,508
Changes From Unit Transactions:
   - Contract purchases                                 7,643,283     6,284,101     9,347,476     1,843,207
   - Contract withdrawals                              (5,616,889)   (5,464,210)   (9,696,023)   (1,595,265)
   - Contract transfers                                (8,457,732)   (7,987,581)    2,210,956    (1,890,579)
                                                      -----------   -----------  ------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                   (6,431,338)   (7,167,690)    1,862,409    (1,642,637)
                                                      -----------   -----------  ------------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 2,195,856     4,978,806    32,372,433      (112,129)
                                                      -----------   -----------  ------------   -----------
NET ASSETS AT DECEMBER 31, 2006                       $76,217,434   $74,758,068  $155,134,132   $17,192,493
                                                      ===========   ===========  ============   ===========

See accompanying notes.

                                                        MFS VIT      PIMCO VIT   PROFUND VP  PROFUND VP  PROFUND VP
                                                       UTILITIES   TOTAL RETURN    ASIA 30    EUROPE 30  FINANCIALS
                                                       SUBACCOUNT   SUBACCOUNT   SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $25,854,073   $77,202,648  $  588,332  $  318,019  $3,107,729
Changes From Operations:
   - Net investment income (loss)                         (64,978)    2,213,458      (9,852)     (4,592)         (7)
   - Net realized gain (loss) on investments            1,411,941     1,506,532      41,148      94,097      65,903
   - Net change in unrealized appreciation or
     depreciation on investments                        2,883,766    (2,334,980)    284,703     (22,552)     33,909
                                                      -----------   -----------  ----------  ----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                           4,230,729     1,385,010     315,999      66,953      99,805
Changes From Unit Transactions:
   - Contract purchases                                 3,566,463    14,948,850     286,834     151,431     279,641
   - Contract withdrawals                              (2,702,376)   (6,383,756)   (124,585)    (89,913)   (163,070)
   - Contract transfers                                   268,214    (1,535,670)  3,636,254     865,568     (78,423)
                                                      -----------   -----------  ----------  ----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                    1,132,301     7,029,424   3,798,503     927,086      38,148
                                                      -----------   -----------  ----------  ----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 5,363,030     8,414,434   4,114,502     994,039     137,953
                                                      -----------   -----------  ----------  ----------  ----------
NET ASSETS AT DECEMBER 31, 2005                        31,217,103    85,617,082   4,702,834   1,312,058   3,245,682
Changes From Operations:
   - Net investment income (loss)                         396,011     3,264,014     (21,255)     (9,188)    (12,179)
   - Net realized gain (loss) on investments            2,603,812       356,786     581,385     253,360     358,533
   - Net change in unrealized appreciation or
     depreciation on investments                        6,495,936      (895,953)  1,217,744     184,359     255,642
                                                      -----------   -----------  ----------  ----------  ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS    9,495,759     2,724,847   1,777,874     428,531     601,996
Changes From Unit Transactions:
   - Contract purchases                                 3,762,669    13,826,195     796,787     350,310     268,391
   - Contract withdrawals                              (2,907,106)   (6,947,928)   (425,607)   (198,096)   (210,437)
   - Contract transfers                                   230,133    (3,706,828)  1,879,336     501,819     205,311
                                                      -----------   -----------  ----------  ----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                    1,085,696     3,171,439   2,250,516     654,033     263,265
                                                      -----------   -----------  ----------  ----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                10,581,455     5,896,286   4,028,390   1,082,564     865,261
                                                      -----------   -----------  ----------  ----------  ----------
NET ASSETS AT DECEMBER 31, 2006                       $41,798,558   $91,513,368  $8,731,224  $2,394,622  $4,110,943
                                                      ===========   ===========  ==========  ==========  ==========

                                                                    PROFUND VP   PROFUND VP   PROFUND VP
                                                      PROFUND VP     LARGE-CAP    LARGE-CAP  RISING RATES
                                                      HEALTH CARE     GROWTH        VALUE     OPPORTUNITY
                                                      SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
---------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $2,550,549     $396,371   $  362,056    $1,684,328
Changes From Operations:
   - Net investment income (loss)                        (31,435)      (5,865)      (6,366)      (16,040)
   - Net realized gain (loss) on investments             161,150       12,320       61,648      (279,086)
   - Net change in unrealized appreciation or
     depreciation on investments                         116,532       (2,937)      24,417        60,931
                                                      ----------     --------   ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                            246,247        3,518       79,699      (234,195)
Changes From Unit Transactions:
   - Contract purchases                                  563,610       72,809      145,133       130,806
   - Contract withdrawals                               (301,978)     (53,125)     (79,623)     (160,279)
   - Contract transfers                                  (66,725)     (31,341)     274,391       142,404
                                                      ----------     --------   ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     194,907      (11,657)     339,901       112,931
                                                      ----------     --------   ----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  441,154       (8,139)     419,600      (121,264)
                                                      ----------     --------   ----------    ----------
NET ASSETS AT DECEMBER 31, 2005                        2,991,703      388,232      781,656     1,563,064
Changes From Operations:
   - Net investment income (loss)                        (23,777)      (4,736)     (12,091)       14,310
   - Net realized gain (loss) on investments              43,789       18,942       65,380        22,447
   - Net change in unrealized appreciation or
     depreciation on investments                          88,765       56,306      314,108        96,293
                                                      ----------     --------   ----------    ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS     108,777       70,512      367,397       133,050
Changes From Unit Transactions:
   - Contract purchases                                  517,593       80,415      165,712       117,058
   - Contract withdrawals                               (228,393)     (43,933)    (110,537)     (119,074)
   - Contract transfers                                 (530,281)     425,000    2,929,051      (274,606)
                                                      ----------     --------   ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                    (241,081)     461,482    2,984,226      (276,622)
                                                      ----------     --------   ----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 (132,304)     531,994    3,351,623      (143,572)
                                                      ----------     --------   ----------    ----------
NET ASSETS AT DECEMBER 31, 2006                       $2,859,399     $920,226   $4,133,279    $1,419,492
                                                      ==========     ========   ==========    ==========

                                                                                            PROFUND VP
                                                      PROFUND VP  PROFUND VP                   U.S.
                                                       SMALL-CAP   SMALL-CAP   PROFUND VP   GOVERNMENT
                                                        GROWTH       VALUE     TECHNOLOGY      PLUS
                                                      SUBACCOUNT  SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
--------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $2,175,777  $3,490,953  $ 4,204,610  $  207,093
Changes From Operations:
   - Net investment income (loss)                        (17,661)     (9,428)     (16,424)     10,029
   - Net realized gain (loss) on investments              27,952    (269,213)     216,238      12,029
   - Net change in unrealized appreciation or
     depreciation on investments                          55,784     155,207     (259,321)     (2,570)
                                                      ----------  ----------  -----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                        66,075    (123,434)     (59,507)     19,488
Changes From Unit Transactions:
   - Contract purchases                                  219,557     154,249      541,343     130,485
   - Contract withdrawals                               (173,599)    (91,096)    (323,674)    (92,656)
   - Contract transfers                                 (249,344) (2,727,357)    (273,954)    594,115
                                                      ----------  ----------  -----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                               (203,386) (2,664,204)     (56,285)    631,944
                                                      ----------  ----------  -----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 (137,311) (2,787,638)    (115,792)    651,432
                                                      ----------  ----------  -----------  ----------
NET ASSETS AT DECEMBER 31, 2005                        2,038,466     703,315    4,088,818     858,525
Changes From Operations:
   - Net investment income (loss)                        (20,300)    (14,447)     (28,315)     30,358
   - Net realized gain (loss) on investments             613,515     309,909      323,976      (8,593)
   - Net change in unrealized appreciation or
     depreciation on investments                        (408,656)   (161,406)     (81,624)    (11,673)
                                                      ----------  ----------  -----------  ----------
NET INCREASE IN NET ASSETS RESULTING FROM
   OPERATIONS                                            184,559     134,056      214,037      10,092
Changes From Unit Transactions:
   - Contract purchases                                  253,135     155,143      528,701     208,743
   - Contract withdrawals                               (168,669)   (114,985)    (331,555)   (100,039)
   - Contract transfers                                 (231,194)    578,995   (1,029,782)    397,426
                                                      ----------  ----------  -----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                               (146,728)    619,153     (832,636)    506,130
                                                      ----------  ----------  -----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   37,831     753,209     (618,599)    516,222
                                                      ----------  ----------  -----------  ----------
NET ASSETS AT DECEMBER 31, 2006                       $2,076,297  $1,456,524  $ 3,470,219  $1,374,747
                                                      ==========  ==========  ===========  ==========

See accompanying notes.

                                                      T. ROWE PRICE                               VANGUARD VIF
                                                         MID-CAP                                      SMALL
                                                         GROWTH      VANGUARD VIF   VANGUARD VIF     COMPANY
                                                        CLASS II     MID-CAP INDEX   REIT INDEX      GROWTH
                                                       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                          $10,534,991    $17,761,341   $22,658,036   $14,144,688
Changes From Operations:
   - Net investment income (loss)                          (71,504)        40,968       453,345      (114,591)
   - Net realized gain (loss) on investments             1,211,904        817,734     2,406,452       984,569
   - Net change in unrealized appreciation or
     depreciation on investments                            62,357      1,303,037      (347,886)      (19,666)
                                                       -----------    -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                       1,202,757      2,161,739     2,511,911       850,312
Changes From Unit Transactions:
   - Contract purchases                                  1,763,465      2,918,747     3,681,924     2,691,363
   - Contract withdrawals                                 (638,629)    (1,406,762)   (2,097,603)     (993,496)
   - Contract transfers                                 (2,852,573)    (1,015,199)      170,025       298,511
                                                       -----------    -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                               (1,727,737)       496,786     1,754,346     1,996,378
                                                       -----------    -----------   -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   (524,980)     2,658,525     4,266,257     2,846,690
                                                       -----------    -----------   -----------   -----------
NET ASSETS AT DECEMBER 31, 2005                         10,010,011     20,419,866    26,924,293    16,991,378
Changes From Operations:
   - Net investment income (loss)                          (68,014)        53,268       441,607       (76,089)
   - Net realized gain (loss) on investments             2,037,904      1,431,105     3,830,678     2,976,222
   - Net change in unrealized appreciation or
     depreciation on investments                        (1,692,968)     1,359,272     4,865,809    (1,553,089)
                                                       -----------    -----------   -----------   -----------
NET INCREASE IN NET ASSETS RESULTING FROM
   OPERATIONS                                              276,922      2,843,645     9,138,094     1,347,044
Changes From Unit Transactions:
   - Contract purchases                                  1,448,866      3,115,595     4,057,701     2,770,879
   - Contract withdrawals                                 (625,435)    (1,755,329)   (2,728,654)   (1,126,121)
   - Contract transfers                                 (4,816,185)     1,757,550       418,379    (1,498,641)
                                                       -----------    -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                               (3,992,754)     3,117,816     1,747,426       146,117
                                                       -----------    -----------   -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 (3,715,832)     5,961,461    10,885,520     1,493,161
                                                       -----------    -----------   -----------   -----------
NET ASSETS AT DECEMBER 31, 2006                        $ 6,294,179    $26,381,327   $37,809,813   $18,484,539
                                                       ===========    ===========   ===========   ===========

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

THE VARIABLE ACCOUNT: JPF Separate Account A (the Variable Account) is a segregated investment account of Jefferson-Pilot Financial Insurance Company (the Company) and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a unit investment trust. The Variable Account consists of seven products as follows:

Ensemble I      Ensemble Accumulator
Ensemble II     Ensemble Protector
Ensemble III    Ensemble Exec 2006
Ensemble Exec

The assets of the Variable Account are owned by the Company. The portion of Variable Account's assets supporting the variable life policies may not be used to satisfy liabilities arising from any other business of the Company.

During 2007, Jefferson-Pilot Financial Insurance Company will merge into The Lincoln National Life Insurance Company. Pursuant to the merger, the segregated investment account, JPF Separate Account A, will be transferred to The Lincoln National Life Insurance Company. The transfer will not affect the assets and liabilities of the segregated investment account, JPF Separate Account A.

BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

INVESTMENTS: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of forty-seven mutual funds (the Funds) of twelve diversified open-end management investment companies, each Fund with its own investment objective. The Funds are:

American Century Variable Portfolios, Inc. (American Century VP):
   American Century VP International Portfolio
   American Century VP Value Class 2 Portfolio

American Funds Insurance Series (American Funds):
   American Funds Growth Class 2 Fund
   American Funds Growth-Income Class 2 Fund

DWS Scudder Investments VIT Funds (DWS VIP):
   DWS VIP Small Cap Index Service Class Fund

Fidelity Variable Insurance Products Fund (Fidelity VIP):
   Fidelity VIP Contrafund Portfolio
   Fidelity VIP Equity-Income Portfolio
   Fidelity VIP Growth Portfolio
   Fidelity VIP High Income Portfolio
   Fidelity VIP Investment Grade Bond Service Class 2 Portfolio
   Fidelity VIP Mid Cap Service Class 2 Portfolio

Franklin Templeton Variable Insurance Products Trust (FTVIPT):
   FTVIPT Franklin Small Cap Value Securities Class 2 Fund
   FTVIPT Templeton Foreign Securities Fund
   FTVIPT Templeton Foreign Securities Class 2 Fund

Goldman Sachs Variable Insurance Trust (Goldman Sachs VIT):
   Goldman Sachs VIT Capital Growth Fund

Jefferson-Pilot Variable Fund (JPVF)*:
   JPVF Balanced Fund
   JPVF Capital Growth Fund
   JPVF Growth Fund
   JPVF High Yield Bond Fund
   JPVF International Equity Fund
   JPVF Mid-Cap Growth Fund
   JPVF Mid-Cap Value Fund
   JPVF Money Market Fund
   JPVF S&P 500 Index Fund
   JPVF Small Company Fund
   JPVF Small-Cap Value Fund
   JPVF Strategic Growth Fund
   JPVF Value Fund
   JPVF World Growth Stock Fund

MFS Variable Insurance Trust (MFS VIT):
   MFS VIT Research Series
   MFS VIT Utilities Series

PIMCO Advisors VIT (PIMCO VIT):
   PIMCO VIT Total Return Portfolio

ProFunds VP (ProFund VP):
   ProFund VP Asia 30 Fund
   ProFund VP Europe 30 Fund
   ProFund VP Financials Fund
   ProFund VP Health Care Fund
   ProFund VP Large-Cap Growth Fund
   ProFund VP Large-Cap Value Fund
   ProFund VP Rising Rates Opportunity Fund
   ProFund VP Small-Cap Growth Fund
   ProFund VP Small-Cap Value Fund
   ProFund VP Technology Fund
   ProFund VP U.S. Government Plus Fund

T. Rowe Price International Series, Inc. (T. Rowe Price):
   T. Rowe Price Mid-Cap Growth Class II Portfolio

*  Denotes an affiliate of Jefferson-Pilot Financial Insurance Company

Vanguard Variable Insurance Fund (Vanguard VIF):

   Vanguard VIF Mid-Cap Index Portfolio
   Vanguard VIF REIT Index Portfolio
   Vanguard VIF Small Company Growth Portfolio

Investments in the Funds are stated at the closing net asset value per share on December 31, 2006, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation and depreciation of investments.

Investment transactions are accounted for on a trade date-basis. The cost of investments sold is determined by the average-cost method.

DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

2. MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES

Amounts are paid to the Company for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The mortality and expense risk charges for each of the variable subaccounts are reported in the statement of operations. The rates are as follows for the seven policy types within the Variable Account:

-    Ensemble I - annual rate of .60%.

-    Ensemble II - annual rate of .90%.

- Ensemble III - annual rate of .60% for policy years one through twenty-five and .10% thereafter.

- Ensemble Exec - annual rate of .60% for policy years one through twenty-five and .40% thereafter.

- Ensemble Accumulator - annual rate of .60% for policy years one through ten, .48% for policy years eleven through twenty-five and .36% thereafter.

- Ensemble Protector - annual rate of .60% for policy years one through fifteen and .10% thereafter.

- Ensemble Exec 2006 - annual rate of .50% for policy years one through twenty-five and .10% thereafter.

Prior to the allocation of premiums to the Variable Account, the Company deducts a premium load, based on product, to cover state taxes and federal income tax liabilities and a portion of the sales expenses incurred by the Company. Refer to the product prospectuses for the applicable rate. The premium loads for the years ended December 31, 2006 and 2005 amounted to $5,055,022 and $5,170,121, respectively.

The Company may charge a monthly administrative fee for items such as premium billings and collection, policy value calculation, confirmations and periodic reports. Refer to the product prospectus for the applicable administrative fee rates. No administrative fees were assessed for the years ended December 31, 2006 and 2005.

The Company assumes responsibility for providing the insurance benefit included in the policy. The Company charges a monthly deduction for the cost of insurance and any charges for supplemental riders. The cost of insurance charge depends on the attained age, risk classification, gender classification (in accordance with state law) and the current net amount at risk. On a monthly basis, the administrative fee and the cost of insurance charge are deducted proportionately from the value of each variable subaccount and/or fixed account funding option. The fixed account is part of the general account of the Company and is not included in these financial statements. The cost of insurance charges for the years ended December 31, 2006 and 2005 amounted to $101,672,213 and $101,314,385, respectively.

Under certain circumstances, the Company reserves the right to charge a transfer fee, refer to the product prospectus for applicable rates. Transfer charges for the years ended December 31, 2006 and 2005 amounted to $250 and $425, respectively.

The Company, upon full surrender of a policy, may charge a surrender charge. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The amount of the surrender charge, if any, will depend on the amount of the death benefit, the amount of premium payments made during the first two policy years and the age of the policy. In no event will the surrender charge exceed the maximum allowed by state or federal law. There were no full surrender charges or partial surrender administrative charges paid to the Company attributable to the variable subaccounts for the years ended December 31, 2006 and 2005.

3. FINANCIAL HIGHLIGHTS

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable annuity contracts as of and for each year or period in the five years ended December 31, 2006 follows.

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                     TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
---------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INTERNATIONAL
            2006                  0.50%   0.90%    $12.96    $15.70   1,320,866    $ 17,483,092     23.90%     24.28%      1.53%
            2005                  0.60%   0.90%     10.43     10.52   1,453,147      15,292,632     12.24%     12.58%      1.23%
            2004                  0.60%   0.90%      9.26      9.38   1,217,772      11,357,506     13.89%     14.24%      0.54%
            2003                  0.60%   0.90%      8.11      8.23     949,887       7,762,600     23.40%     23.77%      0.58%
            2002                  0.60%   0.90%      6.55      6.67     475,379       3,145,298    -21.09%    -20.85%      0.56%
AMERICAN CENTURY VP VALUE CLASS 2
            2006                  0.50%   0.90%     13.28     15.37     970,971      14,593,484     17.40%     17.75%      1.14%
            2005                  0.60%   0.90%     11.28     12.95     697,232       9,004,344      3.92%      4.23%      0.77%
            2004                  0.60%   0.90%     10.82     12.46     677,274       8,445,722      8.23%     13.15%      0.87%
            2003                  0.60%   0.90%     11.01     11.04     363,031       4,000,478     27.66%     28.04%      0.75%
            2002     5/2/02       0.60%   0.90%      8.62      8.63     204,490       1,763,617    -13.80%    -13.73%      0.00%
AMERICAN FUNDS GROWTH CLASS 2
            2006                  0.50%   0.90%     13.66     17.56   2,670,413      45,125,369      9.23%      9.56%      0.84%
            2005                  0.60%   0.90%     12.47     16.08   2,403,567      37,744,447     15.15%     15.50%      0.81%
            2004                  0.60%   0.90%     10.79     13.96   1,666,997      23,008,343      7.95%     11.49%      0.22%
            2003     5/1/03       0.60%   0.90%     12.31     12.52     716,475       8,925,429     23.13%     25.23%      0.22%
AMERICAN FUNDS GROWTH-INCOME CLASS 2
            2006                  0.50%   0.90%     12.81     16.41   2,623,675      41,795,277     14.17%     14.51%      1.78%
            2005                  0.60%   0.90%     11.19     14.29   1,972,826      27,658,339      4.89%      5.20%      1.45%
            2004                  0.60%   0.90%     10.64     13.63   1,452,395      19,651,267      6.37%      9.38%      1.08%
            2003     5/5/03       0.60%   0.90%     12.42     12.46     651,776       8,110,507     24.17%     24.58%      1.89%
DWS VIP SMALL CAP INDEX SERVICE CLASS
            2006                  0.50%   0.90%     13.78     15.32   1,035,000      15,667,605     16.14%     16.49%      0.36%
            2005                  0.60%   0.90%     11.83     13.08     921,108      12,022,139      3.06%      3.37%      0.39%
            2004                  0.60%   0.90%     11.45     12.69     883,804      11,218,321     14.45%     16.42%      0.19%
            2003                  0.60%   0.90%     10.90     10.90     666,319       7,261,255     44.75%     45.18%      0.43%
            2002     5/1/02       0.60%   0.90%      7.51      7.53     231,644       1,742,050    -24.95%    -24.70%      2.30%
FIDELITY VIP CONTRA
            2006                  0.50%   0.90%     14.22     29.43   5,119,960     116,824,618     10.71%     11.05%      1.31%
            2005                  0.60%   0.90%     12.81     26.58   4,878,185     106,745,697     15.89%     16.24%      0.28%
            2004                  0.60%   0.90%     11.02     22.93   4,474,851      87,098,143     10.18%     14.44%      0.33%
            2003                  0.60%   0.90%      9.83     20.04   4,425,715      77,334,074     27.31%     27.70%      0.47%
            2002                  0.60%   0.90%      7.70     15.74   4,560,592      63,952,713    -10.16%     -9.89%      0.81%
FIDELITY VIP EQUITY-INCOME
            2006                  0.50%   0.90%     13.63     17.65   3,123,113      51,642,268     19.11%     19.47%      3.33%
            2005                  0.60%   0.90%     11.41     14.82   3,391,864      47,055,829      4.92%      5.23%      1.63%
            2004                  0.60%   0.90%     10.84     14.12   3,379,138      44,992,916      8.45%     10.53%      1.49%
            2003                  0.60%   0.90%     10.96     12.78   3,193,749      38,655,590     29.16%     29.55%      1.70%
            2002                  0.60%   0.90%      8.46      9.89   3,108,627      29,393,633    -17.69%    -17.44%      1.56%
FIDELITY VIP GROWTH
            2006                  0.50%   0.90%      7.86     14.24   3,839,620      43,836,535      5.89%      6.21%      0.39%
            2005                  0.60%   0.90%      7.40     13.45   4,113,283      44,760,847      4.85%      5.17%      0.50%
            2004                  0.60%   0.90%      7.03     12.83   4,350,609      45,522,831      2.45%      2.76%      0.27%
            2003                  0.60%   0.90%      6.85     12.52   4,543,546      47,027,325     31.66%     32.05%      0.26%
            2002                  0.60%   0.90%      5.18      9.51   4,319,283      34,255,548    -30.73%    -30.52%      0.25%
FIDELITY VIP HIGH INCOME
            2006                  0.90%   0.90%     13.50     13.50      42,316         571,356     10.24%     10.24%      7.33%
            2005                  0.90%   0.90%     12.25     12.25      49,933         611,596      1.78%      1.78%     14.73%
            2004                  0.90%   0.90%     12.03     12.03      58,696         706,277      8.61%      8.61%      8.29%
            2003                  0.90%   0.90%     11.08     11.08      64,132         710,538     26.13%     26.13%      7.90%
            2002                  0.90%   0.90%      8.79      8.79      81,325         714,390      2.52%      2.52%     11.54%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                     TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP INVESTMENT GRADE BOND SERVICE CLASS 2
            2006                  0.50%    0.90%   $10.79    $11.04    1,610,125   $ 17,607,293      3.20%      3.51%     3.30%
            2005                  0.60%    0.90%    10.42     10.50    1,170,182     12,366,549      0.98%      1.29%     2.67%
            2004                  0.60%    0.90%    10.29     10.40      683,485      7,144,156      2.90%      3.25%     2.31%
            2003     5/5/03       0.60%    0.90%    10.07     10.16      303,389      3,063,016      0.70%      1.64%     0.00%
FIDELITY VIP MID CAP SERVICE CLASS 2
            2006                  0.50%    0.90%    15.71     22.16    1,295,375     27,436,983     11.39%     11.73%     0.17%
            2005                  0.60%    0.90%    14.06     19.68    1,144,285     22,101,951     16.96%     17.31%     0.00%
            2004                  0.60%    0.90%    11.99     16.82      588,025      9,820,888     19.86%     23.54%     0.00%
            2003     5/7/03       0.60%    0.90%    13.62     13.64       86,905      1,183,699     36.17%     36.44%     0.00%
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES CLASS 2
            2006                  0.50%    0.90%    14.34     20.12    1,071,974     20,599,655     15.93%     16.28%     0.59%
            2005                  0.60%    0.90%    12.33     17.17      729,097     12,237,283      7.79%      8.12%     0.83%
            2004                  0.60%    0.90%    11.40     15.93      472,827      7,496,427     14.05%     22.63%     0.15%
            2003     5/8/03       0.60%    0.90%    12.99     13.01      145,404      1,888,867     29.87%     30.12%     0.03%
FTVIPT TEMPLETON FOREIGN SECURITIES
            2006                  0.90%    0.90%    27.43     27.43    2,832,931     77,706,982     20.60%     20.60%     1.40%
            2005                  0.90%    0.90%    22.74     22.74    3,077,279     69,988,815      9.49%      9.49%     1.29%
            2004                  0.90%    0.90%    20.77     20.77    3,452,074     71,703,238     17.81%     17.81%     1.17%
            2003                  0.90%    0.90%    17.63     17.63    3,450,017     60,831,174     31.37%     31.37%     1.88%
            2002                  0.90%    0.90%    13.42     13.42    3,625,960     48,668,447    -19.14%    -19.14%     1.81%
FTVIPT TEMPLETON FOREIGN SECURITIES CLASS 2
            2006                  0.50%    0.60%    13.48     15.19    1,520,732     20,892,934     20.72%     20.72%     1.35%
            2005                  0.60%    0.60%    11.17     12.58    1,772,889     19,960,894      9.51%      9.51%     1.18%
            2004                  0.60%    0.60%    10.20     11.49    1,379,373     14,098,192     17.82%     17.82%     1.09%
            2003                  0.60%    0.60%     8.66      8.66    1,090,662      9,439,502    -31.42%     31.42%     1.66%
            2002                  0.60%    0.60%     6.59      6.59      651,617      4,291,245    -19.05%    -19.05%     1.47%
GOLDMAN SACHS VIT CAPITAL GROWTH
            2006                  0.50%    0.90%     9.09     11.90      541,217      5,214,997      7.58%      7.91%     0.14%
            2005                  0.60%    0.90%     8.45     11.03      461,062      4,041,269      2.02%      2.33%     0.18%
            2004                  0.60%    0.90%     8.28     10.77      280,319      2,370,892      7.77%      8.11%     0.86%
            2003    12/19/03      0.60%    0.90%     7.66      7.83      221,131      1,710,231      2.21%      2.22%     0.00%
JPVF BALANCED
            2006                  0.50%    0.90%    12.93     31.17    2,596,257     58,109,898     13.27%     13.61%     2.28%
            2005                  0.60%    0.90%    11.38     27.52    2,588,792     52,806,270      4.43%      4.74%     2.21%
            2004                  0.60%    0.90%    10.87     26.35    2,713,410     55,033,441      8.63%      8.68%     1.74%
            2003                  0.60%    0.90%    10.14     24.26    2,883,654     53,834,454     13.02%     13.35%     2.22%
            2002                  0.60%    0.90%     8.94     21.46    2,779,756     46,959,548     -7.20%     -6.92%     2.54%
JPVF CAPITAL GROWTH
            2006                  0.50%    0.90%     6.59     39.84    5,627,722    144,660,603      3.85%      4.17%     0.00%
            2005                  0.60%    0.90%     6.33     38.36    5,965,607    150,604,536      3.84%      4.15%     0.13%
            2004                  0.60%    0.90%     6.08     36.94    6,433,343    161,378,964      8.49%      8.82%     0.00%
            2003                  0.60%    0.90%     5.59     34.06    6,702,718    160,830,914     25.84%     26.22%     0.00%
            2002                  0.60%    0.90%     4.43     27.06    7,247,702    140,732,138    -31.73%    -31.53%     0.00%
JPVF GROWTH
            2006                  0.50%    0.90%     7.45     18.50    2,570,798     31,367,949      8.11%      8.44%     0.34%
            2005                  0.60%    0.90%     6.87     17.11    2,758,008     31,729,416     12.93%     13.27%     0.00%
            2004                  0.60%    0.90%     6.06     15.15    2,923,050     30,419,075     10.83%     11.16%     0.00%
            2003                  0.60%    0.90%     5.46     13.67    3,077,588     30,198,120     29.68%     30.07%     0.00%
            2002                  0.60%    0.90%     4.19     10.54    2,958,576     22,614,163    -26.20%    -25.97%     0.00%
JPVF HIGH YIELD BOND
            2006                  0.50%    0.90%    11.54     13.82    1,167,122     15,999,314      9.34%      9.67%     7.15%
            2005                  0.60%    0.90%    10.52     12.64    1,213,241     15,224,002      0.84%      1.14%     6.74%
            2004                  0.60%    0.90%    10.40     12.54    1,338,115     16,678,741      4.00%      8.08%     6.59%
            2003                  0.60%    0.90%    11.34     11.60    1,291,037     14,902,632     18.45%     18.80%     5.71%
            2002                  0.60%    0.90%     9.55      9.79    1,156,513     11,283,484      1.21%      1.51%     0.04%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                     TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
---------------------------------------------------------------------------------------------------------------------------------
JPVF INTERNATIONAL EQUITY
            2006                  0.50%    0.90%   $10.37    $17.04    4,393,541   $ 58,302,419     22.85%     23.22%     0.07%
            2005                  0.60%    0.90%     8.42     12.77    3,677,653     41,499,773     18.39%     18.74%     0.53%
            2004                  0.60%    0.90%     7.09     10.79    3,445,009     32,996,324     15.96%     16.32%     0.26%
            2003                  0.60%    0.90%     6.09      9.30    3,209,651     26,783,350     30.20%     30.59%     1.22%
            2002                  0.60%    0.90%     4.67      7.14    3,121,810     20,486,092    -23.48%    -23.25%     0.00%
JPVF MID-CAP GROWTH
            2006                  0.50%    0.90%    11.18     14.54    1,056,346     12,016,226      5.76%      6.08%     0.00%
            2005                  0.60%    0.90%    10.57     13.71    1,246,272     13,301,880     11.27%     11.60%     0.00%
            2004                  0.60%    0.90%     9.50      9.75    1,242,151     11,881,089     10.84%     11.17%     0.00%
            2003                  0.60%    0.90%     8.57      8.77    1,598,155     13,757,607     48.25%     48.70%     0.00%
            2002                  0.60%    0.90%     5.78      5.90      919,287      5,339,459    -32.23%    -32.03%     0.00%
JPVF MID-CAP VALUE
            2006                  0.50%    0.90%    14.15     17.72    1,672,078     29,119,707     16.63%     16.98%     0.00%
            2005                  0.60%    0.90%    12.10     14.98    1,705,660     25,515,338      9.03%      9.36%     0.00%
            2004                  0.60%    0.90%    11.06     13.74    1,805,126     24,809,053     10.62%     14.77%     0.00%
            2003                  0.60%    0.90%    11.97     12.03    1,918,262     22,988,281     41.86%     42.28%     0.00%
            2002                  0.60%    0.90%     8.44      8.46    1,593,105     13,450,053    -14.43%    -14.18%     0.00%
JPVF MONEY MARKET
            2006                  0.50%    0.90%    10.65     21.66    3,370,417     52,658,083      3.69%      4.00%     2.37%
            2005                  0.60%    0.90%    10.24     19.68    2,866,877     40,853,807      1.81%      2.11%     0.70%
            2004                  0.60%    0.90%    10.02     19.33    2,822,991     39,988,097     -0.12%      0.26%     0.72%
            2003                  0.60%    0.90%    10.69     19.36    2,731,516     40,150,581     -0.31%     -0.01%     1.31%
            2002                  0.60%    0.90%    10.69     19.42    3,151,237     47,079,027      0.32%      0.62%     2.45%
JPVF S&P 500 INDEX
            2006                  0.50%    0.90%    10.14     22.68   12,734,823    194,441,493     14.48%     14.83%     1.57%
            2005                  0.60%    0.90%     8.83     19.81   14,419,597    190,426,869      3.76%      4.07%     1.65%
            2004                  0.60%    0.90%     8.49     19.09   14,554,731    189,867,113      9.56%      9.89%     1.21%
            2003                  0.60%    0.90%     7.72     17.42   13,907,611    170,963,193     27.15%     27.53%     1.22%
            2002                  0.60%    0.90%     6.06     13.70   12,652,011    130,070,556    -23.03%    -22.80%     1.09%
JPVF SMALL COMPANY
            2006                  0.50%    0.90%    11.30     45.72    1,865,446     65,241,693     12.06%     12.40%     0.00%
            2005                  0.60%    0.90%    10.06     38.45    2,024,088     64,619,142     10.96%     11.30%     0.00%
            2004                  0.60%    0.90%     9.04     34.65    2,153,002     62,507,310      5.26%      5.57%     0.00%
            2003                  0.60%    0.90%     8.56     32.92    2,365,225     67,002,198     39.07%     39.49%     0.00%
            2002                  0.60%    0.90%     6.14     23.67    2,309,825     48,317,341    -29.59%    -29.38%     0.00%
JPVF SMALL-CAP VALUE
            2006                  0.50%    0.90%    12.36     17.43    1,270,288     21,667,806      9.28%      9.61%     0.00%
            2005                  0.60%    0.90%    11.28     15.95    1,670,800     26,123,385      4.16%      4.48%     0.00%
            2004                  0.60%    0.90%    10.79     15.31    1,806,777     27,222,102      7.92%     18.70%     0.00%
            2003                  0.60%    0.90%    12.35     12.90    1,779,518     22,667,575     34.57%     34.98%     0.00%
            2002                  0.60%    0.90%     9.15      9.59    1,489,673     14,137,290    -13.42%    -13.16%     0.00%
JPVF STRATEGIC GROWTH
            2006                  0.60%    0.90%     6.40     24.19    4,393,834     76,217,434     12.31%     12.65%     0.23%
            2005                  0.60%    0.90%     5.68     21.54    4,769,545     74,021,578      5.34%      5.66%     0.48%
            2004                  0.60%    0.90%     5.38     20.44    5,094,789     77,440,247      8.68%      9.01%     0.00%
            2003                  0.60%    0.90%     4.93     18.81    5,225,491     75,404,405     30.82%     31.21%     0.00%
            2002                  0.60%    0.90%     3.76     14.38    5,484,089     62,159,783    -34.44%    -34.24%     0.00%
JPVF VALUE
            2006                  0.50%    0.90%    13.91     43.74    2,362,768     74,758,068     18.58%     18.94%     1.20%
            2005                  0.60%    0.90%    11.70     36.88    2,542,666     69,779,262      7.02%      7.34%     1.24%
            2004                  0.60%    0.90%    10.90     34.46    2,637,387     69,609,453      8.98%     10.85%     0.96%
            2003                  0.60%    0.90%    10.84     31.09    2,789,890     68,334,841     27.03%     27.41%     0.84%
            2002                  0.60%    0.90%     8.50     24.48    2,786,315     56,541,445    -22.06%    -21.82%     0.96%
JPVF WORLD GROWTH STOCK
            2006                  0.50%    0.90%    15.63     85.09    3,148,857    155,134,132     25.00%     25.37%     1.37%
            2005                  0.60%    0.90%    12.47     64.20    2,649,649    122,761,699      7.91%      8.23%     1.44%
            2004                  0.60%    0.90%    11.52     59.49    2,520,072    118,519,113     15.22%     17.50%     1.12%
            2003                  0.60%    0.90%     9.96     50.63    2,544,016    107,195,809     32.89%     33.29%     1.90%
            2002                  0.60%    0.90%     7.47     38.10    2,701,684     88,511,071    -17.42%    -17.17%     1.20%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                     TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
---------------------------------------------------------------------------------------------------------------------------------
MFS VIT RESEARCH
            2006                  0.60%   0.90%    $ 8.89    $13.89    1,434,025   $17,192,493       9.48%      9.81%     0.52%
            2005                  0.60%   0.90%      8.10     12.69    1,567,859    17,304,622       6.84%      7.16%     0.48%
            2004                  0.60%   0.90%      7.56     11.88    1,678,001    17,528,479      14.81%     15.16%     1.08%
            2003                  0.60%   0.90%      6.56     10.35    1,829,539    16,793,124      23.59%     23.96%     0.67%
            2002                  0.60%   0.90%      5.29      8.37    1,815,934    13,608,464     -25.21%    -24.99%     0.27%
MFS VIT UTILITIES
            2006                  0.50%   0.90%     15.30     25.04    2,042,056    41,798,558      30.08%     30.48%     1.94%
            2005                  0.60%   0.90%     11.73     19.25    1,958,915    31,217,103      15.79%     16.14%     0.57%
            2004                  0.60%   0.90%     10.10     16.62    1,860,061    25,854,073      29.03%     29.42%     1.38%
            2003                  0.60%   0.90%      7.80     12.88    1,741,217    18,681,443      34.68%     35.08%     2.22%
            2002                  0.60%   0.90%      5.78      9.57    1,750,743    14,031,612     -23.45%    -23.22%     2.60%
PIMCO VIT TOTAL RETURN
            2006                  0.50%   0.90%     11.00     30.55    7,107,728    91,513,368       2.92%      3.23%     4.43%
            2005                  0.60%   0.90%     10.65     12.55    6,828,258    85,617,082       1.54%      1.84%     3.43%
            2004                  0.60%   0.90%     10.46     12.36    6,237,898    77,202,648       3.95%      4.61%     1.89%
            2003                  0.60%   0.90%     11.89     27.87    6,026,359    71,744,808       4.10%      4.42%     2.87%
            2002                  0.60%   0.90%     11.42     26.69    6,133,905    70,084,207       6.69%      8.11%     4.05%
PROFUND VP ASIA 30
            2006                  0.50%   0.90%     16.17     19.23      488,882     8,731,224      38.04%     38.45%     0.46%
            2005                  0.60%   0.90%     11.68     12.66      364,331     4,702,834      16.77%     18.44%     0.23%
            2004     5/4/04       0.60%   0.90%     10.69     11.69       53,120       588,332       6.87%     16.94%     0.62%
PROFUND VP EUROPE 30
            2006                  0.50%   0.90%     13.57     14.40      172,436     2,394,622      16.45%     16.80%     0.40%
            2005                  0.60%   0.90%     11.65     12.33      110,327     1,312,058       7.12%      7.44%     0.17%
            2004     5/17/04      0.60%   0.90%     10.87     11.48       28,777       318,019       8.76%     14.76%     0.20%
PROFUND VP FINANCIALS
            2006                  0.50%   0.90%     13.56     14.51      293,433     4,110,943      16.30%     16.65%     0.55%
            2005                  0.60%   0.90%     11.63     11.99      269,578     3,245,682       3.06%      3.36%     0.86%
            2004                  0.60%   0.90%     11.00     11.64      266,112     3,107,729       9.35%     12.46%     0.27%
            2003                  0.60%   0.90%     10.64     10.97      262,484     2,798,636      27.83%     28.21%     0.22%
            2002     5/8/02       0.60%   0.90%      8.33      8.56       83,391       695,167     -16.75%    -14.42%     0.00%
PROFUND VP HEALTH CARE
            2006                  0.60%   0.90%     11.13     11.50      255,909     2,859,399       4.30%      4.62%     0.00%
            2005                  0.60%   0.90%     10.67     10.99      279,327     2,991,703       5.07%      5.39%     0.00%
            2004                  0.60%   0.90%     10.16     10.43      250,861     2,550,549       1.44%      4.27%     0.00%
            2003                  0.60%   0.90%     10.01     10.04      167,771     1,680,596      16.37%     16.72%     0.00%
            2002     5/22/02      0.60%   0.90%      8.60      8.60      103,635       891,609     -13.98%    -13.96%     0.00%
PROFUND VP LARGE-CAP GROWTH
            2006                  0.60%   0.90%     11.25     11.74       81,404       920,226       8.08%      8.41%     0.00%
            2005                  0.60%   0.90%     10.38     10.43       37,180       388,232       0.03%      3.76%     0.00%
            2004     6/1/04       0.60%   0.90%     10.42     11.80       38,027       396,371       4.23%      7.93%     0.00%
PROFUND VP LARGE-CAP VALUE
            2006                  0.50%   0.90%     12.07     13.79      309,626     4,133,279      17.60%     17.96%     0.20%
            2005                  0.60%   0.90%     10.33     11.35       68,804       781,656       2.11%      2.33%     0.00%
            2004     5/21/04      0.60%   0.90%     10.43     11.11       32,541       362,056       4.16%     11.14%     0.00%
PROFUND VP RISING RATES OPPORTUNITY
            2006                  0.60%   0.90%      8.62      9.07      161,498     1,419,492       9.16%      9.49%     1.73%
            2005                  0.60%   0.90%      7.87      8.02      194,432     1,563,064      -8.72%     -8.44%     0.00%
            2004     5/3/04       0.60%   0.90%      8.60      8.78      192,133     1,684,328     -14.01%    -12.20%     0.00%
PROFUND VP SMALL-CAP GROWTH
            2006                  0.60%   0.90%     12.68     13.24      159,229     2,076,297       7.68%      8.00%     0.00%
            2005                  0.60%   0.90%     11.74     12.14      168,112     2,038,466       6.58%      6.90%     0.00%
            2004     6/1/04       0.60%   0.90%     10.97     11.39      191,111     2,175,777       9.81%     13.87%     0.00%
PROFUND VP SMALL-CAP VALUE
            2006                  0.60%   0.90%     13.84     14.85      100,998     1,456,524      16.38%     16.73%     0.00%
            2005                  0.60%   0.90%     11.86     12.38       56,734       703,315       3.07%      3.38%     0.00%
            2004     5/7/04       0.60%   0.90%     11.51     12.01      290,523     3,490,953      14.71%     20.14%     0.00%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                     TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
---------------------------------------------------------------------------------------------------------------------------------
PROFUND VP TECHNOLOGY
            2006                  0.60%    0.90%   $10.87    $12.31      311,595    $ 3,470,219      7.10%      7.42%     0.00%
            2005                  0.60%    0.90%    10.15     11.46      392,990      4,088,818      0.32%      0.62%     0.37%
            2004                  0.60%    0.90%    10.11     11.38      410,180      4,204,610     -1.32%     13.88%     0.00%
            2003                  0.60%    0.90%    10.25     11.08      852,445      8,780,213     44.66%     45.10%     0.00%
            2002     5/2/02       0.60%    0.90%     7.09      7.64      281,819      2,001,025    -29.15%    -23.62%     0.00%
PROFUND VP U.S. GOVERNMENT PLUS
            2006                  0.60%    0.90%    11.14     11.67      119,352      1,374,747     -5.38%     -5.09%     3.51%
            2005                  0.60%    0.90%    11.74     12.18       70,737        858,525      8.06%      8.38%     2.26%
            2004     5/24/04      0.60%    0.90%    10.82     11.27       18,442        207,093      8.29%     12.70%     0.81%
T. ROWE PRICE MID-CAP GROWTH CLASS II
            2006                  0.60%    0.90%    15.17     15.47      411,700      6,294,179      5.43%      5.74%     0.00%
            2005                  0.60%    0.90%    14.39     14.63      689,242     10,010,011     13.41%     13.75%     0.00%
            2004                  0.60%    0.90%    12.68     12.86      825,920     10,534,991     16.99%     17.35%     0.00%
            2003                  0.60%    0.90%    10.84     10.96    1,097,323     11,932,903     36.86%     37.27%     0.00%
            2002     5/2/02       0.60%    0.90%     7.92      7.99      277,928      2,207,544    -20.78%    -20.14%     0.00%
VANGUARD VIF MID-CAP INDEX
            2006                  0.50%    0.90%    14.68     16.33    1,641,076     26,381,327     12.73%     13.07%     1.00%
            2005                  0.60%    0.90%    12.99     14.24    1,432,324     20,419,866     12.96%     13.29%     1.00%
            2004                  0.60%    0.90%    11.46     12.61    1,405,663     17,761,341     14.63%     19.24%     0.87%
            2003                  0.60%    0.90%    10.57     10.66      830,796      8,804,526     32.86%     33.26%     0.70%
            2002     5/1/02       0.60%    0.90%     7.96      8.00      455,524      3,628,975    -20.42%    -20.02%     0.00%
VANGUARD VIF REIT INDEX
            2006                  0.50%    0.90%    18.31     24.28    1,606,001     37,809,813     33.72%     34.12%     2.16%
            2005                  0.60%    0.90%    13.65     17.92    1,514,183     26,924,293     10.84%     11.17%     2.68%
            2004                  0.60%    0.90%    12.28     16.17    1,401,912     22,658,036     22.80%     29.34%     2.47%
            2003                  0.60%    0.90%    12.50     12.55    1,050,237     13,139,407     34.27%     34.67%     3.48%
            2002     5/2/02       0.60%    0.90%     9.31      9.32      753,424      7,015,061     -6.90%     -6.79%     0.00%
VANGUARD VIF SMALL COMPANY GROWTH
            2006                  0.60%    0.90%    12.91     14.29    1,311,819     18,484,539      9.22%      9.55%     0.38%
            2005                  0.60%    0.90%    11.79     12.94    1,312,170     16,991,378      5.31%      5.63%     0.00%
            2004                  0.60%    0.90%    11.16     12.28    1,150,172     14,144,688     11.60%     14.26%     0.08%
            2003                  0.60%    0.90%    10.75     10.77      958,355     10,306,597     39.81%     40.23%     0.01%
            2002     5/2/02       0.60%    0.90%     7.68      7.69      337,423      2,593,593    -23.20%    -23.11%     0.00%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received.

(2) These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(3) As the unit value is presented as a range of minimum to maximum values, for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

(4) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.

(5) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4. PURCHASES AND SALES OF INVESTMENTS

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2006.

                                                      AGGREGATE     AGGREGATE
                                                       COST OF       PROCEEDS
SUBACCOUNT                                            PURCHASES     FROM SALES
------------------------------------------------------------------------------
American Century VP International                    $ 6,784,142   $ 6,409,732
American Century VP Value Class 2                      6,844,162     2,011,604
American Funds Growth Class 2                         10,164,687     6,253,477
American Funds Growth-Income Class 2                  13,267,503     2,735,412
DWS VIP Small Cap Index Service Class                  3,797,250     1,715,150
Fidelity VIP Contra                                   21,674,785    13,452,453
Fidelity VIP Equity-Income                            14,797,435     8,426,114
Fidelity VIP Growth                                    1,398,345     4,839,928
Fidelity VIP High Income                                  42,834       102,347
Fidelity VIP Investment Grade Bond Service Class 2     6,062,488       928,487
Fidelity VIP Mid Cap Service Class 2                  15,589,724    10,156,367
FTVIPT Franklin Small Cap Value Securities Class 2     8,628,581     2,143,821
FTVIPT Templeton Foreign Securities                    3,042,772     8,466,129
FTVIPT Templeton Foreign Securities Class 2            4,596,666     7,418,455
Goldman Sachs VIT Capital Growth                       1,276,549       477,079
JPVF Balanced                                          4,971,171     5,472,706
JPVF Capital Growth                                    1,303,064    13,918,268
JPVF Growth                                            1,244,516     4,157,081
JPVF High Yield Bond                                   3,590,108     3,180,524
JPVF International Equity                             16,317,332     9,871,137
JPVF Mid-Cap Growth                                    3,238,381     4,777,680
JPVF Mid-Cap Value                                     5,646,746     3,581,962
JPVF Money Market                                     53,325,756    50,625,472
JPVF S&P 500 Index                                     9,752,628    29,952,059
JPVF Small Company                                     5,296,820    12,719,591
JPVF Small-Cap Value                                   4,798,390     8,188,681
JPVF Strategic Growth                                  1,024,617     7,887,486
JPVF Value                                             8,442,923     9,524,030
JPVF World Growth Stock                               22,920,269    11,437,883
MFS VIT Research                                         452,874     2,144,310
MFS VIT Utilities                                      9,538,113     5,473,940
PIMCO VIT Total Return                                14,719,079     7,439,011
ProFund VP Asia 30                                    11,094,345     8,760,507
ProFund VP Europe 30                                   4,647,851     3,951,256
ProFund VP Financials                                  4,040,680     3,788,209
ProFund VP Health Care                                   744,414     1,006,463
ProFund VP Large-Cap Growth                              658,620       191,183
ProFund VP Large-Cap Value                             3,402,254       433,821
ProFund VP Rising Rates Opportunity                      822,453     1,086,817
ProFund VP Small-Cap Growth                            3,263,508     2,865,660
ProFund VP Small-Cap Value                             4,453,753     2,234,588
ProFund VP Technology                                  1,290,610     1,902,278
ProFund VP U.S. Government Plus                        1,281,435       743,334
T. Rowe Price Mid-Cap Growth Class II                  1,894,394     5,177,765
Vanguard VIF Mid-Cap Index                             7,142,659     2,878,965
Vanguard VIF REIT Index                               13,220,266     8,859,932
Vanguard VIF Small Company Growth                     10,223,023     7,948,997

5. INVESTMENTS

The following is a summary of investments owned at December 31, 2006.

                                                                    NET
                                                       SHARES      ASSET    FAIR VALUE
SUBACCOUNT                                              OWNED      VALUE     OF SHARES    COST OF SHARES
--------------------------------------------------------------------------------------------------------
American Century VP International                     1,877,823   $10.12   $ 19,003,573    $ 14,008,067
American Century VP Value Class 2                     1,682,745     8.73     14,690,365      13,342,904
American Funds Growth Class 2                           702,957    64.08     45,045,486      36,146,222
American Funds Growth-Income Class 2                    990,763    42.19     41,800,307      35,697,492
DWS VIP Small Cap Index Service Class                   972,082    16.11     15,660,244      12,442,668
Fidelity VIP Contra                                   3,705,360    31.47    116,607,684      89,501,077
Fidelity VIP Equity-Income                            2,092,088    26.20     54,812,696      48,759,527
Fidelity VIP Growth                                   1,228,083    35.87     44,051,354      45,519,071
Fidelity VIP High Income                                 89,977     6.35        571,356         850,040
Fidelity VIP Investment Grade Bond Service Class 2    1,403,260    12.56     17,624,946      17,629,302
Fidelity VIP Mid Cap Service Class 2                    801,575    34.25     27,453,950      24,900,330
FTVIPT Franklin Small Cap Value Securities Class 2    1,095,884    18.79     20,591,662      17,767,208
FTVIPT Templeton Foreign Securities                   4,094,462    18.99     77,753,828      62,610,066
FTVIPT Templeton Foreign Securities Class 2           1,116,405    18.72     20,899,097      14,533,285
Goldman Sachs VIT Capital Growth                        451,002    11.58      5,222,604       4,601,586
JPVF Balanced                                         3,753,739    15.48     58,104,121      47,315,488
JPVF Capital Growth                                   6,133,554    23.59    144,665,998     141,375,840
JPVF Growth                                           1,817,843    17.29     31,425,055      29,392,194
JPVF High Yield Bond                                  1,983,295     8.09     16,050,807      15,286,095
JPVF International Equity                             3,862,172    15.10     58,322,663      40,552,462
JPVF Mid-Cap Growth                                   1,060,504    11.33     12,015,514       9,896,249
JPVF Mid-Cap Value                                    2,006,897    14.47     29,045,818      23,205,997
JPVF Money Market                                     4,014,534    11.12     44,657,679      43,581,678
JPVF S&P 500 Index                                   19,638,350     9.92    194,733,875     166,434,840
JPVF Small Company                                    3,537,916    18.45     65,274,541      55,536,280
JPVF Small-Cap Value                                  1,518,756    14.49     22,006,770      18,804,539
JPVF Strategic Growth                                 4,521,120    16.86     76,221,567      88,552,962
JPVF Value                                            3,020,613    24.79     74,868,924      56,901,511
JPVF World Growth Stock                               4,950,420    31.31    154,982,790     110,371,033
MFS VIT Research                                        953,099    18.04     17,193,913      16,826,927
MFS VIT Utilities                                     1,472,680    29.27     43,105,332      29,756,825
PIMCO VIT Total Return                                9,006,253    10.12     91,504,716      92,894,425
ProFund VP Asia 30                                      143,390    61.62      8,835,672       7,305,743
ProFund VP Europe 30                                     74,842    31.99      2,394,198       2,214,709
ProFund VP Financials                                   101,152    40.64      4,110,813       3,467,861
ProFund VP Health Care                                   96,990    29.48      2,859,272       2,611,265
ProFund VP Large-Cap Growth                              26,837    34.28        919,965         852,204
ProFund VP Large-Cap Value                              102,402    40.03      4,099,148       3,740,905
ProFund VP Rising Rates Opportunity                      68,566    20.70      1,419,308       1,424,579
ProFund VP Small-Cap Growth                              63,765    32.53      2,074,278       2,372,389
ProFund VP Small-Cap Value                               82,203    36.65      3,012,732       2,865,897
ProFund VP Technology                                   234,094    14.78      3,459,907       3,336,052
ProFund VP U.S. Government Plus                          45,379    30.20      1,374,727       1,378,474
T. Rowe Price Mid-Cap Growth Class II                   266,214    23.64      6,293,310       5,294,118
Vanguard VIF Mid-Cap Index                            1,339,077    19.85     26,580,688      20,751,247
Vanguard VIF REIT Index                               1,512,318    24.98     37,777,714      27,772,925
Vanguard VIF Small Company Growth                       955,586    19.32     18,461,926      17,199,010

6. CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the year ended December 31, 2006 is as follows:

                                                       UNITS        UNITS     NET INCREASE
SUBACCOUNT                                             ISSUED     REDEEMED     (DECREASE)
------------------------------------------------------------------------------------------
American Century VP International                      779,534     (911,815)     (132,281)
American Century VP Value Class 2                      561,861     (288,122)      273,739
American Funds Growth Class 2                        1,165,690     (898,844)      266,846
American Funds Growth-Income Class 2                 1,248,018     (597,169)      650,849
DWS VIP Small Cap Index Service Class                  409,742     (295,850)      113,892
Fidelity VIP Contra                                  1,672,891   (1,431,116)      241,775
Fidelity VIP Equity-Income                             959,698   (1,228,449)     (268,751)
Fidelity VIP Growth                                    731,772   (1,005,435)     (273,663)
Fidelity VIP High Income                                    38       (7,655)       (7,617)
Fidelity VIP Investment Grade Bond Service Class 2     810,809     (370,866)      439,943
Fidelity VIP Mid Cap Service Class 2                   916,077     (764,987)      151,090
FTVIPT Franklin Small Cap Value Securities Class 2     629,588     (286,711)      342,877
FTVIPT Templeton Foreign Securities                    473,593     (717,941)     (244,348)
FTVIPT Templeton Foreign Securities Class 2            642,127     (894,284)     (252,157)
Goldman Sachs VIT Capital Growth                       259,988     (179,833)       80,155
JPVF Balanced                                          670,978     (663,513)        7,465
JPVF Capital Growth                                  1,038,797   (1,376,682)     (337,885)
JPVF Growth                                            507,884     (695,094)     (187,210)
JPVF High Yield Bond                                   391,658     (437,777)      (46,119)
JPVF International Equity                            2,288,345   (1,572,457)      715,888
JPVF Mid-Cap Growth                                    434,477     (624,403)     (189,926)
JPVF Mid-Cap Value                                     439,760     (473,342)      (33,582)
JPVF Money Market                                    4,642,099   (4,138,559)      503,540
JPVF S&P 500 Index                                   2,728,583   (4,413,357)   (1,684,774)
JPVF Small Company                                     497,555     (656,197)     (158,642)
JPVF Small-Cap Value                                   340,637     (741,149)     (400,512)
JPVF Strategic Growth                                  808,902   (1,184,613)     (375,711)
JPVF Value                                             449,555     (629,453)     (179,898)
JPVF World Growth Stock                              1,157,047     (657,839)      499,208
MFS VIT Research                                       251,104     (384,938)     (133,834)
MFS VIT Utilities                                      825,038     (741,897)       83,141
PIMCO VIT Total Return                               1,961,259   (1,681,789)      279,470
ProFund VP Asia 30                                     865,548     (740,997)      124,551
ProFund VP Europe 30                                   408,052     (345,943)       62,109
ProFund VP Financials                                  348,890     (325,035)       23,855
ProFund VP Health Care                                 106,347     (129,765)      (23,418)
ProFund VP Large-Cap Growth                             66,691      (22,467)       44,224
ProFund VP Large-Cap Value                             291,052      (50,230)      240,822
ProFund VP Rising Rates Opportunity                    110,745     (143,679)      (32,934)
ProFund VP Small-Cap Growth                            238,332     (247,215)       (8,883)
ProFund VP Small-Cap Value                             331,276     (287,012)       44,264
ProFund VP Technology                                  164,576     (245,971)      (81,395)
ProFund VP U.S. Government Plus                        125,767      (77,152)       48,615
T. Rowe Price Mid-Cap Growth Class II                  119,901     (397,443)     (277,542)
Vanguard VIF Mid-Cap Index                             713,824     (505,072)      208,752
Vanguard VIF REIT Index                                885,342     (793,524)       91,818
Vanguard VIF Small Company Growth                      808,165     (808,516)         (351)

The change in units outstanding for the year ended December 31, 2005 is as follows:

                                                       UNITS        UNITS     NET INCREASE
SUBACCOUNT                                             ISSUED     REDEEMED     (DECREASE)
------------------------------------------------------------------------------------------
American Century VP International                      954,957     (719,582)     235,375
American Century VP Value Class 2                      567,663     (547,705)      19,958
American Funds Growth Class 2                        1,449,065     (712,495)     736,570
American Funds Growth-Income Class 2                 1,133,491     (613,060)     520,431
DWS VIP Small Cap Index Service Class                  471,666     (434,362)      37,304
Fidelity VIP Contra                                  1,631,615   (1,228,281)     403,334
Fidelity VIP Equity-Income                           1,109,323   (1,096,597)      12,726
Fidelity VIP Growth                                    940,520   (1,177,846)    (237,326)
Fidelity VIP High Income                                   255       (9,018)      (8,763)
Fidelity VIP Investment Grade Bond Service Class 2     764,052     (277,355)     486,697
Fidelity VIP Mid Cap Service Class 2                 1,124,601     (568,341)     556,260
FTVIPT Franklin Small Cap Value Securities Class 2     790,684     (534,414)     256,270
FTVIPT Templeton Foreign Securities                    628,278   (1,003,073)    (374,795)
FTVIPT Templeton Foreign Securities Class 2            803,485     (409,969)     393,516
Goldman Sachs VIT Capital Growth                       448,549     (267,806)     180,743
JPVF Balanced                                          638,059     (762,677)    (124,618)
JPVF Capital Growth                                  1,189,812   (1,657,548)    (467,736)
JPVF Growth                                            724,875     (889,917)    (165,042)
JPVF High Yield Bond                                   459,719     (584,593)    (124,874)
JPVF International Equity                            1,317,647   (1,085,003)     232,644
JPVF Mid-Cap Growth                                    617,510     (613,389)       4,121
JPVF Mid-Cap Value                                     675,803     (775,269)     (99,466)
JPVF Money Market                                    3,495,004   (3,451,118)      43,886
JPVF S&P 500 Index                                   3,543,092   (3,678,226)    (135,134)
JPVF Small Company                                     391,818     (520,732)    (128,914)
JPVF Small-Cap Value                                   477,412     (613,389)    (135,977)
JPVF Strategic Growth                                  978,728   (1,303,972)    (325,244)
JPVF Value                                             648,610     (743,331)     (94,721)
JPVF World Growth Stock                                725,753     (596,176)     129,577
MFS VIT Research                                       298,738     (408,880)    (110,142)
MFS VIT Utilities                                      992,691     (893,837)      98,854
PIMCO VIT Total Return                               2,301,760   (1,711,400)     590,360
ProFund VP Asia 30                                     539,452     (228,241)     311,211
ProFund VP Europe 30                                   127,880      (46,330)      81,550
ProFund VP Financials                                   94,595      (91,129)       3,466
ProFund VP Health Care                                 507,520     (479,054)      28,466
ProFund VP Large-Cap Growth                            200,653     (201,500)        (847)
ProFund VP Large-Cap Value                             165,170     (128,907)      36,263
ProFund VP Rising Rates Opportunity                    460,877     (458,578)       2,299
ProFund VP Small-Cap Growth                            290,728     (313,727)     (22,999)
ProFund VP Small-Cap Value                             118,580     (352,369)    (233,789)
ProFund VP Technology                                  229,533     (246,723)     (17,190)
ProFund VP U.S. Government Plus                        128,847      (76,552)      52,295
T. Rowe Price Mid-Cap Growth Class II                  157,279     (293,957)    (136,678)
Vanguard VIF Mid-Cap Index                             761,771     (735,110)      26,661
Vanguard VIF REIT Index                                859,867     (747,596)     112,271
Vanguard VIF Small Company Growth                      549,600     (387,602)     161,998

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of Jefferson Pilot Financial Insurance Company

     and

Contract Owners of JPF Separate Account A

We have audited the accompanying statement of assets and liabilities of JPF Separate Account A ("Variable Account"), comprised of the subaccounts described in Note 1, as of December 31, 2006, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting JPF Separate Account A at December 31, 2006, the results of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Fort Wayne, Indiana
March 7, 2007

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Jefferson Pilot Financial Insurance Company and Subsidiary
As of December 31, 2006 and 2005, and for the Periods April 3 Through December 31, 2006 and January 1 Through April 2, 2006 and for the Years Ended December 31, 2005 and 2004

           JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

      AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE PERIODS APRIL 3 THROUGH DECEMBER 31, 2006 AND JANUARY 1 THROUGH APRIL 2, 2006 AND FOR THE YEARS ENDED
                           DECEMBER 31, 2005 AND 2004

CONTENTS

Report of Independent Registered Public Accounting Firm                      F-1

Audited Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2006 and 2005                 F-2

Consolidated Statements of Income for the periods April 3 through
December 31, 2006, and January 1 through April 2, 2006
and the years ended December 31, 2005 and 2004                               F-4

Consolidated Statements of Stockholder's Equity for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006
and for the years ended December 31, 2005 and 2004                           F-5

Consolidated Statements of Cash Flows for the periods
April 3 through December 31, 2006 and January 1 through April 2, 2006
and for the years ended December 31, 2005 and 2004                           F-6

Notes to Consolidated Financial Statements                                   F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Jefferson Pilot Financial Insurance Company and Subsidiary

We have audited the accompanying consolidated balance sheets of Jefferson Pilot Financial Insurance Company (a wholly owned subsidiary of Jefferson-Pilot Corporation) and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the periods April 3 through December 31, 2006, and January 1 through April 2, 2006, and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Financial Insurance Company and Subsidiary at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the periods April 3 through December 31, 2006, and January 1 through April 2, 2006, and for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP
Greensboro, North Carolina
April 23, 2007

           JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                              DECEMBER 31,
                                                       -------------------------
                                                           2006          2005
                                                       -----------   -----------
ASSETS
Investments:
   Securities available-for-sale:
      Debt securities, at fair value (amortized cost
         $9,526,755 and $8,847,627)                    $ 9,613,191   $ 9,046,904
      Equity securities, at fair value (cost $13,013
         and $6,859)                                        14,730        10,323
   Debt securities held-to-maturity, at amortized
      cost (fair value $0 and $724,370)                         --       688,480
   Mortgage loans on real estate                         1,397,198     1,526,925
   Policy loans                                            577,264       574,808
   Real estate                                              67,889        32,302
   Other investments                                        15,990         9,130
                                                       -----------   -----------
Total investments                                       11,686,262    11,888,872
Cash and cash equivalents                                   94,499        18,551
Accrued investment income                                  150,111       150,409
Due from reinsurers                                        990,459     1,164,864
Currently recoverable income taxes                           7,906         7,874
Deferred policy acquisition costs                           88,666       674,858
Value of business acquired                                 990,870       476,277
Goodwill                                                 1,236,859       269,952
Property and equipment, net                                 44,031        33,409
Other assets                                                69,224       149,398
Assets held in separate accounts                         2,167,375     1,975,863
                                                       -----------   -----------
Total assets                                           $17,526,262   $16,810,327
                                                       ===========   ===========

See accompanying Notes to the Consolidated Financial Statements.

                                                              DECEMBER 31,
                                                       -------------------------
                                                           2006          2005
                                                       -----------   -----------
LIABILITIES
Policy liabilities:
   Future policy benefits                              $ 1,860,471   $ 1,909,441
   Policyholder contract deposits                        8,683,104     9,229,051
   Policy and contract claims                              166,288       176,282
   Other                                                   401,665       485,989
                                                       -----------   -----------
Total policy liabilities                                11,111,528    11,800,763
Deferred income tax liabilities                            284,226       213,007
Payable to affiliates                                       71,820        72,235
Accrued expenses and other liabilities                     339,763       234,438
Liabilities related to separate accounts                 2,167,375     1,975,863
                                                       -----------   -----------
Total liabilities                                       13,974,712    14,296,306

Commitments and contingent liabilities (see Note 14)

STOCKHOLDER'S EQUITY
   Common stock, par value $5 per share, 600,000
      shares authorized, issued and outstanding              3,000         3,000
   Paid in capital                                       3,499,893     1,769,440
   Retained earnings                                         3,660       665,299
   Accumulated other comprehensive income                   44,997        76,282
                                                       -----------   -----------
Total stockholder's equity                               3,551,550     2,514,021
                                                       -----------   -----------
Total liabilities and stockholder's equity             $17,526,262   $16,810,327
                                                       ===========   ===========

See accompanying Notes to the Consolidated Financial Statements.

                       CONSOLIDATED STATEMENTS OF INCOME

                                (IN THOUSANDS)

                                                         PERIOD FROM   PERIOD FROM
                                                           APRIL 3      JANUARY 1
                                                           THROUGH       THROUGH      YEAR ENDED DECEMBER 31,
                                                        DECEMBER 31,    APRIL 2,     -------------------------
                                                            2006          2006           2005          2004
                                                        ------------   -----------   -----------   -----------
REVENUE
Premiums and other considerations, net                   $1,015,959     $340,770     $1,260,259    $1,198,086
Universal life and investment product charges               299,564      102,849        428,417       422,021
Net investment income                                       514,256      178,006        728,487       742,382
Realized investment gains (losses)                              497       (3,086)        (6,266)      (37,337)
                                                         ----------     --------     ----------    ----------
Total revenues                                            1,830,276      618,539      2,410,897     2,325,152

BENEFITS AND EXPENSES
Insurance and annuity benefits                            1,146,908      386,367      1,506,418     1,506,099
Insurance commissions, net of deferrals                     117,289       38,310        142,871       135,215
General and administrative expenses, net of deferrals       117,582       31,216        110,491       107,069
Insurance taxes, licenses and fees                           35,971       14,158         49,271        42,365
Amortization of policy acquisition costs and value
   of business acquired                                      69,359       40,575        155,632       157,406
Interest expense                                              3,799        1,235          4,880         5,273
                                                         ----------     --------     ----------    ----------
Total benefits and expenses                               1,490,908      511,861      1,969,563     1,953,427
                                                         ----------     --------     ----------    ----------
Income before income taxes and cumulative effect
   of change in accounting principle                        339,368      106,678        441,334       371,725

INCOME TAXES:
   Current                                                   87,787       44,558        113,282        27,701
   Deferred                                                  31,121       (2,531)        38,590        96,059
                                                         ----------     --------     ----------    ----------
Total income taxes                                          118,908       42,027        151,872       123,760
                                                         ----------     --------     ----------    ----------
Income before cumulative effect of change in
   accounting principle                                     220,460       64,651        289,462       247,965
Cumulative effect of change in accounting for
   long duration contracts, net of taxes                         --           --             --        (7,233)
                                                         ----------     --------     ----------    ----------
Net income                                               $  220,460     $ 64,651     $  289,462    $  240,732
                                                         ==========     ========     ==========    ==========

See accompanying Notes to the Consolidated Financial Statements

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                (IN THOUSANDS)

                                                                                                         TOTAL
                                          COMMON      PAID IN      RETAINED     ACCUMULATED OTHER    STOCKHOLDER'S
                                           STOCK      CAPITAL      EARNINGS   COMPREHENSIVE INCOME      EQUITY
                                         --------   -----------   ---------   --------------------   -------------
BALANCE, JANUARY 1, 2004                 $  3,000   $ 1,714,440   $ 538,105         $ 158,421         $ 2,413,966
Net income                                     --            --     240,732                --             240,732
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --            (1,823)             (1,823)
Unrealized gain on available-for-sale
   securities, net of taxes                    --            --          --             2,751               2,751
                                                                                                      -----------
   Comprehensive income                                                                                   241,660
Parent Company capital contribution            --        55,000          --                --              55,000
Dividends paid                                 --            --    (192,000)               --            (192,000)
                                         -------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004                  3,000     1,769,440     586,837           159,349           2,518,626
                                         =========================================================================
Net income                                     --            --     289,462                --             289,462
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --            (2,589)             (2,589)
Unrealized loss on available-for-sale
   securities, net of taxes                    --            --          --           (80,478)            (80,478)
                                                                                                      -----------
   Comprehensive income                                                                                   206,395
Dividends paid                                               --    (211,000)               --            (211,000)
                                         -------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2005                  3,000     1,769,440     665,299            76,282           2,514,021
                                         =========================================================================
Net income                                     --            --      64,651                --              64,651
Parent company capital contribution
   for stock option expense                    --         4,107          --                --               4,107
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --            (1,099)             (1,099)
Unrealized loss on available-for-sale
   securities, net of taxes                    --            --          --           (70,503)            (70,503)
                                                                                                      -----------
   Comprehensive loss                                                                                      (2,844)
Dividends paid                                 --            --     (75,000)               --             (75,000)
                                         -------------------------------------------------------------------------
BALANCE, APRIL 2, 2006                      3,000     1,773,547     654,950             4,680           2,436,177
                                         =========================================================================
Acquisition by Lincoln National
   Corporation:
Sale of stockholder's equity               (3,000)   (1,773,547)   (654,950)           (4,680)         (2,436,177)
Lincoln National Corporation
   purchase price                           3,000     3,499,893          --                --           3,502,893
                                         -------------------------------------------------------------------------
BALANCE, APRIL 3, 2006                      3,000     3,499,893          --                --           3,502,893
                                         =========================================================================
Net income                                     --            --     220,460                --             220,460
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --               356                 356
Unrealized gain on available-for-sale
   securities, net of taxes                    --            --          --            44,641              44,641
                                                                                                      -----------
   Comprehensive income                                                                                   265,457
Dividends paid                                 --            --    (216,800)               --            (216,800)
                                         -------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2006               $  3,000   $ 3,499,893   $   3,660         $  44,997         $ 3,551,550
                                         =========================================================================

See accompanying Notes to the Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                        PERIOD FROM   PERIOD FROM
                                                          APRIL 3      JANUARY 1            YEAR ENDED
                                                          THROUGH       THROUGH            DECEMBER 31,
                                                       DECEMBER 31,     APRIL 2,    -------------------------
                                                           2006           2006          2005          2004
                                                       ------------   -----------   -----------   -----------
OPERATING ACTIVITIES
Net income                                              $ 220,460      $  64,651    $   289,462   $   240,732
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Change in policy liabilities other than deposits        67,904           (349)        43,926       156,380
   Deductions from policyholder accounts, net             (50,422)       (18,641)       (62,241)      (46,100)
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                    (89,340)        (6,203)       (15,205)      (28,235)
   Change in receivables and asset accruals                20,633         13,052         (4,116)       (3,407)
   Change in payables and expense accruals                 (2,503)        57,549         17,523       105,520
   Realized investment losses (gains)                        (497)         3,086          6,266        37,337
   Depreciation and amortization                           20,739          2,033          7,333         1,165
   Amortization (accretion) and additions to value
      of business acquired, net                            42,222         11,540         51,697        (2,847)
   Group coinsurance assumed                                   --             --             --       328,875
   Stock compensation                                          --          4,107             --            --
   Other                                                   (3,022)        26,858         25,157       (12,213)
                                                        ---------      ---------    -----------   -----------
Net cash provided by operating activities                 226,174        157,683        359,802       777,207
                                                        ---------      ---------    -----------   -----------
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                  286,558         59,090        890,460       930,264
   Maturities, calls and redemptions                      599,775        163,813        722,075       825,884
   Purchases                                             (949,836)      (187,613)    (1,647,073)   (2,384,201)
Securities held-to-maturity:
   Sales                                                       --             86            536        19,397
   Maturities, calls and redemptions                           --         64,372        151,711       145,013
   Purchases                                                   --             --            (73)       (7,193)
Repayments of mortgage loans                              149,359         58,025        209,972       164,990
Mortgage loans originated                                 (40,120)        (8,262)      (306,557)     (228,043)
Decrease (increase) in policy loans, net                   (1,345)        (1,111)        10,575         1,851
Securities lending                                         83,599             --             --            --
Other investing activities, net                            (2,040)       (13,901)        (2,452)       16,891
                                                        ---------      ---------    -----------   -----------
Net cash provided by (used in) investing activities       125,950        134,499         29,174      (515,147)
                                                        ---------      ---------    -----------   -----------
FINANCING ACTIVITIES
Policyholder contract deposits                            617,891        179,689        718,947       758,817
Withdrawals of policyholder contract deposits            (798,439)      (275,838)      (920,815)     (858,674)
Net proceeds (payments) from securities sold under
   repurchase agreements                                     (103)           242            245        (4,698)
Cash dividends paid                                      (216,800)       (75,000)      (211,000)     (192,000)
Capital contribution from parent                               --             --             --        55,000
                                                        ---------      ---------    -----------   -----------
Net cash used in financing activities                    (397,451)      (170,907)      (412,623)     (241,555)
                                                        ---------      ---------    -----------   -----------
Net increase (decrease) in cash and cash equivalents      (45,327)       121,275        (23,647)       20,505
Cash and cash equivalents, beginning                      139,826         18,551         42,198        21,693
                                                        ---------      ---------    -----------   -----------
Cash and cash equivalents, ending                       $  94,499      $ 139,826    $    18,551   $    42,198
                                                        =========      =========    ===========   ===========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                           $   2,868      $   1,328    $     4,427   $     2,310
                                                        =========      =========    ===========   ===========

See accompanying Notes to the Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY
                          (DOLLAR AMOUNTS IN THOUSANDS)
                                DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Prior to April 3, 2006, Jefferson Pilot Financial Insurance Company ("JPFIC") was wholly owned by Jefferson-Pilot Corporation ("Jefferson-Pilot"). JPFIC and its subsidiary, Jefferson Pilot LifeAmerica Insurance Company ("JPLA"), (collectively referred to as the "Company"), are principally engaged in the sale of individual life insurance products, annuity and investment products, and group non-medical products (primarily term life and disability). These products are marketed primarily through personal producing general agents throughout the United States.

On April 3, 2006, Lincoln National Corporation ("LNC" or the "Parent") completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard ("SFAS") No.141, "Business Combinations" ("SFAS 141") and JPFIC became wholly-owned by LNC. JPFIC is expected to merge into Lincoln National Life Company, an Indiana domiciled affiliate on July 1, 2007. This transaction is dependent on the approval by the Indiana Department of Insurance. LNL is a subsidiary of LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JPFIC were "pushed down" to the Company's financial statements in accordance with push down accounting rules. The Company is in the process of finalizing its internal studies of the fair value of the net assets acquired including investments, value of business acquired (VOBA), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained, which may result in adjustments to goodwill, which the Company does not expect to be material.

The fair value of JPFIC's net assets assumed in the merger was $3.5 billion. Goodwill of $1.2 billion resulted from the excess of purchase price over the fair value of JPFIC's net assets. The parent paid a premium over the fair value of JPFIC's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with the adjustments that were made to the Company's Balance Sheet to get to the fair value of net assets:

                                                             PRELIMINARY     FAIR VALUE
                                                             FAIR VALUE    ADJUSTMENTS(1)
                                                            ------------   --------------
Investments                                                 $ 11,649,995     $  101,994
Due from reinsurers                                            1,034,439             --
Deferred acquisition costs and value of business acquired      1,055,891       (166,959)
Goodwill                                                       1,236,859        966,907
Other assets                                                     398,798        (43,083)
Assets held in separate accounts                               2,073,659             --
Policy liabilities                                           (11,307,163)       234,716
Income tax liabilities                                          (279,053)       (59,635)
Accounts payable, accruals and other liabilities                (286,873)        29,098
Liabilities related to separate accounts                      (2,073,659)            --
                                                            ------------     ----------
   Total net assets acquired                                $  3,502,893     $1,063,038
                                                            ============     ==========

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                                     PRELIMINARY
                                      FAIR VALUE
                                     -----------
Individual Markets:
   Life Insurance                     $  530,421
   Annuities                             425,464
                                      ----------
      Total Individual Markets           955,885
Employer Markets: Group Protection       280,974
                                      ----------
      Total Goodwill                  $1,236,859
                                      ==========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting principles ("SAP"), as adopted by the Insurance Department of the states of Nebraska (JPFIC) and New Jersey (JPLA), and are significantly different from financial statements prepared in accordance with GAAP. See Note 7.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements presented herein include the accounts of JPFIC and JPLA. All material intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, unearned revenue, and the potential effects of resolving litigated matters.

DEBT AND EQUITY SECURITIES

Debt and equity securities are classified as either securities available-for-sale, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired or, in 2005, securities held-to-maturity, which are stated at amortized cost and consist of securities the Company has the positive intent and ability to hold to maturity. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity.

Under certain circumstances, the Company applies professional judgment and makes adjustments based upon specific detailed information concerning the issuer.

Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific identification method.

MORTGAGE AND POLICY LOANS

Mortgage loans on real estate are stated at the unpaid balances adjusted for amortization of premiums and discounts, and are net of estimated unrecoverable amounts. An allowance for unrecoverable amounts is provided for when a mortgage loan becomes impaired. Changes in the allowance are reported as realized investment gains (losses) within the consolidated statements of income. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to the contractual terms of the loan. Such an impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan-by-loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

REAL ESTATE AND OTHER INVESTMENTS

Real estate acquired by foreclosure is stated at the lower of depreciated cost or fair value less estimated costs to sell. Real estate not acquired by foreclosure is stated at cost less accumulated depreciation. Real estate, primarily buildings, is depreciated principally by the straight-line method over estimated useful lives generally ranging from 30 to 40 years. Accumulated depreciation was $1,237 and $31,590 at December 31, 2006 and 2005. Other investments, which consist primarily of affordable housing tax credit investments, are stated at equity, fair value, or the lower of cost or market as appropriate.

Cost of real estate is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in realized gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivatives to help manage exposure to certain equity and interest rate risks. SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, ("SFAS 133") requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value, which we classify within other investments on our consolidated balance sheets. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge or cash flow hedge. The Company accounts for changes in fair values of derivatives that are not part of a hedge or do not qualify for hedge accounting through investment income during the period of the change. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivative instruments is recognized in investment income during the period of the change. The effectiveness of the Company's hedge relationships is assessed and measured on a quarterly basis.

CASH AND CASH EQUIVALENTS

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

REINSURANCE BALANCES AND TRANSACTIONS

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Costs related to obtaining new and renewal business, including commissions and incentive compensation, certain costs of underwriting and issuing policies, and certain agency office expenses, all of which vary with and are primarily related to the production of new and renewal business, are deferred.

The Company's traditional individual and group insurance products are long-duration contracts. Deferred policy acquisition costs related to these products are amortized over the expected premium paying periods using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts. Estimates of future gross profits are determined based upon assumptions for mortality, interest spreads, lapse rates, and policy fees earned.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business acquired in business combinations, applying the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life and annuity products are amortized incorporating the assumptions listed above for fixed products, except for interest spreads, but also incorporating mean reversion techniques. In calculating the estimated gross profits for these products, the Company utilizes a long-term total net return on assets of 8.0%.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of credit and non-credit related realized gains and losses, and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

At least annually, the assumptions used to estimate future gross profits in calculating the amortization of deferred policy acquisition costs are evaluated in relation to emerging experience. When actual experience varies from the assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs, referred to as unlockings, are reflected in amortization expense within the consolidated statements of income.

Deferred policy acquisition costs are periodically reviewed to determine that the unamortized portion does not exceed expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006

DEFERRED SALES INDUCEMENTS

The Company has policies in force containing two primary types of sales inducements: 1) day-one bonuses on fixed annuities, which are in the form of either an increased interest rate for a stated period or an additional premium credit; and 2) persistency-related interest crediting bonuses. These bonuses are accrued over the period in which the policy must remain in force for the policyholder to qualify for the inducement. Capitalized sales inducements are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The unamortized balance of the deferred sales inducement asset is reported in other assets within the consolidated balance sheets.

GOODWILL

Goodwill (purchase price in excess of net assets acquired in a business combination) carrying amounts are reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent variable annuity and variable universal life funds segregated for the benefit of the related policyholders who bear the investment risk of their account balances. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the consolidated statements of income. Fees charged on separate account policyholder account balances are included in universal life and investment product charges in the Consolidated Statements of Income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated principally by the straight-line method over estimated useful lives of 30 to 50 years for buildings, approximately 10 years for other property and equipment, and three to five years for computer hardware and software. Accumulated depreciation was $605 and $42,743 at December 31, 2006 and 2005. Property and equipment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. In such cases, the cost basis of the property and equipment is reduced to fair value with the impairment loss being included in realized gains and losses.

FUTURE POLICY BENEFITS AND OTHER POLICY LIABILITIES

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Liabilities related to no-lapse guarantees (secondary guarantees) on universal life-type products are included in other policy liabilities within the consolidated balance sheets. These liabilities are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract). by the cumulative profits recorded from purchase date for pre-merger issues and from contract inception for post merger issues through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.

If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to deferred policy acquisition costs and value of business acquired. The accounting for secondary guarantee benefits impacts, and is impacted by, estimated future gross profits used to calculate amortization of deferred policy acquisition costs, value of business acquired, deferred sales inducements, and unearned revenue.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities other than portions carried in the separate account, discussed above. The liability is determined using the retrospective deposit method and is presented before deduction of potential surrender charges.

POLICY AND CONTRACT CLAIMS

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated adjustment expenses incurred through the balance sheet date.

RECOGNITION OF REVENUE

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Premiums on traditional accident and health, disability income and dental insurance are reported as earned over the contract period. A reserve is provided for the portion of premiums written which relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy and surrender of the policy. Revenue from these charges is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred as unearned revenue and is recognized as income over the period during which services are provided based upon estimates of future gross profits. The net of amounts deferred and amounts recognized is reflected in universal life and investment product charges in the consolidated statements of income. The effects of changes in estimates of future gross profits, referred to as unlockings, on unearned revenue are reflected in the consolidated statements of income within universal life and investment product charges in the period such revisions occur.

RECOGNITION OF BENEFITS AND EXPENSES

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and to spread income recognition over expected policy lives (see preceding discussion of policy liabilities). For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

STOCK BASED COMPENSATION

The Company and its subsidiary are included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid in capital in shareholder's equity.

INCOME TAXES

On April 3, 2006, the Company's initial parent company, Jefferson-Pilot, merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries, as discussed in Note 1. As a result, LNC became the ultimate parent after completion of the merger. Prior to the merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company will file a separate federal income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

RECLASSIFICATIONS

Certain amounts reported in prior years' consolidated financial statements have been reclassified to conform to the presentation adopted in the current year. These reclassifications had no effect on net income or shareholders' equity of the prior years.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS NO, 157--FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the effects of SFAS 157 on its consolidated financial condition and results of operations.

FIN 48--ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of adjustment upon initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. The Company will adopt the provisions of FIN 48 on March 31, 2007, effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operations.

SFAS NO. 155--ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS
155), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

The Company will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

SFAS NO. 123R--SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires recognition, at fair value, of all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123, under SFAS 123(R) the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, the Company adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the Company's results of operations. Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and accordingly recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 16 for more information regarding stock-based compensation plans.

The Company does not invest in significant amounts of nontraditional loan products and FSP 94-6-1 will not have an immediate impact on our disclosures.

SOP 05-1--ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position
(SOP) 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 addresses the accounting for Deferred Acquisition Costs (DAC) on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

The Company adopted this new accounting guidance effective January 1, 2007. The adoption of this new guidance impacts the Company's assumptions for lapsation used in the amortization of DAC and Value of Business Acquired ("VOBA"). The Company's adoption resulted in a $36.9 million decrease to DAC and VOBA balances and approximately an $11 million increase to amortization in 2007.

FSP 115-1--THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 - "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments" references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. The Company's existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where the Company does not have the intent to hold the securities until either maturity or recovery. The Company adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on the Company's consolidated financial condition or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first re-measurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on its consolidated financial condition and results of operations.

CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's consolidated financial statements.

3.   INVESTMENTS

SUMMARY COST AND FAIR VALUE INFORMATION

Aggregate cost or amortized cost, aggregate fair value and gross unrealized gains and losses of debt and equity securities were as follows:

                                                                       DECEMBER 31, 2006
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED      FAIR
                                                          COST         GAINS       LOSSES        VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $   59,365    $    413    $   (514)    $   59,264
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)        925,981       6,108      (1,596)       930,493
Obligations of states and political subdivisions           38,552         313         (30)        38,835
Corporate obligations                                   7,840,700      90,283     (15,884)     7,915,099
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)        531,914       7,515        (168)       539,261
Affiliate bonds                                           130,243          --          (4)       130,239
                                                       ----------    --------    --------     ----------
Subtotal, debt securities                               9,526,755     104,632     (18,196)     9,613,191
Equity securities                                          13,013       1,717          --         14,730
                                                       ----------    --------    --------     ----------
Securities available-for-sale                          $9,539,768    $106,349    $(18,196)    $9,627,921
                                                       ==========    ========    ========     ==========

                                                                       DECEMBER 31, 2005
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED      FAIR
                                                          COST         GAINS      (LOSSES)       VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. government agencies                            $  101,616    $  3,989    $  (1,090)   $  104,515
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)        561,469      15,806       (4,454)      572,821
Obligations of states and political subdivisions           20,111       1,077         (256)       20,932
Corporate obligations                                   7,225,546     262,389      (85,895)    7,402,040
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)        821,732      16,992       (9,589)      829,135
Affiliated bonds                                          108,000          --       (1,152)      106,848
Redeemable preferred stocks                                 9,153       1,839         (379)       10,613
                                                       ----------    --------    ---------    ----------
Subtotal, debt securities                               8,847,627     302,092     (102,815)    9,046,904
Equity securities                                           6,859       3,464           --        10,323
                                                       ----------    --------    ---------    ----------
Securities available-for-sale                          $8,854,486    $305,556    $(102,815)   $9,057,227
                                                       ==========    ========    =========    ==========
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
Obligations of states and political subdivisions       $    3,750    $    603    $      --    $    4,353
Corporate obligations                                     661,790      39,722       (4,059)      697,453
Affiliate bonds                                            22,940         262         (638)       22,564
                                                       ----------    --------    ---------    ----------
Debt securities held-to-maturity                       $  688,480    $ 40,587    $  (4,697)   $  724,370
                                                       ==========    ========    =========    ==========

Affiliate bonds consist of securities issued by Lincoln JP Holdings L.P., Lincoln Financial Media Company and LNC. See further discussion in Note 12.

CONTRACTUAL MATURITIES

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 2006, according to maturity date, were as indicated below. Contractual maturity dates were utilized for all securities except for mortgage-backed securities, which are based upon estimated maturity dates. Actual future maturities will differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due to the Company, with or without penalty.

                                            AVAILABLE-FOR-SALE
                                         -----------------------
                                          AMORTIZED      FAIR
                                            COST         VALUE
                                         ----------   ----------
Due in one year or less                  $  383,281   $  383,101
Due after one year through five years     2,737,093    2,750,186
Due after five years through ten years    3,070,169    3,099,630
Due after ten years                       1,878,317    1,910,520
Amounts not due at a single maturity
   date                                   1,457,895    1,469,754
                                         ----------   ----------
                                         $9,526,755   $9,613,191
                                         ==========   ==========

SECURITIES LENDING

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $80,121 and $83,599 at December 31, 2006, and $106,495 and $110,635 at December 31, 2005.

CHANGES IN NET UNREALIZED GAINS ON SECURITIES

Changes in amounts affecting net unrealized gains included in other comprehensive income, reduced by deferred income taxes, were as follows:

                                                                   NET UNREALIZED GAINS (LOSSES)
                                                                -----------------------------------
                                                                   DEBT        EQUITY
                                                                SECURITIES   SECURITIES     TOTAL
                                                                ----------   ----------   ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2003                                            $ 152,455     $ 1,993     $ 154,448
Change during year ended December 31, 2004:
   Increase in stated amount of securities                            797         949         1,746
   Increase in value of business acquired and deferred
      policy acquisition costs                                      2,487          --         2,487
   Increase in deferred income tax liabilities                     (1,150)       (332)       (1,482)
                                                                ---------     -------     ---------
Increase in net unrealized gains included in other
   comprehensive income                                             2,134         617         2,751
                                                                ---------     -------     ---------
Net unrealized gains on securities available-for-sale as
   of December 31, 2004                                           154,589       2,610       157,199
Change during year ended December 31, 2005:
   Decrease in stated amount of securities                       (249,997)       (554)     (250,551)
   Increase in value of business acquired and deferred
      policy acquisition costs                                    126,738          --       126,738
   Decrease in deferred income tax liabilities                     43,141         194        43,335
                                                                ---------     -------     ---------
Decrease in net unrealized gains included in other
   comprehensive income                                           (80,118)       (360)      (80,478)
                                                                ---------     -------     ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2005                                               74,471       2,250        76,721
Change during period January 1 through April 2, 2006:
   Increase (decrease) in stated amount of securities            (184,858)        150      (184,708)
   Increase in value of business acquired and deferred
      policy acquisition costs                                     76,242                    76,242
   Decrease (increase) in deferred income tax liabilities          38,015         (52)       37,963
                                                                ---------     -------     ---------
Increase (decrease) in net unrealized gains included in other
   comprehensive income                                           (70,601)         98       (70,503)
                                                                ---------     -------     ---------
Net unrealized gains on securities
   available-for-sale as of April 2, 2006                           3,870       2,348         6,218
Sale of stockholder's equity                                       (3,870)     (2,348)       (6,218)
                                                                ---------     -------     ---------
Net unrealized gains on securities
   available-for-sale as of April 3, 2006                              --          --            --
                                                                ---------     -------     ---------
Net unrealized gains on securities
   available-for-sale as of April 3, 2006                              --          --            --
Change during period April 3 through December 31, 2006:
   Increase in stated amount of securities                         86,436       1,717        88,153
   Decrease in deferred policy acquisition costs and value of
      business acquired                                           (19,557)         --       (19,557)
   Increase in deferred income tax liabilities                    (23,354)       (601)      (23,955)
                                                                ---------     -------     ---------
Increase in net unrealized gains included in other
   comprehensive income                                            43,525       1,116        44,641
                                                                ---------     -------     ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2006                                            $  43,525     $ 1,116     $  44,641
                                                                =========     =======     =========

NET INVESTMENT INCOME

The details of net investment income follow:

                                          PERIOD FROM   PERIOD FROM
                                            APRIL 3      JANUARY 1         YEAR ENDED
                                            THROUGH       THROUGH          DECEMBER 31,
                                         DECEMBER 31,     APRIL 2,    -------------------
                                             2006           2006        2005       2004
                                         ------------   -----------   --------   --------
Interest on debt securities                $429,573       $144,476    $598,307   $606,715
Investment income on equity securities          700             20         843        807
Interest on mortgage loans                   72,385         25,475     102,480    101,865
Interest on policy loans                     25,705          7,653      35,004     34,819
Other investment income                       6,661          5,744      10,778     14,675
                                           --------       --------    --------   --------
Gross investment income                     535,024        183,368     747,412    758,881
Investment expenses                         (20,768)        (5,362)    (18,925)   (16,499)
                                           --------       --------    --------   --------
Net investment income                      $514,256       $178,006    $728,487   $742,382
                                           ========       ========    ========   ========

Investment expenses include salaries, expenses of maintaining and operating investment real estate, real estate depreciation and other allocated costs of investment management and administration.

REALIZED GAINS AND LOSSES

The details of realized investment gains (losses), including other-than-temporary impairments, follow:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH         DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    ------------------
                                                         2006           2006        2005      2004
                                                     ------------   -----------   -------   --------
Debt securities                                         $ 2,035       $(3,357)    $(9,903)  $(40,111)
Other                                                     1,692           198       4,989       (374)
Amortization of deferred policy acquisition costs,
   value of  business acquired and deferred sales
   inducements                                           (3,230)           73      (1,352)     3,148
                                                        -------       -------     -------   --------
Realized investment losses                              $   497       $(3,086)    $(6,266)  $(37,337)
                                                        =======       =======     =======   ========

See Note 5 for discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

Information about total gross realized gains and losses on debt securities, including other-than-temporary impairments, follows:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH         DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    -------------------
                                                         2006           2006        2005       2004
                                                     ------------   -----------   --------   --------
Gross realized:
   Gains                                               $11,492        $ 1,493     $ 25,332   $ 19,583
   Losses                                               (9,457)        (4,850)     (35,235)   (59,694)
                                                       -------        -------     --------   --------
Realized gains (losses) on total securities            $ 2,035        $(3,357)    $ (9,903)  $(40,111)
                                                       =======        =======     ========   ========

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, follows:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH         DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    -------------------
                                                         2006           2006        2005      2004
                                                     ------------   -----------   --------   --------
Gross realized:
   Gains                                               $11,492        $ 1,211     $ 23,795   $ 15,735
   Losses                                               (9,457)        (4,827)     (35,073)   (59,186)
                                                       -------        -------     --------   --------
Realized gains (losses) on available-for-sale
   securities                                          $ 2,035        $(3,616)    $(11,278)  $(43,451)
                                                       =======        =======     ========   ========

INVESTMENT CONCENTRATION RISK AND IMPAIRMENT

Investments in debt and equity securities include 1,084 issuers. Debt securities include investments in Lincoln JP Holdings L.P. of $108,000 and $106,848 as of December 31, 2006 and 2005. At December 31, 2006, no other corporate issuer represents more than 1% of investments. At December 31, 2005, Wachovia Corporation represented more than 1% of debt and equity investments with a balance of $105,753. Debt securities considered less than investment grade approximated 8% and 7% of the total debt securities portfolio as of December 31, 2006 and 2005.

The Company uses repurchase agreements to meet various cash requirements. At December 31, 2006 and 2005, the amounts held in debt securities available-for-sale pledged as collateral for these borrowings were $158,392 and $158,346.

As of December 31, 2006, the Company's commercial mortgage loan portfolio was comprised of conventional real estate mortgages collateralized primarily by industrial (31%), retail (30%), office (25%), apartment (8%), hotel (5%), and other (1%) properties. Our mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and loan-to-value relationships. Approximately 29% of stated mortgage loan balances as of December 31, 2006 are for properties located in South Atlantic states, approximately 20% are for properties located in Pacific states, approximately 12% are for properties located in the East North Central states, approximately 11% are for properties located in the West South Central states, and approximately 11% are for properties located in the West North Central states. No other geographic region represents greater than 10% of December 31, 2006 mortgage loans.

At December 31, 2006 and 2005, the recorded investment in mortgage loans that were considered to be potentially impaired was $0 and $2,238. There were no delinquent loans outstanding as of December 31, 2006 and 2005. The related allowance for credit losses on all mortgage loans was $0 and $5,922 at December 31, 2006 and 2005. The average recorded investment in potentially impaired loans was $0 from April 3 through December 31, 2006, $2,225 from January 1 through April 2, 2006, and $3,799 and $5,225 during the years ended December 31, 2005 and 2004, on which interest income of $0 from April 3 through December 31, 2006, $14 from January 1 through April 2, 2006, and $177 and $235 during the years ended December 31, 2005 and 2004, was recognized.

The Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized cost of securities sold were $0, $536 and $11,633 for 2006, 2005 and 2004. The realized gains on the sales of these securities, some of which were previously impaired, were $0, $0 and $421.

The Company monitors its portfolio closely to ensure that all other-than-temporary impairments are identified and recognized in earnings as they occur. The table below summarizes unrealized losses on all debt securities held by both asset class and length of time that a security has been in an unrealized loss position:

                                                                          DECEMBER 31, 2006
                                           ---------------------------------------------------------------------------
                                             LESS THAN 12 MONTHS       12 MONTHS OR LONGER               TOTAL
                                           -----------------------   -----------------------   -----------------------
                                                           GROSS                     GROSS                     GROSS
                                                        UNREALIZED                UNREALIZED                UNREALIZED
                                           FAIR VALUE     LOSSES     FAIR VALUE     LOSSES     FAIR VALUE     LOSSES
                                           ----------   ----------   ----------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. Government
   agencies                                $   24,247    $   (514)       $--          $--      $   24,247    $   (514)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                      252,625      (1,596)        --           --         252,625      (1,596)
Obligations of states and political
   subdivisions                                 6,757         (30)        --           --           6,757         (30)
Corporate obligations                       1,619,415     (15,884)        --           --       1,619,415     (15,884)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)        61,716        (168)        --           --          61,716        (168)
Affiliate bonds                                11,822          (4)        --           --          11,822          (4)
                                           ----------    --------        ---          ---      ----------    --------
Total temporarily impaired securities      $1,976,582    $(18,196)       $--          $--      $1,976,582    $(18,196)
                                           ==========    ========        ===          ===      ==========    ========

                                                                         DECEMBER 31, 2005
                                           ---------------------------------------------------------------------------
                                             LESS THAN 12 MONTHS       12 MONTHS OR LONGER              TOTAL
                                           -----------------------   -----------------------   -----------------------
                                                           GROSS                     GROSS                     GROSS
                                                        UNREALIZED                UNREALIZED                UNREALIZED
                                           FAIR VALUE     LOSSES     FAIR VALUE     LOSSES     FAIR VALUE     LOSSES
                                           ----------   ----------   ----------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. Government
   agencies                                $   24,905    $   (521)   $   18,617    $   (569)   $   43,522   $  (1,090)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                       85,513      (2,599)       44,886      (1,855)      130,399      (4,454)
Obligations of states and political
   subdivisions                                 8,700        (256)           --          --         8,700        (256)
Corporate obligations                       2,386,691     (53,987)      889,742     (35,967)    3,276,433     (89,954)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)       473,299      (7,111)       55,731      (2,478)      529,030      (9,589)
Redeemable preferred stock                        925        (126)        1,850        (253)        2,775        (379)
Affiliate bonds                               106,848      (1,152)       14,718        (638)      121,566      (1,790)
                                           ----------    --------    ----------    --------    ----------   ---------
Total temporarily impaired securities      $3,086,881    $(65,752)   $1,025,544    $(41,760)   $4,112,425   $(107,512)
                                           ==========    ========    ==========    ========    ==========   =========

One statistic to which the Company pays particular attention with respect to debt securities is the fair value to amortized cost ratio. Securities with a fair value to amortized cost ratio in the 90%-99% range are typically securities that have been impacted by increases in market interest rates or sector spreads. Securities in the 80%-89% range are typically securities that have been impacted by increased market yields, specific credit concerns or both. These securities are monitored to ensure that the impairment is not other-than-temporary. Securities with a fair value to amortized cost ratio less then 80% are considered to be "potentially distressed securities," and are subjected to rigorous review. The following factors are considered: the length of time a security's fair value has been below amortized cost, industry factors or conditions related to a geographic area that are negatively affecting the security, downgrades by rating agencies, the valuations of assets specifically pledged to support the credit, the overall financial condition of the issuer, past due interest or principal payments, and our intent and ability to hold the security for a sufficient time to allow for a recovery in value.

The table below summarizes the securities with unrealized losses in our debt portfolio as of December 31, 2006:

                 AMORTIZED      FAIR      UNREALIZED
                   COST         VALUE       LOSSES     PERCENTAGE
                ----------   ----------   ----------   ----------
90% - 99%       $1,973,261   $1,958,011    $(15,250)       84%
80% - 89%           21,403       18,487      (2,916)       16%
Below 80%              114           84         (30)       --
                ----------   ----------    --------       ---
                $1,994,778   $1,976,582    $(18,196)      100%
                ==========   ==========    ========       ===

As of December 31, 2006, the Company held four securities that were "potentially distressed."

4. DERIVATIVE FINANCIAL INSTRUMENTS

The fair values of the Company's derivative instruments were $(1,297) and $(1,083) at December 31, 2006 and 2005 and are included in other investments in the consolidated balance sheets. At December 31, 2006 and 2005, the Company had no fair value hedges or hedges of net investments in foreign operations.

CASH FLOW HEDGING STRATEGY

The Company uses interest rate swaps to convert floating rate investments to fixed rate investments. Interest is exchanged periodically on the notional value with the Company receiving the fixed rate and paying various short-term LIBOR rates on a net exchange basis. For the years ended December 31, 2006, 2005 and 2004, the ineffective portion of the Company's cash flow hedging instruments, which is recognized in realized investment gains, was not significant. At December 31, 2006 and 2005, the maximum term of interest rate swaps that hedged floating rate investments was twenty years and eight years, respectively.

The Company also uses interest rate swaps to hedge anticipated purchases of assets that support the annuity line of business. As assets are purchased, the interest rate swap is unwound resulting in a realized gain (loss) which effectively offsets the change in the cost of the assets purchased to back annuities issued. The gain (loss) is amortized into income over time, resulting in an overall yield that is consistent with the Company's pricing assumptions. The Company recognized other comprehensive income related to cash flow hedges, net of taxes, of $356 from April 3 through December 31, 2006, $(1,099) from January 1 through April 2, 2006, and $(2,589) and $(1,823) for the years ended December 31, 2005 and 2004. During 2006, 2005 and 2004, the Company did not reclassify any gains (losses) into earnings as a result of the discontinuance of its cash flow hedges. Further, the Company does not expect to reclassify a significant amount of net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

Certain swaps serve as economic hedges but do not qualify for hedge accounting under SFAS 133. These swaps are marked-to-market through realized gains. The Company's realized investment gains from these swaps were $509 from April 3 through December 31, 2006, $(307) from January 1 through April 2, 2006, and $421 and $514 for the years ended December 31, 2005 and 2004.

OTHER DERIVATIVES

The Company markets indexed annuities. These contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500(R) index. Policyholders may elect to rebalance index options at renewal dates, either annually or biannually. At each renewal date, the Company has the opportunity to re-price the equity-indexed component by establishing participation rates, subject to minimum guarantees. The Company purchases options that are highly correlated to the portfolio allocation decisions of its policyholders, such that the Company is economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held impacts net investment income and interest credited in equal and offsetting amounts. SFAS 133 requires that the Company calculates fair values of index options it will purchase in the future to hedge policyholder index allocations in future reset periods. These fair values represent an estimate of the cost of the options the Company will purchase in the future, discounted back to the date of the balance sheet, using current market indicators of volatility and interest rates. Changes in fair values of these liabilities are reported in interest credited. Interest credited was decreased by $137, $522 and $2,364 in 2006, 2005 and 2004 for the changes in fair value of these liabilities. The Company also invests in debt securities with embedded options, which are considered to be derivative instruments under SFAS 133. These derivatives are marked-to-market through realized investment gains, but were insignificant for the years ended December 31, 2006, 2005, and 2004.

Counterparties to derivative instruments expose the Company to credit risk in the event of non-performance. The Company limits this exposure by diversifying among counterparties with high credit ratings. The Company's credit risk exposure on swaps is limited to the fair value of swap agreements that it has recorded as an asset. The Company does not expect any counterparty to fail to meet its obligation.

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET

DEFERRED POLICY ACQUISITION COSTS

The following table rolls forward the Company's deferred policy acquisition costs asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                  PERIOD FROM   PERIOD FROM
                                                    APRIL 3      JANUARY 1          YEAR ENDED
                                                    THROUGH       THROUGH          DECEMBER 31,
                                                 DECEMBER 31,     APRIL 2,    ---------------------
                                                     2006           2006         2005        2004
                                                 ------------   -----------   ---------   ---------
Beginning balance                                 $ 727,271       $674,858    $ 586,157   $ 564,152

Purchase accounting fair value adjustment          (727,271)            --           --          --
Cumulative effect of change in accounting
   principle                                             --             --           --      (2,504)
Group coinsurance assumed                                --             --           --      37,447
                                                  ---------       --------    ---------   ---------
                                                         --        674,858      586,157     599,095
                                                  ---------       --------    ---------   ---------
Deferrals:
   Commissions                                       38,618         16,176       59,551      62,102
   Other                                             59,513         19,589       62,449      55,979
                                                  ---------       --------    ---------   ---------
Total deferrals                                      98,131         35,765      122,000     118,081
                                                  ---------       --------    ---------   ---------
Adjustments:
   Amortization                                      (9,477)       (28,825)    (102,791)   (125,614)
   Adjustment related to realized losses
      (gains) on debt securities                        349             75         (113)        804
   Adjustment related to unrealized losses
      (gains) on securities available-for-sale         (337)        45,398       69,605      (6,209)
                                                  ---------       --------    ---------   ---------
Total adjustments                                     9,465         16,648      (33,299)   (131,019)
                                                  ---------       --------    ---------   ---------
Ending balance                                    $  88,666       $727,271    $ 674,858   $ 586,157
                                                  =========       ========    =========   =========

See Note 10 for discussion of group coinsurance transaction.

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET--CONTINUED

VALUE OF BUSINESS ACQUIRED

The following table rolls forward the Company's value of business acquired asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                               PERIOD FROM   PERIOD FROM
                                                 APRIL 3      JANUARY 1          YEAR ENDED
                                                 THROUGH        THROUGH         DECEMBER 31,
                                              DECEMBER 31,     APRIL 2,    ---------------------
                                                  2006           2006         2005        2004
                                              ------------   -----------   ---------   ---------
Beginning balance                              $  495,579      $476,277     $472,076    $458,189
Purchase accounting fair value adjustment         560,312            --           --          --
Cumulative effect of change in accounting
   principle                                           --            --           --      30,223
                                               ----------      --------     --------    --------
                                                1,055,891       476,277      472,076     488,412
                                               ----------      --------     --------    --------
Deferral of commissions and accretion of
   interest                                        17,660           209        1,144       4,416
                                               ----------      --------     --------    --------
Adjustments:
   Amortization                                   (59,882)      (11,749)     (52,841)    (31,792)
   Adjustment related to realized losses
      (gains) on debt securities                   (3,579)           (2)      (1,235)      2,344
   Adjustment related to unrealized losses
      on debt securities available-for-sale       (19,220)       30,844       57,133       8,696
                                               ----------      --------     --------    --------
Total adjustments                                 (82,681)       19,093        3,057     (20,752)
                                               ----------      --------     --------    --------
Ending balance                                 $  990,870      $495,579     $476,277    $472,076
                                               ==========      ========     ========    ========

Expected approximate amortization percentages relating to the value of business acquired for the next five years are as follows:

       AMORTIZATION
YEAR    PERCENTAGE
----   ------------
2007       6.3%
2008       7.7%
2009       6.6%
2010       6.3%
2011       5.7%

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the consolidated balance sheets. The following table rolls forward the Company's deferred sales inducement asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and the years ended December 31, 2005 and 2004:

                                                       PERIOD FROM   PERIOD FROM
                                                         APRIL 3      JANUARY 1        YEAR ENDED
                                                         THROUGH       THROUGH        DECEMBER 31,
                                                      DECEMBER 31,     APRIL 2,    -----------------
                                                          2006           2006        2005      2004
                                                      ------------   -----------   -------   -------
Beginning balance                                       $ 33,527       $34,264     $38,272   $    --
Purchase accounting fair value adjustment                (33,527)           --          --        --
Cumulative effect of change in accounting principle           --            --          --    41,223
Deferral of bonus interest                                   693           120         912       468
Adjustments:
   Amortization                                               (7)         (857)     (4,916)   (3,419)
   Adjustment related to realized (gains) on debt
      securities available-for-sale                           --            --          (4)       --
                                                        --------       -------     -------   -------
Total adjustments                                             (7)         (857)     (4,920)   (3,419)
                                                        --------       -------     -------   -------
Ending balance                                          $    686       $33,527     $34,264   $38,272
                                                        ========       =======     =======   =======

6. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies was determined using initial interest rate assumptions ranging from 5.5% to 7.8% and, when applicable, uniform grading over 10 years to an ultimate rate of 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 3.0% to 9.0% in 2006 and 2005. The average credited interest rates for universal life-type products were 4.7% in 2006, 2005, and 2004. For annuity products, credited interest rates generally ranged from 3.0% to 7.4% in 2006, 3.0% to 6.4% in 2005, and 3.0% to 7.4% in 2004. The average credited interest rates for annuity products were 4.1% for 2006, 4.0% for 2005, and 4.3% for 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses was as follows:

                                             PERIOD FROM   PERIOD FROM
                                               APRIL 3      JANUARY 1           YEAR ENDED
                                               THROUGH       THROUGH           DECEMBER 31,
                                            DECEMBER 31,    APRIL 2,     -----------------------
                                                2006          2006          2005         2004
                                            ------------   -----------   ----------   ----------
Balance at beginning of period               $  939,745     $  929,307   $  846,643   $  507,238
Less reinsurance recoverables                   103,930         96,958       84,346       94,381
                                             ----------     ----------   ----------   ----------
Net balance at beginning of period              835,815        832,349      762,297      412,857
                                             ----------     ----------   ----------   ----------
Reinsurance transaction (See Note 9)                 --             --           --      253,348
Amount incurred:
   Current year                                 450,629        131,612      580,771      582,066
   Prior year                                     3,037          5,157       10,072      (22,452)
                                             ----------     ----------   ----------   ----------
                                                453,666        136,769      590,843      559,614
                                             ----------     ----------   ----------   ----------
Less amount paid:
   Current year                                 250,523         50,600      295,157      292,495
   Prior year                                   164,767         82,703      225,634      171,027
                                             ----------     ----------   ----------   ----------
                                                415,290        133,303      520,791      463,522
                                             ----------     ----------   ----------   ----------
Net balance at end of period                    874,191        835,815      832,349      762,297
Plus reinsurance recoverables                   101,912        103,930       96,958       84,346
                                             ----------     ----------   ----------   ----------
Balance at end of period                     $  976,103     $  939,745   $  929,307   $  846,643
                                             ==========     ==========   ==========   ==========
Balance at end of period included with:
   Total future policy benefits              $1,860,471     $1,850,780   $1,909,441   $1,822,837
   Less: Other future policy benefits           926,302        956,539    1,024,166    1,030,211
                                             ----------     ----------   ----------   ----------
      A&H future benefits                       934,169        894,241      885,275      792,626
                                             ----------     ----------   ----------   ----------
   Total policy and contract claims             166,288        167,573      176,282      194,330
   Less: Other policy and contract claims       124,354        122,069      132,250      140,313
                                             ----------     ----------   ----------   ----------
      A&H policy and contract claims             41,934         45,504       44,032       54,017
                                             ----------     ----------   ----------   ----------
      Total A&H reserves                     $  976,103     $  939,745   $  929,307   $  846,643
                                             ==========     ==========   ==========   ==========

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. In 2006 and 2005, the amount incurred for accident and health and disability benefits related to prior years was negatively impacted by claims termination experience in the Company's long-term disability business.

SOP 03-1 POLICY LIABILITIES

At December 31, 2006 and 2005, the amount of SOP 03-1 policy liabilities included in other policy liabilities on the consolidated balance sheets were $2,894 and $1,397, respectively.

7. STATUTORY FINANCIAL INFORMATION

The Company prepares financial statements on the basis of SAP prescribed or permitted by the Nebraska Department of Insurance for JPFIC, and the New Jersey Department of Banking and Insurance for JPLA. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of the statutory financial statements.

The principal differences between SAP and GAAP are (1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
(2) the value of business acquired is not capitalized under SAP, but is under GAAP, (3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (4) the classification and carrying amounts of investments in certain securities are different, (5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, (6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $1,140,379 and $1,220,460. Reported statutory net income for the years ended December 31, 2006, 2005 and 2004 was $262,015, $290,812 and $200,856.

Prior to its acquisition, Guarantee Life Insurance Company ("GLIC", which was subsequently merged into JPFIC) converted from a mutual form to a stock life company. In connection with that conversion, GLIC agreed to segregate certain assets to provide for dividends on participating policies using dividend scales in effect at the time of the conversion, providing that the experience underlying such scales continued. The assets allocated to the participating policies, including revenue there from, will accrue solely to the benefit of those policies. The assets and liabilities relating to these participating policies amounted to $320,223 and $327,382 at December 31, 2006 and $321,193 and $332,819 at December 31, 2005. The excess of liabilities over the assets represents the total estimated future earnings expected to emerge from these participating policies.

Risk-Based Capital ("RBC") requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. The NAIC and the Life and Health Actuarial Task Force recently approved statutory reserving practices under Actuarial Guideline 38 (referred to as AXXX or the Guideline) that will require the Company, and other companies, to record higher AXXX reserves on new sales during a 21-month period beginning July 1, 2005, followed by a long-term change to reserving methods for these products. As of December 31, 2006, the Company and its subsidiary's adjusted capital and surplus exceeded their authorized control level RBC.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. The Company had securities totaling $17,290 and $17,960 on deposit with various states in 2006 and 2005, which are reported in debt securities within the Company's consolidated balance sheets.

The General Statutes of Nebraska require JPFIC to maintain minimum capital of $1,000 and minimum surplus of $1,500 over and above capital. Additionally, the General Statutes of Nebraska limit the amount of dividends that JPFIC may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of the payment, JPFIC could pay $288,378 in dividends in 2007 without prior approval of the Nebraska Commissioner of Insurance.

The New Jersey Statutes require JPLA to maintain minimum capital of $1,530 and minimum unassigned surplus of $6,120. Additionally, the New Jersey Statutes limit the amount of dividends that JPLA may pay annually without first obtaining regulatory approval. Payments of dividends to the stockholder generally are restricted to the greater of 10% of policyholders' surplus of the previous year or the previous year's net income. Depending on the timing of payments, approximately $6,619 in dividends can be paid by JPLA in 2007 without prior approval of the New Jersey Commissioner of Banking and Insurance.

8. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                      PERIOD FROM        PERIOD FROM
                    APRIL 3 THROUGH       JANUARY 1      YEAR ENDED DECEMBER 31,
                     DECEMBER 31,     THROUGH APRIL 2,   -----------------------
                         2006               2006            2005         2004
                    ---------------   ----------------   ----------   ----------
Current                 $ 87,787           $44,558        $113,282     $ 27,701
Deferred                  31,121            (2,531)         38,590       96,059
                        --------           -------        --------     --------
Total tax expense       $118,908           $42,027        $151,872     $123,760
                        ========           =======        ========     ========

The effective tax rate on pre-tax income from continuing operations differs from the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                         PERIOD FROM        PERIOD FROM
                                       APRIL 3 THROUGH       JANUARY 1            DECEMBER 31,
                                        DECEMBER 31,     THROUGH APRIL 2,   -----------------------
                                            2006               2006            2005         2004
                                       ---------------   ----------------   ----------   ----------
Tax rate of 35% times pre-tax income      $118,779            $37,337        $154,467     $130,104
Effect of:
   Tax-preferred investment income            (761)              (642)         (2,570)      (1,855)
   Tax credits                                 (80)                --            (323)        (452)
   Release of prior year overaccrual            --                 --              --       (4,235)
   IRS audit adjustments                       767              5,326             126           --
   Other items                                 203                  6             172          198
                                          --------            -------        --------     --------
      Provision for income taxes          $118,908            $42,027        $151,872     $123,760
                                          ========            =======        ========     ========
      Effective tax rate                      35.0%              39.4%           34.4%        33.3%
                                          ========            =======        ========     ========

The Federal income tax asset (liability) is as follows:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                         ---------------------
                                                            2006       2005
                                                         ---------   ---------
Current                                                  $   7,906   $   7,874
Deferred                                                  (284,226)   (213,007)
                                                         ---------   ---------
Total federal income tax liability                       $(276,320)  $(205,133)
                                                         =========   =========

Significant components of JPFIC's deferred tax assets and liabilities are as follows:

                                                            DECEMBER 31,
                                                       ---------------------
                                                          2006        2005
                                                       ---------   ---------
Deferred income tax assets:
   Insurance and investment contract liabilities       $  23,759   $ 130,860
   Deferral of policy acquisition costs                   85,109          --
   Investments                                                --       6,071
   Deferred compensation                                  21,862      21,862
   Capital loss carryforward                               1,611       1,393
   Deferred gain recognition for income tax purposes         399         189
   Unearned investment revenue                             2,381       2,457
   Other deferred tax assets                               6,688       6,943
                                                       ---------   ---------
Total deferred tax assets                                141,809     169,775
Deferred income tax liabilities:
   Deferral of policy acquisition costs                       --    (150,134)
   Present value in force                               (343,411)   (176,878)
   Net unrealized gains on securities                    (31,047)    (41,075)
   Investments                                           (17,463)         --
   Property, plant, and equipment                        (28,597)    (10,971)
   Obligation for postretirement benefits                 (4,065)     (3,659)
   Other deferred tax liabilities                         (1,452)        (65)
                                                       ---------   ---------
Total deferred tax liabilities                          (426,035)   (382,782)
                                                       ---------   ---------
Net deferred income tax liabilities                    $(284,226)  $(213,007)
                                                       =========   =========

Prior to April 3, 2006, the Company and its affiliates were part of a consolidated Federal income tax filing with Jefferson-Pilot. Effective April 3, 2006, as a result of the merger with LNC, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead, the Company will file a separate federal income tax return with its wholly-owned subsidiary, JPLA. Cash paid for income taxes in 2006, 2005, and 2004 was $116.3 million, $136.2 million, and $24.9 million, respectively.

JPFIC is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, JPFIC concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 or 2005.

The JPFIC consolidated return group is subject to annual examinations from the Internal Revenue Service ("IRS"). The IRS has examined tax years 2000-2003, with assessments resulting in a payment that was not material to the consolidated results of operations. Jefferson-Pilot and its affiliates are currently under examination by the IRS for years 2004 and 2005. JPFIC does not anticipate that any adjustments, which might result from such audits, would be material to JPFIC's consolidated results of operations or financial condition.

9. RETIREMENT BENEFIT PLANS

PENSIONS

The Company's employees participate in the Parent's tax-qualified and nonqualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts issued by the Company. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of the Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Parent. Pension expense for all years presented was not significant.

OTHER POSTRETIREMENT BENEFITS

The Parent sponsors contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company re-measured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

DEFINED CONTRIBUTION PLANS

The Company participates in the Parent's defined contribution retirement plan covering most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Parent's common stock. Most plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for all years presented was not significant.

10. REINSURANCE

The Company attempts to reduce its exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures a portion of individual life insurance risks in excess of its retention, which ranges from $400 to $2,100 for various individual life and annuity products. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten.

The Company reinsures certain insurance business written prior to 1995 with affiliates of Household International, Inc. (Household) on a coinsurance basis. Balances are settled monthly, and the reinsurers compensate the Company for administrative services related to the reinsured business. The amount due from reinsurers in the consolidated balance sheets includes $647,783 and $783,708 due from the Household affiliates at December 31, 2006 and 2005.

Assets related to the Household reinsured business have been placed in irrevocable trusts formed to hold the assets for the benefit of the Company and are subject to investment guidelines which identify (1) the types and quality standards of securities in which new investments are permitted, (2) prohibited new investments, (3) individual credit exposure limits and (4) portfolio characteristics. Household has unconditionally and irrevocably guaranteed, as primary obligor, full payment and performance by its affiliated reinsurers. The Company has the right to terminate the PPA and COLI reinsurance agreements by recapture of the related assets and liabilities if Household does not take a required action under the guarantee agreements within 90 days of a triggering event.

As of December 31, 2006 and 2005, the Company also had a reinsurance recoverable of $65,125 and $70,377 from a single reinsurer, pursuant to a 50% coinsurance agreement. The Company and the reinsurer are joint and equal owners in $159,226 and $193,047 of securities and short-term investments as of December 31, 2006 and 2005, 50% of which is included in investments in the consolidated balance sheets.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No credit losses have resulted from the Company's reinsurance activities for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004.

The Company generally assumes portions of the life and accident and health risks underwritten by certain other insurers on a limited basis. In March 2004, the Company acquired (via a reinsurance transaction) substantially all of the in-force U.S. group life, disability and dental business of The Canada Life Assurance Company (Canada Life), an indirect subsidiary of Great-West Lifeco Inc. Upon closing, Canada Life ceded, and the Company assumed, approximately $400 million of policy liabilities. The Company also received assets, primarily comprised of cash, in support of those liabilities. The deferred policy acquisition costs recorded in the transaction are being amortized over 15 years, representing the expected premium-paying period of the blocks of policies acquired. An intangible asset of $25 million, attributable to the value of the distribution system acquired in the transaction, was recorded in other assets within the consolidated balance sheets and is being amortized over 30 years, representing the period over which the Company expects to earn premiums from new sales stemming from the added distribution capacity. The revenues and benefits and expenses associated with these blocks are presented in the Company's consolidated statements of income in a manner consistent with the Company's accounting policies. Most of the business assumed has subsequently been rewritten to the Company's own policy forms such that the Company is now the direct writer of this business.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges and total benefits were as follows:

                                                            PERIOD FROM   PERIOD FROM
                                                              APRIL 3      JANUARY 1           YEAR ENDED
                                                              THROUGH       THROUGH           DECEMBER 31,
                                                           DECEMBER 31,     APRIL 2,    -----------------------
                                                               2006           2006         2005          2004
                                                           ------------   -----------   ----------   ----------
Premiums and other considerations direct                    $1,048,733      $349,123    $1,303,612   $1,089,822
Premiums and other considerations assumed                        7,640         3,601        13,231      163,538
Less premiums and other considerations ceded                    40,414        11,954        56,584       55,274
                                                            ----------      --------    ----------   ----------
Net premiums and other considerations                       $1,015,959      $340,770    $1,260,259   $1,198,086
                                                            ==========      ========    ==========   ==========
Universal life and investment product charges, direct       $  345,993      $115,678    $  483,710   $  474,563
Universal life and investment product charges assumed              115            13           259          209
Less universal life and investment product charges ceded        46,544        12,842        55,552       52,751
                                                            ----------      --------    ----------   ----------
Net universal life and investment product charges           $  299,564      $102,849    $  428,417   $  422,021
                                                            ==========      ========    ==========   ==========
Benefits direct                                             $1,179,064      $410,974    $1,875,527   $1,506,077
Benefits assumed                                               (20,759)       (2,145)     (224,520)     148,644
Less reinsurance recoveries                                     11,397        22,462       144,589      148,622
                                                            ----------      --------    ----------   ----------
Net benefits                                                $1,146,908      $386,367    $1,506,418   $1,506,099
                                                            ==========      ========    ==========   ==========

The negative benefits assumed amount in 2006 and 2005 is a result of lapses within the Canada Life block.

11. OTHER COMPREHENSIVE INCOME

The components of other comprehensive income, along with related tax effects, are as follows:

                                                                   UNREALIZED
                                                                 GAINS (LOSSES)     DERIVATIVE
                                                                 ON AVAILABLE-      FINANCIAL
                                                                    FOR-SALE       INSTRUMENTS
                                                                   SECURITIES     GAINS/(LOSSES)     TOTAL
                                                                 --------------   --------------   --------
BALANCE AT DECEMBER 31, 2003                                         $154,448         $  3,973     $158,421
Unrealized holding losses arising during period,
   net of $13,726 tax benefit                                         (25,493)              --      (25,493)
Change in fair value of derivatives, net of $982 tax benefit               --           (1,823)      (1,823)
Less: reclassification adjustment
   Losses realized in net income, net of $15,207 tax benefit          (28,244)              --      (28,244)
                                                                     --------         --------     --------
BALANCE AT DECEMBER 31, 2004                                          157,199            2,150      159,349
Unrealized holding losses arising during period,
   net of $47,282 tax benefit                                         (87,809)              --      (87,809)
Change in fair value of derivatives, net of $1,393 tax benefit             --           (2,589)      (2,589)
Less: reclassification adjustment
   Losses realized in net income, net of $3,947 tax benefit            (7,331)              --       (7,331)
                                                                     --------         --------     --------
BALANCE AT DECEMBER 31, 2005                                           76,721             (439)      76,282
Unrealized holding losses arising during period,
   net of $39,229 tax benefit                                         (72,854)         (72,854)
Change in fair value of derivatives, net of $592 tax benefit                            (1,099)      (1,099)
Less: reclassification adjustment
   Losses realized in net income, net of $1,265 tax benefit            (2,351)              --       (2,351)
                                                                     --------         --------     --------
BALANCE AT APRIL 2, 2006                                                6,218           (1,538)       4,680
Acquisition by Lincoln National Corporation:
   Purchase accounting elimination of AOCI                             (6,218)           1,538       (4,680)
                                                                     --------         --------     --------
BALANCE AT APRIL 3, 2006                                                   --               --           --
Unrealized holding losses arising during period,
   net of $23,325 taxes                                                43,318               --       43,318
Change in fair value of derivatives, net of $197 taxes                    356              356
Less: reclassification adjustment
   Gains realized in net income, net of $712 taxes                      1,323               --        1,323
                                                                     --------         --------     --------
BALANCE AT DECEMBER 31, 2006                                         $ 44,641         $    356     $ 44,997
                                                                     ========         ========     ========

12. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company has entered into service agreements with LNC and other subsidiaries of LNC for personnel and facilities usage, general management services and investment management services. The Company expensed, prior to deferrals, $195,318 from April 3 through December 31, 2006, $49,747 from January 1 through April 2, 2006, and $191,370 and $182,425 for the years ended December 31, 2005 and 2004, for general management and investment services provided by Jefferson-Pilot Life Insurance Company, of which $20,541 and $21,015 remained payable as of December 31, 2006 and 2005. The remainder of the payable to affiliates at year-end was due to other affiliates.

Included in the payable to affiliates is a $50,000 surplus note issued by the Company on September 24, 1994 that is held by HARCO Capital Corporation, an affiliate. The note bears interest at 9.76% and matures on September 30, 2024. The Company recognized interest expense of $3,660 from April 3 through December 31, 2006, $1,220 from January 1 through April 2, 2006, and $4,880 in 2005 and
2004. The Company has the right to repay the note on any March 31 or September 30 after September 30, 2005. The note calls for the Company to pay interest semiannually on March 31 and September 30. Any payment of interest or repayment of principal may be paid only if the Company has obtained the prior written approval of the Nebraska Department of

Insurance, has adequate earned surplus funds for such payment, and if such payment would not cause the Company to violate the statutory capital requirements as set forth in the General Statutes of Nebraska.

The Company owns no securities of the Parent or any affiliate of the Parent other than the following, reflected at the carrying amounts in the consolidated balance sheets as of December 31:

                                                   2006       2005
                                                 --------   --------
Lincoln JP Holdings L.P. Senior Promissory
   Notes due 2008, interest rate  of 4.6%        $107,507   $106,848
Lincoln Financial Media Senior Promissory
   Notes due 2006 through 2013,  interest
   rates ranging from 4.2% to 7.7%               $ 16,743   $ 22,940
Lincoln National Corporation Senior Promissory
   Notes due 2007, interest rate  of 5.25%       $  5,989   $     --

The Company recognized interest income totaling $4,806 from April 3 through December 31, 2006, $1,551 from January 1 through April 2, 2006, and $6,347 and $6,931 for the years ended December 31, 2005 and 2004, related to the preceding assets.

The Company has an agreement with its affiliate broker/dealer, Jefferson Pilot Variable Corporation (JPVC). The agreement calls for the Company to pay JPVC for sales of the Company's variable annuity and variable universal life contracts. The amount paid is based on sales during the period and contracts in force. The Company recorded expense of $21,425 from April 3 through December 31, 2006, $9,426 from January 1 through December 31, 2006, and $31,151 and $36,680 for the years ended December 31, 2005 and 2004, related to this agreement.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and fair values of financial instruments as of December 31 are summarized as follows:

                                                          2006                     2005
                                               ------------------------   -----------------------
                                                 CARRYING       FAIR       CARRYING       FAIR
                                                   VALUE        VALUE        VALUE        VALUE
                                               -----------   ----------   ----------   ----------
FINANCIAL ASSETS
Debt securities available-for-sale             $9,613,191    $9,613,191   $9,046,904   $9,046,904
Debt securities held-to-maturity                       --            --      688,480      724,370
Equity securities available-for-sale               14,730        14,730       10,323       10,323
Mortgage loans on real estate                   1,397,198     1,421,562    1,526,925    1,599,264
Policy loans                                      577,264       629,109      574,808      624,895
Derivative financial instruments                   (1,297)       (1,297)      (1,083)      (1,083)

FINANCIAL LIABILITIES
Annuity contract liabilities in accumulation
   phase                                        1,850,915     1,826,295    2,037,294    2,010,853
Securities sold under repurchase agreements            --            --      150,792      150,792

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the Company's consolidated balance sheets due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the consolidated balance sheets.

The fair values of debt and equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expected future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the Company's consolidated balance sheets, are estimated to equal the cash surrender values of the contracts.

The fair value of the liability for securities sold under repurchase agreements approximates its carrying amount, which includes accrued interest.

14. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt securities for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the Company's consolidated balance sheets, approximated $32,659 and $13,050 as of December 31, 2006 and 2005, respectively.

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from one to seven years. Neither annual rent nor future rental commitments are significant.

In the normal course of business, the Company is involved in various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material effect on the Company's financial position, liquidity, or results of operations.

15. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which our chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides its products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets and report results through four business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through two segments, Retirement Products and Group Protection, formerly referred to as Benefit Partners. Through its Retirement Products segment, Employer Markets provides employer-sponsored variable and fixed annuities, mutual fund based programs in the 401 (k), 403 (b), and 457 marketplaces and corporate/bank owned life insurance. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans. Most of the Company's contracts are sold to employers with fewer than 500 employees.

The Company also has "Other Operations", which includes the financial data for operations that are not directly related to the business segments and unallocated items (such as corporate investment income on assets not allocated to its business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Segment operating revenue and income (loss) from operations are internal measures used by the Company's management and Board of Directors to evaluate and assess the results of its segments. Operating revenue is GAAP revenue excluding realized gains and losses on investments. Income (loss) from operations is GAAP net income excluding net realized investment gains and losses. The Company's management and Board of Directors believe that operating revenue and income
(loss) from operations explain the results of its ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current businesses because net realized investment gains and losses are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments. Operating revenue and income (loss) from operations do not replace revenues and net income as the GAAP measure of the Company's consolidated results of operations.

The following tables show financial data by segment:

                                           PERIOD FROM   PERIOD FROM
                                             APRIL 3      JANUARY 1           YEAR ENDED
                                             THROUGH       THROUGH           DECEMBER 31,
                                          DECEMBER 31,     APRIL 2,    -----------------------
                                              2006           2006         2005         2004
                                          ------------   -----------   ----------   ----------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities                 $  102,085      $ 34,975    $  152,604   $  163,996
      Life Insurance                          607,760       211,437       854,907      873,203
                                           ----------      --------    ----------   ----------
         Individual Markets Total             709,845       246,412     1,007,511    1,037,199
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement & Other                       65,873        23,374        93,117       93,932
      Group Protection                      1,023,726       342,086     1,268,892    1,190,342
                                           ----------      --------    ----------   ----------
         Employer Markets Total             1,089,599       365,460     1,362,009    1,284,274
                                           ----------      --------    ----------   ----------
Other Operations                               30,335         9,753        47,643       41,016
Net realized gain (loss) on investments           497        (3,086)       (6,266)     (37,337)
                                           ----------      --------    ----------   ----------
   Total                                   $1,830,276      $618,539    $2,410,897   $2,325,152
                                           ==========      ========    ==========   ==========
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Individual Annuities                 $   12,388      $  4,673    $   21,508   $   18,806
      Life Insurance                           91,141        32,670       151,225      149,675
                                           ----------      --------    ----------   ----------
         Individual Markets Total             103,529        37,343       172,733      168,481
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement & Other                       10,945         3,741        15,400       14,541
      Group Protection                         95,787        23,912        83,727       65,593
                                           ----------      --------    ----------   ----------
         Employer Markets Total               106,732        27,653        99,127       80,134
                                           ----------      --------    ----------   ----------
Other Operations                                9,876         1,660        21,674       23,619
Cumulative Change                                  --                          --       (7,233)
Net realized gain (loss) on investments           323        (2,005)       (4,072)     (24,269)
                                           ----------      --------    ----------   ----------
NET INCOME                                 $  220,460      $ 64,651    $  289,462   $  240,732
                                           ==========      ========    ==========   ==========

                                                           DECEMBER 31
                                                   -------------------------
                                                       2006          2005
                                                   -----------   -----------
ASSETS:
   Individual Markets:
      Individual Life Insurance                    $ 9,305,892   $10,425,115
      Individual Annuities                           2,911,465     2,684,610
   Employer Markets:
      Retirement Products                            1,372,364     1,397,437
      Group Protection                               2,207,218     1,786,677
   Other Operations                                  1,708,782       495,473
                                                   -----------   -----------
      Total                                        $17,505,721   $16,789,312
                                                   ===========   ===========

16. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total stock-based compensation expense allocated to the Company for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 were $0 and $4,107 related to the various LNC stock incentive plans. The compensation cost is included in the general and administrative expenses, net of deferrals, line item on the Company's consolidated statements of income.

Outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an expense of $2,379 on April 2, 2006.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Jefferson-Pilot Life Insurance Company and Subsidiary
As of December 31, 2006 and 2005 and For the Periods April 3 Through December 31, 2006 and January 1 Through April 2, 2006 and For the Years Ended December 31, 2005 and 2004

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS

      AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE PERIODS APRIL 3 THROUGH DECEMBER 31, 2006 AND JANUARY 1 THROUGH APRIL 2, 2006 AND FOR THE YEARS ENDED
                           DECEMBER 31, 2005 AND 2004

CONTENTS

Report of Independent Registered Public Accounting Firm                      F-1
Audited Consolidated Financial Statements
   Consolidated Balance Sheets as of December 31, 2006 and 2005              F-2
Consolidated Statements of Income for the periods April 3 through
   December 31, 2006  and January 1 through April 2, 2006 and the years
   ended December 31, 2005 and 2004                                          F-4
Consolidated Statements of Stockholder's Equity for the periods April 3 through December 31, 2006 and  January 1 through April 2, 2006 and for
   the years ended December 31, 2005 and 2004                                F-5
Consolidated Statements of Cash Flows for the periods April 3 through
   December 31, 2006 and  January 1 through April 2, 2006 and for the
   years ended December 31, 2005 and 2004                                    F-6
Notes to Consolidated Financial Statements                                   F-7

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Jefferson-Pilot Life Insurance Company and Subsidiary

We have audited the consolidated balance sheets of Jefferson-Pilot Life Insurance Company and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson-Pilot Life Insurance Company and Subsidiary at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Greensboro, North Carolina
March 19, 2007

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                    DECEMBER 31,
                                                                              -------------------------
                                                                                  2006          2005
                                                                              -----------   -----------
ASSETS
Investments:
   Debt securities available-for-sale, at fair value (amortized cost
      $13,115,270 and $11,163,632)                                            $13,243,588   $11,340,518
   Debt securities held-to-maturity, at amortized cost (fair value
      $0 and $1,378,716)                                                               --     1,325,157
   Equity securities available-for-sale, at fair value (cost $534 and $286)           549           427
   Mortgage loans on real estate                                                2,376,014     2,417,618
   Policy loans                                                                   279,686       258,362
   Real estate                                                                    165,871        81,261
   Other investments                                                              341,981       242,024
                                                                              -----------   -----------
Total investments                                                              16,407,689    15,665,367
Cash and cash equivalents                                                         359,425        41,392
Accrued investment income                                                         210,965       195,845
Due from reinsurers                                                               160,911       153,060
Deferred policy acquisition costs                                                 306,873     1,671,492
Value of business acquired                                                      1,363,401            --
Goodwill                                                                        1,358,027            --
Property and equipment, net of accumulated depreciation                           118,022        79,585
Cash surrender value of life insurance                                            147,884       140,730
Assets held in separate accounts                                                  510,411       491,697
Other assets                                                                      305,752       238,129
                                                                              -----------   -----------
Total assets                                                                  $21,249,360   $18,677,297
                                                                              ===========   ===========

See accompanying notes.

                                                                              DECEMBER 31,
                                                                       -------------------------
                                                                           2006          2005
                                                                       -----------   -----------
LIABILITIES
Policy liabilities:
   Future policy benefits                                              $ 1,231,397   $ 1,244,257
   Policyholder contract deposits                                       13,686,716    13,067,520
   Policy and contract claims                                               41,981        46,425
   Funding agreements                                                      300,000       300,000
   Other policy liabilities                                                560,144       773,986
                                                                       -----------   -----------
Total policy liabilities                                                15,820,238    15,432,188
Deferred income tax liabilities                                            302,722       183,773
Currently payable (recoverable) income tax                                     193        (2,786)
Securities sold under repurchase agreements                                     --       300,835
Accounts payable, accruals and other liabilities                           915,218       237,604
Liabilities related to separate accounts                                   510,411       491,697
                                                                       -----------   -----------
Total liabilities                                                       17,548,782    16,643,311
Commitments and contingent liabilities (see Note 14)
STOCKHOLDER'S EQUITY
   Common stock, par value $100 per share, 50,000 shares authorized,
      issued and outstanding                                                 5,000         5,000
   Paid in capital                                                       3,428,755        31,570
   Retained earnings                                                       195,927     1,894,678
   Accumulated other comprehensive income                                   70,896       102,738
                                                                       -----------   -----------
Total stockholder's equity                                               3,700,578     2,033,986
                                                                       -----------   -----------
Total liabilities and stockholder's equity                             $21,249,360   $18,677,297
                                                                       ===========   ===========

See accompanying notes.

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                 (IN THOUSANDS)

                                                         PERIOD FROM   PERIOD FROM
                                                           APRIL 3      JANUARY 1           YEAR ENDED
                                                           THROUGH       THROUGH           DECEMBER 31,
                                                        DECEMBER 31,     APRIL 2,    -----------------------
                                                           2006            2006         2005         2004
                                                        ------------   -----------   ----------   ----------
REVENUE
Premiums and other considerations                        $   79,279      $ 25,426    $  102,926   $  105,084
Universal life and investment product charges               298,891        94,593       363,239      304,670
Net investment income                                       760,258       253,520       935,300      906,750
Realized investment losses                                   (4,446)       (4,046)       (4,529)     (12,218)
                                                         ----------      --------    ----------   ----------
Total revenues                                            1,133,982       369,493     1,396,936    1,304,286
BENEFITS AND EXPENSES
Insurance and annuity benefits                              671,705       228,655       826,230      782,345
Insurance commissions, net of deferrals                       8,139         1,844         9,230       15,422
General and administrative expenses, net of deferrals        24,845        16,705        17,597       27,519
Insurance taxes, licenses and fees                           26,020         8,496        29,607       29,730
Amortization of policy acquisition costs and value of
   business acquired                                        110,901        38,620       162,403      130,022
Interest expense                                                 28         1,121         3,173        1,413
                                                         ----------      --------    ----------   ----------
Total benefits and expenses                                 841,638       295,441     1,048,240      986,451
                                                         ----------      --------    ----------   ----------
Income before income taxes and cumulative effect of
   change in accounting principle                           292,344        74,052       348,696      317,835
INCOME TAXES:
   Current                                                    8,572        12,939        63,307      116,239
   Deferred                                                  85,645         1,833        48,565      (14,370)
                                                         ----------      --------    ----------   ----------
Total income taxes                                           94,217        14,772       111,872      101,869
                                                         ----------      --------    ----------   ----------
Income before cumulative effect of change in
   accounting principle                                     198,127        59,280       236,824      215,966
Cumulative effect of change in accounting for long
   duration contracts, net of taxes                              --            --            --       (9,356)
                                                         ----------      --------    ----------   ----------
Net income                                               $  198,127      $ 59,280    $  236,824   $  206,610
                                                         ==========      ========    ==========   ==========

See accompanying notes.

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                 (IN THOUSANDS)

                                                                                ACCUMULATED
                                                                                   OTHER           TOTAL
                                          COMMON      PAID IN      RETAINED    COMPREHENSIVE   STOCKHOLDER'S
                                           STOCK      CAPITAL      EARNINGS        INCOME          EQUITY
                                         --------   ----------   -----------   -------------   -------------
BALANCE, JANUARY 1, 2004                 $  5,000   $   30,567   $ 1,550,244     $ 243,943      $ 1,829,754
Net income                                     --           --       206,610            --          206,610
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --        (1,426)          (1,426)
Unrealized gain on available-for-sale
   securities, net of taxes                    --           --            --         9,668            9,668
                                                                                                -----------
   Comprehensive income                        --           --            --            --          214,852
Dividends paid                                 --           --       (10,000)           --          (10,000)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 2004                  5,000       30,567     1,746,854       252,185        2,034,606
                                         ========   ==========   ===========     =========      ===========
Net income                                     --           --       236,824            --          236,824
Parent company capital contribution
   for stock option expense                    --        1,003            --            --            1,003
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --          (222)            (222)
Unrealized loss on available-for-sale
   securities, net of taxes                    --           --            --      (149,225)        (149,225)
                                                                                                -----------
   Comprehensive income                        --           --            --            --           88,380
Dividends paid                                 --           --       (89,000)           --          (89,000)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 2005                  5,000       31,570     1,894,678       102,738        2,033,986
                                         ========   ==========   ===========     =========      ===========
Net income                                     --           --        59,280            --           59,280
Parent company capital contribution
   for stock option expense                    --        6,312            --            --            6,312
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --         1,116            1,116
Unrealized loss on available-for-sale
   securities, net of taxes                    --           --            --      (165,416)        (165,416)
                                                                                                -----------
   Comprehensive loss                                                                               (98,708)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, APRIL 2, 2006                      5,000       37,882     1,953,958       (61,562)       1,935,278
                                         ========   ==========   ===========     =========      ===========
Acquisition by Lincoln National
   Corporation:
Sale of stockholder's equity               (5,000)     (37,882)   (1,953,958)       61,562       (1,935,278)
Lincoln National Corporation
   purchase price                           5,000    3,424,337            --            --        3,429,337
                                         --------   ----------   -----------     ---------      -----------
BALANCE, APRIL 3, 2006                      5,000    3,424,337            --            --        3,429,337
                                         ========   ==========   ===========     =========      ===========
Net income                                     --           --       198,127            --          198,127
Parent company capital contribution
   for stock option expense                    --        4,418            --            --            4,418
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --          (498)            (498)
Unrealized gain on available-for-sale
   securities, net of taxes                    --           --            --        61,522           61,522
Adjustment to initially apply SFAS 158         --           --            --         9,872            9,872
                                                                                                -----------
   Comprehensive income                        --           --            --            --          273,441
Dividends paid                                 --           --        (2,200)           --           (2,200)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 2006               $  5,000   $3,428,755   $   195,927     $  70,896      $ 3,700,578
                                         ========   ==========   ===========     =========      ===========

See accompanying notes.

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                PERIOD FROM   PERIOD FROM
                                                                  APRIL 3      JANUARY 1            YEAR ENDED
                                                                  THROUGH       THROUGH            DECEMBER 31,
                                                               DECEMBER 31,     APRIL 2,    --------------------------
                                                                   2006           2006          2005          2004
                                                               ------------   -----------   -----------   ------------
OPERATING ACTIVITIES
Net income                                                      $   198,127    $  59,280    $   236,824   $    206,610
Adjustments to reconcile net income to net cash  provided by operating activities:
   Change in policy liabilities other than deposits                 105,528       44,278        124,430         88,040
   Credits to policyholder accounts, net                             24,786       11,987         19,287        124,462
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                             (325,455)     (57,454)      (254,854)      (204,708)
   Change in receivables and asset accruals                         (34,537)       1,546        (59,379)        (7,712)
   Change in payables and expense accruals                          248,905       12,170         29,919          6,707
   Realized investment losses                                         4,446        4,046          4,529         12,218
   Depreciation and amortization (accretion)                         33,343        5,806         23,885         15,554
   Amortization (accretions) and additions to
      value of business acquired, net                                25,317           --             --             --
   Stock compensation                                                 4,418        6,312             --             --
   Other                                                            (61,290)     (53,438)       (33,997)       (52,507)
                                                                -----------    ---------    -----------   ------------
Net cash provided by operating activities                           223,588       34,533         90,644        188,664
                                                                -----------    ---------    -----------   ------------
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                            860,105       13,155        654,846        278,986
   Maturities, calls and redemptions                                444,018       79,191        685,550        890,400
   Purchases                                                     (1,886,375)    (312,008)    (2,339,164)    (2,602,618)
Securities held-to-maturity:
   Sales                                                                 --           --          2,524         19,252
   Maturities, calls and redemptions                                     --       81,971        250,224        239,750
   Purchases                                                             --       (8,570)          (127)            (5)
Repayments of mortgage loans                                        332,041       43,720        480,466        236,541
Mortgage loans originated                                          (247,888)     (30,025)      (693,507)      (321,250)
Increase in policy loans, net                                       (18,191)      (3,133)        (1,770)       (12,683)
Securities lending                                                  166,080           --             --             --
Other investing activities, net                                     (16,207)      (4,196)       (46,267)      (110,740)
                                                                -----------    ---------    -----------   ------------
Net cash used in investing activities                              (366,417)    (139,895)    (1,007,225)    (1,382,367)
                                                                -----------    ---------    -----------   ------------
FINANCING ACTIVITIES
Policyholder contract deposits                                    2,034,751      508,510      2,130,934      2,146,513
Withdrawals of policyholder contract deposits                    (1,593,526)    (411,286)    (1,373,497)    (1,025,468)
Funding agreements issuance                                              --           --        300,000             --
Net proceeds (payments) from securities sold
   under repurchase agreements                                       49,447      (19,472)       (16,905)        72,395
Cash dividends paid                                                  (2,200)          --        (89,000)       (10,000)
                                                                -----------    ---------    -----------   ------------
Net cash provided by financing activities                           488,472       77,752        951,532      1,183,440
                                                                -----------    ---------    -----------   ------------
Net increase (decrease) in cash and cash equivalents                345,643      (27,610)        34,951        (10,263)
Cash and cash equivalents, beginning                                 13,782       41,392          6,441         16,704
                                                                -----------    ---------    -----------   ------------
Cash and cash equivalents, ending                               $   359,425    $  13,782    $    41,392   $      6,441
                                                                ===========    =========    ===========   ============
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                                   $     1,211    $   1,304    $     8,028   $      2,806
                                                                ===========    =========    ===========   ============

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                         (DOLLAR AMOUNTS IN THOUSANDS)
                               DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Prior to April 3, 2006, Jefferson-Pilot Life Insurance Company (JP Life or the Company) was wholly-owned by Jefferson-Pilot Corporation (Jefferson-Pilot). JP Life and its subsidiary, Jefferson Standard Life Insurance Company (the subsidiary), collectively referred to as (the Company), are principally engaged in the sale of individual life insurance, annuity and investment products, and group non-medical products (primarily term life and disability). These products are marketed primarily through personal producing general agents throughout the United States.

On April 3, 2006, Lincoln National Corporation (LNC or the Parent) completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations" (SFAS 141) and JP Life became wholly-owned by LNC. On February 15, 2007, the North Carolina Department of Insurance approved the merger of the Company into Lincoln National Life Insurance Company (LNL), an Indiana domiciled affiliate. The effective date of the merger will be April 2, 2007. LNL is a subsidiary of LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JP Life were "pushed down" to the Company's financial statements in accordance with push down accounting rules. LNC is in the process of finalizing its internal studies of the fair value of the net assets acquired including investments, value of business acquired (VOBA), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained, which may result in adjustments to goodwill, which the Company does not expect to be material.

The fair value of JP Life's net assets assumed in the merger was $3.4 billion. Goodwill of $1.4 billion resulted from the excess of purchase price over the fair value of JP Life's net assets. The parent paid a premium over the fair value of JP Life's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with the adjustments that were made to the Company's Balance Sheet to get to the fair value of net assets:

                                                    PRELIMINARY    FAIR VALUE
                                                    FAIR VALUE    ADJUSTMENTS
                                                                      (1)
                                                   ------------   -----------
Investments                                        $ 15,728,254   $   203,199
Due from reinsurers                                     159,155            --
Deferred policy acquisition costs                            --    (1,767,553)
Value of business acquired                            1,422,208     1,422,208
Goodwill                                              1,358,027     1,358,027
Other assets                                            739,114        67,110
Assets held in separate accounts                        500,016            --
Policy liabilities                                  (15,254,983)      329,285
Income tax liabilities                                 (161,413)      (76,646)
Accounts payable, accruals and other liabilities       (561,025)      (41,572)
Liabilities related to separate accounts               (500,016)           --
                                                   ------------   -----------
   Total net assets acquired                       $  3,429,337   $ 1,494,058
                                                   ============   ===========

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                                              PRELIMINARY
                                               FAIR VALUE
                                              -----------
                       Individual Markets:
                          Life Insurance       $  795,829
                          Annuities               562,198
                                               ----------
                             Total Goodwill    $1,358,027
                                               ==========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Company also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting principles (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 7.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements presented herein include the accounts of JP Life and Jefferson Standard Life Insurance Company. All material intercompany accounts and transactions have been eliminated.

An affiliated trust, Jefferson-Pilot Life Funding Trust I, is a variable interest entity (VIE). VIEs are defined by the Financial Accounting Standards Board's Interpretation (FIN) No. 46 (Revised), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51", (FIN 46-R). The Company is not the primary beneficiary of this affiliated trust and does not have a controlling financial interest. Accordingly, under FIN 46-R, the accounts of this entity are not included in the Company's consolidated financial statements.

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, policy liabilities, unearned revenue, pension plan and the potential effects of resolving litigated matters.

DEBT AND EQUITY SECURITIES

Debt and equity securities are classified as either securities held-to-maturity, which are stated at amortized cost and consist of securities the Company has the positive intent and ability to hold to maturity, or securities available-for-sale, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired. Fair value is based on quoted market prices from observable market data, or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, the Company applies professional judgment and makes adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

MORTGAGE AND POLICY LOANS

Mortgage loans on real estate are stated at the unpaid balances adjusted for amortization of premiums and discounts, and are net of estimated unrecoverable amounts. An allowance for unrecoverable amounts is provided for when a mortgage loan becomes impaired. Changes in the allowance are reported as realized investment gains (losses) within the consolidated statements of income. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to the contractual terms of the loan. Such an impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan-by-loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

REAL ESTATE AND OTHER INVESTMENTS

Real estate acquired by foreclosure is stated at the lower of depreciated cost or fair value less estimated costs to sell. Real estate not acquired by foreclosure is stated at cost less accumulated depreciation. Real estate, primarily buildings, is depreciated principally by the straight-line method over estimated useful lives generally ranging from 30 to 40 years. Accumulated depreciation was $2,131 and $31,115 at December 31, 2006 and 2005. Other investments, which consist primarily of S&P 500 Index(R) options and affordable housing tax credit investments, are stated at equity, fair value or the lower of cost or market, as appropriate.

Cost of real estate is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in realized gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivatives to help manage exposure to certain equity and interest rate risks. Statement of Financial Accounting Standard (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, (SFAS 133), requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value, which the Company classifies within its investments on its consolidated balance sheets. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company designates the hedging instrument, based upon the exposure being hedged, as a fair value hedge or cash flow hedge. The Company accounts for changes in fair values of derivatives that are not part of a hedge or do not qualify for hedge accounting through investment income during the period of the change. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivative instruments is recognized in investment income during the period of the change. Effectiveness of the Company's hedge relationships is assessed and measured on a quarterly basis.

CASH AND CASH EQUIVALENTS

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

REINSURANCE BALANCES AND TRANSACTIONS

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Costs related to obtaining new and renewal business, including commissions and incentive compensation, certain costs of underwriting and issuing policies, and certain agency office expenses, all of which vary with and are primarily related to the production of new and renewal business, are deferred.

The Company's traditional individual and group insurance products are long-duration contracts. Deferred policy acquisition costs related to these products are amortized over the expected premium paying periods using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts. Estimates of future gross profits are determined based upon assumptions for mortality, interest spreads, lapse rates, and policy fees earned.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business acquired in business combinations, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life and annuity products are amortized incorporating the assumptions listed above for fixed products, except for interest spreads. In calculating the estimated gross profits for these products, the Company utilizes a long-term total gross return on assets of 8.0%.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of credit and non-credit related realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

At least annually, the assumptions used to estimate future gross profits in calculating the amortization of deferred policy acquisition costs are evaluated in relation to emerging experience. When actual experience varies from the assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs, referred to as unlockings, are reflected in amortization expense within the consolidated statements of income.

Deferred policy acquisition costs are periodically reviewed to determine that the unamortized portion does not exceed expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

GOODWILL

Goodwill (purchase price in excess of net assets acquired in a business combination) resulted from the merger with LNC on April 3, 2006 and will be regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts would be written down using a combination of fair value and discounted cash flows. No impairments occurred during the year ending December 31, 2006.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent variable annuity and variable universal life funds segregated for the benefit of the related policyholders who bear the investment risk of their account balances. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the consolidated statements of income. Fees charged on separate account policyholder account balances are included in universal life and investment product charges in the consolidated statements of income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated principally by the straight-line method over estimated useful lives of 30 to 50 years for buildings, approximately 10 years for other property and equipment and 3 to 5 years for computer hardware and software. Accumulated depreciation was $13,873 and $105,185 at December 31, 2006 and 2005. Property and equipment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. In such cases, the cost basis of the property and equipment is reduced to fair value with the impairment loss being included in realized gains and losses.

DEFERRED SALES INDUCEMENTS

The Company has policies in force containing two primary types of sales inducements: 1) day-one bonuses on fixed annuities, which are in the form of either an increased interest rate for a stated period or an additional premium credit; and 2) persistency-related interest crediting bonuses. These bonuses are accrued over the period in which the policy must remain in force for the policyholder to qualify for the inducement. Capitalized sales inducements are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The unamortized balance of the Company's deferred sales inducement asset is reported in other assets within the consolidated balance sheets.

FUTURE POLICY BENEFITS AND OTHER POLICY LIABILITIES

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Liabilities related to no-lapse guarantees (secondary guarantees) on universal life-type products are included in other policy liabilities within the consolidated balance sheets. These liabilities are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative profits recorded from purchase date for pre-merger issues and from contract inception for post merger issues through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.

If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to deferred policy acquisition costs. The accounting for secondary guarantee benefits impacts, and is impacted by, estimated future gross profits used to calculate amortization of deferred policy acquisition costs, deferred sales inducements, and unearned revenue.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities other than portions carried in the separate account, discussed above. The liability is determined using the retrospective deposit method and is presented before deduction of potential surrender charges.

POLICY AND CONTRACT CLAIMS

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

FUNDING AGREEMENTS

Funding agreements consist of investment contracts, which back medium term notes sold by the Company through investment banks to commercial investors. Accrued interest on the funding agreements is classified within other policy liabilities on the Company's consolidated balance sheets.

RECOGNITION OF REVENUE

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Premiums on traditional accident and health, disability income and dental insurance are reported as earned over the contract period. A reserve is provided for the portion of premiums written which relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy, and surrender of the policy. Revenue from these charges is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred as unearned revenue and is recognized as income over the period during which services are provided based upon estimates of future gross profits. The net of amounts deferred and amounts recognized is reflected in universal life and investment product charges in the consolidated statements of income. The effects of changes in estimates of future gross profits, referred to as unlockings, on unearned revenue are reflected in the consolidated statements of income within universal life and investment product charges in the period such revisions occur.

Dividend and investment income are recognized when earned.

RECOGNITION OF BENEFITS AND EXPENSES

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability income, and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and to spread income recognition over expected policy lives (see preceding discussion of policy liabilities). For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

STOCK BASED COMPENSATION

The Company and its subsidiary are included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid-in capital in shareholder's equity.

INCOME TAXES

On April 3, 2006, the Company's ultimate parent company merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries. As a result, LNC became the ultimate parent after completion of the merger. Prior to the merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company will file a separate federal income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

NEW ACCOUNTING PRONOUNCEMENTS

THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first re-measurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on its consolidated financial condition and results of operations.

CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's consolidated financial statements.

FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements"
(SFAS 157), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the effects of SFAS 157 on its financial condition and results of operations.

EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). The guidance requires the Company to recognize on the balance sheet the funded status of its defined benefit postretirement plans as either an asset or liability, depending on the plans' funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans. Prior service costs or credits and net gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, "Employers' Account for Pensions" or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Under SFAS 158, disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. The Company adopted the recognition and disclosure provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 resulted in an increase to accumulated other comprehensive income of $9,872.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN
48). FIN 48 establishes criteria that an individual tax position must be met for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. The Company will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operations.

ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS
155), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

The Company will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" (SFAS 123). SFAS 123(R) requires recognition, at fair value, of all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, the Company adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. Adopting SFAS 123(R) did not have a material effect on the Company's results of operations.

Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 16 for more information regarding stock-based compensation plans.

THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENTS AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (FSP 115-1). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 - "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments" references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. The Company's existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where the Company does not have the intent to hold the securities until either maturity or recovery. The Company adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on the Company's consolidated financial condition or results of operations. See Note 3 for discussion of investment impairments and related disclosures.

ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 addresses the accounting for Deferred Acquisition Costs (DAC) on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

The Company will adopt this new accounting guidance effective January 1, 2007. The adoption of this new guidance impacts the Company's assumptions for lapsation used in the amortization of DAC and Value of Business Acquired
(VOBA). The Company estimates that its adoption will result in an immaterial adjustment to DAC and VOBA balances upon adoption and an immaterial increase to amortization in 2007. The Company's preliminary estimates are based upon its interpretation of SOP 05-1 and the proposed implementation guidance. The Company continues to analyze the impact on DAC and VOBA amortization and is currently evaluating the effect of a Technical Practice Aide (TPA) issued in February 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ significantly from the Company's preliminary estimates as the issuance of new implementation guidance and evolving industry practice may affect its interpretation and implementation.

3. INVESTMENTS

SUMMARY COST AND FAIR VALUE INFORMATION

Aggregate cost or amortized cost, aggregate fair value and gross unrealized gains and losses of debt and equity securities are as follows:

                                                                          DECEMBER 31, 2006
                                                       ---------------------------------------------------
                                                         COST OR       GROSS         GROSS
                                                        AMORTIZED    UNREALIZED   UNREALIZED       FAIR
                                                           COST         GAINS      (LOSSES)       VALUE
                                                       -----------   ----------   ----------   -----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $    18,351    $     15     $    (30)   $    18,336
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)         754,025       5,475         (620)       758,880
Obligations of states and political subdivisions            41,314         478           (7)        41,785
Corporate obligations                                   11,712,212     144,810      (29,434)    11,827,588
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         485,516       8,054         (421)       493,149
Affiliate bonds                                            103,852          --           (2)       103,850
                                                       -----------    --------     --------    -----------
Subtotal, debt securities                               13,115,270     158,832      (30,514)    13,243,588
Equity securities                                              534          16           (1)           549
                                                       -----------    --------     --------    -----------
Securities available-for-sale                          $13,115,804    $158,848     $(30,515)   $13,244,137
                                                       ===========    ========     ========    ===========

                                                                          DECEMBER 31, 2005
                                                       ----------------------------------------------------
                                                         COST OR        GROSS         GROSS
                                                        AMORTIZED     UNREALIZED   UNREALIZED
                                                           COST         GAINS       (LOSSES)     FAIR VALUE
                                                       -----------   -----------   ----------   -----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $   137,433     $  3,109     $    (187)  $   140,355
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)         664,964       17,347        (5,906)      676,405
Obligations of states and political subdivisions            42,232        3,485           (88)       45,629
Corporate obligations                                    9,752,029      280,720      (116,716)    9,916,033
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         474,873        3,068        (6,959)      470,982
Affiliate bonds                                             92,000           --          (982)       91,018
Redeemable preferred stocks                                    101           --            (5)           96
                                                       -----------     --------     ---------   -----------
Subtotal, debt securities                               11,163,632      307,729      (130,843)   11,340,518
Equity securities                                              286          141            --           427
                                                       -----------     --------     ---------   -----------
Securities available-for-sale                          $11,163,918     $307,870     $(130,843)  $11,340,945
                                                       ===========     ========     =========   ===========
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
Obligations of states and political subdivisions       $     1,001     $     59    $       --   $     1,060
Corporate obligations                                    1,307,910       62,891        (8,949)    1,361,852
Affiliate bonds                                             16,246           98          (540)       15,804
                                                       -----------     --------     ---------   -----------
Debt securities held-to-maturity                       $ 1,325,157     $ 63,048     $  (9,489)  $ 1,378,716
                                                       ===========     ========     =========   ===========

At December 31, 2006, affiliate bonds included in securities available-for-sale consist of securities issued by LNC and Lincoln Financial Media Company. At December 31, 2005, affiliate bonds included in securities available-for-sale consist of securities issued by LNC and affiliate bonds included in securities held-to-maturity consist of securities issued by Lincoln Financial Media Company. See further discussion in Note 12.

CONTRACTUAL MATURITIES

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 2006, according to maturity date, were as indicated below. Contractual maturity dates were utilized for all securities except for mortgage-backed securities which are based upon estimated maturity dates. Actual future maturities may differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due to the Company, with or without penalty.

                                                AVAILABLE-FOR-SALE
                                            -------------------------
                                             AMORTIZED        FAIR
                                                COST         VALUE
                                            -----------   -----------
Due in one year or less                     $   397,476   $   397,250
Due after one year through five years         2,725,267     2,738,543
Due after five years through ten years        5,626,007     5,674,666
Due after ten years                           3,126,980     3,181,100
Amounts not due at a single maturity date     1,239,540     1,252,029
                                            -----------   -----------
                                            $13,115,270   $13,243,588
                                            ===========   ===========

SECURITIES LENDING

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $159,351 and $166,080 at December 31, 2006, and $152,195 and $156,231 at December 31, 2005.

CHANGES IN NET UNREALIZED GAINS ON SECURITIES

Changes in amounts affecting net unrealized gains included in other comprehensive income, reduced by deferred income taxes, were as follows:

                                                                        NET UNREALIZED GAINS (LOSSES)
                                                                   ------------------------------------
                                                                      DEBT        EQUITY
                                                                   SECURITIES   SECURITIES      TOTAL
                                                                   ----------   ----------   ----------
Net unrealized gains on securities available-for-sale as of
   December 31, 2003                                                $ 243,204      $ 32       $ 243,236
Change during year ended December 31, 2004:
   Increase in stated amount of securities                             15,663        52          15,715
   Decrease in deferred policy acquisition costs                         (841)       --            (841)
   Increase in deferred income tax liabilities                         (5,188)      (18)         (5,206)
                                                                    ---------      ----       ---------
Increase in net unrealized gains included in other
   comprehensive income                                                 9,634        34           9,668
                                                                    ---------      ----       ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2004                                                  252,838        66         252,904
Change during year ended December 31, 2005:
   (Decrease) increase in stated amount of securities                (287,631)       30        (287,601)
   Increase in deferred policy acquisition costs                       58,024        --          58,024
   Decrease (increase) in deferred income tax liabilities              80,362       (10)         80,352
                                                                    ---------      ----       ---------
(Decrease) increase in net unrealized gains included in other
   comprehensive income                                              (149,245)       20        (149,225)
                                                                    ---------      ----       ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2005                                                  103,593        86         103,679
Change during period January 1 through April 2, 2006:
   (Decrease) increase in stated amount of securities                (294,722)       19        (294,703)
   Increase in deferred policy acquisition costs and value
      of business acquired                                             40,218        --          40,218
   Decrease (increase) in deferred income tax liabilities              89,076        (7)         89,069
                                                                    ---------      ----       ---------
(Decrease) increase in net unrealized gains included in other
   comprehensive income                                              (165,428)       12        (165,416)
                                                                    ---------      ----       ---------
Net unrealized gains (losses) on securities
   available-for-sale as of April 2, 2006                           $ (61,835)     $ 98       $ (61,737)
                                                                    =========      ====       =========

                                                                   NET UNREALIZED GAINS (LOSSES)
                                                                ----------------------------------
                                                                   DEBT        EQUITY
                                                                SECURITIES   SECURITIES     TOTAL
                                                                ----------   ----------   --------
Net unrealized gains (losses) on securities
   available-for-sale as of April 2, 2006                        $(61,835)      $ 98      $(61,737)
Sale of stockholder's equity                                       61,835        (98)       61,737
                                                                 --------       ----      --------
Net unrealized gains on securities available-for-sale as of
   April 3, 2006                                                       --         --            --
Change during period April 3 through December 31, 2006:
   Increase in stated amount of securities                        128,318         15       128,333
   Decrease in deferred policy acquisition costs and value of
      business acquired                                           (32,337)        --       (32,337)
   Increase in deferred income tax liabilities                    (34,469)        (5)      (34,474)
                                                                 --------       ----      --------
Increase in net unrealized gains included in other
   comprehensive income                                            61,512         10        61,522
                                                                 --------       ----      --------
Net unrealized gains on securities available-for-sale as of
   December 31, 2006                                             $ 61,512       $ 10      $ 61,522
                                                                 ========       ====      ========

NET INVESTMENT INCOME

The details of net investment income follow:

                                          PERIOD FROM   PERIOD FROM
                                            APRIL 3      JANUARY 1         YEAR ENDED
                                            THROUGH       THROUGH         DECEMBER 31,
                                         DECEMBER 31,     APRIL 2,    --------------------
                                             2006           2006        2005        2004
                                         ------------   -----------   --------   ---------
Interest on debt securities                $579,054       $185,283    $737,935    $705,123
Investment income on equity securities           25             --          25          19
Interest on mortgage loans                  122,775         41,105     160,567     160,083
Interest on policy loans                     12,723          4,013      16,676      16,437
Other investment income                      79,406         28,570      44,437      45,201
                                           --------       --------    --------    --------
Gross investment income                     793,983        259,971     959,640     926,863
Investment expenses                         (33,725)        (5,451)    (24,340)    (20,113)
                                           --------       --------    --------    --------
Net investment income                      $760,258       $253,520    $935,300    $906,750
                                           ========       ========    ========    ========

Investment expenses include salaries, expenses of maintaining and operating investment real estate, real estate depreciation and other allocated costs of investment management and administration.

REALIZED GAINS AND LOSSES

The details of realized investment gains (losses), including other-than-temporary impairments, follow:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH        DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    ------------------
                                                         2006           2006        2005      2004
                                                     ------------   -----------   -------   --------
Debt securities                                         $ 1,946       $(3,721)    $(9,454)  $(17,182)
Other                                                    (1,633)         (679)      5,275      6,407
Amortization of deferred policy acquisition costs,
   value of business acquired and deferred
   sales inducements                                     (4,759)          354        (350)    (1,443)
                                                        -------       -------     -------   --------
Realized investment losses                              $(4,446)      $(4,046)    $(4,529)  $(12,218)
                                                        =======       =======     =======   ========

See Note 5 for discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

Information about total gross realized gains and losses on debt securities, including other-than- temporary impairments, follows:

                                                    PERIOD FROM   PERIOD FROM
                                                      APRIL 3      JANUARY 1         YEAR ENDED
                                                      THROUGH       THROUGH          DECEMBER 31,
                                                   DECEMBER 31,     APRIL 2,    -------------------
                                                       2006           2006        2005       2004
                                                   ------------   -----------   --------   --------
Gross realized:
   Gains                                              $ 9,598       $   246     $ 13,424   $ 26,997
   Losses                                              (7,652)       (3,967)     (22,878)   (44,179)
                                                      -------       -------     --------   --------
Realized gains (losses) on total debt securities      $ 1,946       $(3,721)    $ (9,454)  $(17,182)
                                                      =======       =======     ========   ========

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, follows:

                                                    PERIOD FROM   PERIOD FROM
                                                      APRIL 3      JANUARY 1         YEAR ENDED
                                                      THROUGH       THROUGH         DECEMBER 31,
                                                   DECEMBER 31,     APRIL 2,    -------------------
                                                       2006           2006        2005       2004
                                                   ------------   -----------   --------   --------
Gross realized:
   Gains                                              $ 9,598       $   212     $  9,744   $ 24,211
   Losses                                              (7,652)       (3,933)     (22,623)   (40,712)
                                                      -------       -------     --------   --------
Realized losses on available-for-sale securities      $ 1,946       $(3,721)    $(12,879)  $(16,501)
                                                      =======       =======     ========   ========

INVESTMENT CONCENTRATION, RISK, AND IMPAIRMENT

Investments in debt and equity securities include 980 issuers. Debt securities include investments in Jefferson-Pilot of $92,000 as of December 31, 2006 and 2005. No other corporate issuer represents more than 1% of investments. Debt securities considered less than investment grade approximated 5% of the total debt securities portfolio as of December 31, 2006 and 2005.

The Company uses repurchase agreements to meet various cash requirements. At December 31, 2006 and 2005, the amounts held in debt securities available-for-sale pledged as collateral for these borrowings were $341,429 and $311,054.

As of December 31, 2006, the Company's commercial mortgage loan portfolio was comprised of conventional real estate mortgages collateralized primarily by retail (31%), office (26%), industrial (21%), apartment (10%), hotel (11%), and other (1%) properties. Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and loan-to-value relationships. Approximately 30% of stated mortgage loan balances as of December 31, 2006 are for properties located in South Atlantic states, approximately 24% are for properties located in Pacific states, approximately 10% are for properties located in West South Central states and approximately 12% are for properties located in the Mountain states. No other geographic region represents as much as 10% of December 31, 2006 mortgage loans.

At December 31, 2006 and 2005, the recorded investment in mortgage loans that were considered to be impaired was $597 and $2,313. There was one delinquent loan outstanding as of December 31, 2006 and none outstanding as of December 31, 2005. The related allowance for credit losses on all mortgage loans was $610 and $9,563 at December 31, 2006 and 2005. The average recorded investment in impaired loans was $599 from April 3 through December 31, 2006, $2,282 from January 1 through April 2, 2006, and $4,379 and $31,602 during the years ended December 31, 2005 and 2004, on which interest income of $0 from April 3 through

December 31, 2006, $73 from January 1 through April 2, 2006, and $198 and $223 during the years ended December 31, 2005 and 2004, was recognized.

During 2005 and 2004 the Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized costs of sold securities were $891 and $12,090 for 2005 and 2004. The realized gains on the sales of these securities, some of which were previously impaired, were $0 and $416 for 2005 and 2004.

The Company monitors its portfolio closely to ensure that all other-than-temporary impairments are identified and recognized in earnings as they occur. The tables below summarize unrealized losses on all securities held by both asset class and length of time that a security has been in an unrealized loss position:

                                                                       DECEMBER 31, 2006
                                           -----------------------------------------------------------------------
                                             LESS THAN 12 MONTHS     12 MONTHS OR LONGER            TOTAL
                                           -----------------------   -------------------   -----------------------
                                                           GROSS                 GROSS                     GROSS
                                              FAIR      UNREALIZED    FAIR    UNREALIZED                UNREALIZED
                                              VALUE       LOSSES      VALUE      LOSSES     FAIR VALUE     LOSSES
                                           ----------   ----------   ------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. government
   agencies                                $   15,666    $    (30)     $--        $--       $   15,666    $    (30)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                      145,044        (620)      --         --          145,044        (620)
Obligations of state and political
   subdivisions                                 4,023          (7)      --         --            4,023          (7)
Corporate obligations                       2,481,092     (29,434)      --         --        2,481,092     (29,434)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)        40,840        (421)      --         --           40,840        (421)
Affiliated bonds                                4,167          (2)      --         --            4,167          (2)
Equity securities                                  83          (1)      --         --               83          (1)
                                           ----------    --------      ---        ---       ----------    --------
Total temporarily impaired securities      $2,690,915    $(30,515)     $--        $--       $2,690,915    $(30,515)
                                           ==========    ========      ===        ===       ==========    ========

                                                                          DECEMBER 31, 2005
                                             ---------------------------------------------------------------------------
                                               LESS THAN 12 MONTHS       12 MONTHS OR LONGER              TOTAL
                                             -----------------------   -----------------------   -----------------------
                                                             GROSS                     GROSS                    GROSS
                                                FAIR      UNREALIZED      FAIR      UNREALIZED      FAIR      UNREALIZED
                                                VALUE       LOSSES       VALUE        LOSSES        VALUE       LOSSES
                                             ----------   ----------   ----------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. government agencies   $   15,276    $   (187)   $       --    $     --    $   15,276    $    (187)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                         97,310      (1,502)      120,255      (4,404)      217,565       (5,906)
Obligations of state and political
   subdivisions                                   4,964         (60)        1,404         (28)        6,368          (88)
Corporate obligations                         4,716,660     (87,389)      948,837     (38,276)    5,665,497     (125,665)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)         345,748      (6,457)       12,782        (502)      358,530       (6,959)
Redeemable preferred stock                           --          --            96          (5)           96           (5)
Affiliated bonds                                 91,018        (982)       12,595        (540)      103,613       (1,522)
                                             ----------    --------    ----------    --------    ----------    ---------
Total temporarily impaired securities        $5,270,976    $(96,577)   $1,095,969    $(43,755)   $6,366,945    $(140,332)
                                             ==========    ========    ==========    ========    ==========    =========

One statistic to which the Company pays particular attention with respect to debt securities is the fair value to amortized cost ratio. Securities with a fair value to amortized cost ratio in the 90%-99% range are typically securities that have been impacted by increases in market interest rates or sector spreads. Securities in the 80%-89% range are typically securities that have been impacted by increased market yields, specific credit concerns or both. These securities are monitored to ensure that the impairment is not other-than-temporary. Securities with a fair value to amortized cost ratio less than 80% are considered to be "potentially distressed securities," and are subjected to rigorous review. The following factors are considered: the length of time a security's fair value has been below amortized cost, industry factors or conditions related to a geographic area that are negatively affecting the security, downgrades by rating agencies, the valuation of assets specifically pledged to support the credit, the overall financial condition of the insurer, past due interest or principal payments, and the Company's intent and ability to hold the security for a sufficient time to allow for recovery in value.

The table below summarizes the securities with unrealized losses in the Company's debt portfolio as of December 31, 2006:

             AMORTIZED                UNREALIZED
               COST      FAIR VALUE     LOSSES     PERCENTAGE
            ----------   ----------   ----------   ----------
90% - 99%   $2,671,563   $2,647,612    $(23,951)        78%
80% - 89%       49,781       43,220      (6,561)        22
Below 80%            2           --          (2)        --
            ----------   ----------    --------        ---
            $2,721,346   $2,690,832    $(30,514)       100%
            ==========   ==========    ========        ===

As of December 31, 2006, the Company had one security that was "potentially distressed."

4. DERIVATIVE FINANCIAL INSTRUMENTS

The fair values of the Company's derivative instruments were $190,140 and $111,550 at December 31, 2006 and 2005 and are included in other investments in the consolidated balance sheets. At December 31, 2006 and 2005, the Company had no fair value hedges or hedges of net investments in foreign operations.

CASH FLOW HEDGING STRATEGY

The Company uses interest rate swaps to convert floating rate investments to fixed rate investments. Interest is exchanged periodically on the notional value, with the Company receiving the fixed rate and paying various short-term LIBOR rates on a net exchange basis. For the periods ended April 3, 2006 through December 31, 2006 and January 1, 2006 through April 2, 2006, and for the years ended December 31, 2005 and 2004, the ineffective portion of the Company's cash flow hedging instruments, which is recognized in realized investment gains, was not significant. At December 31, 2006 and 2005, the maximum term of interest rate swaps that hedge floating rate investments was 20 years.

The Company also converts its floating rate funding agreements to a fixed rate using interest rate swaps. Concurrent with the issuance of its floating rate funding agreements in June 2005, the Company executed an interest rate swap for a notional amount equal to the proceeds of the funding agreements. The swap qualifies for cash flow hedge accounting treatment and converts the variable rate of the funding agreements to a fixed rate of 4.28%.

The Company recognized other comprehensive income related to cash flow hedges, net of taxes, of $(498) from April 3 through December 31, 2006, $1,116 from January 1 through April 2, 2006, and $(222) and $(1,426) for the years ended December 31, 2005 and 2004. The Company does not expect to reclassify a significant amount of net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during 2007.

Certain swaps serve as economic hedges but do not qualify for hedge accounting under SFAS 133. These swaps are marked-to-market through realized gains. The Company realized investment gains (losses) from these swaps of $386 from April 3 through December 31, 2006, $(198) from January 1 through April 2, 2006, and $(317) and $(382) for the years ended December 31, 2005 and 2004.

The Company recognized gains (losses) of $0 from April 3 through December 31, 2006, $(321) from January 1 through April 2, 2006, and $205 and $362 for the years ended December 31, 2005 and 2004, as a result of the sale of securities purchased through the use of cash flow hedges.

OTHER DERIVATIVES

The Company markets indexed annuities. These contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500(R) index. Policyholders may elect to rebalance index options at renewal dates, either annually or biannually. At each renewal date, the Company has the opportunity to re-price the equity-indexed component by establishing participation rates, subject to minimum guarantees. The Company purchases options that are highly correlated to the portfolio allocation decisions of its policyholders, such that the Company is economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held impacts net investment income and interest credited in equal and offsetting amounts. SFAS 133 requires that the Company calculates fair values of index options they will purchase in the future to hedge policyholder index allocations in future reset periods. These fair values represent an estimate of the cost of the options the Company will purchase in the future, discounted back to the date of the balance sheet, using current market indicators of volatility and interest rates. Changes in the fair values of these liabilities are reported in interest credited. Interest credited was decreased by $59,268, $22,700, $17,586 and $20,510 for the periods April 3, 2006 through December 31, 2006 and January 1, 2006 through April 2, 2006 and in 2005 and 2004 for the changes in fair value of these liabilities.

In 2006 the Company invested in debt securities with embedded options, which are considered to be derivative instruments under SFAS 133, resulting in realized investment gains of $96. In 2005 and 2004 these derivatives were marked-to-market through realized investment gains, but had an insignificant effect for these years.

Counterparties to derivative instruments expose the Company to credit risk in the event of non-performance. The Company limits this exposure by diversifying among counterparties with high credit ratings. The Company's credit risk exposure on swaps is limited to the fair value of swap agreements that it has recorded as an asset. The Company does not expect any counterparty to fail to meet its obligation.

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET

DEFERRED POLICY ACQUISITION COSTS

The following table rolls forward the Company's deferred policy acquisition costs asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                       PERIOD FROM   PERIOD FROM
                                                         APRIL 3      JANUARY 1             YEAR ENDED
                                                         THROUGH       THROUGH             DECEMBER 31,
                                                      DECEMBER 31,     APRIL 2,    ------------------------
                                                          2006           2006          2005         2004
                                                      ------------   -----------   -----------   ----------
Beginning balance                                      $ 1,767,553    $1,671,492    $1,370,443   $1,205,748
Purchase accounting fair value adjustment               (1,767,553)           --            --           --
Cumulative effect of change in accounting principle             --            --            --      (25,296)
Deferral:
   Commissions                                             225,712        69,567       324,639      256,344
   Other                                                    93,733        24,607        81,089       65,770
                                                       -----------    ----------    ----------   ----------
                                                           319,445        94,174       405,728      322,114
Amortization                                                (8,966)      (38,620)     (162,403)    (130,022)
Adjustment related to realized losses (gains)
   on debt securities                                           87           289          (300)      (1,260)
Adjustment related to unrealized losses (gains)
   on securities available-for-sale                         (3,693)       40,218        58,024         (841)
                                                       -----------    ----------    ----------   ----------
Ending balance                                         $   306,873    $1,767,553    $1,671,492   $1,370,443
                                                       ===========    ==========    ==========   ==========

VALUE OF BUSINESS ACQUIRED

The following table rolls forward the Company's value of business acquired asset for the periods April 3 through December 31, 2006, and January 1 through April 2, 2006:

                                                                                   PERIOD FROM   PERIOD FROM
                                                                                     APRIL 3      JANUARY 1
                                                                                     THROUGH       THROUGH
                                                                                  DECEMBER 31,     APRIL 2,
                                                                                      2006           2006
                                                                                  ------------   -----------
Beginning balance                                                                  $       --        $--
Purchase accounting fair value adjustment                                           1,422,208         --
Adjustments:
   Deferral of commissions and accretion of interest                                   76,618
   Amortization                                                                      (101,935)        --
   Adjustment related to realized gains on debt securities                             (4,846)        --
   Adjustment related to unrealized gains on debt securities available-for-sale       (28,644)        --
                                                                                   ----------        ---
Total adjustments                                                                     (58,807)        --
                                                                                   ----------        ---
Ending balance                                                                     $1,363,401        $--
                                                                                   ==========        ===

Expected approximate amortization percentages relating to the value of business acquired for the next five years are as follows:

2007   10.4%
2008    8.8%
2009    8.2%
2010    7.5%
2011    7.1%

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET--CONTINUED

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the consolidated balance sheets. The following table rolls forward the Company's deferred sales inducement asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and the years ended December 31, 2005 and 2004:

                                                          PERIOD FROM   PERIOD FROM
                                                            APRIL 3      JANUARY 1      YEAR ENDED
                                                            THROUGH       THROUGH       DECEMBER 31,
                                                         DECEMBER 31,     APRIL 2,    -----------------
                                                             2006           2006        2005      2004
                                                         ------------   -----------   -------   -------
Beginning balance                                          $ 51,173       $49,208     $37,729   $    --
Purchase accounting fair value adjustment                   (51,173)           --          --        --
Cumulative impact of adoption, including $25,296
   reclassified from deferred policy acquisition costs           --            --          --    25,296
Additional amounts deferred                                  15,644         3,700      17,683    14,748
Amortization                                                   (668)       (1,800)     (6,154)   (2,132)
Adjustment related to realized losses (gains)
   on debt securities                                            --            65         (50)     (183)
                                                           --------       -------     -------   -------
Ending balance                                             $ 14,976       $51,173     $49,208   $37,729
                                                           ========       =======     =======   =======

6. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies was determined using initial interest rate assumptions ranging from 2.0% to 11.5% and, when applicable, uniform grading over 20 to 30 years to ultimate rates ranging from 2.0% to 6.0%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 3.0% to 5.75% in 2006, 3.0% to 6.3% in 2005, and 3.0% to 6.5% in 2004. The average credited interest rates for universal life-type products were 4.2%, 4.3% and 4.7% for 2006, 2005, and 2004. For annuity products, credited interest rates generally ranged from 3.0% to 9.4% in 2006, 2.8% to 8.8% in 2005, and 3.0% to 8.0% in 2004. The average credited interest rates for annuity products including the SFAS 133 impact were 3.9%, 4.1% and 4.4% for 2006, 2005, and 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses, was as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1           YEAR ENDED
                                                THROUGH       THROUGH           DECEMBER 31,
                                             DECEMBER 31,     APRIL 2,    -----------------------
                                                 2006           2006         2005         2004
                                             ------------   -----------   ----------   ----------
Beginning Balance                             $  111,737     $  113,027   $  118,591   $  123,006
Less reinsurance recoverables                     42,266         42,277       40,771       35,959
                                              ----------     ----------   ----------   ----------
Net balance as of beginning of period             69,471         70,750       77,820       87,047
                                              ----------     ----------   ----------   ----------
Amount incurred:
   Current year                                    6,159          5,216        7,081        7,386
   Prior years                                    (1,712)        (3,122)        (480)      (2,007)
                                              ----------     ----------   ----------   ----------
                                                   4,447          2,094        6,601        5,379
                                              ----------     ----------   ----------   ----------
Less amount paid:
   Current year                                      644            199        1,189          333
   Prior years                                     8,132          3,174       12,482       14,273
                                              ----------     ----------   ----------   ----------
                                                   8,776          3,373       13,671       14,606
                                              ----------     ----------   ----------   ----------
Net balance as of end of period                   65,142         69,471       70,750       77,820
Plus reinsurance recoverables                     43,936         42,266       42,277       40,771
                                              ----------     ----------   ----------   ----------
Balance as of end of period                   $  109,078     $  111,737   $  113,027   $  118,591
                                              ==========     ==========   ==========   ==========
Balance as of end of period included with:
   Total future policy benefits               $1,231,397     $1,255,767   $1,244,257   $1,273,249
   Less: Other future policy benefits          1,123,751      1,145,467    1,132,729    1,156,365
                                              ----------     ----------   ----------   ----------
      A&H future policy benefits                 107,646        110,300      111,528      116,884
                                              ----------     ----------   ----------   ----------
   Total policy and contract claims               41,981         58,442       46,425       37,644
   Less: Other policy and contract claims         40,549         57,005       44,926       35,937
                                              ----------     ----------   ----------   ----------
      A&H policy and contract claims               1,432          1,437        1,499        1,707
                                              ----------     ----------   ----------   ----------
      Total A&H reserves                      $  109,078     $  111,737   $  113,027   $  118,591
                                              ==========     ==========   ==========   ==========

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. Lower than anticipated claims resulted in favorable adjustments to the liabilities in each year. In 2005, claims incurred increased due to a reduction in valuation interest rates and revision of termination factors which offset the normal decline in claims incurred for this closed block of business. In 2006, incurred and paid amounts have declined due to this being a closed block of business.

SOP 03-1 POLICY LIABILITIES

At December 31, 2006 and 2005, the amount of SOP 03-1 policy liabilities included within other policy liabilities on the consolidated balance sheets were $142,476 and $88,587.

FUNDING AGREEMENTS

In June 2005, the Company established a program for an unconsolidated special purpose entity, Jefferson Pilot Life Funding Trust I (the Trust), to sell medium-term notes through investment banks to commercial investors. The notes are backed by funding agreements issued by the Company. The funding agreements are investment contracts that do not subject the Company to mortality or morbidity risk. The medium-term notes issued by the Trust are exposed to all the risks and rewards of owning the funding agreements that collateralize them. The funding agreements issued to the Trust are classified as a component of policy liabilities within the consolidated balance sheets. As spread products, funding agreements generate profit to the extent that the rate of return on the investments earned exceeds the interest credited and other expenses.

The Company issued $300,000 of funding agreements in June 2005. The initial funding agreements were issued at a variable rate and provide for quarterly interest payments, indexed to the 3-month LIBOR plus 7 basis points, with principal due at maturity on June 2, 2008. Concurrent with this issuance, the Company executed an interest rate swap for a notional amount equal to the proceeds of the funding agreements. The swap qualifies for cash flow hedge accounting treatment and converts the variable rate of the funding agreements to a fixed rate of 4.28%.

7. STATUTORY FINANCIAL INFORMATION

The Company prepares financial statements on the basis of SAP prescribed or permitted by the North Carolina Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of its statutory financial statements.

The principal differences between SAP and GAAP are (1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
(2) the value of business acquired is not capitalized under SAP, but is under GAAP, (3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (4) the classification and carrying amounts of investments in certain securities are different, (5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, (6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $772,868 and $867,421. Reported statutory net income (loss) for the years ended December 31, 2006, 2005, and 2004 was $(109,001), $89,986 and $93,599.

Risk-Based Capital (RBC) requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 2006, the Company and its subsidiary's adjusted capital and surplus exceeded their authorized control level RBC.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. The Company had securities totaling $6,773 and $6,924 on deposit with various states in 2006 and 2005.

The General Statues of North Carolina require the Company to maintain capital of $1,200 and minimum unassigned surplus of $300. Additionally, North Carolina limits the amount of dividends that the Company and its insurance subsidiary may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of payments, the Company could pay approximately $76,787 in dividends to the Parent in 2007 without approval by North Carolina.

8. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                            PERIOD FROM   PERIOD FROM
                              APRIL 3      JANUARY 1
                              THROUGH       THROUGH     YEAR ENDED DECEMBER 31,
                           DECEMBER 31,     APRIL 2,    -----------------------
                               2006           2006           2005     2004
                           ------------   -----------     --------   --------
Current                       $ 8,572       $12,939       $ 63,307   $116,239
Deferred                       85,645         1,833         48,565    (14,370)
                              -------       -------       --------   --------
Total tax expense             $94,217       $14,772       $111,872   $101,869
                              =======       =======       ========   ========

The effective tax rate on pre-tax income from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                        PERIOD FROM   PERIOD FROM
                                          APRIL 3      JANUARY 1
                                          THROUGH       THROUGH         DECEMBER 31,
                                       DECEMBER 31,     APRIL 2,    -------------------
                                           2006           2006        2005       2004
                                       ------------   -----------   --------   --------
Tax rate of 35% times pre-tax income     $102,320       $25,919     $122,044   $111,243
Effect of:
   Tax-preferred investment income         (4,995)       (2,878)      (5,363)    (6,289)
   Release of prior year overaccrual           --        (6,546)          --         --
   Tax credits                             (5,025)       (1,642)      (5,375)    (3,055)
   Other items                              1,917           (81)         566        (30)
                                         --------       -------     --------   --------
      Provision for income taxes         $ 94,217       $14,772     $111,872   $101,869
                                         ========       =======     ========   ========
      Effective tax rate                     32.2%         19.9%        32.1%      32.1%
                                         ========       =======     ========   ========

The Federal income tax asset (liability) is as follows:

                                     YEAR ENDED DECEMBER 31,
                                     -----------------------
                                        2006         2005
                                     ---------     ---------
Current                              $    (193)    $   2,786
Deferred                              (302,722)     (183,773)
                                     ---------     ---------
Total federal income tax liability   $(302,915)    $(180,987)
                                     =========     =========

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                               DECEMBER 31,
                                                          ---------------------
                                                             2006        2005
                                                          ---------   ---------
Deferred income tax assets:
   Differences in policy liabilities                      $ 229,410   $ 377,924
   Deferred compensation                                     21,811      17,438
   Net operating loss carryforward                           21,220          --
   Affordable housing tax credit carryforward                17,730          --
   Other deferred tax assets                                 12,086       7,350
                                                          ---------   ---------
Total deferred tax assets                                   302,257     402,712
Deferred income tax liabilities:
   Deferral of policy acquisition costs                    (447,770)   (467,086)
   Present value in force                                   (21,128)         --
   Net unrealized gains on securities                       (44,645)    (55,320)
   Deferred gain recognition for income tax purposes        (14,262)    (32,268)
   Differences in investment basis                             (639)     (1,110)
   Depreciation differences                                 (59,367)    (19,164)
   Pension costs                                             (7,862)     (9,029)
   Other deferred tax liabilities                            (9,306)     (2,508)
                                                          ---------   ---------
Total deferred tax liabilities                             (604,979)   (586,485)
                                                          ---------   ---------
Net deferred income tax liabilities                       $(302,722)  $(183,773)
                                                          =========   =========

Prior to April 3, 2006, the Company and its affiliates were part of a consolidated Federal income tax filing with Jefferson-Pilot. Effective April 3, 2006, as a result of the merger with LNC, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead, the Company will file a separate federal income tax return. Cash paid (received) for income taxes in 2006, 2005, and 2004 was ($14.7) million, $72.7 million, and $35.8 million, respectively.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 or 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, is suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. The 2005 and 2006 dividend activity of the Company eliminated the account balance during the suspension period.

The Jefferson-Pilot consolidated return group is subject to annual examinations from the Internal Revenue Service ("IRS"). The IRS has examined tax years 2000-2003, with assessments resulting in refunds that are not material to the consolidated results of operations. Jefferson-Pilot and its affiliates are currently under examination by the IRS for years 2004 and 2005. The Company does not anticipate that any adjustments which might result from such audits would be material to its consolidated results of operations or financial condition.

9. RETIREMENT BENEFIT PLANS

PENSIONS

The Company's employees participate in the Parent's tax-qualified and nonqualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts issued by the Company. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of the Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Parent. Pension expense for all years presented was not significant.

Additionally the Company sponsors a non-contributory defined benefit pension plan covering full-time agents. No participants are accruing defined benefits under the plan. All participants with a defined benefit are vested and are either in pay status or have a frozen accrued benefit.

DEFINED BENEFIT PLAN

Information regarding the Company's pension plans covering full-time agents is as follows:

                                                          PERIOD FROM   PERIOD FROM
                                                            APRIL 3      JANUARY 1
                                                            THROUGH       THROUGH      YEAR ENDED
                                                         DECEMBER 31,     APRIL 2,    DECEMBER 31,
                                                             2006           2006          2005
                                                         ------------   -----------   ------------
Change in projected benefit obligation:
   Projected benefit obligation at beginning of period      $28,445       $28,067        $27,202
   Interest cost                                              1,151           383          1,572
   Actuarial loss                                                92         1,068          2,523
   Benefits paid                                             (2,144)       (1,073)        (3,230)
                                                            -------       -------        -------
Projected benefit obligation at end of period                27,544        28,445         28,067
                                                            =======       =======        =======
Change in plan assets:
   Fair value of assets at beginning of period               39,570        39,485         40,630
   Actual return on plan assets                               3,763         1,418          1,871
   Transfer in (out) and (expenses)                             122          (260)           214
   Benefits paid                                             (2,144)       (1,073)        (3,230)
                                                            -------       -------        -------
Fair value of assets at end of period                        41,311        39,570         39,485
                                                            =======       =======        =======
Funded status of the plan                                    13,767        11,125         11,418
Unamortized prior service cost                                   --            15             16
Unrecognized net (gain) loss                                 (1,786)        2,733          2,150
                                                            -------       -------        -------
Net amount recognized                                       $11,981       $13,873        $13,584
                                                            =======       =======        =======
Amounts recognized consist of:
Prepaid benefit cost                                        $11,981       $13,873        $13,584
                                                            =======       =======        =======

The accumulated benefit obligation for the Company's defined benefit pension plan was $27,544 and $28,067 at December 31, 2006 and 2005.

The Company uses a December 31 measurement date for its pension and post-retirement plans. Because no employees are accruing defined benefits under the pension plan, past service costs and unrecognized gains and losses are amortized over the average remaining life expectancy of plan participants.

As discussed in Note 2, the Company applied the recognition provisions of SFAS 158 as of December 31, 2006. The incremental effect of applying SFAS 158 on the Company's Consolidated Balance Sheet at December 31, 2006 is as follows:

                                                      BEFORE                      AFTER
                                                   APPLICATION     SFAS 158    APPLICATION
                                                   OF SFAS 158   ADJUSTMENTS   OF SFAS 158
                                                   -----------   -----------   -----------
Other assets                                       $   278,531     $27,221     $   305,752
Total assets                                        21,222,139      27,221      21,249,360
Accounts payable, accruals and other liabilities       897,869      17,349         915,218
Total liabilities                                   17,531,433      17,349      17,548,782
Accumulated other comprehensive income                  61,024       9,872          70,896
Total stockholder's equity                           3,690,706       9,872       3,700,578

COMPONENTS OF NET PERIODIC BENEFIT COST

                                       PERIOD FROM   PERIOD FROM
                                         APRIL 3      JANUARY 1        YEAR ENDED
                                         THROUGH       THROUGH        DECEMBER 31,
                                      DECEMBER 31,     APRIL 2,    -----------------
                                          2006           2006        2005      2004
                                      ------------   -----------   -------   -------
Interest cost                            $ 1,151        $ 383      $ 1,572   $ 1,661
Expected return on plan assets            (2,260)        (757)      (3,180)   (3,331)
Amortization of prior service cost            --           --            2        86
                                         -------        -----      -------   -------
Net periodic benefit cost (benefit)      $(1,109)       $(374)     $(1,606)  $(1,584)
                                         =======        =====      =======   =======

ASSUMPTIONS

                                                              2006   2005   2004
                                                              ----   ----   ----
Weighted-average assumptions used to determine benefit
   obligations at December 31:
   Discount rate                                              5.75%  5.50%  6.00%
Weighted-average assumptions used to determine net cost for
   years ended December 31:
   Discount rate, January 1 through April 2                   5.50%   N/A    N/A
   Discount rate                                              5.69%  6.00%  6.25%
   Expected return on plan assets                             8.00%  8.00%  8.00%

The assumption for long-term rate of return on assets is derived from historical returns on investments of the types in which pension assets are invested. A range of assumptions for long-term rate of return is projected for benchmarks representing each asset class. The upper and lower range limits are based on optimistic and pessimistic assumptions, respectively, and reflect historical returns that are adjusted to reflect factors that might cause future experience to differ from the past, differences between the benchmarks and the plan's assets, and the effects of asset smoothing. The adjusted rates of return are weighted by target allocations for each asset class to derive limits for a range of overall long-term gross rates of return. Within this range, one rate of return is selected as the best estimate. From that rate the Company subtracts an estimate of expenses, and the result is the basis for the assumed long-term rate of return on assets.

The assumption for discount rate is based upon an evaluation of specific plan attributes using cash flow analysis. The weighted average duration of the projected cash flows for the plans was used to select an appropriate AA-rated bond interest rate for disclosure at year ends 2005 and 2006. Upon acquisition of the Company in April 2006, the discount rate assumption increased due to the secular increase in interest rates from year end 2005 through the date of acquisition.

PLAN ASSETS

The Company's pension plan weighted-average asset allocation by asset category was as follows based on fair value:

                                             DECEMBER 31,
                                             ------------
                                             2006    2005
                                             ----    ----
                      Asset category
                         Equity securities     75%     72%
                         Debt securities       25      27
                         Other                 --       1
                                              ---     ---
                         Total                100%    100%
                                              ===     ===

The overall investment objective of the plan is to meet or exceed the actuarial assumptions. The plan is assumed to exist in perpetuity; therefore, the investment portfolio is managed to provide stable and growing income, as well as to achieve growth in principal equal to the rate of inflation. Allocation of plan assets is reviewed at least annually. Investment guidelines are: equity securities, a range of 35% to 75% of the total portfolio's value, with no more than 20% of the total equity exposure in non-U.S. equities; fixed income, a range of 25% to 65% of the total portfolio's value; cash, up to 5% of the portfolio's value. The portfolio may be invested in individual securities, mutual funds or co-mingled funds of various kinds. In order to achieve a prudent level of portfolio diversification, the securities of any one company or issuer, other than the U.S. Treasury, should not exceed 5% of the portfolio's value and no more than 20% of the fund should be invested in any one industry. Without specific written instructions from the Plan Administrator, the plan will not be invested in short sales of individual securities, put or call options on individual securities or commodities, or commodity futures.

CONTRIBUTIONS

The Company is not expected to make a contribution to the pension plan during 2007.

BENEFIT PAYMENTS

The expected benefit payments from the Company's pension plan for the years indicated are as follows:

                            2007                $ 3,136
                            2008                  2,997
                            2009                  2,880
                            2010                  2,763
                            2011                  2,635
                            2012 through 2016    11,040

OTHER POSTRETIREMENT BENEFITS

The Parent sponsors contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company re-measured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

DEFINED CONTRIBUTION PLANS

Through May 31, 2006, the Company participated in Jefferson-Pilot's defined contribution retirement plan covering most employees and fulltime agents. The Company matched a portion of participant contributions and made profit sharing contributions to a fund that acquired and held Jefferson-Pilot shares through April 2, 2006 and as of April 3, 2006 those shares were converted to shares of the Parent's common stock and going forward shares of the Parent were acquired and held. Plan assets are invested in a trust and under a group variable annuity contract issued by the Company. Plan expense for all years presented was not significant.

Effective June 1, 2006, the Jefferson-Pilot defined contribution retirement plan was merged into the LNC defined contribution retirement plan. The Company matches a portion of participant contributions. Plan assets are invested in a trust.

10. REINSURANCE

The Company attempts to reduce its exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures a portion of individual life insurance risks in excess of its retention, which ranges from $400 to $2,100 for various individual life and annuity products. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No credit losses have resulted from the Company's reinsurance activities for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges and total benefits were as follows:

                                            PERIOD FROM   PERIOD FROM
                                              APRIL 3      JANUARY 1         YEAR ENDED
                                              THROUGH       THROUGH         DECEMBER 31,
                                           DECEMBER 31,     APRIL 2,    -------------------
                                               2006           2006        2005       2004
                                           ------------   -----------   --------   --------
Premiums and other considerations direct     $ 84,920       $ 26,197    $118,353   $121,194
Premiums and other considerations
   assumed                                         27              7          (8)        (8)
Less premiums and other considerations
   ceded                                        5,668            778      15,419     16,102
                                             --------       --------    --------   --------
Net premiums and other considerations        $ 79,279       $ 25,426    $102,926   $105,084
                                             ========       ========    ========   ========
Universal life and investment product
   charges, direct and assumed               $393,232       $118,297    $441,894   $377,000
Less universal life and investment
   product charges ceded                       94,341         23,704      78,655     72,330
                                             --------       --------    --------   --------
Net universal life and investment
   product charges                           $298,891       $ 94,593    $363,239   $304,670
                                             ========       ========    ========   ========
Benefits direct                              $752,376       $265,136    $908,226   $872,540
Benefits assumed                                  192            210         952        350
Less reinsurance recoveries                    80,863         36,691      82,948     90,545
                                             --------       --------    --------   --------
Net benefits                                 $671,705       $228,655    $826,230   $782,345
                                             ========       ========    ========   ========

11. OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income, along with related tax effects, were as follows:

                                                  UNREALIZED
                                                   GAINS ON      DERIVATIVE      ADJUSTMENT
                                                  AVAILABLE-     FINANCIAL      TO INITIALLY
                                                   FOR-SALE     INSTRUMENTS        APPLY
                                                  SECURITIES   GAINS/(LOSSES)     SFAS 158       TOTAL
                                                  ----------   --------------   ------------   ---------
BALANCE AT JANUARY 1, 2004                         $ 243,236       $   707         $   --      $ 243,943
Unrealized holding losses arising during
   period, net of $568 tax benefit                    (1,058)           --             --         (1,058)
Change in fair value of derivatives, net of
   $768 tax benefit                                       --        (1,426)            --         (1,426)
Less: reclassification adjustment
   Losses realized in net income, net of $5,775
      tax benefit                                    (10,726)           --             --        (10,726)
                                                   ---------       -------         ------      ---------
BALANCE AT DECEMBER 31, 2004                         252,904          (719)            --        252,185
Unrealized holding losses arising during
   period, net of $84,860 tax benefit               (157,596)           --             --       (157,596)
Change in fair value of derivatives, net of
   $120 tax benefit                                       --          (222)            --           (222)
Less: reclassification adjustment
   Losses realized in net income, net of $4,508
      tax benefit                                     (8,371)           --             --         (8,371)
                                                   ---------       -------         ------      ---------
BALANCE AT DECEMBER 31, 2005                         103,679          (941)            --        102,738
Unrealized holding losses arising during
   period, net of $90,373 tax benefit               (167,835)           --             --       (167,835)
Change in fair value of derivatives, net of
   $600 tax benefit                                       --         1,116             --          1,116
Less: reclassification adjustment
   Losses realized in net income, net of $1,302
      tax benefit                                     (2,419)           --             --         (2,419)
                                                   ---------       -------         ------      ---------
Balance at April 2, 2006                             (61,737)          175             --        (61,562)
Acquisition by Lincoln National Corporation:
Purchase accounting elimination of AOCI               61,737          (175)            --         61,562
                                                   ---------       -------         ------      ---------
Balance at April 3, 2006                                  --            --             --             --
Unrealized holding gains arising during
   period, net of $33,808 tax benefit                 62,787            --             --         62,787
Change in fair value of derivatives, net of
   $273 tax benefit                                       --          (498)            --           (498)
Less: Adjustment to initially apply SFAS 158              --            --          9,872          9,872
Gains realized in net income, net of
   $681 tax                                            1,265            --             --          1,265
                                                   ---------       -------         ------      ---------
BALANCE AT DECEMBER 31, 2006                       $  61,522       $  (498)        $9,872      $  70,896
                                                   =========       =======         ======      =========

12. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company has entered into service agreements with the Parent and other subsidiaries of the Parent for personnel and facilities usage, general management services and investment management services. The Company was reimbursed $199,010, $235,596 and $202,368 in 2006, 2005 and 2004, for general management and investment services provided by the Company, of which $45,885 and $24,911 remained receivable as of December 31, 2006 and 2005, related to these agreements. The Company also made various disbursements to its affiliates, of which $8,068 and $6,292 remained payable as of December 31, 2006 and 2005. These balances are included in other assets on the consolidated balance sheets.

The Company owns no securities of the Parent or any affiliate of the Parent other than the following, reflected at the carrying amounts in the consolidated balance sheets as of December 31:

                                                                                  2006      2005
                                                                                -------   -------
Lincoln Financial Media Company (affiliate) Senior Promissory Notes due 2005
   through 2013, interest ranging from 4.2% to 7.7%                             $11,852   $16,246
Lincoln National Corporation (Parent) Senior Notes Series due 2008 interest
   4.6%                                                                          92,000    92,000

The Company recognized interest income totaling $3,667 from April 3 through December 31, 2006, $1,317 from January 1 through April 2, 2006, and $5,117 and $5,601 for the years ended December 31, 2005 and 2004, related to the preceding assets.

The Company has an agreement with its affiliate broker/dealer, Jefferson Pilot Variable Corporation (JPVC). The agreement calls for the Company to pay JPVC for sales of the Company's variable annuity contracts. The amount paid is based on sales during the period and contracts in force. The Company recorded expense of $11 from April 3 through December 31, 2006, $3 from January 1 through April 2, 2006, and $20 and $30 for the years ended December 31, 2005 and 2004, related to this agreement.

During 1999, the Company paid an affiliate, Jefferson Pilot Financial Life Insurance Company (JPFIC) $100,000 in premiums for a company owned life insurance policy on certain of its employees. At December 31, 2006 and 2005, the cash surrender value of this policy totaled approximately $147,884 and $140,730.

The Company paid dividends to the Parent of $2,200 from April 3 through December 31, 2006, $0 from January 1 through April 2, 2006, and $89,000 and $10,000 for the years ended December 31, 2005 and 2004.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and fair values of financial instruments as of December 31 were as follows:

                                                                 2006                        2005
                                                      -------------------------   -------------------------
                                                        CARRYING        FAIR        CARRYING        FAIR
                                                          VALUE        VALUE          VALUE        VALUE
                                                      -----------   -----------   -----------   -----------
FINANCIAL ASSETS
Debt securities available-for-sale                    $13,243,588   $13,243,588   $11,340,518   $11,340,518
Debt securities held-to-maturity                               --            --     1,325,157     1,378,716
Equity securities available-for-sale                          549           549           427           427
Mortgage loans on real estate                           2,376,014     2,421,664     2,417,618     2,553,161
Policy loans                                              279,686       305,635       258,362       289,140
Derivative financial instruments                          190,594       190,594       111,550       111,550
FINANCIAL LIABILITIES
Annuity contract liabilities in  accumulation phase     6,935,423     6,149,237     7,001,788     6,295,549
Funding agreements                                        301,405       301,405       301,157       301,157
Securities sold under repurchase agreements                    --            --       300,835       300,835

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the consolidated balance sheets due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the consolidated balance sheets.

The fair values of debt and equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expected future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the consolidated balance sheets, are estimated to equal the cash surrender values of the contracts.

The fair value of the funding agreements approximates the carrying value since interest is based on a variable rate. The above carrying and fair value amounts at December 31, 2006 include $1,405 in accrued interest.

The fair value of the liability for securities sold under repurchase agreements approximates its carrying amount, which includes accrued interest.

14. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt securities for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the Company's consolidated balance sheets, approximated $203,570 as of December 31, 2006.

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from one to seven years. Neither annual rent nor future rental commitments are significant.

In the normal course of business, the Company and its subsidiary are parties to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or liquidity, although it could have a material adverse effect on the results of operations for a specific period.

15. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets and report results through four business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through two segments, Retirement Products and Group Protection, formerly referred to as Benefit Partners. Through its Retirement Products segment, Employer Markets provides employer-sponsored corporate/bank owned life insurance. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans. Most of the Company's group contracts are sold to employers with fewer than 500 employees. The Company also has "Other Operations", which includes the financial data for operations that are not directly related to the business segments, unallocated items (such as corporate investment income on assets not allocated to its business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Segment operating revenue and income (loss) from operations are internal measures used by the Company's management and Board of Directors to evaluate and assess the results of its segments. Operating revenue is GAAP revenue excluding realized gains and losses on investments. Income (loss) from operations is GAAP net income excluding net realized investment gains and losses. The Company's management and Board of Directors believe that operating revenue and income
(loss) from operations explain the results of its ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current businesses because net realized investment gains and losses are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments.

Operating revenue and income (loss) from operations do not replace revenues and net income as the GAAP measure of the Company' consolidated results of operations.

The following tables show financial data by segment:

                                           PERIOD FROM   PERIOD FROM
                                            APRIL 3       JANUARY 1          YEAR ENDED
                                            THROUGH        THROUGH          DECEMBER 31,
                                          DECEMBER 31,     APRIL 2,    -----------------------
                                              2006           2006         2005         2004
                                          ------------   -----------   ----------   ----------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities                 $  384,340      $134,073    $  453,326   $  440,099
      Life Insurance                          624,443       197,345       767,528      691,642
                                           ----------      --------    ----------   ----------
         Individual Markets Total           1,008,783       331,418     1,220,854    1,131,741
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement Products                      77,804        25,935       103,581      106,806
      Group Protection                          8,089         3,069         9,919       11,774
                                           ----------      --------    ----------   ----------
         Employer Markets Total                85,893        29,004       113,500      118,580
                                           ----------      --------    ----------   ----------
Other Operations                               43,752        13,117        67,111       66,183
Net realized gain (loss) on investments        (4,446)       (4,046)       (4,529)     (12,218)
                                           ----------      --------    ----------   ----------
   Total                                   $1,133,982      $369,493    $1,396,936   $1,304,286
                                           ==========      ========    ==========   ==========
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Individual Annuities                 $   45,787      $ 16,640    $   56,758   $   53,464
      Life Insurance                          122,583        32,792       136,346      124,656
                                           ----------      --------    ----------   ----------
         Individual Markets Total             168,370        49,432       193,104      178,120
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement Products                      12,549         3,675        12,090       11,256
      Group Protection                          3,241         1,322         2,995        5,143
                                           ----------      --------    ----------   ----------
         Employer Markets Total                15,790         4,997        15,085       16,399
                                           ----------      --------    ----------   ----------
Other Operations                               16,857         7,481        31,579       29,389
Cumulative effect of change                        --            --            --       (9,356)
Net realized gain (loss) on investments        (2,890)       (2,630)       (2,944)      (7,942)
                                           ----------      --------    ----------   ----------
NET INCOME                                 $  198,127      $ 59,280    $  236,824   $  206,610
                                           ==========      ========    ==========   ==========

                                     DECEMBER 31,
                             -------------------------
                                2006          2005
                             -----------   -----------
ASSETS:
   Individual Markets:
      Individual Annuities   $ 8,612,968   $ 8,068,493
      Life Insurance           9,146,659     9,126,790
   Employer Markets:
      Retirement Products      1,683,445     1,660,498
      Group Protection           134,449       150,219
   Other Operations            1,671,839      (328,703)
                             -----------   -----------
      Total                  $21,249,360   $18,677,297
                             ===========   ===========

16. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123(R) under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total stock-based compensation expense allocated to the Company for the period April 3 through December 31, 2006 was $4,418 related to the various LNC stock incentive plans. Total stock-based compensation expense allocated to the Company for the period January 1 through April 2, 2006 was $6,312. The compensation cost is included in the general and administrative expenses, net of deferrals, line item on the Company's consolidated statements of income.

Excluding the option grants made in February 2006, outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an expense of $3,401 on April 2, 2006.

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS

                                                              2006       2005
                                                            --------   ---------
                                                                (IN MILLIONS)
                                                            --------------------
ASSETS
Investments:
   Securities available-for-sale, at fair value:
      Fixed maturity (cost: 2006 -- $31,204; 2005 --
         $31,267)                                           $ 31,840   $ 32,245
      Equity (cost: 2006 -- $191; 2005 -- $95)                   203        101
   Trading securities                                          2,820      2,985
   Mortgage loans on real estate                               3,571      3,662
   Real estate                                                   175        182
   Policy loans                                                1,898      1,858
   Derivative investments                                         49         41
   Other investments                                             657        423
                                                            --------   --------
         Total Investments                                    41,213     41,497
Cash and invested cash                                         1,308      1,962
Deferred acquisition costs and value of business acquired      4,859      4,418
Premiums and fees receivable                                     283        285
Accrued investment income                                        477        500
Amounts recoverable from reinsurers                            6,798      6,955
Goodwill                                                         919        919
Other assets                                                   1,112      1,091
Assets held in separate accounts                              69,099     56,427
                                                            --------   --------
         Total Assets                                       $126,068   $114,054
                                                            ========   ========
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:
Insurance and Investment Contract Liabilities:
   Insurance policy and claim reserves                      $ 10,350   $ 10,384
   Investment contract and policyholder funds                 34,753     35,273
                                                            --------   --------
         Total Insurance and Investment Contract
            Liabilities                                       45,103     45,657
Short-term debt                                                   21         34
Long-term debt                                                 1,390      1,250
Reinsurance related derivative liability                         218        278
Funds withheld reinsurance liabilities                         1,816      1,711
Deferred gain on indemnity reinsurance                           759        835
Other liabilities                                              2,069      2,536
Liabilities related to separate accounts                      69,099     56,427
                                                            --------   --------
         Total Liabilities                                   120,475    108,728
                                                            --------   --------
COMMITMENTS AND CONTINGENCIES (SEE NOTE 9)
SHAREHOLDER'S EQUITY:
Common stock -- 10,000,000 shares authorized                      25         25
Retained earnings                                              5,268      4,848
Accumulated Other Comprehensive Income:
   Net unrealized gain on securities available-for-sale          315        452
   Net unrealized gain/(loss) on derivative instruments           (9)         7
   Minimum pension liability adjustment                           --         (6)
   Adjustment to initially apply SFAS 158                         (6)        --
                                                            --------   --------
         Total Accumulated Other Comprehensive Income            300        453
                                                            --------   --------
         Total Shareholder's Equity                            5,593      5,326
                                                            --------   --------
         Total Liabilities and Shareholder's Equity         $126,068   $114,054
                                                            ========   ========

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

                                           2006     2005     2004
                                          ------   ------   ------
                                                (IN MILLIONS)
                                          ------------------------
REVENUE:
Insurance premiums                        $   54   $   67   $  158
Insurance fees                             1,841    1,575    1,405
Net investment income                      2,594    2,592    2,593
Realized gain (loss) on investments            2      (16)     (45)
Amortization of deferred gain on
   indemnity reinsurance                      76       77       87
Other revenue and fees                       258      316      275
                                          ------   ------   ------
   Total Revenue                           4,825    4,611    4,473
                                          ------   ------   ------
BENEFITS AND EXPENSES:
Benefits                                   2,178    2,122    2,143
Underwriting, acquisition, insurance
   and other expenses                      1,577    1,544    1,475
Interest and debt expense                     80       78       79
                                          ------   ------   ------
   Total Benefits and Expenses             3,835    3,744    3,697
                                          ------   ------   ------
Income before Federal Income Taxes           990      867      776
Federal income taxes                         247      223      193
                                          ------   ------   ------
Income before Cumulative Effect of
   Accounting Changes                        743      644      583
Cumulative Effect of Accounting Changes
   (net of Federal income taxes)              --       --      (26)
                                          ------   ------   ------
   Net Income                             $  743   $  644   $  557
                                          ======   ======   ======

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                            2006     2005     2004
                                           ------   ------   ------
                                                 (IN MILLIONS)
                                           ------------------------
COMMON STOCK:
Balance at beginning and end-of-year       $   25   $   25   $   25
RETAINED EARNINGS:
Balance at beginning-of-year                4,848    4,385    3,856
Comprehensive income                          596      315      566
Less other comprehensive income (loss)
   (net of federal income tax):
   Net unrealized gain (loss) on
      securities available-for-sale,
      net of reclassification adjustment     (137)    (329)      23
   Net unrealized loss on derivative
      instruments                             (16)      (7)     (10)
   Minimum pension liability adjustment         6        7       (4)
                                           ------   ------   ------
Net Income                                    743      644      557
Additional investment by Lincoln
   National Corporation/Stock
   Compensation                                27       19      122
Dividends declared                           (350)    (200)    (150)
                                           ------   ------   ------
      Balance at End-of-Year                5,268    4,848    4,385
                                           ------   ------   ------
NET UNREALIZED GAIN ON SECURITIES
   AVAILABLE-FOR-SALE:
Balance at beginning-of-year                  452      781      758
Change during the year                       (137)    (329)      23
                                           ------   ------   ------
      Balance at End-of-Year                  315      452      781
                                           ------   ------   ------
NET UNREALIZED GAIN ON DERIVATIVE
   INSTRUMENTS:
Balance at beginning-of-year                    7       14       24
Change during the year                        (16)      (7)     (10)
                                           ------   ------   ------
      Balance at End-of-Year                   (9)       7       14
                                           ------   ------   ------
MINIMUM PENSION LIABILITY ADJUSTMENT:
Balance at beginning-of-year                   (6)     (13)      (9)
Change during the year                          6        7       (4)
                                           ------   ------   ------
      Balance at End-of-Year                   --       (6)     (13)
                                           ------   ------   ------
ADJUSTMENT TO INITIALLY APPLY SFAS 158:        (6)      --       --
                                           ------   ------   ------
Total Shareholder's Equity at End-of-Year  $5,593   $5,326   $5,192
                                           ======   ======   ======

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              2006      2005      2004
                                                            -------   -------   -------
                                                                   (IN MILLIONS)
                                                            ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                  $   743   $   644   $   557
Adjustments to reconcile net income to net cash provided
   by operating activities:
   Deferred acquisition costs and value of business
      acquired                                                 (391)     (430)     (350)
   Premiums and fees receivable                                   2        54       112
   Accrued investment income                                     23        (4)       (5)
   Insurance policy and claim reserves                          (14)   (1,082)   (1,347)
   Net trading securities purchases, sales and maturities       165       (72)      (99)
   Cumulative effect of accounting change                        --        --        39
   Investment contract and policyholder funds                   778     1,893     1,536
   Amounts recoverable from reinsurers                          157       101       375
   Federal income taxes                                          43       144       121
   Stock-based compensation expense                              --        18        19
   Depreciation                                                  27        64        48
   Realized gain (loss) on investments and derivative
      instruments                                                (2)       16        59
   Gain on sale of subsidiaries/business                         --        --       (14)
   Amortization of deferred gain                                (76)      (77)      (87)
   Other                                                       (210)     (607)     (275)
                                                            -------   -------   -------
      Net Adjustments                                           502        18       132
                                                            -------   -------   -------
      Net Cash Provided by Operating Activities               1,245       662       689
                                                            -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Securities available-for-sale:
   Purchases                                                 (6,487)   (5,725)   (9,001)
   Sales                                                      4,181     3,767     4,740
   Maturities                                                 2,282     2,392     2,468
Purchase of other investments                                  (408)   (1,008)   (1,938)
Sale or maturity of other investments                           104     1,151     2,187
Proceeds from disposition of business                            --        --        10
Other                                                          (155)        9       146
                                                            -------   -------   -------
      Net Cash Provided by (Used in) Investing Activities      (483)      586    (1,388)
                                                            -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of long-term debt                                      140        --        47
Payment of long-term debt                                        --       (47)       --
Net decrease in short-term debt                                 (13)        2       (10)
Universal life and investment contract deposits               4,791     4,783     4,928
Universal life and investment contract withdrawals           (4,268)   (3,755)   (3,353)
Investment contract transfers                                (1,821)   (1,483)   (1,336)
Increase in cash collateral on loaned securities                 --        45       181
Increase in funds withheld liability                            105       131        87
Capital contribution from shareholder                            --        --       100
Dividends paid to shareholders                                 (350)     (200)     (150)
                                                            -------   -------   -------
      Net Cash Provided by (Used in) Financing Activities    (1,416)     (524)      494
                                                            -------   -------   -------
      Net Increase (Decrease) in Cash and Invested Cash        (654)      724      (205)
                                                            -------   -------   -------
Cash and Invested Cash at Beginning-of-Year                   1,962     1,238     1,443
                                                            -------   -------   -------
      Cash and Invested Cash at End-of-Year                 $ 1,308   $ 1,962   $ 1,238
                                                            =======   =======   =======

See accompanying notes to the Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION.

The accompanying Consolidated Financial Statements include The Lincoln National Life Insurance Company ("the Company") and its majority-owned subsidiaries ("LNL" or the "Company" which may be referred to as "we" or "us"). The Company is domiciled in Indiana. Lincoln National Corporation ("LNC") owns 100% of the Company on a direct basis and its subsidiaries on an indirect basis. The Company owns 100% of the outstanding common stock of two insurance company subsidiaries:
First Penn-Pacific Life Insurance Company ("First Penn") and Lincoln Life & Annuity Company New York ("Lincoln Life New York"). The Company also owns several non-insurance companies, including Lincoln Financial Distributors ("LFD") and Lincoln Financial Advisors ("LFA"), LNC's internally owned wholesaling and retailing business units, respectively.

On April 3, 2006, LNC acquired the Jefferson-Pilot Corporation ("Jefferson-Pilot"). As a result of this transaction, the following affiliates of Jefferson-Pilot became affiliates of LNC: Jefferson Pilot Financial Insurance Company ("JPFIC"), which is domiciled in Nebraska; Jefferson-Pilot Life Insurance Company ("JPL"), which is domiciled in North Carolina; and JPFIC's wholly owned subsidiary Jefferson-Pilot LifeAmerica Insurance Company ("JP LifeAmerica"), which is domiciled in the state of New Jersey and commercially domiciled in New York.

On January 17, 2007, The Nebraska Insurance Department approved the merger of JPFIC with and into LNL. The Indiana Department of Insurance has not yet issued its final approval due to a limitation in its laws regarding approval of a transaction in excess of 90 days before closing. The anticipated effective date of the proposed transaction is July 2, 2007.

On February 15, 2007, the North Carolina Department of Insurance approved the merger of JPL, with and into LNL. The Indiana Department of Insurance approved the merger on February 15, 2007. The expected effective date of the merger is April 2, 2007.

On February 22, 2007, the New Jersey Department of Banking and Insurance approved a request to redomicle JPLA from New Jersey to New York. The New York Insurance Department is reviewing for approval a request to redomicile JPLA to New York, and then merge Lincoln Life & Annuity Company of New York with and into JPLA. Subject to the New York Insurance Department approval, the effective date of these proposed transactions is April 2, 2007. The surviving merged company will adopt the name Lincoln Life & Annuity Company of New York.

LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States and several U.S. territories. Operations are divided into two business segments: Individual Markets and Employer Markets (see Note 11). These Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States.

ACCOUNTING ESTIMATES AND ASSUMPTIONS.

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets and derivatives, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, deferred sales inducements, insurance and investment contract liabilities, deferred front end loads, pension plans, income taxes and the potential effects of resolving litigated matters.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"). Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we apply professional judgment and make adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments.

Trading securities consist of fixed maturity and equity securities in designated portfolios, which support modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements. Investment results for these portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements.

For the mortgage-backed securities portion of the trading and available-for-sale fixed maturity securities portfolios, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate;
2) the loan's observable market price; 3) the fair value of the collateral. The provision for losses is reported as realized gain (loss) on investments. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Investment real estate is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Cost is adjusted for impairment when the projected undiscounted cash flow from the investment is less than the carrying value. Impaired real estate is written down to the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Also, valuation allowances for losses are established, as appropriate, for real estate holdings that are in the process of being sold. Real estate acquired through foreclosure proceedings is reclassified on the balance sheet from mortgage loans on real estate to real estate and is recorded at fair value at the settlement date, which establishes a new cost basis. If a subsequent periodic review of a foreclosed property indicates the fair value, less estimated costs to sell, is lower than the carrying value at settlement date, the carrying value is adjusted to the lower amount. Write-downs to real estate and any changes to the reserves on real estate are reported as realized gain
(loss) on investments.

Policy loans are carried at aggregate unpaid balances.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments, derivative gains (losses), gains on sale of subsidiaries/business, and net gain on reinsurance embedded derivative/trading securities. See Note 3 for additional detail. Realized gain (loss) on investments is recognized in net income, net of associated amortization of DAC and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for DAC and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

We hedge certain portions of our exposure to interest rate risk, credit risk, foreign exchange risk and equity fluctuation risk by entering into derivative transactions. We recognize all derivative instruments as either assets or liabilities in the consolidated Balance Sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument based upon the exposure being hedged -- as a cash flow hedge, fair value hedge or a hedge of a net investment in a foreign operation. As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and fair value hedges. In addition, we had derivative instruments that were economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain in fair value on the hedged item attributable to the hedged risk are recognized in net income during the period of change in fair values. For derivative instruments not designated as hedging instruments but are economic hedges, the gain or loss is recognized in current income during the period of change in the corresponding income statement line as the transaction being hedged.

We have certain Modco and CFW reinsurance arrangements with embedded derivatives related to the funds withheld assets.

These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of trading securities in portfolios that support these arrangements.

See Note 9 for further discussion of our accounting policy for derivative instruments.

CASH AND INVESTED CASH.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain
(loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 20 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

VOBA is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products acquired, (i.e., variable deferred annuities) and over the premium paying period for insurance products acquired, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

The carrying amounts of DAC and VOBA are adjusted for the effect of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

Bonus credits and excess interest for dollar cost averaging ("DCA") contracts are considered sales inducements and are deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI") and the unamortized balance is reported in other assets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC. DSI is reported within the other assets caption of the Consolidated Balance Sheets.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. DFEL is reported within the investment contract and policyholder funds caption of the Consolidated Balance Sheets. The deferral and amortization of DFEL is reported within insurance fees in the Consolidated Statements of Income.

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions underlying the amortization of DAC, VOBA, DSI and DFEL. We review the various assumptions including investment margins, mortality and retention. These assumptions also impact the reserves for the guarantee features within our variable annuity and life insurance products. In addition to the annual third quarter review of assumptions, if factors or trends indicate that actual experience varies significantly from these assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs and value of business acquired, referred to as prospective unlockings, are reflected in amortization expense within the Consolidated Statements of Income. Prospective unlockings affecting DSI are reflected in benefits expense and affecting DFEL are included in insurance fees within the Consolidated Statements of Income.

DAC and VOBA are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.


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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REINSURANCE.

We enter into reinsurance agreements with other companies in the normal course of our business. Assets/Liabilities and premiums/benefits from certain reinsurance contracts that grant statutory surplus relief to other insurance companies are netted on the balance sheets and income statements, respectively, since there is a right of offset. All other reinsurance agreements are reported on a gross basis in the balance sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of Modco agreements for which the right of offset also exists.

GOODWILL AND OTHER INTANGIBLE ASSETS.

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

Other intangible assets, which consist of only of DSI as of December 31, 2006 and 2005, net of accumulated amortization are reported in other assets. DSI is amortized as discussed above, under the heading Deferred Acquisition Costs, Value of Business Acquired, Deferred Front End Loads, Deferred Sales Inducements.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in our Consolidated Balance Sheets and is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment.

IMPAIRMENT OF LONG-LIVED ASSETS.

We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held and used until disposed of.

Long-lived assets to be sold are classified as held for sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held for sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

These assets and liabilities related to separate accounts represent segregated funds administered and invested by us and our insurance subsidiaries for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us and our insurance subsidiaries for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the Consolidated Statements of Income.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 0.75% to 13.50%. These investment yield assumptions are intended to represent an estimation of the interest rate experience for the period that these policy benefits are payable.

The liabilities for future claim reserves for variable annuity products containing guaranteed minimum death benefits ("GMDB") features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is then the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.


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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

With respect to its insurance and investment contract liabilities, we continually review our: 1) overall reserve position; 2) reserving techniques and
3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 and 2005 participating policies comprised 1% of the face amount of insurance in-force, and dividend expenses were $70 million, $78 million, and $77 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Universal life and variable life products with secondary guarantees represent approximately 31% of permanent life insurance in-force at December 31, 2006 and approximately 67% of sales of these products in 2006. Liabilities for the secondary guarantees on universal life-type products are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI. The risk for the secondary guarantee is ceded to an affiliate of the Company in an arrangement that does not qualify as reinsurance. If the Company incurs a claim under the secondary guarantee benefit, then the affiliate will reimburse the Company for the cost of insurance charges. The reinsurance of the secondary guarantee is considered a derivative as it does not meet the insurance risk transfer requirements of FAS 113. The fair value of the derivative is determined based on the fair value of the cash flows related to this agreement.

LOANED SECURITIES.

Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. This liability is included within other liabilities in our Consolidated Balance Sheets. Our agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. We value collateral daily and obtain additional collateral when deemed appropriate.

BORROWED FUNDS.

Short-term borrowings are defined as borrowings with contractual or expected maturities of one year or less. Long-term borrowings have contractual or expected maturities greater than one year.

COMMITMENTS AND CONTINGENCIES.

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and estimable.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS.

Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

PREMIUMS ON TRADITIONAL LIFE INSURANCE PRODUCTS.

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

OTHER REVENUES AND FEES.

Other revenue and fees principally consists of amounts earned by LFA, our retail distribution arm, from sales of third party insurance and investment products. Such revenue is recorded as earned at the time of sale.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in our general account during 2004 through 2006 ranged from 4.0% to 7.0%. For traditional life, group health and disability income products, benefits and expenses, other than DAC, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as GMDB, and the change in fair values of guarantees for annuity products with guaranteed income benefits ("GIB") or guaranteed minimum withdrawal benefits ("GMWB").

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

Pursuant to the accounting rules for our obligations to employees under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. We use assumptions for the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate. See Note 7 for more information on our accounting for employee benefit plans.

STOCK-BASED COMPENSATION.

We expense the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to shareholder's equity. For additional information on stock-based incentive compensation see Note 8.

INCOME TAXES.

We and our eligible subsidiaries have elected to file consolidated Federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. The tax sharing agreement also provides that we will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

RECLASSIFICATIONS.

Certain amounts reported in prior years' Consolidated Financial Statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or shareholder's equity of the prior years.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, LNC adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). LNC's results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the amount of stock-based compensation expense allocated to the Company in 2006.

See Note 8 for more information regarding our stock-based compensation plans.

FSP 115-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 -- "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments" references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our consolidated financial condition or results of operations.

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2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES (CONTINUED)

SFAS NO. 158 -- EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS -- AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106, AND 132(R).

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). The guidance requires us to recognize on the balance sheet the funded status of our defined benefit postretirement plans as either an asset or liability, depending on the plans' funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans. Prior service costs or credits and net gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, "Employers' Account for Pensions" or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Under SFAS 158, disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. Retroactive application of SFAS 158 is not permitted. We applied the recognition provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 resulted in a reduction to accumulated other comprehensive income of $6 million.

See Note 7 for more information regarding our adoption of SFAS 158.

SAB NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our consolidated financial statements.

STATEMENT OF POSITION 05-1.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for Deferred Acquisition Costs ("DAC") on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We will adopt this new accounting guidance effective January 1, 2007, primarily impacting our Individual Markets Annuities business. The adoption of this new guidance will impact our assumptions for lapsation used in the amortization of DAC and VOBA on certain blocks of our business. Our adoption will result in a reduction to our DAC and VOBA balances between $20 million to $50 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. The impact of SOP 05-1 is expected to prospectively increase DAC and VOBA amortization $3 million to $20 million, pre-tax, in 2007 assuming that replacement activity, as defined by SOP 05-1, is comparable to recent years. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may

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2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES (CONTINUED)

make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB cleared Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 will not have a material impact on our consolidated financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our consolidated financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our consolidated financial condition and results of operations.

SOP 03-1.

Effective January 1, 2004, we implemented the provisions of AICPA SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). Adjustments arising from implementation, as discussed below, were recorded in net income as a cumulative effect of accounting change.

GUARANTEED MINIMUM DEATH BENEFIT RESERVES. Although there was no method prescribed under GAAP for GMDB reserving until the issuance of SOP 03-1, our Individual Annuities segment had been recording a reserve for GMDBs. At December 31, 2003, our GMDB reserve was $46 million. Adoption of the GMDB reserving methodology under SOP 03-1 resulted in a decrease to reserves of $10 million pre-tax. GMDB reserves were $23 million and $15 million at December 31, 2006 and 2005, respectively, of which $21 and $15 million were ceded to an affiliated reinsurance company.

Application of SOP 03-1 impacts EGPs used to calculate amortization of DAC, VOBA, DSI, and the liability for DFEL. The benefit ratio approach under SOP 03-1 results in a portion of future GMDB fees being accrued as a liability for future GMDB reserves. As a result, the EGPs used in our determination of DAC amortization are lower under SOP 03-1. Therefore upon adoption of SOP 03-1 we reported an unfavorable DAC/VOBA/DSI/DFEL unlocking as a negative cumulative effect adjustment of $43 million pre-tax in 2004.

The combined effects of the GMDB reserve requirements and related unlocking adjustments from implementation of SOP 03-1 resulted in a charge to net income for the cumulative effect of accounting change of $35 million pre-tax ($23 million after-tax) in 2004.

SALES INDUCEMENTS. Our Individual Markets -- Annuities segment variable annuity product offerings include contracts that offer a bonus credit, typically ranging from 2% to 5% of each deposit. We also offer enhanced interest rates to variable annuity contracts that are under DCA funding arrangements. Bonus credits and excess DCA interest are considered sales inducements under SOP 03-1 and, as such, are to be deferred as a sales inducement asset and amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

UNIVERSAL LIFE CONTRACTS. Our Individual Markets -- Life Insurance segment offers an array of individual and survivor-life universal life insurance products that contain features for which SOP 03-1 might apply. A review of the products and their features for possible SOP implications concluded that no additional reserves were necessary with the exception of the MoneyGuard(R) product. MoneyGuard(R) is a universal life insurance product with an acceleration of death benefit feature that provides convalescent care benefit payments when the insured becomes chronically ill. There is an optional extension of benefit rider available that will provide continuation of the convalescent care benefit payments once the total benefits from the base policy have been exhausted. The optional extended benefit payments can be for 2 years, 4 years, or the remaining life of the insured. Charges for the extension rider are deducted from the base policy account value and vary by the length of extension period selected. The adoption of SOP 03-1 in 2004 resulted in a charge recorded as a cumulative effect of accounting change of $4 million pre-tax ($3 million after-tax) for the extension of benefit feature in MoneyGuard(R).

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential effects of SFAS 159 on our consolidated financial condition and results of operations.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                              AMORTIZED
                                                COST       GAINS   LOSSES   FAIR VALUE
                                              ---------   ------   ------   ----------
                                                            (IN MILLIONS)
                                              ----------------------------------------
2006:
   Corporate bonds                             $24,262    $  807   $(238)     $24,831
   U.S. Government bonds                           141         7      --          148
   Foreign government bonds                        689        58      (2)         745
   Asset and mortgage-backed securities:
      Mortgage pass-through securities             389         3      (5)         387
      Collateralized mortgage obligations        3,156        18     (43)       3,131
      Commercial Mortgage Backed Securities      2,235        37     (19)       2,253
      Other asset-backed securities                130         3      --          133
   State and municipal bonds                       113         2      (1)         114
   Redeemable preferred stocks                      89         9      --           98
                                               -------    ------   -----      -------
         Total fixed maturity securities        31,204       944    (308)      31,840
   Equity securities                               191        14      (2)         203
                                               -------    ------   -----      -------
         Total                                 $31,395    $  958   $(310)     $32,043
                                               =======    ======   =====      =======
2005:
   Corporate bonds                             $24,190    $1,106   $(241)     $25,055
   U.S. Government bonds                           143        12      --          155
   Foreign government bonds                        839        62      (3)         898
   Asset and mortgage-backed securities:
      Mortgage pass-through securities             453         5      (6)         452
      Collateralized mortgage obligations        2,982        25     (34)       2,973
      Commercial Mortgage Backed Securities      2,350        52     (20)       2,382
      Other asset-backed securities                 99         3      --          102
   State and municipal bonds                       123         4      (1)         126
   Redeemable preferred stocks                      88        14      --          102
                                               -------    ------   -----      -------
         Total fixed maturity securities        31,267     1,283    (305)      32,245
Equity securities                                   95         6      --          101
                                               -------    ------   -----      -------
         Total                                 $31,362    $1,289   $(305)     $32,346
                                               =======    ======   =====      =======

Future maturities of fixed maturity securities available-for-sale are as follows:

                                          AMORTIZED     FAIR
                                            COST        VALUE
                                          ---------   --------
                                              (IN MILLIONS)
                                          --------------------
Due in one year or less                    $ 1,052    $ 1,056
Due after one year through  five years       6,605      6,759
Due after five years through  ten years      8,538      8,630
Due after ten years                          9,099      9,491
                                           -------    -------
   Subtotal                                 25,294     25,936
Asset and mortgage-backed securities         5,910      5,904
                                           -------    -------
   Total                                   $31,204    $31,840
                                           =======    =======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The amortized cost and estimated fair value of investments in asset/mortgage-backed securities summarized by interest rates of the underlying collateral are as follows:

                                          AMORTIZED     FAIR
                                            COST        VALUE
                                          ---------   --------
                                              (IN MILLIONS)
                                          --------------------
Below 5%                                    $   91     $   91
5%-6%                                        2,458      2,419
6%-7%                                        2,179      2,178
Above 7%                                     1,182      1,216
                                            ------     ------
   Total                                    $5,910     $5,904
                                            ======     ======

The quality ratings of fixed maturity securities available-for-sale are as follows:

    NAIC           RATING AGENCY
DESIGNATION   EQUIVALENT DESIGNATION   FAIR VALUE   % OF TOTAL
-----------   ----------------------   ----------   ----------
                                            (IN MILLIONS)
                                       -----------------------
     1        AAA / AA / A               $19,335       60.7%
     2        BBB                         10,147       31.9%
     3        BB                           1,420        4.5%
     4        B                              748        2.3%
     5        CCC and lower                  169        0.5%
     6        In or near default              21        0.1%
                                         -------      -----
                                         $31,840      100.0%
                                         =======      =====

The major categories of net investment income are as follows:

                                                2006     2005     2004
                                               ------   ------   ------
                                                     (IN MILLIONS)
                                               ------------------------
Fixed maturity securities available-for-sale   $1,970   $1,959   $1,932
Equity securities  available-for-sale              10        7        8
Trading securities                                181      176      173
Mortgage loans on real estate                     271      288      350
Real estate                                        37       48       25
Policy loans                                      120      118      119
Invested cash                                      53       46       21
Other investments                                  61       61       54
                                               ------   ------   ------
   Investment revenue                           2,703    2,703    2,682
Investment expense                                109      111       89
                                               ------   ------   ------
   Net investment income                       $2,594   $2,592   $2,593
                                               ======   ======   ======

Trading securities at fair value retained in connection with Modco and CFW reinsurance arrangements, consisted of the following:

                                         2006     2005
                                        ------   ------
                                         (IN MILLIONS)
                                        ---------------
Corporate bonds                         $2,140   $2,282
U.S. Government bonds                      331      322
Foreign government bonds                    45       52
Asset and mortgage-backed securities:
   Mortgage pass-through securities         24       29
   Collateralized mortgage obligations     111      113
   Commercial Mortgage Backed Securities   133      149
   Other asset-backed securities             8        9
State and municipal bonds                   18       19
Redeemable preferred stocks                  8        8
                                        ------   ------
      Total fixed maturity securities    2,818    2,983
Equity securities                            2        2
                                        ------   ------
      Total                             $2,820   $2,985
                                        ======   ======

The portion of the market adjustment for trading securities still held at December 31, 2006 and 2005 was a loss of $48 million and $70 million, respectively.

The detail of the realized gain (loss) on investments is as follows:

                                                                    2006    2005   2004
                                                                    ----    ----   -----
                                                                        (IN MILLIONS)
                                                                    --------------------
Realized loss on investments and derivative instruments             $(2)   $(21)   $(58)
Gain (loss) on reinsurance embedded derivative/trading securities     4       5      (1)
Gain on sale of subsidiaries/business                                --      --      14
                                                                    ---    ----    ----
Total realized gain (loss) on investments                           $ 2    $(16)   $(45)
                                                                    ===    ====    ====

The detail of the realized loss on investments and derivative instruments is as follows:

                                                 2006   2005    2004
                                                -----   ----   -----
                                                    (IN MILLIONS)
                                                --------------------
Fixed maturity securities  available-for-sale
   Gross gain                                    $103   $113   $ 107
   Gross loss                                     (82)   (90)   (115)
Equity securities available-for-sale
   Gross gain                                       1      8      19
   Gross loss                                      --     --      (1)
Other investments                                   9     10       4
Associated amortization of  deferred
   acquisition costs and  provision for
   policyholder  commitments                      (31)   (52)    (51)
Investment expenses                                (2)    (9)    (10)
                                                -----   ----   -----
Total Investments                                  (2)   (20)    (47)
Derivative instruments net of  associated
   amortization of  deferred acquisition
   costs                                           --     (1)    (11)
                                                -----   ----   -----
   Total investments and derivative
      instruments                                $ (2)  $(21)  $ (58)
                                                =====   ====   =====

Provisions (credits) for write-downs and net changes in allowances for loss, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                2006   2005   2004
                                ----   ----   ----
                                   (IN MILLIONS)
                                ------------------
Fixed maturity securities        $56    $19    $67
available-for-sale
Mortgage loans on real estate      1     (6)    (2)
                                 ---    ---    ---
Total                            $57    $13    $65
                                 ===    ===    ===

The change in unrealized appreciation (depreciation) on investments in fixed maturity and equity securities available-for-sale is as follows:

                             2006    2005   2004
                            -----   -----   ----
                                (IN MILLIONS)
                            --------------------
Fixed maturity securities   $(342)  $(839)   $61
Equity securities               6      (6)    (6)
                            -----   -----    ---
Total                       $(336)  $(845)   $55
                            =====   =====    ===

For securities available for sale held by us at December 31, 2006 and 2005 that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                               FAIR    % FAIR   AMORTIZED   % AMORTIZED   UNREALIZED   % UNREALIZED
                              VALUE     VALUE      COST          COST        LOSS           LOSS
                             -------   ------   ---------   -----------   ----------   ------------
                                                          (IN MILLIONS)
                             ----------------------------------------------------------------------
2006
less than or equal to
 90 days                     $ 3,646     27.5%   $ 3,672        27.0%       $ (26)          8.4%
greater than 90 days but
 less than or equal 180 days     112      0.8%       115         0.9%          (3)          1.0%
greater than 180 days but
 less than or equal 270 days     842      6.3%       861         6.3%         (19)          6.1%
greater than 270 days but
 less than or equal 1 year     1,456     11.0%     1,492        11.0%         (36)         11.6%
greater than 1 year            7,226     54.4%     7,452        54.8%        (226)         72.9%
                             -------    -----    -------       -----        -----         -----
   Total                     $13,282    100.0%   $13,592       100.0%       $(310)        100.0%
                             =======    =====    =======       =====        =====         =====
2005
less than or equal to
 90 days                     $ 3,006     27.6%   $ 3,039        27.1%       $ (33)         10.8%
greater than 90 days but
 less than or equal 180 days   5,152     47.4%     5,258        47.1%        (106)         34.8%
greater than 180 days but
 less than or equal 270 days     374      3.4%       384         3.4%         (10)          3.3%
greater than 270 days but
 less than or equal 1 year       789      7.2%       822         7.3%         (33)         10.8%
greater than 1 year            1,570     14.4%     1,693        15.1%        (123)         40.3%
                             -------    -----    -------       -----        -----         -----
   Total                     $10,891    100.0%   $11,196       100.0%       $(305)        100.0%
                             =======    =====    =======       =====        =====         =====

For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                                    LESS THAN
                                               OR EQUAL TO TWELVE     GREATER THAN TWELVE
                                                     MONTHS                 MONTHS                  TOTAL
                                              --------------------   --------------------   ---------------------
                                                           GROSS                  GROSS                   GROSS
                                                FAIR    UNREALIZED    FAIR     UNREALIZED     FAIR     UNREALIZED
                                               VALUE      LOSSES      VALUE      LOSSES       VALUE      LOSSES
                                              -------   ----------   -------   ----------   --------   ----------
                                                                         (IN MILLIONS)
                                              -------------------------------------------------------------------
2006:
   Corporate bonds                            $ 4,527    $   (71)    $ 4,892    $  (167)    $  9,419     $(238)
   U.S. Government bonds                            3         --          --         --            3        --
   Foreign government bonds                        56         (1)         62         (1)         118        (2)
   Asset and mortgage-backed securities:
      Mortgage pass-through securities             63         --         223         (5)         286        (5)
      Collateralized mortgage obligations         890         (7)      1,320        (36)       2,210       (43)
      Commercial Mortgage Backed Securities       451         (3)        663        (16)       1,114       (19)
      Other asset-backed securities                --         --          21         --           21        --
   State and municipal bonds                       16         --          44         (1)          60        (1)
   Redeemable preferred stocks                     --         --           1         --            1        --
                                              -------    -------     -------    -------     --------     -----
         Total fixed maturity securities        6,006        (82)      7,226       (226)      13,232      (308)
Equity securities                                  50         (2)         --         --           50        (2)
                                              -------    -------     -------    -------     --------     -----
         Total                                $ 6,056    $   (84)    $ 7,226    $  (226)    $ 13,282     $(310)
                                              =======    =======     =======    =======     ========     =====
2005:
   Corporate bonds                            $ 6,300    $  (132)    $ 1,235    $  (109)    $  7,535     $(241)
   U.S. Government bonds                           --         --          --         --           --        --
   Foreign government bonds                       169         (3)         38         --          207        (3)
   Asset and mortgage-backed securities:
      Mortgage pass-through securities            320         (4)         39         (2)         359        (6)
      Collateralized mortgage obligations       1,589        (27)        145         (7)       1,734       (34)
      Commercial Mortgage Backed Securities       888        (16)        100         (4)         988       (20)
      Other asset-backed securities                23         --          --         --           23        --
   State and municipal bonds                       31         --          13         (1)          44        (1)
   Redeemable preferred stocks                      1         --          --         --            1        --
                                              -------    -------     -------    -------     --------     -----
         Total fixed maturity securities        9,321       (182)      1,570       (123)      10,891      (305)
Equity securities                                  --         --          --         --           --        --
                                              -------    -------     -------    -------     --------     -----
         Total                                $ 9,321    $  (182)    $ 1,570    $  (123)    $ 10,891     $(305)
                                              =======    =======     =======    =======     ========     =====

Securities available-for-sale that were deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors we considered in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) our ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 10 - Fair Value of Financial Instruments to the Consolidated Financial Statements for a general discussion of the methodologies and assumptions used to determine estimated fair values.

The balance sheet captions, "Real estate" and "Other assets," which includes property and equipment, include accumulated depreciation as follows:

                          2006   2005
                          ----   ----
                         (IN MILLIONS)
                         -------------
Real estate               $ 25   $ 19
Property and equipment     240    255


Impaired mortgage loans along with the related allowance for losses are as follows:

                                            2006   2005
                                            ----   ----
                                           (IN MILLIONS)
                                           -------------
Impaired loans with allowance for losses     $27    $66
Allowance for losses                          (1)    (9)
                                             ---    ---
   Net impaired loans                        $26    $57
                                             ===    ===

We believe the allowance for losses is maintained at a level adequate to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

A reconciliation of the mortgage loan allowance for losses for these impaired mortgage loans is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Balance at beginning-of-year          $ 9    $15    $17
Provisions for losses                   1      2      5
Releases due to principal paydowns     (9)    (8)    (7)
                                      ---    ---    ---
   Balance at end-of-year             $ 1    $ 9    $15
                                      ===    ===    ===

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

                                                2006   2005   2004
                                                ----   ----   ----
                                                  (IN MILLIONS)
                                                ------------------
Average recorded investment in impaired loans    $41    $62   $101
Interest income recognized on impaired loans       4      5      9

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2006 and 2005, we had no mortgage loans on non-accrual status. As of December 31, 2006 and 2005, we had no mortgage loans past due 90 days and still accruing.

As of December 31, 2006 and 2005, we had restructured mortgage loans of $15 million and $45 million, respectively. We recorded $1 million and $2 million of interest income on these restructured mortgage loans in 2006 and 2005, respectively. Interest income in the amount of $1 million and $4 million would have been recorded on these mortgage loans according to their original terms in 2006 and 2005, respectively. As of December 31, 2006 and 2005, we had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2006, our investment commitments for fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate were $1,072 million. This includes $283 million of standby commitments to purchase real estate upon completion and leasing.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled $40 million and $67 million at December 31, 2006 and 2005, respectively.

4. FEDERAL INCOME TAXES

The Federal income tax expense is as follows:

                       2006   2005   2004
                       ----   ----   ----
                          (IN MILLIONS)
                       ------------------
Current                $148   $111   $ 98
Deferred                 99    112     95
                       ----   ----   ----
   Total tax expense   $247   $223   $193
                       ====   ====   ====

The effective tax rate on pre-tax income from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Tax rate times pre-tax income        $347   $303   $272
Effect of:
   Tax-preferred investment income    (80)   (63)   (69)
   Tax credits                        (16)   (14)   (14)
   Other                               (4)    (3)     4
                                     ----   ----   ----
      Provision for income taxes     $247   $223   $193
                                     ====   ====   ====
      Effective tax rate               25%    26%    25%

The Federal income tax liability, included in other liabilities on the Consolidated Balance Sheets is as follows:

                                         2006   2005
                                         ----   ----
                                        (IN MILLIONS)
                                         -----------
Current                                   $20    $77
Deferred                                   28     24
                                          ---   ----
   Total Federal income tax liability     $48   $101
                                          ===   ====

Significant components of our deferred tax assets and liabilities are as follows:

                                                        2006     2005
                                                       ------   ------
                                                        (IN MILLIONS)
                                                       ---------------
Deferred tax assets:
Insurance and investment contract liabilities          $1,275   $1,206
Reinsurance deferred gain                                 265      291
Modco embedded derivative                                  76       98
Postretirement benefits other than pension                 14       15
Compensation related                                      111      100
Ceding commission asset                                     9       11
Other                                                      89       53
                                                        -----    -----
   Total deferred tax assets                            1,839    1,774
                                                        -----    -----
Deferred tax liabilities:
Deferred acquisition costs                              1,208      998
Net unrealized gain on securities available-for-sale      230      351
Trading security gains                                     74       91
Present value of business in-force                        238      260
Other                                                     117       98
                                                        -----    -----
   Total deferred tax liabilities                       1,867    1,798
                                                        -----    -----
Net deferred tax liability                             $   28   $   24
                                                       ======   ======

We and our affiliates are part of a consolidated Federal income tax filing with LNC. Cash paid for Federal income taxes in 2006, 2005 and 2004 was $208 million, $75 million and $56 million, respectively.

We are required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, was suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to our consolidated results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which we continue to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. We do not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", excluding amounts attributable to the indemnity reinsurance transaction with Swiss Re, are as follows:

                                     2006    2005    2004
                                    -----   -----   -----
                                        (IN MILLIONS)
                                    ---------------------
Insurance assumed                   $  --   $   1   $  --
Insurance ceded                      (827)   (767)   (640)
                                    -----   -----   -----
   Net reinsurance
      premiums and fees             $(827)  $(766)  $(640)
                                    =====   =====   =====

The 2005 and 2004 amounts reported above for insurance ceded to other companies have been adjusted to conform to the 2006 presentation. These adjustments had no effect on insurance premiums, fees or net income presented in the Consolidated Statements of Income as the gross premiums and fees were offset by equal amounts.

The income statement caption, "Benefits," is net of reinsurance recoveries of $0.7 billion for 2006 and 2005 and $0.6 billion for 2004.

A roll forward of DAC is as follows:

                                    2006     2005     2004
                                   ------   ------   ------
                                         (IN MILLIONS)
                                   ------------------------
Balance at beginning-of-year       $3,676   $2,904   $2,552
Deferral                            1,062      934      868
Amortization                         (608)    (427)    (415)
Adjustment related to realized
   gains on securities
   available-for-sale                 (39)     (48)     (46)
Adjustment related to unrealized
   losses on securities
   available-for-sale                  90      313      (16)
Cumulative effect of
   accounting change                   --       --      (39)
                                   ------   ------   ------
Balance at end-of-year             $4,181   $3,676   $2,904
                                   ======   ======   ======

A roll forward of VOBA is as follows:

                                 2006   2005    2004
                                 ----   ----   -----
                                    (IN MILLIONS)
                                 -------------------
Balance at beginning-of-year     $742   $819   $ 922
   Amortization, net              (63)   (77)   (103)
   Adjustment related to
      realized gains on
      securities
      available-for-sale           (1)    --      --
                                 ----   ----   -----
Balance at end-of-year           $678   $742   $ 819
                                 ====   ====   =====

Future estimated amortization of VOBA is as follows (in millions):

2007-$63   2008-$66          2009-$64
2010-$62   2011-$41   Thereafter-$382

Realized losses on investments and derivative instruments on the Consolidated Statements of Income for the year ended December 31, 2006, 2005 and 2004 are net of amounts amortized against DAC of $39 million, $48 million and $46 million, respectively. In addition, realized gains and losses for the year ended December 31, 2006, 2005 and 2004 are net of adjustments made to policyholder reserves of $9 million, $(2) million and $(2) million, respectively. We have either a contractual obligation or a consistent historical practice of making allocations of investment gains or losses to certain policyholders and to certain reinsurance arrangements.

A rollforward of DSI, included in Other assets on the Consolidated Balance Sheets, is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                 (IN MILLIONS)
                               ------------------
Balance at beginning-of-year   $129   $ 85   $ 45
   Capitalized                   70     60     50
   Amortization                 (21)   (16)   (10)
                               ----   ----   ----
Balance at end-of-year         $178   $129   $ 85
                               ====   ====   ====

Details underlying the income statement caption, "Underwriting, acquisition, insurance and other expenses," are as follows:

                                    2006     2005     2004
                                   ------   ------   ------
                                        (IN MILLIONS)
                                   ------------------------
Commissions                        $1,043   $  899   $1,208
General and administrative
   expenses                           816      966      532
DAC and VOBA deferrals,
   net of amortization               (391)    (431)    (350)
Taxes, licenses and fees               96       81       85
Restructuring charges - includes
   merger-integration expenses         13       29       --
                                   ------   ------   ------
   Total                           $1,577   $1,544   $1,475
                                   ======   ======   ======

The carrying amount of goodwill by reportable segment as of December 31, is as follows:

                         2006   2005
                         ----   ----
                        (IN MILLIONS)
                         -----------
Individual Markets:
   Life Insurance        $855   $855
   Annuities               44     44
Employer Markets:
   Retirement Products     20     20
                         ----   ----
   Total                 $919   $919
                         ====   ====

Details underlying the balance sheet caption, "Insurance contract and policyholder funds," are as follows:

                              2006      2005
                            -------   -------
                              (IN MILLIONS)
                            -----------------
Premium deposit funds       $20,499   $21,755
Other policyholder funds     13,666    12,975
Deferred front end loads        486       432
Undistributed earnings on
   participating business       102       111
                            -------   -------
   Total                    $34,753   $35,273
                            =======   =======

Details underlying the balance sheet captions related of short-term debt and long-term debt are as follows:

                                          2006     2005
                                         ------   ------
                                          (IN MILLIONS)
                                         ---------------
Short-term debt                          $   21   $   34
                                         ======   ======
Long-term debt:
Note due Lincoln National Corporation,
   due September 2008                    $  140   $   --
Surplus notes due Lincoln National
   Corporation:
   6.56% surplus note, due 2028             500      500
   6.03% surplus note, due 2028             750      750
                                         ------   ------
Total Surplus Notes                       1,250    1,250
                                         ------   ------
   Total long-term debt                  $1,390   $1,250
                                         ======   ======

The short-term debt represents short-term notes payable to LNC.

We issued a surplus note of $500 million to LNC in 1998. This note calls for us to pay the principal amount of the notes on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.3 billion, and subject to approval by the Indiana Insurance Commissioner.

We issued a surplus note for $750 million to LNC in 1998. This note calls for us to pay the principal amount of the notes on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.4 billion, and subject to approval by the Indiana Insurance Commissioner.

A consolidated subsidiary of LNL issued a note for an amount not to exceed $150 million to LNC in 2006. As of December 31, 2006, $140 million had been advanced to us. This note calls for us to pay the principal amount of the notes on or before September 30, 2008 and interest to be paid monthly at a rate equal to the Federal Reserve Board's 30 day AA- financial commercial paper rate plus ten basis points.

Cash paid for interest on both the short-term debt and the surplus notes was $99 million, $59 million and $79 million for 2006, 2005 and 2004, respectively.

6. INSURANCE BENEFIT RESERVES

We issue variable contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). We also issue variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where we contractually guarantee to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006 and 2005. (Note that our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

                                       2006    2005
                                      -----   -----
                                    IN EVENT OF DEATH
                                  ---------------------
                                  (DOLLARS IN BILLIONS)
                                  ---------------------
Return of net deposit
   Account value                      $38.3   $31.9
   Net amount at risk                   0.1     0.1
   Average attained age of
      contractholders                    54      53
Return of net deposits plus a
   minimum return
   Account value                      $ 0.4   $ 0.3
   Net amount at risk                    --      --
   Average attained age of
      contractholders                    67      66
Guaranteed minimum return                 5%      5%
Highest specified anniversary
   account value minus
   withdrawals post anniversary
   Account value                      $22.5   $18.8
   Net amount at risk                   0.2     0.3
   Average attained age of
      contractholders                    64      63

Approximately $13.2 billion and $8.2 billion of separate account values at December 31, 2006 and 2005 were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006 and 2005, we had approximately $2.7 billion and $1.2 billion of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                      2006    2005
                                     -----   ------
                                     (IN BILLIONS)
                                     --------------
Asset Type
Domestic equity                      $39.0   $32.2
International equity                   5.9     4.2
Bonds                                  6.4     5.1
                                     -----   -----
   Total                              51.3    41.5
                                     -----   -----
Money market                           5.6     4.0
                                     -----   -----
   Total                             $56.9   $45.5
                                     =====   =====
Percent of total variable
   annuity separate account values      87%     87%
                                     =====   =====

The determination of the GMDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience.

The following table summarizes the liabilities for GMDB:

                                 GMDB
                             2006    2005
                            -----   ------
                            (IN MILLIONS)
                            --------------
Total:
   Balance at January 1     $ 15     $ 18
   Changes in reserves        14        9
   Benefits paid              (6)    $(12)
                            ----     ----
   Balance at December 31   $ 23     $ 15
                            ====     ====
Ceded:
   Balance at January 1     $(15)    $(18)
   Changes in reserves       (12)      (9)
   Benefits paid               6       12
                            ----     ----
   Balance at December 31   $(21)    $(15)
                            ====     ====
Net:
   Balance at January 1     $ --     $ --
   Changes in reserves         2       --
   Benefits paid              --       --
                            ----     ----
   Balance at December 31   $  2     $ --
                            ====     ====

The offset to the benefit reserve amounts above are reflected in benefits in the Consolidated Statements of Income. We have an Automatic Indemnity Reinsurance Agreement with Lincoln National Reinsurance Company (Barbados) Limited ("LNR Barbados"), a wholly-owned subsidiary of LNC. Under this agreement, we cede a portion of our GMDB, GMWB and GIB risks to LNR Barbados. In connection with this reinsurance agreement, we paid premiums to LNR Barbados totaling $154 million and $109 million in 2006 and 2005, respectively, related to this agreement. These reinsurance premiums are reflected as an offset in insurance premiums in the Consolidated Statements of Income.

7. RETIREMENT BENEFIT PLANS

The Company's employees, other than its insurance agents, are included in various benefit plans sponsored by LNC including pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans. The Company `s insurance agents are included in various benefit plans sponsored by either LNL or LNC including pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

LNC maintains a funded defined benefit pension plan for most of its U.S. employees (including those of LNL). Effective January 1, 2002, the employees' pension plan has a cash balance formula. Employees retiring before 2012 will have their benefits calculated under both the old and new formulas and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the amended plan. Benefits under the old employees' plan are based on total years of service and the highest 60 months of compensations during the last 10 years of employment. Under the amended plan, employees have guaranteed account balances that grow with pay and interest credits each year. LNL sponsors a defined benefit pension plan which, prior to January 1, 1995, covered most full-time insurance agents of the Company. All benefits applicable to this plan were frozen as of December 31, 1994. The plans are funded by contributions to tax-exempt trusts. The funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees and agents (including those of LNL): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans.

The supplemental retirement plans provide defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain of our officers defined pension benefits based on years of service and final monthly salary upon death or retirement.

The supplemental executive retirement plan provides defined pension benefits for certain executives who became our employees as a result of the acquisition of a block of individual life insurance and annuity business from CIGNA Corporation ("CIGNA"), and benefits under this plan were frozen effective January 1, 2000. A second supplemental executive retirement plan was established for this same group of executives to guarantee that the total benefit payable under the LNC employees' defined benefit pension plan benefit formula will be determined using an average compensation not less than the minimum three-year average compensation as of a certain period. All benefits payable from this plan are reduced by benefits payable from the LNC employees' defined benefit pension plan.

LNC also sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time U.S. employees who have worked for LNC 10 years and attained age 55 (including those of LNL). LNL sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time agents who have worked for LNL 10 years and attained age 60. Medical and dental benefits are also available to spouses and other dependents of employees and agents. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employees' postretirement plan was changed such that employees and agents not attaining age 50 by that date will not be eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees and agents that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age
70. Effective July 1, 1999, the agents' postretirement plan was changed to require agents retiring on or after that date to pay the full medical and dental premium costs. Beginning January 1, 2002, the employees' postretirement plan was changed to require employees not yet age 50 with five years of service by the end of 2001 to pay the full medical and dental premium cost when they retire.

OBLIGATIONS, FUNDED STATUS AND ASSUMPTIONS

Information with respect to plan asset activity and defined benefit plan obligations for the agent defined benefit and other postretirement benefit plans sponsored by LNL is as follows:

                                                                                   OTHER
                                                                 PENSION      POSTRETIREMENT
                                                                BENEFITS         BENEFITS
                                                              -------------   --------------
                                                               2006    2005    2006    2005
                                                              -----   -----   -----   ------
                                                                      (IN MILLIONS)
                                                              ------------------------------
Change in plan assets:
   Fair value of plan assets at beginning-of-year             $  93   $  82   $  --   $  --
   Actual return on plan assets                                  12       6      --      --
   Company contributions                                         --      10       2       2
   Benefits paid                                                 (5)     (5)     (2)     (2)
                                                              -----   -----   -----   -----
      Fair value of plan assets at end-of-year                $ 100   $  93   $  --   $  --
                                                              =====   =====   =====   =====
Change in benefit obligation:
   Benefit obligation at beginning-of-year                    $  92   $  87   $  22   $  19
   Interest cost                                                  5       5       1       1
   Plan participants' contributions                              --      --       1       1
   Actuarial (gains)/ losses                                     (2)      4      (3)      3
   Benefits paid                                                 (5)     (4)     (2)     (2)
                                                              -----   -----   -----   -----
      Benefit obligation at end-of-year                       $  90   $  92   $  19   $  22
                                                              =====   =====   =====   =====
   Funded status of the plans                                 $  10   $   1   $ (19)  $ (22)
   Unrecognized net actuarial losses                                     20              (1)
                                                                      -----           -----
   Prepaid (accrued) benefit cost                                        21             (23)
   Other assets                                                  11      --      --      --
   Other liabilities                                             (1)     --     (19)     --
                                                              -----   -----   -----   -----
      Amounts recognized in the Consolidated Balance Sheets   $  10   $  21   $ (19)  $ (23)
                                                              =====   =====   =====   =====
Amounts recognized in accumulated other comprehensive
   income (net of tax):
   Net loss (gain)                                                8              (2)
                                                              -----           -----
      Total                                                   $   8           $  (2)
Weighted-average assumptions as of December 31:
   Weighted-average discount rate                              5.75%   6.00%   5.75%   6.00%
   Expected return on plan assets                              8.00%   8.25%     --      --
Rate of increase in compensation                               4.00%   4.00%   4.00%   4.00%

The Company uses December 31 as the measurement date for our pension and postretirement plans.

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target plan allocations. This assumption is reevaluated at an interim date each plan year. The calculation of the accumulated postretirement benefits obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) of 12.0% for 2006. It further assumes the rate will gradually decrease to 5.0% by 2017 and remain at that level in future periods. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects:

                                       ONE-PERCENTAGE   ONE-PERCENTAGE
                                       POINT INCREASE   POINT DECREASE
                                       --------------   --------------
                                                (IN MILLIONS)
                                       -------------------------------
Effect on accumulated postretirement
   benefit obligation                        $ 1               $(1)
Effect on total service and interest
   cost components                            --                --

As discussed in Note 2, we applied the recognition provisions of SFAS 158 as of December 31, 2006. The incremental effect of applying SFAS 158 on our Consolidated Balance Sheets at December 31, 2006 is as follows:

                                           BEFORE                    AFTER
                                        APPLICATION               APPLICATION
                                             OF        SFAS 158        OF
                                          SFAS 158   ADJUSTMENTS    SFAS 158
                                        -----------  -----------  -----------
                                                    (IN MILLIONS)
                                        -------------------------------------
Other assets                              $  1,101       $11        $  1,112
Total assets                               126,057        11         126,068
Other liabilities                            2,052        17           2,069
Total liabilities                          120,458        17         120,475
Accumulated other comprehensive income         306        (6)            300
Total shareholder's equity                   5,599        (6)          5,593

Information for the Company's agent pensi on plans with accumulated benefit obligations in excess of plan assets is as follows:

                                  2006    2005
                                 -----   -----
                                 (IN MILLIONS)
                                 -------------
Accumulated benefit obligation    $ 1    $ 1
Projected benefit obligation        1      1
Fair value of plan assets          --     --

COMPONENTS OF NET PERIODIC PENSION COST

The components of net defined benefit pension plan and postretirement benefit plan expense are as follows:

                                                                        PENSION BENEFITS    OTHER POSTRETIREMENT BENEFITS
                                                                       ------------------   -----------------------------
                                                                       2006   2005   2004        2006   2005   2004
                                                                       ----   ----   ----        ----   ----   ----
                                                                                          (IN MILLIONS)
                                                                       --------------------------------------------------
Service cost                                                           $ 18   $ 17   $ 17         $ 1    $ 2    $ 2
Interest cost                                                            29     29     28           5      5      5
Expected return on plan assets                                          (38)   (38)   (35)         --     --     --
Amortization of prior service cost                                       (2)    (2)    (2)         --     --     --
Recognized net actuarial (gains) losses                                   4      2      1           1     --     (1)
Recognized actuarial (gain) loss due to special termination benefits      2     --     --          --     --     --
                                                                       ----   ----   ----         ---    ---    ---
Net periodic benefit expense                                           $ 13   $  8   $  9         $ 7    $ 7    $ 6
                                                                       ====   ====   ====         ===    ===    ===

We maintain a defined contribution plan for our insurance agents. Contributions to this plan are based on a percentage of the agents' annual compensation as defined in the plan. Effective January 1, 1998, we assumed the liabilities for a non-contributory defined contribution plan covering certain highly compensated former CIGNA agents and employees. Contributions for this plan are made annually based upon varying percentages of annual eligible earnings as defined in the plan. Contributions to this plan are in lieu of any contributions to the qualified agent defined contribution plan. Effective January 1, 2000, this plan was expanded to include certain of our highly compensated agents. The combined pre-tax expenses for these plans amounted to $3 million in 2006, 2005 and 2004, respectively. These expenses reflect both our contribution as well as changes in the measurement of our liabilities under these plans.

PLAN ASSETS

Defined benefit pension plan asset allocations for the Company's agent plan at December 31, 2006 and 2005, by asset category are as follows:

                            2006   2005
                            ----   ----
ASSET CATEGORY
Equity securities             60%    64%
Fixed income securities       40%    34%
Real estate                    0%     1%
Cash and cash equivalents      0%     1%
                             ---    ---
   Total                     100%   100%
                             ===    ===

The primary investment objective of the defined benefit pension plan is for capital appreciation and income growth, with an emphasis on avoiding undue risk. A secondary objective is for current income. Investments can be made using the following asset classes: both domestic and international equity and fixed income securities, real estate, guaranteed products, venture capital, oil and gas and other asset classes the investment managers deem prudent. A five-year time horizon is utilized, as there are inevitably short-run fluctuations, which will cause variations in investment performance.

Each managed fund is expected to rank in the upper 50% of similar funds over the three and/or five year periods. Managers not meeting criteria will be subject to additional due diligence review and possible termination. The following short-term ranges have been established for weightings in the various asset categories:

                                     WEIGHTING RANGE
                                     ---------------
ASSET CATEGORY
Cash                                           0-20%
Guaranteed Products                            0-20%
Fixed Income                                  20-80%
   Long-term                           0-10%
   High-Yield                          0-10%
   International/Emerging Markets*     0-10%
Real Estate                                    0-20%
Equities                                      20-80%
   Small-cap                           0-20%
   International*                      0-20%
   Emerging Markets*                   0-10%
Other                                          0-20%
Total International**                          0-25%

----------
The total of domestic cash, domestic fixed income, and domestic equities shall not be less than 50%.

*    Currency exposure can be hedged up to 100%

**   International/Emerging Markets-Fixed Income and Equities

Within the broad ranges provided above, current target asset weightings are as follows: 64% equities, 35% fixed income, including real estate, and 1% cash. The performance of the plan and the managed funds are monitored on a quarterly basis relative to the plan's objectives. The performance of the managed fund is measured against the following indices: S&P 500, EAFE, Russell 2000, NAREIT, Lehman US Universal and Salomon (Citigroup) 90-day T-Bill. The investment policy is reviewed on an annual basis.

The plan assets are principally managed by LNC's Investment Management segment.

PLAN CASH FLOWS

The Company does not expect to make a contribution to the defined benefit pension plans in 2007. The Company expects to fund approximately the following amounts for benefit payments for unfunded non-qualified defined benefit plans and postretirement benefit plans:

              PENSION PLANS                 POSTRETIREMENT PLANS
             ---------------   ----------------------------------------------
              NON-QUALIFIED      REFLECTING                    NOT REFLECTING
             DEFINED BENEFIT   MEDICARE PART   MEDICARE PART   MEDICARE PART
              PENSION PLANS      D SUBSIDY       D SUBSIDY       D SUBSIDY
             ---------------   -------------   -------------   --------------
                                      (IN MILLIONS)
             ----------------------------------------------------------------
Year
2007               $ 3              $ 5             $(1)             $ 6
2008                 3                5              (1)               6
2009                 3                5              (1)               6
2010                 4                5              (1)               6
2011                 4                5              (1)               6
Thereafter          25               28              (4)              32

401(k).

LNC sponsors a contributory defined contribution plan for eligible U.S. employees (including those of LNL) and LNL sponsors a contributory defined contribution plan for eligible insurance agents (401(k) plans). Our contributions to the 401(k) plans for our employees and agents are equal to a participant's pre-tax contribution, not to exceed 6% of base pay, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors. Our expense for the 401(k) plan amounted to $22 million, $25 million, and $25 million in 2006, 2005 and 2004, respectively.

DEFERRED COMPENSATION PLANS.

LNC sponsors contributory deferred compensation plans for certain U.S. employees and agents including those of LNL who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a variety of alternative measures for purposes of calculating the investment return considered attributable to their deferral. Under the terms of these plans, we agree to pay out amounts based upon the alternative measure selected by the participant. Plan participants who are also participants in a LNC 401(k) plan and who have reached the contribution limit for that plan may also elect to defer the additional amounts into the deferred compensation plan. We make matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of our contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans amounted to $17 million, $11 million, and $7 million in 2006, 2005 and 2004, respectively. These expenses reflect both our employer matching contributions of $4 million, $3 million and $2 million, as well as changes in the measurement of our liabilities net of LNC's total return swap under these plans of $13 million, $8 million and $5 million for 2006, 2005 and 2004, respectively.

Our total liabilities associated with these plans were $158 million and $138 million at December 31, 2006 and 2005, respectively.

8. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement.

Total pre-tax compensation expense (income) for stock-based awards to employees of the company is as follows:

                         2006   2005   2004
                         ----   ----   ----
                            (IN MILLIONS)
                         ------------------
Stock options             $ 2    $--    $ 1
Shares                     17     13     11
Cash awards                 1      1      1
SARs                       (1)     2      4
Restricted stock            1      1      1
                          ---    ---    ---
Total                     $20    $17    $18
                          ===    ===    ===
Recognized tax benefit    $ 7    $ 6    $ 6

The compensation cost is included in the underwriting, acquisition, insurance, and other expenses line item on the Company's Consolidated Statements of Income.

9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

STATUTORY INFORMATION AND RESTRICTIONS

Net income as determined in accordance with statutory accounting practices for us was $229 million, $544 million and $310 million for 2006, 2005 and 2004, respectively. Statutory surplus as determined in accordance with statutory accounting practices for us was $3.0 billion and $3.2 billion for December 31, 2006 and 2005, respectively.

The state of Indiana has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and affect our reported statutory surplus. We utilize the Indiana universal life method to calculate reserves for universal life policies, which increased statutory surplus by $227 million and $210 million at December 31, 2006 and 2005, respectively. We also use a permitted valuation interest rate on certain annuities, which decreased statutory surplus by $14 million and $15 million at December 31, 2006 and 2005, respectively.

We are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, we may pay dividends to LNC only from unassigned surplus, without prior approval of the Indiana Insurance Commissioner (the "Commissioner"), or must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding twelve consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of (i) 10% of the insurer's policyholders' surplus, as shown on its last annual statement on file with the Commissioner or (ii) the insurer's statutory net gain from operations for the previous twelve months, but in no event to exceed statutory unassigned surplus. Indiana law gives Commissioner broad discretion to disapprove requests for dividends in excess of these limits.

We paid dividends of $350 million, $200 million and $150 million to LNC during 2006, 2005 and 2004, respectively, which did not require prior approval of the Commissioner. Based upon anticipated on-going positive statutory earnings and favorable credit markets, we expect that we could pay dividends of $301 million in 2007 without prior approval from the Commissioner.

LNL is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the state of Indiana, LNL is also subject to the regulatory requirements that the state of New York imposes upon authorized insurers. These include reserve requirements, which differ from Indiana's requirements.

The New York regulations require us to report more reserves to the state of New York. As a result, the level of statutory surplus that we report to New York is less than the statutory surplus reported to Indiana and the National Association of Insurance Commissioners. If New York requires us to maintain a higher level of capital to remain an accredited reinsurer in New York, our ability to pay dividends could be constrained. However, we do not expect that our ability to pay dividends during 2007 will be constrained as a result of our status in New York.

REINSURANCE CONTINGENCIES

Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers. We obtain reinsurance from a diverse group of reinsurers and monitor concentration as well as financial strength ratings of our principal reinsurers. Swiss Re Life & Health America, Inc. ("Swiss Re") represents our largest reinsurance exposure. In 2001, Swiss Re acquired our reinsurance operation and personal accident business through indemnity reinsurance transactions. We recorded the gain related to the indemnity reinsurance transactions on the business sold to Swiss Re as deferred gain in the liability section of our Consolidated Balance Sheets in accordance with the requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS 113"). The deferred gain is being amortized into income at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years. During 2006 and 2005 we amortized $49 million after-tax ($76 million pre-tax) per year and in 2004 we amortized $57 million after-tax ($87 million pre-tax) of deferred gain on the sale of the reinsurance operation. In the third quarter of 2004, we adjusted the deferred gain up by $77 million. As a result, the amortization of the deferred gain in 2004 included an adjustment upward of $9 million after-tax.

Because of ongoing uncertainty related to personal accident business, the reserves related to these exited business lines carried on our balance sheet at December 31, 2006 may ultimately prove to be either excessive or deficient. For instance, in the event that future developments indicate that these reserves should be increased, under SFAS 113 we would record a current period non-cash charge to record the increase in reserves. Because Swiss Re is responsible for paying the underlying claims to the ceding companies, we would record a corresponding increase in reinsurance recoverable from Swiss Re. However, SFAS 113 does not permit us to take the full benefit in earnings for the recording of the increase in the reinsurance recoverable in the period of the change. Rather, we would increase the deferred gain recognized upon the closing of the indemnity reinsurance transaction with Swiss Re and would report a cumulative amortization "catch-up" adjustment to the deferred gain balance as increased earnings recognized in the period of change. Any amount of additional increase to the deferred gain above the cumulative amortization "catch-up" adjustment must continue to be deferred and will be amortized into income in future periods over the remaining period of expected run-off of the underlying business. We would transfer no cash to Swiss Re as a result of these developments.

Accordingly, even though we have no continuing underwriting risk, and no cash would be transferred to Swiss Re, in the event that future developments indicate our December 31, 2006 personal accident reserves are deficient or redundant, SFAS 113 requires us to adjust earnings in the period of change, with only a partial offset to earnings for the cumulative deferred gain amortization adjustment in the period of change. The remaining amount of increased gain would be amortized into earnings over the remaining run-off period of the underlying business.

Because we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured contracts remain on our Consolidated Balance Sheets with a corresponding reinsurance receivable from the business sold to Swiss Re, which totaled $3.8 billion at December 31, 2006, and is included in amounts recoverable from reinsurers. Swiss Re has funded a trust, with a balance of $1.9 billion at December 31, 2006, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and certain mortgage loans. Our liabilities for funds withheld and embedded derivative liabilities at December 31, 2006 included $1.8 billion and $0.2 billion, respectively, related to the business reinsured by Swiss Re.

MARKETING AND COMPLIANCE ISSUES

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, we have received inquiries including requests for information and/or subpoenas from various authorities including the SEC, National Association of Securities Dealers ("NASD"), and the New York Attorney General. We are in the process of responding to, and in some cases have settled or are in the process of settling, certain of these inquiries. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. Our management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect our consolidated financial position.

LEASES

We lease our Fort Wayne, Indiana home office properties through sale-leaseback agreements. The agreements provide for a 25-year lease period with options to renew for six additional terms of five years each. The agreements also provide us with the right of the first refusal to purchase the properties during the terms of the lease, including renewal periods, at a price defined in the agreements. We also have the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease period ending in 2009 or the last day of any of the renewal periods. In 2006, we exercised the right and option to extend the lease for two extended terms such that the lease shall expire in 2019. We retain our right and option to exercise the remaining options for extended terms of five years each in accordance with the lease agreement.

Total rental expense on operating leases in 2006, 2005 and 2004 was $47 million, $55 million and $55 million, respectively. Future minimum rental commitments are as follows (in millions):

2007-$45
2008-$40
2009-$28
2010-$17
2011-$13
Thereafter-$40

INFORMATION TECHNOLOGY COMMITMENT

In February 1998, we signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. In February 2004, we renegotiated and extended the contract through February 2010. Annual costs are dependent on usage but are expected to range from $45 million to $50 million.

INSURANCE CEDED AND ASSUMED

Our insurance companies cede insurance to other companies. The portion of risks exceeding each company's retention limit is reinsured with other insurers. We seek reinsurance coverage within the businesses that sell life insurance to limit its liabilities. We reinsure approximately 85% to 90% of the mortality risk on newly issued non-term life insurance contracts and approximately 45% to 50% of total mortality risk including term insurance contracts. Our policy is to retain no more than $5 million on a single insured life issued on fixed and variable universal life insurance contracts. Additionally, the retention per single insured life for term life insurance and for Corporate Owned Life Insurance (COLI) is $1 million and $2 million, respectively. Beginning in September 2005, we changed our reinsurance program for our primary term products from coinsurance to renewable term and from 90% to 80% on a first dollar quota share basis. In January 2006, we changed this program from 80% first dollar quota share to an excess of retention program.

Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. At December 31, 2006, the reserves associated with these reinsurance arrangements totaled $1.8 billion. To cover products other than life insurance, we acquire other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying financial statements reflect premiums, benefits and deferred acquisition costs, net of insurance ceded (see
Note 5). Our insurance companies remain liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

See "Reinsurance Contingencies" above for a discussion of our reinsurance business sold to Swiss Re.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, we did not have a material concentration of financial instruments in a single investee or industry. Our investments in mortgage loans principally involve commercial real estate. At December 31, 2006, 34% of such mortgages, or $1.2 billion, involved properties located in California,

Pennsylvania and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $28 million. Also at December 31, 2006, we did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial position.

Although we do not have any significant concentration of customers, our American Legacy Variable Annuity product offered in our Individual Markets Annuities segment is significant to this segment. The American Legacy Variable Annuity product accounted for 49%, 48% and 45% of Individual Markets Annuities deposits in 2006, 2005 and 2004, respectively and represented approximately 67% of our total Individual Markets Annuities variable annuity product account values at December 31, 2006, 2005 and 2004. In addition, fund choices for certain of our other variable annuity products offered in our Individual Markets Individual Annuity segment include American Fund Insurance Seriessm ("AFIS") funds. For the Individual Markets Individual Annuity segment, AFIS funds accounted for 60%, 57% and 56% of variable annuity product deposits in 2006, 2005 and 2004 respectively and represented 57%, 52% and 51% of the segment's total variable annuity product account values at December 31, 2006, 2005 and 2004, respectively.

OTHER CONTINGENCY MATTERS

We are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting our consolidated financial position.

We have pursued claims with our liability insurance carriers for reimbursement of certain costs incurred in connection with a class action settlement involving the sale of our non-variable universal life and participating whole life policies issued between January 1, 1981 and December 31, 1998, and the settlement of claims and litigation brought by owners that opted out of the class action settlement. During the fourth quarter of 2002, we settled our claims against three liability carriers on a favorable basis, and settled our claims against a fourth liability insurance carrier on a favorable basis in 2004.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments net of estimated future premium tax deductions.

GUARANTEES

We have guarantees with off-balance-sheet risks having contractual values of $3 million and $4 million at December 31, 2006 and 2005, respectively, whose contractual amounts represent credit exposure.

Certain of our subsidiaries have sold commercial mortgage loans through grantor trusts, which issued pass-through certificates. These subsidiaries have agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. In case of default on the mortgage loans, we have recourse to underlying real estate. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default, the impact would not be material to us. These guarantees expire in 2009.

DERIVATIVE INSTRUMENTS

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency risk, equity risk, and credit risk. We assess these risks by continually identifying and monitoring changes in interest rate exposure, foreign currency exposure, equity market exposure, and credit exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Derivative instruments that are currently used as part of our interest rate risk management strategy include interest rate swaps and interest rate caps. Derivative instruments that are used as part of our foreign currency risk management strategy include foreign currency swaps. Call options on LNC stock are used as part of our equity market risk management strategy. We also use credit default swaps as part of our credit risk management strategy.

By using derivative instruments, we are exposed to credit risk (our counterparty fails to make payment) and market risk (the value of the instrument falls and we are required to make a payment). When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes us and, therefore, creates a credit risk for us equal to the extent of the fair value gain in the derivative. When the fair value of a derivative contract is negative, this generally indicates we owe the counterparty and therefore we have no credit risk, but have been affected by market risk. We minimize the credit risk in derivative instruments by entering into transactions with high quality counterparties with minimum credit ratings that are reviewed regularly by us, by limiting the amount of credit exposure to any one counterparty, and by requiring certain counterparties to post collateral if our credit risk exceeds certain limits. We also maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement. We do not believe that the credit or market risks associated with derivative instruments are material to any insurance subsidiary or the Company.

We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, we have agreed to maintain certain financial strength or claims-paying ratings of S&P BBB and Moody's Baa2. A downgrade below these levels would result in termination of the derivatives contract at which time any amounts payable by us would be dependent on the market value of the underlying derivative contract. In certain transactions, we and the counterparty have entered into a collateral support agreement requiring us to post collateral upon significant downgrade. We are required to maintain long-term senior debt ratings above S&P BBB and Moody's Baa3. We also require for our own protection minimum rating standards for counterparty credit protection. We are required to maintain financial strength or claims-paying ratings of S&P A- and Moody's A3 under certain ISDA agreements, which collectively do not represent material notional exposure. We do not believe the inclusion of termination or collateralization events pose any material threat to our liquidity position.

Market risk is the adverse effect that a change in interest rates, currency rates, implied volatility rates, or a change in certain equity indexes or instruments has on the value of a financial instrument. We manage the market risk by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

Our derivative instruments are monitored by our risk management committee as part of that committee's oversight of our derivative activities. Our derivative instruments committee is responsible for implementing various hedging strategies that are developed through its analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into our overall risk management strategies.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                                                     ASSETS (LIABILITIES)
                                                   NOTIONAL OR CONTRACT AMOUNTS   CARRYING VALUE/FAIR VALUE
                                                   ----------------------------   -------------------------
                                                           2006     2005                 2006    2005
                                                          ------   ------               -----   -----
                                                                         (IN MILLIONS)
                                                   --------------------------------------------------------
Interest rate derivative instruments:
   Interest rate cap agreements                           $5,950   $5,450               $   3   $   5
   Interest rate swap agreements                             563      463                   4       9
                                                          ------   ------               -----   -----
      Total interest rate derivative instruments           6,513    5,913                   7      14
                                                          ======   ======               =====   =====
Foreign currency derivative instruments:
   Foreign currency swaps                                     86       58                  (7)     (5)
Credit derivative instruments:
   Credit default swaps                                       20       20                  --      --
Equity indexed derivative instruments:
   Call options (based on LNC stock)                           1        1                  22      16
   Embedded derivatives per SFAS 133                          --       --                (139)   (268)
                                                          ------   ------               -----   -----
      Total derivative instruments *                      $6,620   $5,992               $(117)  $(243)
                                                          ======   ======               =====   =====

----------
* Total derivative instruments for 2006 are composed of an asset of $49 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability. Total derivative instruments for 2005 are composed of an asset of $41 million in derivative investments, a $6 million liability in insurance policy and claim reserves and a liability of $278 million recorded in reinsurance related derivative liability.

A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts is as follows:

                                 INTEREST RATE    INTEREST RATE    FOREIGN CURRENCY
                                CAP AGREEMENTS   SWAP AGREEMENTS    SWAP AGREEMENTS
                               ---------------   ---------------   ---------------
                                2006     2005       2006   2005      2006   2005
                               ------   ------     -----   ----      ----   ----
                                                   (IN MILLIONS)
                               ---------------------------------------------------
Balance at beginning-of-year   $5,450   $4,000     $ 463   $446       $58   $ 42
New contracts                     750    1,450       130     37        30     30
Terminations and maturities      (250)      --       (30)   (20)       (2)   (14)
                               ------   ------     -----   ----       ---   ----
   Balance at end-of-year      $5,950   $5,450     $ 563   $463       $86   $ 58
                               ======   ======     =====   ====       ===   ====

                               CREDIT DEFAULT       CALL OPTIONS
                                    SWAPS       (BASED ON LNC STOCK)
                               --------------   --------------------
                                           (IN MILLIONS)
                               -------------------------------------
                                 2006   2005         2006   2005
                                 ----   ----         ----   ----
Balance at beginning-of-year     $ 20   $ 13          $ 1    $ 1
New contracts                      10     20           --     --
Terminations and maturities       (10)  $(13)          --     --
                                  ---   ----          ---    ---
   Balance at end-of-year        $ 20   $ 20          $ 1    $ 1
                                 ====   ====          ===    ===

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and derivative instruments that were not designated as hedging instruments. We did not have derivative instruments that were designated as fair value hedges or hedges of a net investment in a foreign operation. See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. For the years ended December 31, 2006, 2005 and 2004, we recognized after tax after-DAC net losses of $1 million, $0 and $7 million, respectively, in net income as a component of realized investment gains and losses. These losses relate to the ineffective portion of cash flow hedges, the change in market value for derivative instruments not designated as hedging instruments, and the gain (loss) on swap terminations. For the years ended December 31, 2006, 2005 and 2004, we recognized after-tax after-DAC losses of $16 million, $7 million and $10 million, respectively, in OCI related to the change in market value on derivative instruments that are designated and qualify as cash flow hedges.

DERIVATIVE INSTRUMENTS DESIGNATED IN CASH FLOW HEDGES

INTEREST RATE SWAP AGREEMENTS.

We use interest rate swap agreements to hedge our exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. We are required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receives a fixed payment from the counterparty, at a predetermined interest rate. The net receipts/payments from these interest rate swaps are recorded in net investment income. Gains (losses) on interest rate swaps hedging interest rate exposure on floating rate bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued.

We also use interest rate swap agreements to hedge our exposure to interest rate fluctuations related to the forecasted purchase of assets for certain investment portfolios. The gains (losses) resulting from the swap agreements are recorded in OCI. The gains (losses) are reclassified from accumulated OCI to earnings over the life of the assets once the assets are purchased. As of December 31, 2006, there were no interest rate swaps hedging forecasted asset purchases.

FOREIGN CURRENCY SWAPS.

We use foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. Gains (losses) on foreign currency swaps hedging foreign exchange risk exposure on foreign currency bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The foreign currency swaps expire in 2014 through 2016.

CALL OPTIONS ON LNC STOCK.

We use call options on LNC stock to hedge the expected increase in liabilities arising from stock appreciation rights ("SARs") granted to our agents on LNC stock. Upon option expiration, the payment, if any, is the increase in LNC's stock price over the strike price of the option applied to the number of contracts. Call options hedging vested SARs are not eligible for hedge accounting and both are marked to market through net income. Call options hedging nonvested SARs are eligible for hedge accounting and are accounted for as cash flow hedges of the forecasted vesting of SAR liabilities. To the extent that the cash flow hedges are effective, changes in the fair value of the call options are recorded in accumulated OCI. Amounts recorded in OCI are reclassified to net income upon vesting of SARs. Our call option positions will be maintained until such time the SARs are either exercised or expire and our SAR liabilities are extinguished. The SARs expire five years from the date of grant.

ALL OTHER DERIVATIVE INSTRUMENTS

We use various other derivative instruments for risk management and income generation purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by us for hedge accounting treatment. The gain or loss related to the change in market value for these derivative instruments is recognized in net income during the period of change (reported as realized gain (loss) on investments in the Consolidated Statements of Income except where otherwise noted below).

FORWARD STARTING INTEREST RATE SWAP AGREEMENTS.

We used a forward starting interest rate swap agreement to hedge our exposure to the forecasted sale of mortgage loans. We were required to pay the counterparty a predetermined fixed stream of payments, and in return, received payments based on a floating rate from the counterparty. The net receipts/payments from these interest rate swaps were recorded in realized gain (loss) on investments and derivative instruments. As of December 31, 2006, there were no forward starting interest rate swap agreements.

INTEREST RATE CAP AGREEMENTS.

The interest rate cap agreements, which expire in 2007 through 2011, entitle us to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of our interest rate cap agreement program is to provide a level of protection for our annuity line of business from the effect of rising interest rates. The interest rate cap agreements provide an economic hedge of the annuity line of business. However, the interest rate cap agreements are not linked to assets and liabilities on the balance sheet that meet the significantly increased level of specificity required under SFAS 133. Therefore, the interest rate cap agreements do not qualify for hedge accounting under SFAS 133.

SWAPTIONS.

Swaptions entitled us to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of our swaption program was to provide a level of protection for its annuity line of business from the effect of rising interest rates. The swaptions provided an economic hedge of the annuity line of business. However, the swaptions were not linked to specific assets and liabilities on the balance sheet that met the significantly increased level of specificity required under SFAS 133. Therefore, the swaptions did not qualify for hedge accounting under SFAS 133. At December 31, 2006, there were no outstanding swaptions.

CREDIT DEFAULT SWAPS.

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows us to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration. We have no currently qualified credit default swaps for hedge accounting under SFAS 133, as amounts are insignificant. As of December 31, 2006, we had no outstanding purchased credit default swaps.

We also sell credit default swaps to offer credit protection to investors. The credit default swaps hedge the investor against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows the investor to put the bond back to us at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or restructuring. As of December 31, 2006, we had credit swaps with a notional amount of $20 million, which expire in 2010.

CALL OPTIONS ON LNC STOCK.

As discussed previously in the Cash Flow Hedges section above, we use call options on LNC stock to hedge the expected increase in liabilities arising from SARs granted to our agents on LNC stock. Call options hedging vested SARs are not eligible for hedge accounting treatment under SFAS 133. Mark to market changes are recorded in net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN DEFERRED COMPENSATION PLAN.

We have certain deferred compensation plans that have embedded derivative instruments. The liability related to these plans varies based on the investment options selected by the participants. The liability related to certain investment options selected by the participants is marked to market through net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN MODIFIED COINSURANCE AGREEMENTS WITH FUNDS WITHHELD ARRANGEMENTS.

We are involved in various Modco and CFW reinsurance arrangements that have embedded derivatives. The change in fair value of the embedded derivative, as well as the gains or losses on trading securities supporting these arrangements, flows through net income.

DERIVATIVE INSTRUMENT EMBEDDED IN VARIABLE ANNUITY PRODUCTS.

We have certain variable annuity products with GMWB and GIB features that are embedded derivatives. The change in fair value of the embedded derivatives flows through net income through the benefits line in the Consolidated Statements of Income.

DERIVATIVE INSTRUMENTS EMBEDDED IN AVAILABLE-FOR-SALE SECURITIES.

We own various debt securities that (a) contain call options to exchange the debt security for other specified securities of the borrower, usually common stock, or (b) contain call options to receive the return on equity-like indexes. The change in fair value of the embedded derivatives flows through net income. These embedded derivatives have not been qualified for hedge accounting treatment under SFAS 133.

We have used certain other derivative instruments in the past for hedging purposes. Although other derivative instruments may have been used in the past, derivative types that were not outstanding from January 1, 2005 through December 31, 2006 are not discussed in this disclosure.

ADDITIONAL DERIVATIVE INFORMATION.

Income other than realized gains and losses for the agreements and contracts described above amounted to $13 million, $14 million and $26 million in 2006, 2005 and 2004, respectively. The decrease in income from 2004 to 2005 was primarily because of decreased income on interest rate swaps.

We are exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, we do not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. At December 31, 2006, the exposure was $24 million.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of our financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

FIXED MATURITY AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE AND TRADING
SECURITIES.

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE.

The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or;
3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS.

The estimated fair value of investments in policy loans was calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

DERIVATIVE INSTRUMENTS.

We employ several different methods for determining the fair value of our derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices; 2) industry standard models that are commercially available; and 3) broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to determine the derivatives' current fair market value.

OTHER INVESTMENTS, AND CASH AND INVESTED CASH.

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

INVESTMENT TYPE INSURANCE CONTRACTS.

The balance sheet captions, "Insurance policy and claims reserves" and "Investment contract and policyholder funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance policy and claims reserves" and "Investment contract and policyholder funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor have we determined the fair value of such contracts. It is our position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about our shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. Along with other companies in the insurance industry, we are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

SHORT-TERM AND LONG-TERM DEBT.

Fair values for long-term debt issues are estimated using discounted cash flow analysis based on our current incremental borrowing rate for similar types of borrowing arrangements. For short-term debt, the carrying value approximates fair value.

GUARANTEES.

Our guarantees relate to mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status of the debt, none of the loans are delinquent and the fair value liability for the guarantees related to mortgage loan pass-through certificates is insignificant.

INVESTMENT COMMITMENTS.

Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS.

We report assets held in separate accounts at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of our financial instruments are as follows:

                                               2006                  2005
                                       -------------------   --------------------
                                       CARRYING     FAIR     CARRYING      FAIR
                                         VALUE     VALUE       VALUE      VALUE
                                       --------   --------   --------   ---------
                                                      (IN MILLIONS)
                                       ------------------------------------------
Assets (liabilities):
Securities available-for-sale
   Fixed maturities                    $ 31,840   $ 31,840   $ 32,245   $ 32,245
   Equity                                   203        203        101        101
Trading securities                        2,820      2,820      2,985      2,985
Mortgage loans on real estate             3,571      3,687      3,662      3,859
Policy loans                              1,898      2,044      1,858      2,004
Derivatives Instruments *                  (117)      (117)      (243)      (243)
Other investments                           657        657        423        423
Cash and invested cash                    1,308      1,308      1,962      1,962
Investment type insurance contracts:
   Deposit contracts and certain
      guaranteed interest contracts     (20,233)   (20,235)   (21,270)   (21,273)
   Remaining guaranteed interest and
      similar contracts                     (12)       (12)       (13)       (13)
Short-term debt                             (21)       (21)       (34)       (34)
Long-term debt                           (1,390)    (1,345)    (1,250)    (1,325)
Guarantees                                   --         --         --         --
Investment commitments                       --         (2)        --         --

----------
* Total derivative instruments for 2006 are composed of an asset of $49 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability. Total derivative instruments for 2005 are composed of an asset of $41 million in derivative investments, a $6 million liability in insurance policy and claim reserves and a liability of $278 million recorded in reinsurance related derivative liability.

As of December 31, 2006 and 2005, the carrying value of the deposit contracts and certain guaranteed contracts is net of DAC of $304 million and $383 million, respectively, excluding adjustments for DAC applicable to changes in fair value of securities. The carrying values of these contracts are stated net of DAC so that they are comparable with the fair value basis.

11. SEGMENT INFORMATION

In the quarter ended June 30, 2006, LNC completed its merger with Jefferson-Pilot and changed its management organization. LNC also realigned its reporting segments, which included those of LNL to reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. As a result of these changes, we provide products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets, and report results through three business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the United States. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through the Retirement Products segment, which consists of its Defined Contribution business. Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance.

We also have Other Operations which includes the financial data for operations that are not directly related to the business segments, unallocated corporate items (such as investment income on investments related to the amount of statutory surplus in our insurance subsidiaries that is not allocated to our business units and other corporate investments, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses) and the historical results of the former reinsurance segment, which was sold to Swiss Re in the fourth quarter of 2001, along with the ongoing amortization of deferred gain on the indemnity reinsurance portion of the transaction with Swiss Re.

Financial data by segment for 2004 through 2006 is as follows:

                                           2006     2005     2004
                                          ------   ------   ------
                                                (IN MILLIONS)
                                          ------------------------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
   Individual Annuities                   $1,428   $1,308   $1,278
   Life Insurance                          1,946    1,841    1,847
                                          ------   ------   ------
      Individual Markets  Total            3,374    3,149    3,125
                                          ------   ------   ------
   Employer Markets:
   Retirement Products                     1,212    1,168    1,125
                                          ------   ------   ------
      Employer Markets  Total              1,212    1,168    1,125
                                          ------   ------   ------
   Other Operations                          236      309      267
   Net realized investment results(1)          2      (16)     (45)
   Reserve development net of related
      amortization on business sold
      through reinsurance                      1        1        1
                                          ------   ------   ------
      Total                               $4,825   $4,611   $4,473
                                          ======   ======   ======
NET INCOME:
Segment Operating Income:
   Individual Markets:
   Individual Annuities                   $  265   $  197   $  169
   Life Insurance                            257      238      252
                                          ------   ------   ------
      Individual Markets  Total              522      435      421
                                          ------   ------   ------
   Employer Markets:
   Retirement Products                       226      206      181
                                          ------   ------   ------
      Employer Markets  Total                226      206      181
                                          ------   ------   ------
Other Operations                              (8)      12        9
Net realized investment results(2)             2      (10)     (29)
   Reserve development net of related
      amortization on business sold
      through reinsurance                      1        1        1
                                          ------   ------   ------
   Income before cumulative effect of
      accounting changes                     743      644      583
   Cumulative effect of accounting
      changes                                 --       --      (26)
                                          ------   ------   ------
Net Income                                $  743   $  644   $  557
                                          ======   ======   ======

----------
(1) Includes realized losses on investments of $2 million, $20 million and $47 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of less than $1 million, $(1) million and $(12) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $4 million, $5 million and $(1) million in 2006, 2005 and 2004, respectively; and gain on sale of subsidiaries/businesses of $14 million for 2004.

(2) Includes realized losses on investments of less than $1 million, $13 million and $21 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of $1 million, less than $(1) million and $(7) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $2 million, $3 million and $(1) million for 2006, 2005 and 2004, respectively.

                                 2006       2005
                               --------   --------
                                  (IN MILLIONS)
                               -------------------
ASSETS:
   Individual Annuities        $ 58,995   $ 48,250
   Life Insurance                24,238     21,795
   Retirement Products           34,218     33,478
   Other Operations               6,685      6,649
   Consolidating adjustments      1,932      3,882
                               --------   --------
Total                          $126,068   $114,054
                               ========   ========

12. SHAREHOLDER'S EQUITY

All of the 10 million authorized, issues and outstanding shares of $2.50 par value common stock of LNL are owned by LNC.

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                                          2006      2005
                                                        -------   -------
                                                          (IN MILLIONS)
                                                        -----------------
Fair value of securities  available-for-sale            $32,043   $32,346
Cost of securities  available-for-sale                   31,395    31,362
                                                        -------   -------
Unrealized gain                                             648       984
Adjustments to DAC and VOBA                                (175)     (266)
Amounts required to satisfy  policyholder commitments       (20)      (31)
Foreign currency exchange  rate adjustment                   28        16
Deferred income taxes                                      (166)     (251)
                                                        -------   -------
Net unrealized gain on  securities available-for-sale   $   315   $   452
                                                        =======   =======

Adjustments to DAC and VOBA and amounts required to satisfy policyholder commitments are netted against the DAC and VOBA asset line and included within the insurance policy and claim reserve line on the Consolidated Balance Sheets, respectively.

Details underlying the change in net unrealized gain (loss) on securities available-for-sale, net of reclassification adjustment shown on the Consolidated Statements of Shareholder's Equity are as follows:

                                                  2006    2005   2004
                                                 -----   -----   ----
                                                     (IN MILLIONS)
                                                 --------------------
Unrealized gains (losses) on securities
   available-for-sale arising during the year    $(157)  $(479)  $116
Less: Reclassification adjustment for gains
   on disposals of prior year inventory
   included in net income(1)                        65      39     82
Less: Federal income tax expense (benefit) on
   reclassification                                (85)   (189)    11
                                                 -----   -----   ----
Net unrealized gain (loss) on securities
   available-for-sale, net of
   reclassifications and federal income tax
   expense (benefit)                             $(137)  $(329)  $ 23
                                                 =====   =====   ====

(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to DAC and VOBA and amounts required to satisfy policyholder commitments.

The net unrealized gain (loss) on derivative instruments component of other comprehensive income shown on the Consolidated Statements of Shareholder's Equity is net of Federal income tax expense (benefit) of $3 million, $5 million, $3 million for 2006, 2005, 2004 respectively, and net of adjustments to DAC and VOBA of less than $1 million, $(7) million, $(8) million for 2006, 2005, 2004 respectively.

13. RESTRUCTURING CHARGES

The following provides details on our restructuring charges. All restructuring charges recorded by us are included in underwriting, acquisition, insurance and other expenses on the Consolidated Statements of IncomeConsolidated Statements of Income in the year incurred and are included in the Other Operations segment.

2006 RESTRUCTURING PLAN

Upon completion of LNC's merger with Jefferson-Pilot, a restructuring plan was implemented relating to the integration of LNC's legacy operations with those of Jefferson-Pilot. The realignment will enhance productivity, efficiency and scalability while positioning LNC and its affiliates for future growth.

The following details LNL's restructuring charges associated with this integration plan:

                                                     TOTAL
                                                 -------------
                                                 (IN MILLIONS)
                                                 -------------
Amounts incurred in 2006
   Employee severance and termination benefits        $12
   Abandoned office space                               1
                                                      ---
   Total 2006 restructuring charges                    13
Amounts expended in 2006
Restructuring reserve at December 31, 2006             (6)
                                                      ---
                                                      $ 7
                                                      ===
Additional amounts expended that do not
   qualify as restructuring charges                   $14

Expected completion date                          4th Quarter
                                                      2009

2005 RESTRUCTURING PLAN

During May 2005, LFA implemented a restructuring plan to realign its field management and financial planning support areas. Total pre-tax restructuring charges incurred during 2005 were $7 million. These charges, which are included in Other Operations, included employee severance and termination benefits of $4 million and rent on abandoned office space of $3 million. The remaining reserves totaled $1 million at December 31, 2006. The plan was completed by year end 2006, except for lease payments on vacated space which run through 2008.

2003 RESTRUCTURING PLANS

In January 2003, we realigned the operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning us for future growth. In February 2003, we announced plans to consolidate our fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, we announced that we were combining our retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, we announced additional realignment activities.

The total pre-tax restructuring charges recorded in 2005 and 2004 were $23 million and $20 million, respectively. Pre-tax amounts reversed in restructuring charges in 2006 and 2004 were $1 million in each year. Additional pre-tax amounts expended that do not qualify as restructuring charges in 2005 and 2004 were $7 million and $15 million, respectively. These plans were completed in 2006.

14. TRANSACTIONS WITH AFFILIATES

Cash and short-term investments at December 31, 2006 and 2005 include our participation in a cash management agreement with LNC of $389 million and $227 million, respectively. Related investment income was $14 million, $6 million and $3 million in 2006, 2005 and 2004, respectively. Short-term debt represents notes payable to LNC of $21 million and $34 million at December 31, 2006 and 2005, respectively. Total interest expense for this short-term debt was $1 million per year in 2006, 2005 and 2004. As shown in Note 5, LNC supplied funding to us totaling $1.390 billion in 2006 and $1.250 billion in 2005, in exchange for notes. The interest expense on these notes was $78 million per year in 2006, 2005 and 2004.

A transfer pricing arrangement is in place between LFD and Delaware Management Holdings, Inc. ("DMH") related to the wholesaling of DMH's investment products. As a result, we received fees of $36 million, $41 million, and $32 million from DMH for transfer pricing in 2006, 2005, and 2004. We also received fees of $4 million in 2006, from the Jefferson-Pilot Companies, for distributing Variable Universal Life products.

We paid fees of $57 million, $72 million and $79 million to DMH for investment management services in 2006, 2005 and 2004, respectively.

We provide services to and receive services from affiliated companies plus we receive an allocation of corporate overhead from LNC. This allocation is based on a calculation that utilizes income and equity of the business units. These activities with affiliated companies resulted in net payments of $59 million, $122 million and $101 million in 2006, 2005 and 2004, respectively.

We cede and accept reinsurance from affiliated companies. As discussed in Note 6, we cede certain Guaranteed Benefit risks (including certain GMDB and all GMWB benefits) to LNR Barbados. We also cede certain risks for certain UL policies, which resulted from recent actuarial reserving guidelines, to LNR Barbados. As of December 31, 2006, 2005 and 2004, all of these transactions are between us and LNR Barbados and us and Lincoln Assurance Limited, an affiliated life insurance company. Premiums in the accompanying Consolidated Statements of Income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                                         2006    2005    2004
                                        -----   -----   -----
                                            (IN MILLIONS)
                                        ---------------------
Insurance assumed                       $  25   $  --   $  --
Insurance ceded                          (238)   (219)   (116)
                                        -----   -----   -----
   Net reinsurance premiums and fees    $(213)  $(219)  $(116)
                                        =====   =====   =====

The Consolidated Balance Sheets include reinsurance balances with affiliated companies as follows:

                                                                 2006    2005
                                                                 ----   ------
                                                                 (IN MILLIONS)
                                                                 -------------
Future policy benefits and claims assumed                        $141   $    3
Future policy benefits and claims ceded                           951    1,052
Amounts recoverable from reinsurers on paid and unpaid losses      16       16
Reinsurance payable on paid losses                                 11        3
Funds held under reinsurance  treaties-net liability              702      718

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary on letters of credit aggregating $1,153 million and $751 million at December 31, 2006 and 2005, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement, and are guaranteed by LNC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying consolidated balance sheets of The Lincoln National Life Insurance Company ("Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lincoln National Life Insurance Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other postretirement plans. Also, as discussed in Note 2 to the financial statements, in 2004 the Corporation changed its method of accounting for certain non-traditional long-duration contracts and for separate accounts.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 19, 2007

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                 SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31, 2006   DECEMBER 31, 2005
                                                                -----------------   -----------------
                                                                            (IN MILLIONS)
                                                                -------------------------------------
ASSETS
Investments:
   Securities available-for sale, at fair value:
      Fixed maturity (cost: 2006 -- $53,846, 2005 -- $31,267)        $ 54,697            $ 32,245
      Equity (cost: 2006 -- $205, 2005 -- $95)                            218                 101
   Trading securities                                                   2,820               2,985
   Mortgage loans on real estate                                        7,344               3,662
   Real estate                                                            409                 182
   Policy loans                                                         2,755               1,858
   Derivative investments                                                 245                  41
   Other investments                                                      819                 423
                                                                     --------            --------
         Total Investments                                             69,307              41,497
Cash and invested cash                                                  1,762               1,962
Deferred acquisition costs and value of business acquired               7,609               4,418
Premiums and fees receivable                                              331                 285
Accrued investment income                                                 838                 500
Amounts recoverable from reinsurers                                     7,949               6,955
Goodwill                                                                3,514                 919
Other assets                                                            1,729               1,091
Assets held in separate accounts                                       71,777              56,427
                                                                     --------            --------
         Total Assets                                                $164,816            $114,054
                                                                     ========            ========
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:
   Insurance policy and claim reserves                               $ 13,650            $ 10,384
   Investment contractholder and policyholder funds                    58,385              35,273
                                                                     --------            --------
         Total Insurance and Investment Contract Liabilities           72,035              45,657
Short-term debt                                                            21                  34
Long-term debt and senior notes                                         1,440               1,250
Reinsurance related derivative liability                                  218                 278
Funds withheld reinsurance liabilities                                  1,816               1,711
Deferred gain on indemnity reinsurance                                    759                 835
Other liabilities                                                       3,905               2,536
Liabilities related to separate accounts                               71,777              56,427
                                                                     --------            --------
         Total Liabilities                                            151,971             108,728
                                                                     --------            --------
Commitments and Contingencies (See Note 9)
SHAREHOLDER'S EQUITY
Common stock                                                            6,961                  25
Retained earnings                                                       5,468               4,848
Accumulated other comprehensive income:
   Net unrealized gain on securities available-for-sale                   421                 452
   Net unrealized (loss)gain on derivative instruments                     (9)                  7
   Minimum pension liability adjustment                                    --                  (6)
                                                                     --------            --------
      Net other comprehensive income adjustments, net of tax              412                 453
      Adjustment to initially apply SFAS 158                                4                  --
                                                                     --------            --------
         Total accumulated other comprehensive income                     416                 453
                                                                     --------            --------
         Total Shareholder's Equity                                    12,845               5,326
                                                                     --------            --------
         Total Liabilities and Shareholder's Equity                  $164,816            $114,054
                                                                     ========            ========

See accompanying notes to the Supplemental Consolidated Financial Statements.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME

                                                                                   2006     2005     2004
                                                                                  ------   ------   ------
                                                                                        (IN MILLIONS)
                                                                                  ------------------------
REVENUE:
Insurance premiums                                                                $1,149   $   67   $  158
Insurance fees                                                                     2,439    1,575    1,405
Net investment income                                                              3,869    2,592    2,593
Realized (loss) on investments                                                        (2)     (16)     (45)
Amortization of deferred gain on indemnity insurance                                  76       77       87
Other revenue and fees                                                               258      316      275
                                                                                  ------   ------   ------
   Total Revenue                                                                   7,789    4,611    4,473
                                                                                  ------   ------   ------
BENEFITS AND EXPENSES:
Benefits                                                                           3,998    2,122    2,143
Underwriting, acquisition, insurance and other expenses                            2,086    1,544    1,475
Interest and debt expense                                                             84       78       79
                                                                                  ------   ------   ------
   Total Benefits and Expenses                                                     6,168    3,744    3,697
                                                                                  ------   ------   ------
Income before Federal income taxes and cumulative effect of accounting changes     1,621      867      776
Federal income taxes                                                                 460      223      193
                                                                                  ------   ------   ------
Income before cumulative effect of accounting changes                              1,161      644      583
Cumulative effect of accounting changes (net of Federal income taxes)                 --       --      (26)
                                                                                  ------   ------   ------
   Net Income                                                                     $1,161   $  644   $  557
                                                                                  ======   ======   ======

See accompanying notes to the Supplemental Consolidated Financial Statements.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                                    2006     2005     2004
                                                                                  -------   ------   ------
                                                                                        (IN MILLIONS)
                                                                                  -------------------------
COMMON STOCK:
Balance at beginning of year                                                      $    25   $   25   $   25
Merger: Jefferson-Pilot Life, Jefferson-Pilot LifeAmerica and Jefferson-Pilot
   Financial Insurance Company                                                      6,936       --       --
                                                                                  -------   ------   ------
      Balance at the end of year                                                    6,961       25       25
                                                                                  -------   ------   ------
RETAINED EARNINGS:
Balance at the beginning of the year                                                4,848    4,385    3,856
Comprehensive income                                                                1,120      315      566
Less other comprehensive income (loss) (net of federal income tax):
   Net unrealized gain (loss) on securities available-for-sale, net of
      reclassification adjustment                                                     (31)    (329)      23
   Net unrealized loss on derivative instruments                                      (16)      (7)     (10)
   Minimum pension liability adjustment                                                 6        7       (4)
                                                                                  -------   ------   ------
Net income                                                                          1,161      644      557
Additional investment by Lincoln National Corporation/Stock Compensation               27       19      122
Dividends declared                                                                   (568)    (200)    (150)
                                                                                  -------   ------   ------
      Balance at the end of year                                                    5,468    4,848    4,385
                                                                                  -------   ------   ------
NET UNREALIZED GAIN ON SECURITIES AVAILABLE-FOR-SALE:
Balance at the beginning of the year                                                  452      781      758
Change during the year                                                                (31)    (329)      23
                                                                                  -------   ------   ------
      Balance at the end of year                                                      421      452      781
                                                                                  -------   ------   ------
NET UNREALIZED (LOSS) GAIN ON DERIVATIVE INSTRUMENTS:
Balance at the beginning of the year                                                    7       14       24
Change during the year                                                                (16)      (7)     (10)
                                                                                  -------   ------   ------
      Balance at the end of year                                                       (9)       7       14
                                                                                  -------   ------   ------
MINIMUM PENSION LIABILITY ADJUSTMENT:
Balance at the beginning of the year                                                   (6)     (13)      (9)
Change during the year                                                                  6        7       (4)
                                                                                  -------   ------   ------
      Balance at the end of year                                                       --       (6)     (13)
                                                                                  -------   ------   ------
ADJUSTMENT FOR ADOPTION OF SFAS 158                                                     4       --       --
                                                                                  -------   ------   ------
Total Shareholder's Equity                                                        $12,845   $5,326   $5,192
                                                                                  =======   ======   ======

See accompanying notes to the Supplemental Consolidated Financial Statements.

STATEMENTS OF CASH FLOW

                                                                                       2006      2005      2004
                                                                                     -------   -------   -------
                                                                                            (IN MILLIONS)
                                                                                     ---------------------------
OPERATING ACTIVITIES
Net income                                                                           $ 1,161   $   644   $   557
Adjustments to reconcile net income to net cash provided by operating activities:
   Deferred acquisition costs and value of business acquired                            (722)     (430)     (350)
   Premiums and fees receivable                                                           16        54       112
   Accrued investment income                                                              21        (4)       (5)
   Policy liabilities and accruals                                                       170    (1,082)   (1,347)
   Net trading securities, purchases, sales and maturities                               165       (72)      (99)
   Cumulative effect of accounting change                                                 --        --        39
   Contractholder funds                                                                  741     1,893     1,536
   Amounts recoverable from reinsurers                                                   199       101       375
   Federal income taxes                                                                  121       144       121
   Stock-based compensation expense                                                        4        18        19
   Depreciation                                                                           54        64        48
   Realized loss on investments and derivative instruments                                 2        16        59
   Gain on sale of subsidiaries/business                                                  --        --       (14)
   Amortization of deferred gain                                                         (76)      (76)      (87)
   Other                                                                                (164)     (608)     (275)
                                                                                     -------   -------   -------
      Net adjustments                                                                    531        18       132
                                                                                     -------   -------   -------
      Net cash provided by operating activities                                        1,692       662       689
                                                                                     -------   -------   -------
INVESTING ACTIVITIES
Securities available-for-sale:
   Purchases                                                                          (9,323)   (5,725)   (9,001)
   Sales                                                                               5,328     3,767     4,740
   Maturities                                                                          3,326     2,392     2,468
Purchase of other investments                                                           (696)   (1,008)   (1,938)
Sale or maturity of other investments                                                    585     1,151     2,187
Proceeds from disposition of business                                                     --        --        10
Cash acquired from merger of Jefferson-Pilot Life Insurance Company and
   Jefferson-Pilot LifeAmerica Insurance Company                                         154        --        --
Other                                                                                     58         9       146
                                                                                     -------   -------   -------
      Net cash provided by (used in) investing activities                               (568)      586    (1,388)
                                                                                     -------   -------   -------
FINANCING ACTIVITIES
Issuance of long-term debt                                                               140        --        47
Payment of long-term debt                                                                 --       (47)       --
Net decrease in short-term debt                                                          (13)        2       (10)
Univeral life and investment contract deposits                                         7,444     4,783     4,928
Univeral life and investment contract withdrawals                                     (6,660)   (3,755)   (3,353)
Investment contract transfers                                                         (1,821)   (1,483)   (1,336)
Increase in collateral on loaned securities                                               --        45       181
Increase in funds withheld liability                                                     105       131        87
Net proceeds from securities sold under repurchase agreements                             49        --        --
Capital contribution from shareholder                                                     --        --       100
Dividends paid to shareholders                                                          (568)     (200)     (150)
                                                                                     -------   -------   -------
      Net cash provided by (used in) financing activities                             (1,324)     (524)      494
                                                                                     -------   -------   -------
      Net increase (decrease) in cash and invested cash                                 (200)      724      (205)
                                                                                     -------   -------   -------
Cash and invested cash at beginning of year                                            1,962     1,238     1,443
                                                                                     -------   -------   -------
      Cash and invested cash at end of year                                          $ 1,762   $ 1,962   $ 1,238
                                                                                     =======   =======   =======

See accompanying notes to the Supplemental Consolidated Financial Statements.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying Supplemental Consolidated Financial Statements include The Lincoln National Life Insurance Company and its majority-owned subsidiaries ("LNL" or the "Company", which may also be referred to in these Notes as "we" or "us"). The Company is domiciled in Indiana. Lincoln National Corporation ("LNC") owns 100% of the Company on a direct basis and its subsidiaries on an indirect basis. The Company owns 100% of the outstanding common stock of two insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn") and Lincoln Life & Annuity Company of New York ("Lincoln Life New York"). The Company also owns several non-insurance companies, including Lincoln Financial Distributors ("LFD") and Lincoln Financial Advisors ("LFA"), LNC's internally owned wholesaling and retailing business units, respectively throughout business segments. LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States and several U.S. territories (see Note 11). These Supplemental Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

On April 3, 2006, LNC completed its merger with Jefferson-Pilot ("JP") by acquiring 100% of the outstanding shares of Jefferson-Pilot. On February 15, 2007, the North Carolina Department of Insurance approved the merger of the Jefferson Pilot Life Insurance Company ("JPL") and Jefferson-Pilot LifeAmerica Insurance Company ("JPLA"), both affiliates, into the Company with the Company being the survivor and the Parent Company, respectively. The effective date of these transactions was April 2, 2007. Jefferson Pilot Financial Insurance Company ("JPFIC") was wholly owned by JP. JPFIC is expected to merge into LNL on July 2, 2007. This transaction is dependent on the approval by the Nebraska Insurance Department. These financial statements are prepared as if on April 3, 2006, the Company completed the merger with Jefferson-Pilot Life Insurance Company, Jefferson-Pilot Financial Insurance Company and Jefferson-Pilot LifeAmerica Insurance Company, and has included the results of operations and financial condition of JPL, JPFIC and JPLA in our Supplemental Consolidated Financial Statements beginning on April 3, 2006. The Supplemental Consolidated Financial Statements for the years ended December 31, 2005 and 2004 exclude the results of operations and financial condition of JPL, JPFIC and JPLA. The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 9. Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

BUSINESS COMBINATIONS

On April 3, 2006, LNC completed its merger with JP by acquiring 100% of the outstanding shares of JP in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard
(SFAS) No. 141, "Business Combinations" ("SFAS 141") and JPL, JPFIC and JPLA became wholly-owned by LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JPL, JPFIC and JPLA were "pushed down" to the Company's financial statements in accordance with push down accounting rules.

The fair value of net assets assumed in the mergers was $6.9 billion. Goodwill of $2.6 billion resulted from the excess of purchase price over the fair value of the net assets assumed. The parent paid a premium over the fair value of JP's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with adjustments that were made to the Balance Sheet to get to the fair value of net assets:

                                                    PRELIMINARY     FAIR VALUE
                                                     FAIR VALUE   ADJUSTMENTS(1)
                                                    -----------   --------------
                                                          (IN MILLIONS)
                                                    ----------------------------
Investments                                          $ 27,378        $   305
Due from reinsurers                                     1,193             --
Deferred policy acquisition costs                          --         (2,494)
Value of business acquired                              2,478          1,983
Goodwill                                                2,595          2,325
Other assets                                            1,138             24
Assets held in separate accounts                        2,574             --
Policy liabilities                                    (26,562)           564
Income tax liabilities                                   (440)          (137)
Accounts payable, accruals and other liabilities         (848)           (13)
Liabilities related to separate accounts               (2,574)            --
                                                     --------        -------
   Total net assets acquired                         $  6,932        $ 2,557
                                                     ========        =======

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                        PRELIMINARY
                        FAIR VALUE
                       -------------
                       (IN MILLIONS)
                       -------------
Individual Markets:
   Life Insurance         $1,326
   Annuities                 988
Employer Markets:
   Group Protection          281
                          ------
      Total Goodwill      $2,595
                          ======

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, derivatives, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, insurance and investment contract liabilities, deferred front end loads, pension plans and the potential effects of resolving litigated matters.

INVESTMENTS

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we apply professional judgment and make adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments.

Trading securities consist of fixed maturity and equity securities in designated portfolios, which support modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements. Investment results for these portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements.

For the mortgage-backed securities portion of the trading and available-for-sale fixed maturity securities portfolios, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate;
2) the loan's observable market price; 3) the fair value of the collateral. The provision for losses is reported as realized gain (loss) on investments. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Investment real estate is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Cost is adjusted for impairment when the projected undiscounted cash flow from the investment is less than the carrying value. Impaired real estate is written down to the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Also, valuation allowances for losses are established, as appropriate, for real estate holdings that are in the process of being sold. Real estate acquired through foreclosure proceedings is reclassified on the balance sheet from mortgage loans on real estate to real estate and is recorded at fair value at the settlement date, which establishes a new cost basis. If a subsequent periodic review of a foreclosed property indicates the fair value, less estimated costs to sell, is lower than the carrying value at settlement date, the carrying value is adjusted to the lower amount. Write-downs to real estate and any changes to the reserves on real estate are reported as realized loss on investments.

Policy loans are carried at aggregate unpaid balances.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments, derivative gains (losses), gains on sale of subsidiaries/business, and net gain (loss) on reinsurance embedded derivative/trading securities. See Note 3 for additional detail. Realized gain
(loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs ("DAC") and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for DAC and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS

We hedge certain portions of our exposure to interest rate risk, credit risk, foreign exchange risk and equity fluctuation risk by entering into derivative transactions. We recognize all derivative instruments as either assets or liabilities in the Supplemental Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument based upon the exposure being hedged -- as a cash flow hedge, fair value hedge or a hedge of a net investment in a foreign operation. As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and fair value hedges. In addition, we had derivative instruments that were economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain in fair value on the hedged item attributable to the hedged risk are recognized in net income during the period of change in fair values. For derivative instruments that are not designated as hedging instruments but that are economic hedges, the gain or loss is recognized in current income during the period of change in the corresponding income statement line as the transaction being hedged.

We have a hedging strategy designed to mitigate the risk and income statement volatility caused by changes in the equity markets, interest rates, and volatility associated with the Lincoln Smart SecuritySM Advantage guaranteed minimum withdrawal benefits ("GMWB") feature and our i4LIFE(R) Advantage guaranteed income benefits ("GIB") feature that is available in our variable annuity products. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133, resulting in the guarantees being recognized at fair value, with changes in fair value being reported in net income. The hedging strategy is designed such that changes in the value of the hedge contracts move in the opposite direction of changes in the value of the embedded derivative of the GMWB and GIB. As part of our current hedging program, policyholder behavior and equity, interest rate, and volatility market conditions are monitored on a daily basis. We rebalance our hedge positions based upon changes in these factors as needed. While we actively manage our hedge positions, our hedge positions may not be totally effective to offset changes in assets and liabilities caused by movements in these factors due to, among other things, differences in timing between when a market exposure changes and corresponding changes to the hedge positions, extreme swings in the equity markets and interest rates, market volatility, policyholder behavior, divergence between the performance of the underlying funds and the hedging indices, divergence between the actual and expected performance of the hedge instruments, or our ability to purchase hedging instruments at prices consistent with our desired risk and return trade-off.

We have certain Modco and CFW reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of trading securities in portfolios that support these arrangements.

See Note 9 for further discussion of our accounting policy for derivative instruments.

CASH AND INVESTED CASH

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, DEFERRED SALES INDUCEMENTS

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain
(loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 20 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

Value of business acquired ("VOBA") is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products acquired, (i.e., unit-linked products and variable deferred annuities) and over the premium paying period for insurance products acquired, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effects of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

Bonus credits and excess interest for dollar cost averaging ("DCA") contracts are considered sales inducements and are deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI"). DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC. DSI is reported within the other assets caption of the Supplemental Consolidated Balance Sheets.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. DFEL is reported within the investment contract and policyholder funds caption of the Supplemental Consolidated Balance Sheets. The deferral and amortization of DFEL is reported within insurance fees in the Supplemental Consolidated Statements of Income.

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions underlying the amortization of DAC, VOBA, DSI and DFEL. We review the various assumptions including investment margins, mortality and retention. These assumptions also impact the reserves for the guarantee features within our variable annuity and life insurance products. In addition to the annual third quarter review of assumptions, if factors or trends indicate that actual experience varies significantly from these assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs and value of business acquired, referred to as prospective unlockings, are reflected in amortization expense within the Consolidated Statements of Income. Prospective unlockings affecting DSI are reflected in benefits expense and affecting DFEL are included in insurance fees within the Consolidated Statements of Income.

DAC and VOBA are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

REINSURANCE

We enter into reinsurance agreements with other companies in the normal course of our business. Assets/Liabilities and premiums/benefits from certain reinsurance contracts that grant statutory surplus relief to other insurance companies are netted on the balance sheets and income statements, respectively, since there is a right of offset. All other reinsurance agreements are reported on a gross basis in the balance sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of Modco agreements for which the right of offset also exists.

GOODWILL AND OTHER INTANGIBLE ASSETS

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review the carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

Other intangible assets, which consist of DSI and sales force intangibles, as of December 31, 2006 and 2005, net of accumulated amortization are reported in other assets. DSI is amortized as discussed above, under the heading Deferred Acquisition Costs, Value of Business Acquired, Deferred Front End Loads, Deferred Sales Inducements. Sales force intangibles are attributable to the value of the distribution system acquired in the Individual Markets -- Life Insurance segment. These assets are amortized on a straight-line basis over their useful life of 25 years.

PROPERTY AND EQUIPMENT

Property and equipment owned for company use is included in other assets in our Supplemental Consolidated Balance Sheets and is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment.

IMPAIRMENT OF LONG-LIVED ASSETS

We periodically review the carrying value of long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held and used until disposed of.

Long-lived assets to be sold are classified as held for sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held for sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS

These assets and liabilities related to separate accounts represent segregated funds administered and invested by us and our insurance subsidiaries for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account balances, withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the Supplemental Consolidated Statements of Income.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 0.75% to 13.50%.

The liabilities for future claim reserves for variable annuity products containing guaranteed minimum death benefits ("GMDB") features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date, less the cumulative GMDB payments, plus interest. The change in the reserve for a period is then the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

With respect to its insurance and investment contract liabilities, we continually review our: 1) overall reserve position; 2) reserving techniques, and; 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 and 2005 participating policies comprised 1.3% of the face amount of insurance in-force, and dividend expenses were $85 million, $78 million, and $77 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Universal life and variable life products with secondary guarantees represent approximately 34% of permanent life insurance in-force at December 31, 2006 and approximately 77% of sales of these products in 2006. Liabilities for the secondary guarantees on universal life-type products are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI. The risk for the secondary guarantee is ceded to an affiliate of the Company in an arrangement that does not qualify as reinsurance. If the secondary guarantee is triggered, then the affiliate will reimburse the Company for the cost of insurance charges. The reinsurance of the secondary guarantee is considered a derivative as it does not meet the insurance risk transfer requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS 113"). The fair value of the derivative is determined based on the fair value of the cash flows related to this agreement.

LOANED SECURITIES

Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. This liability is included within other liabilities in our Supplemental Consolidated Balance Sheets. Our agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. We value collateral daily and obtain additional collateral when deemed appropriate.

BORROWED FUNDS

Short-term borrowings are defined as borrowings with contractual or expected maturities of one year or less. Long-term borrowings have contractual or expected maturities greater than one year.

COMMITMENTS AND CONTINGENCIES

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and estimable.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS

Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

PREMIUMS ON TRADITIONAL LIFE INSURANCE PRODUCTS

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

OTHER REVENUES AND FEES

Other revenue and fees principally consists of amounts earned by LFA, our retail distribution arm, from sales of third party insurance and investment products. Such revenue is recorded as earned at the time of sale.

BENEFITS AND EXPENSES

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in our general account during 2004 through 2006 ranged from 4.0% to 7.0%. For traditional life, group health and disability income products, benefits and expenses, other than DAC, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as GMDB, and the change in fair values of guarantees for annuity products with guaranteed income benefits ("GIB") or guaranteed minimum withdrawal benefits ("GMWB").

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Pursuant to the accounting rules for our obligations to employees under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. We use assumptions for the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate. See Note 7 for more information on our accounting for employee benefit plans.

STOCK BASED COMPENSATION

We expense the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase in shareholder's equity. For additional information on stock based incentive compensation see Note 8.

INCOME TAXES

We and our eligible subsidiaries, excluding JPL, JPFIC and JPLA, have elected to file consolidated Federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. The tax sharing agreement also provides that we will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

JPL and JPFIC file separate Federal income tax returns.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the amount of stock-based compensation expense allocated to the Company in 2006.

See Note 8 for more information regarding our stock-based compensation plans.

FSP 115-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments," references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our consolidated financial condition or results of operations.

SFAS NO. 158 -- EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS -- AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106, AND 132(R).

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). The guidance requires us to recognize on the balance sheet the funded status of our defined benefit pension and other postretirement plans as either an asset or liability, depending on the plans' funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans. Prior service costs or credits and net gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, "Employers' Account for Pensions" or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Under SFAS 158, disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. Retroactive application of SFAS 158 is not permitted. We applied the recognition provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 resulted in a increase to accumulated other comprehensive income of $4 million.

See Note 7 for more information regarding our adoption of SFAS 158.

SAB NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our Supplemental Consolidated Financial Statements.

STATEMENT OF POSITION 05-1.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for Deferred Acquisition Costs ("DAC") on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We adopted SOP 05-1 effective January 1, 2007 by recording decreases to the following categories in our Consolidated Balance Sheets:

                                                (IN MILLIONS,
                                                  UNAUDITED)
                                                -------------
ASSETS
Deferred acquisition costs                           $31
Value of business acquired                            35
Other assets -- deferred sales inducements             3
                                                     ---
   Total assets                                      $69
                                                     ===
LIABILITIES AND SHAREHOLDER'S EQUITY
Investment contract and policyholder
   funds -- deferred front end loads                 $ 2
Insurance policy and claims
   reserve -- guaranteed minimum death
   benefit annuity reserve                             4
Other liabilities -- income tax liabilities           22
                                                     ---
   Total liabilities                                  28
                                                     ---
Retained earnings                                     41
                                                     ---
   Total liabilities and shareholder's equity        $69
                                                     ===

The adoption of this new guidance primarily impacts our Individual Markets Annuities and Employer Markets Group Protection businesses, and our accounting policies regarding the assumptions for lapsation used in the amortization of DAC and value of business acquired ("VOBA"). In addition, the adoption of SOP 05-1 resulted in a $6 million (unaudited) pre-tax increase to underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income in the first three months of 2007, which was attributable to changes in DAC and VOBA deferrals and amortization.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of

FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB cleared Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 will not have a material impact on our consolidated financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 effective January 1, 2007 by recording an increase in the liability for unrecognized tax benefits of $14 million (unaudited) in our Consolidated Balance Sheets, offset by a reduction to the beginning balance of retained earnings.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our consolidated financial condition and results of operations.

SOP 03-1.

Effective January 1, 2004, we implemented the provisions of AICPA SOP 03-1, "Accounting and Reporting by Insurance

Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). Adjustments arising from implementation, as discussed below, were recorded in net income as a cumulative effect of accounting change.

GUARANTEED MINIMUM DEATH BENEFIT RESERVES. Although there was no method prescribed under GAAP for GMDB reserving until the issuance of SOP 03-1, our Individual Annuities segment had been recording a reserve for GMDBs. At December 31, 2003, our GMDB reserve was $46 million. Adoption of the GMDB reserving methodology under SOP 03-1 resulted in a decrease to reserves of $10 million pre-tax. GMDB reserves were $23 million and $15 million at December 31, 2006 and 2005, respectively, of which $21 and $15 million were ceded to an affiliated reinsurance company.

Application of SOP 03-1 impacts EGPs used to calculate amortization of DAC, VOBA, DSI, and the liability for DFEL. The benefit ratio approach under SOP 03-1 results in a portion of future GMDB fees being accrued as a liability for future GMDB reserves. As a result, the EGPs used in our determination of DAC amortization are lower under SOP 03-1. Therefore upon adoption of SOP 03-1 we reported an unfavorable DAC/VOBA/DSI/DFEL unlocking as a negative cumulative effect adjustment of $43 million pre-tax in 2004.

The combined effects of the GMDB reserve requirements and related unlocking adjustments from implementation of SOP 03-1 resulted in a charge to net income for the cumulative effect of accounting change of $35 million pre-tax ($23 million after-tax) in 2004.

SALES INDUCEMENTS. Our Individual Markets -- Annuities segment variable annuity product offerings include contracts that offer a bonus credit, typically ranging from 2% to 5% of each deposit. We also offer enhanced interest rates to variable annuity contracts that are under DCA funding arrangements. Bonus credits and excess DCA interest are considered sales inducements under SOP 03-1 and, as such, are to be deferred as a sales inducement asset and amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

UNIVERSAL LIFE CONTRACTS. Our Individual Markets -- Life Insurance segment offers an array of individual and survivor-life universal life insurance products that contain features for which SOP 03-1 might apply. A review of the products and their features for possible SOP implications concluded that no additional reserves were necessary with the exception of the MoneyGuard(R) product. MoneyGuard(R) is a universal life insurance product with an acceleration of death benefit feature that provides convalescent care benefit payments when the insured becomes chronically ill. There is an optional extension of benefit rider available that will provide continuation of the convalescent care benefit payments once the total benefits from the base policy have been exhausted. The optional extended benefit payments can be for 2 years, 4 years, or the remaining life of the insured. Charges for the extension rider are deducted from the base policy account value and vary by the length of extension period selected. The adoption of SOP 03-1 in 2004 resulted in a charge recorded as a cumulative effect of accounting change of $4 million pre-tax ($3 million after-tax) for the extension of benefit feature in MoneyGuard(R).

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential effects of SFAS 159 on our consolidated financial condition and results of operations.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                                                 GROSS        GROSS
                                                 COST OR      UNREALIZED   UNREALIZED
                                             AMORTIZED COST      GAINS      (LOSSES)    FAIR VALUE
                                             --------------   ----------   ----------   ----------
                                                                 (IN MILLIONS)
                                             -----------------------------------------------------
2006
AVAILABLE-FOR-SALE
   Corporate bonds                               $44,049        $1,043       $(283)       $44,809
   U.S. Government bonds                             218             7          --            225
   Foreign government bonds                          689            58          (2)           745
   Asset and mortgage backed-securities            8,607            88         (69)         8,626
   State and municipal bonds                         194             2          (2)           194
   Redeemable preferred stocks                        89             9          --             98
                                                 -------        ------       -----        -------
      Total fixed maturities                     $53,846        $1,207       $(356)       $54,697
Equity securities                                    205            15          (2)           218
                                                 -------        ------       -----        -------
      Total securities available-for-sale        $54,051        $1,222       $(358)       $54,915
                                                 =======        ======       =====        =======

2005
AVAILABLE-FOR-SALE
   Corporate bonds                               $24,190        $1,106       $(241)       $25,055
   U.S. Government bonds                             143            12          --            155
   Foreign government bonds                          839            62          (3)           898
   Asset and mortgage backed-securities            5,884            85         (60)         5,909
   State and municipal bonds                         123             4          (1)           126
   Redeemable preferred stocks                        88            14          --            102
                                                 -------        ------       -----        -------
      Total fixed maturities                     $31,267        $1,283       $(305)       $32,245
Equity securities                                     95             6          --            101
                                                 -------        ------       -----        -------
      Total securities available-for-sale        $31,362        $1,289       $(305)       $32,346
                                                 =======        ======       =====        =======

Future maturities of fixed maturity securities available-for-sale are as follows:

                                         AMORTIZED COST   FAIR VALUE
                                         --------------   ----------
                                                (IN MILLIONS)
                                         ---------------------------
Due in one year or less                      $ 1,833        $ 1,836
Due after one year through five years         12,068         12,248
Due after five years through ten years        17,234         17,404
Due after ten years                           14,103         14,583
                                             -------        -------
   Subtotal                                   45,238         46,071
Asset and mortgage-backed securities           8,607          8,626
                                             -------        -------
   Total                                     $53,846        $54,697
                                             =======        =======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The quality ratings of fixed maturity securities available-for-sale are as follows:

                   RATING AGENCY
NAIC RATING   EQUIVALENT DESIGNATION   FAIR VALUE   % OF TOTAL
-----------   ----------------------   ----------   ----------
                                            (IN MILLIONS)
                                       -----------------------
     1        AAA / AA / A               $32,307      59.1%
     2        BBB                         18,698      34.2%
     3        BBB                          2,269       4.1%
     4        BBB                          1,202       2.2%
     5        CCC and lower                  198       0.4%
     6        In or near default              23       0.0%
                                         -------     -----
                                         $54,697     100.0%
                                         =======     =====

The major categories of net investment income are as follows:

                                                2006     2005     2004
                                               ------   ------   ------
                                                     (IN MILLIONS)
                                               ------------------------
Fixed maturity securities available-for-sale   $2,979   $1,959   $1,932
Equity securities available-for-sale               11        7        8
Trading securities                                181      176      173
Mortgage loans on real estate                     466      288      350
Real estate                                        37       48       25
Policy loans                                      158      118      119
Invested cash                                      53       46       21
Other investments                                 147       61       54
                                               ------   ------   ------
   Investment revenue                           4,032    2,703    2,682
Investment expense                                163      111       89
                                               ------   ------   ------
   Net investment income                       $3,869   $2,592   $2,593
                                               ======   ======   ======

Trading securities at fair value retained in connection with Modco and CFW reinsurance arrangements, consisted of the following:

                                             2006     2005
                                            ------   ------
                                             (IN MILLIONS)
                                            ---------------
Corporate bonds                             $2,140   $2,283
U.S. Government bonds                          331      322
Foreign government bonds                        45       52
Asset and mortgage backed-securities
   Mortgage pass-through securities             24       29
   Commercial mortgage obligations             111      113
   Collateralized Mortgage Backed Securities   133      148
   Other-asset backed securities                 8        9
State and municipal bonds                       18       19
Redeemable preferred stocks                      8        8
                                            ------   ------
      Total fixed maturities                 2,818    2,983
Equity securities                                2        2
                                            ------   ------
      Total trading securities              $2,820   $2,985
                                            ======   ======

The portion of the market adjustment for trading securities still held at December 31, 2006 and 2005 was a loss of $48 million and $70 million, respectively.

The detail of the realized gain (loss) on investments is as follows

                                                                    2006   2005   2004
                                                                    ----   ----   ----
                                                                       (IN MILLIONS)
                                                                    ------------------
Realized loss on investment and derivative instruments              $(6)   $(21)  $(58)
Gain (loss) on reinsurance embedded derivative/trading securities     4       5     (1)
Gain on sale of subsidiaries/business                                --      --     14
                                                                    ---    ----   ----
Net loss on investments                                             $(2)   $(16)  $(45)
                                                                    ===    ====   ====

The detail of the realized gain and losses on investments and derivative instruments is as follows:

                                                        2006   2005   2004
                                                        ----   ----   ----
                                                           (IN MILLIONS)
                                                       ---------------------
Fixed maturity securities available-for-sale
   Gross gain                                           $124   $113   $107
   Gross loss                                            (99)   (90)  (114)
Equity securities available-for-sale                      --
   Gross gain                                              1      8     18
   Gross loss                                             --     --     (1)
Fixed maturity securities held-to-maturity                --
   Gross gain                                             --     --     --
   Gross loss                                             --     --     --
Other investments                                          9     10      4
Associated amortization of deferred acquisition
   costs and provision for policyholder commitments      (39)   (52)   (51)
Investment expense                                        (2)    (9)   (10)
                                                        ----   ----   ----
Total investments                                         (6)   (20)   (47)
Derivative instruments of associated
   amortization of deferred acquisition costs             --     (1)   (11)
                                                        ----   ----   ----
Total investments and derivative instruments            $ (6)  $(21)  $(58)
                                                        ====   ====   ====

Provisions (credits) for write-downs and net changes in allowances for loss, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                                2006   2005   2004
                                                ----   ----   ----
                                                   (IN MILLIONS)
                                                ------------------
Fixed maturity securities available-for-sale     $65    $19   $67
Equity securities available-for-sale              --     --    --
Mortgage loans on real estate                      1     (6)   (2)
Real estate                                       --     --    --
Guarantees                                        --     --    --
                                                 ---    ---   ---
Total                                            $66    $13   $65
                                                 ===    ===   ===

The change in unrealized appreciation (depreciation) on investments in fixed maturity and equity securities available-for-sale is as follows:

                                                 2006    2005   2004
                                                -----   -----   ----
                                                    (IN MILLIONS)
                                                --------------------
Fixed maturity securities available-for-sale    $(127)  $(839)  $61
Equity securities available-for-sale                7      (6)   (6)
                                                -----   -----   ---
Total                                           $(120)  $(845)  $55
                                                =====   =====   ===

For fixed maturity and equity securities held by us at December 31, 2006 and 2005 that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                                          % FAIR   AMORTIZED   % AMORTIZED   UNREALIZED   % UNREALIZED
                             FAIR VALUE    VALUE      COST         COST         LOSS          LOSS
                             ----------   ------   ---------   -----------   ----------   ------------
                                                           (IN MILLIONS)
                             -------------------------------------------------------------------------
2006
  90 Days                      $ 7,030     39.1%    $ 7,082        38.7%       $ (52)         14.5%
Greater than
 90 days but less than or
 equal to 180 days                 400      2.2%        413         2.3%         (13)          3.6%
Greater than
 180 days but less than or
 equal to 270 days               1,451      8.1%      1,478         8.1%         (27)          7.5%
Greater than
 270 days less than or
 equal to 1 year                 1,842     10.3%      1,883        10.3%         (41)         11.5%
Greater than 1 year              7,226     40.3%      7,451        40.6%        (225)         62.9%
                               -------    -----     -------       -----        -----         -----
   Total                       $17,949    100.0%    $18,307       100.0%       $(358)        100.0%
                               =======    =====     =======       =====        =====         =====

2005
  90 Days                      $ 3,007     27.6%    $ 3,039        27.2%       $ (32)         10.5%
Greater than
 90 days but less than or
 equal to 180 days               5,152     47.3%      5,258        47.0%        (106)         34.6%
Greater than
 180 days but less than or
 equal to 270 days                 374      3.4%        384         3.4%         (10)          3.3%
Greater than
 270 days less than or
 equal to 1 year                   788      7.3%        822         7.3%         (34)         11.1%
Greater than 1 year              1,570     14.4%      1,693        15.1%        (123)         40.5%
                               -------    -----     -------       -----        -----         -----
   Total                       $10,891    100.0%    $11,196       100.0%       $(305)        100.0%
                               =======    =====     =======       =====        =====         =====

For fixed maturity and equity securities with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                            LESS THAN OR EQUAL         GREATER THAN
                                             TO TWELVE MONTHS         TWELVE MONTHS              TOTAL
                                          ---------------------   ---------------------   ---------------------
                                                        GROSS                   GROSS                   GROSS
                                          CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                            VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                          --------   ----------   --------   ----------   --------   ----------
                                                                      (IN MILLIONS)
                                          ---------------------------------------------------------------------
2006
   Corporate bonds                        $ 8,643      $(115)      $4,892      $(168)      $13,535     $(283)
   U.S. Government bonds                       43         --           --         --            43        --
   Foreign government bonds                    56         (1)          62         (1)          118        (2)
   Asset and mortgage backed-securities     1,911        (13)       2,227        (56)        4,138       (69)
   State and municipal bonds                   20         (1)          44         (1)           64        (2)
   Redeemable preferred stocks                 --         --            1         --             1        --
                                          -------      -----       ------      -----       -------     -----
      Total fixed maturities               10,673       (130)       7,226       (226)       17,899      (356)
Equity securities                              50         (2)          --         --            50        (2)
                                          -------      -----       ------      -----       -------     -----
      Total securities                    $10,723      $(132)      $7,226      $(226)      $17,949     $(358)
                                          =======      =====       ======      =====       =======     =====

2005
   Corporate bonds                        $ 6,300      $(132)      $1,235      $(109)      $ 7,535     $(241)
   U.S. Government bonds                       --         --           --         --            --        --
   Foreign government bonds                   169         (3)          38         --           207        (3)
   Asset and mortgage backed-securities     2,820        (47)         284        (13)        3,104       (60)
   State and municipal bonds                   31         --           13         (1)           44        (1)
   Redeemable preferred stocks                  1         --           --         --             1        --
                                          -------      -----       ------      -----       -------     -----
      Total fixed maturities                9,321       (182)       1,570       (123)       10,891      (305)
Equity securities                              --         --           --         --            --        --
                                          -------      -----       ------      -----       -------     -----
      Total securities                    $ 9,321      $(182)      $1,570      $(123)      $10,891     $(305)
                                          =======      =====       ======      =====       =======     =====

Securities available-for-sale that were deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors we considered in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) our ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 10 to the Supplemental Consolidated Financial Statements - Fair Value of Financial Instruments for a general discussion of the methodologies and assumptions used to determine estimated fair values.

The balance sheet captions, "Real Estate" and "Other Assets," which includes property and equipment, include accumulated depreciation as follows:

                         2006    2005
                         ----   ------
                         (IN MILLIONS)
                         -------------
Real estate              $ 27    $ 19
Property and equipment    859     255

Impaired mortgage loans along with the related allowance for losses are as follows:

                                           2006    2005
                                           ----   ------
                                           (IN MILLIONS)
                                           -------------
Impaired loans with allowance for losses   $28     $66
Allowance for losses                        (2)     (9)
                                           ---     ---
   Net impaired loans                      $26     $57
                                           ===     ===

We believe the allowance for losses is maintained at a level adequate to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

A reconciliation of the mortgage loan allowance for losses for these impaired mortgage loans is as follows:

                                    2006   2005   2004
                                    ----   ----   ----
                                       (IN MILLIONS)
                                    ------------------
Balance at beginning of year        $ 9    $16    $18
Provisions for losses                 2      2      5
Release due to principal paydowns    (9)    (9)    (7)
                                    ---    ---    ---
   Balance at end of year           $ 2    $ 9    $16
                                    ===    ===    ===

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

                                                2006   2005   2004
                                                ----   ----   ----
                                                   (IN MILLIONS)
                                                ------------------
Average recorded investment in impaired loans    $42    $62   $101
Interest income recognized on impaired loans       4      5      9

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2006 and December 31 2005, we had no mortgage loans on non-accrual status. As of December 31, 2006 and 2005, we had no mortgage loans past due 90 days and still accruing interest.

As of December 31, 2006 and 2005, we had restructured mortgage loans of $19 million and $45 million, respectively. We recorded $1 million and $2 million of interest income on these restructured mortgage loans in 2006 and 2005, respectively. Interest income in the amount of $1 million and $4 million would have been recorded on these mortgage loans according to their original terms in 2006 and 2005, respectively. As of December 31, 2006 and 2005, we had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2006, our investment commitments for fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate were $1,309 million. This includes $316 million of standby commitments to purchase real estate upon completion and leasing.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled $40 million and $67 million at December 31, 2006 and 2005, respectively.

4. FEDERAL INCOME TAXES

Federal income tax expense is as follows:

                    2006   2005   2004
                    ----   ----   ----
                       (IN MILLIONS)
                    ------------------
Current             $244   $111   $ 98
Deferred             216    112     95
                    ----   ----   ----
Total tax expense   $460   $223   $193
                    ====   ====   ====

The effective tax rate on pre-tax income (loss) from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Tax rate times pre-tax income        $568   $303   $272
Effect of:
   Tax-preferred investment income    (86)   (63)   (69)
   Tax credits                        (21)   (14)   (14)
   Other                               (1)    (3)     4
                                     ----   ----   ----
      Provision for income taxes     $460   $223   $193
                                     ====   ====   ====
      Effective tax rate               28%    26%    25%

The Federal income tax liability included in Other liabilities on the Supplemental Consolidated Balance Sheets is as follows:

                                         2006    2005
                                        -----   -----
                                        (IN MILLIONS)
                                        -------------
Current                                  $ 13   $ 77
Deferred                                  615     24
                                         ----   ----
   Total Federal income tax liability    $628   $101
                                         ====   ====

Significant components of our deferred tax assets and liabilities are as follows:

                                                        2006     2005
                                                       ------   ------
                                                        (IN MILLIONS)
                                                       ---------------
Deferred tax assets:
Insurance and investment contract liabilities          $1,528   $1,206
Deferred gain recognition for income tax purposes         350      291
Modco embedded derivative                                  76       98
Postretirement benefits other than pension                 14       15
Compensation related                                      155      100
Ceding commission asset                                     9       11
Capital loss carryforward                                   2       --
Net operating loss carryforward                            21       --
Affordable housing tax credit carryforward                 18       --
Other deferred tax assets                                 110       53
                                                       ------   ------
   Total deferred tax assets                            2,283    1,774
                                                       ------   ------
Deferred tax liabilities:
Deferred acquisition costs                              1,656      998
Net unrealized gain on securities available-for-sale      306      351
Trading security gains                                     74       91
Present value of business in-force                        602      260
Deferred gain recognition for income tax purposes          14       --
Depreciation differences                                   59       --
Other deferred tax liabilities                            187       98
                                                       ------   ------
      Total deferred tax liabilities                    2,898    1,798
                                                       ------   ------
      Net deferred tax liability                       $  615   $   24
                                                       ======   ======

We and our affiliates, with the exception of JPL, JPFIC and JPLA, are part of a consolidated Federal income tax filing with LNC. Cash paid relating to these consolidated Federal income taxes in 2006, 2005 and 2004 was $208 million, $75 million and $56 million, respectively.

JPL files a separate Federal income tax return. Cash received for income taxes relating to JPL's return in 2006 was $15 million. JPFIC files a separate federal income tax return. JPLA is part of a consolidated Federal income tax filing with JPFIC. Cash paid for income taxes relating to the consolidated return in 2006 was $116.3 million.

We are required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, was suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to our consolidated results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which we continue to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. We do not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", excluding amounts attributable to the indemnity reinsurance transaction with Swiss Re, are as follows:

                                          2006     2005    2004
                                        -------   -----   -----
                                             (IN MILLIONS)
                                        -----------------------
Insurance assumed                       $     8   $   1   $  --
Insurance ceded                          (1,021)   (767)   (640)
                                        -------   -----   -----
   Net reinsurance premiums and fees    $(1,013)  $(766)  $(640)
                                        =======   =====   =====

The income statement caption, "Benefits," is net of reinsurance recoveries at December 31, 2006, 2005 and 2004 of $0.9 billion, $0.7 billion, and $0.6 billion, respectively.

A roll forward of Deferred Acquisition Costs is as follows:

                                                                            2006     2005     2004
                                                                           ------   ------   ------
                                                                                 (IN MILLIONS)
                                                                           ------------------------
Balance at beginning of year                                               $3,676   $2,904   $2,552
Deferral                                                                    1,479      934      868
Amortization                                                                 (626)    (427)    (415)
Adjustment related to realized gains  on securities available-for-sale        (38)     (48)     (46)
Adjustment related to unrealized gains on securities available-for-sale        86      313      (16)
Cumulative effect of accounting change                                         --       --      (39)
                                                                           ------   ------   ------
Balance at end of year                                                     $4,577   $3,676   $2,904
                                                                           ======   ======   ======

A roll forward of Value of Business Acquired is as follows:

                                                                             2006    2005   2004
                                                                            ------   ----   ----
                                                                                 (IN MILLIONS)
                                                                            ---------------------
Balance at beginning of year                                                $  742   $819   $922
Merger accounting fair value adjustment                                      2,478     --     --
Deferral of commissions and accretion of interest                               96     --     --
Amortization                                                                  (227)   (77)  (103)
Adjustment related to realized gains on securities available-for-sale           (9)    --     --
Adjustment related to unrealized gains on securities available-for-sale        (48)    --     --
                                                                            ------   ----   ----
Balance at end of year                                                      $3,032   $742   $819
                                                                            ======   ====   ====

Future estimated amortization of Value of Business Acquired is as follows:

2007-$267
2008-$262
2009-$241
2010-$227
2011-$194
Thereafter-$1,841

Realized losses on investments and derivative instruments on the Supplemental Consolidated Statements of Income for the year ended December 31, 2006, 2005 and 2004 are net of amounts amortized against DAC of $38 million, $48 million and $46 million, respectively. In addition, realized gains and losses for the year ended December 31, 2006, 2005 and 2004 are net of adjustments made to policyholder reserves of $9 million, $(2) million and $(2) million, respectively. We have either a contractual obligation or a consistent historical practice of making allocations of investment gains or losses to certain policyholders and to certain reinsurance arrangements.

A rollforward of deferred sales inducements, included in Other assets on the Supplemental Consolidated Balance Sheets, is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                  (IN MILLIONS)
                               -------------------
Balance at beginning of year   $129   $ 85   $ 45
   Capitalized                   86     60     50
   Amortization                 (22)   (16)   (10)
                               ----   ----   ----
Balance at end of year         $193   $129   $ 85
                               ====   ====   ====

Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                                                                   2006     2005     2004
                                                                                  ------   ------   ------
                                                                                        (IN MILLIONS)
                                                                                  ------------------------
Commissions                                                                       $1,431   $  899   $1,136
General and administrative expenses                                                1,206      966      604
Deferred acquisition costs and value of business acquired, net of amortization      (722)    (431)    (350)
Taxes, licenses and fees                                                             158       81       85
Restructuring charges                                                                 13       29       --
                                                                                  ------   ------   ------
   Total                                                                          $2,086   $1,544   $1,475
                                                                                  ======   ======   ======

The carrying amount of goodwill by reportable segment is as follows:

                          2006    2005
                         ------   ----
                         (IN MILLIONS)
                         -------------
Individual Markets
   Life Insurance        $2,181   $855
   Annuities              1,032     44
Employer Markets
   Retirement Products       20     20
   Group Protection         281     --
                         ------   ----
   Total                 $3,514   $919
                         ======   ====

Details underlying the balance sheet caption, "Investment contractholder and policyholder funds," are as follows:

                                                      2006      2005
                                                    -------   -------
                                                      (IN MILLIONS)
                                                    -----------------
Premium deposits funds                              $20,509   $21,755
Other policyholder funds                             37,202    12,975
Deferred front end loads                                572       432
Undistributed earnings on participating business        102       111
                                                    -------   -------
   Total                                            $58,385   $35,273
                                                    =======   =======

Details underlying the balance sheet captions related of short-term debt and long-term debt are as follows:

                                                             2006     2005
                                                            ------   ------
                                                             (IN MILLIONS)
                                                            ---------------
Short-term debt:                                            $   21   $   34
                                                            ======   ======
Long-term debt:
Note due Lincoln National Corporation, due September 2008      140       --
Surplus Notes due Lincoln National Corporation:
      6.56% surplus note, due 2028                             500      500
      6.03% surplus note, due 2028                             750      750
Surplus Note due HARCO Capital Corporation:
      9.76% surplus note, due 2024                              50       --
                                                            ------   ------
Total Surplus Notes                                          1,300    1,250
                                                            ------   ------
   Total long-term debt                                     $1,440   $1,250
                                                            ======   ======

The short-term debt represents short-term notes payable to LNC.

We issued a surplus note of $500 million to LNC in 1998. This note calls for us to pay the principal amount of the note on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.3 billion, and subject to approval by the Indiana Insurance Commissioner.

We issued a surplus note for $750 million to LNC in 1998. This note calls for us to pay the principal amount of the note on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.4 billion, and subject to approval by the Indiana Insurance Commissioner.

JPFIC issued a surplus note for $50 million to HARCO Capital Corporation, an affiliate, in 1994. This note calls for JPFIC to pay the principal amount of the note on or before September 30, 2024 and interest to be paid semiannually at an annual rate of 9.76%. Any payment of interest or repayment of principal may be paid only if JPFIC has obtained the prior written approval of the Nebraska Department of Insurance, has adequate earned surplus funds for such payment, and if such payment would not cause JPFIC to violate the statutory capital requirements as set forth in the General Statutes of Nebraska.

A consolidated subsidiary of LNL issued a note for an amount not to exceed $150 million to LNC in 2006. As of December 31, 2006, $140 million had been advanced to us. This note calls for us to pay the principal amount of the notes on or before

September 30, 2008 and interest to be paid monthly at a rate equal to the Federal Reserve Board's 30 day AA- financial commercial paper rate plus ten basis points.

Cash paid for interest on both the short-term debt and the surplus notes was $103 million, $59 million and $79 million for 2006, 2005 and 2004, respectively.

6. INSURANCE BENEFIT RESERVES

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006 and 2005. (Note that our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current GMDB in excess of the current account balance at the balance sheet date.

                                               IN EVENT OF DEATH
                                               -----------------
                                                 2006      2005
                                               -------   -------
                                                 (IN BILLIONS)
                                               -----------------
Return of net deposit Account value             $38.3     $31.9
   Net amount at risk                             0.1       0.1
   Average attained age of contractholders         54        53
Return of net deposits plus a minimum return
   Account value                                $ 0.4     $ 0.3
   Net amount at risk                              --        --
   Average attained age of contractholders         67        66
   Guaranteed minimum return                        5%        5%
Return of net deposit
   Account value                                $22.5     $18.8
   Net amount at risk                             0.2       0.3
   Average attained age of contractholders         64        63

Approximately $13.2 billion and $8.2 billion of separate account values at December 31, 2006 and 2005 were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006 and 2005, we had approximately $2.7 billion and $1.2 billion of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                     2006    2005
                                    -----   -----
                                    (IN BILLIONS)
                                    -------------
Asset Type
Domestic Equity                      $39     $32
International Equity                   6       5
Bonds                                  6       5
                                     ---     ---
   Total                              51      42
Money Market                           6       4
                                     ---     ---
   Total                             $57     $46
                                     ===     ===
Percent of total variable annuity
   separate account values            87%     87%
                                     ===     ===

The determination of the GMDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience.

The following table summarizes the liabilities for GMDB:

                            GMDB
                         -----------
                         2006   2005
                         ----   ----
Total:
   Beginning balance     $ 15   $ 18
   Changes in reserves     14      9
   Benefits paid           (6)   (12)
                         ----   ----
   Ending balance        $ 23   $ 15
                         ====   ====
Ceded:
   Beginning balance     $(15)  $(18)
   Changes in reserves    (12)    (9)
   Benefits paid            6     12
                         ----   ----
   Ending balance        $(21)  $(15)
                         ====   ====
Net:
   Beginning balance     $ --   $ --
   Changes in reserves      2     --
   Benefits paid           --     --
                         ----   ----
   Ending balance        $  2   $ --
                         ====   ====

The changes to the benefit reserve amounts above are reflected in benefits in the Supplemental Consolidated Statements of Income. We have an Automatic Indemnity Reinsurance Agreement with Lincoln National Reinsurance Company (Barbados) Limited ("LNR Barbados"), a wholly-owned subsidiary of LNC. Under this agreement, we cede a portion of our GMDB, GMWB and GIB risks to LNR Barbados. In connection with this reinsurance agreement, we paid premiums to LNR Barbados totaling $154 million and $109 million in 2006 and 2005, respectively. These reinsurance premiums are reflected as an offset in insurance premiums in the Supplemental Consolidated Statements of Income.

7. RETIREMENT BENEFIT PLANS

The Company's employees, other than its U.S. insurance agents, are included in LNC's various benefit plans that provide for pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans. The Company's insurance agents are included in various benefit plans sponsored by either LNL or LNC including pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

LNL PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

LNC maintains funded defined benefit pension plans for most of its U.S. employees (including those of LNL), and prior to January 1, 1995, most full-time agents (including those of LNL). Effective January 1, 2002, the employees' pension plan has a cash balance formula. Employees retiring before 2012 will have their benefits calculated under both the old and new formulas and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the amended plan. Benefits under the old employees' plan are based on total years of service and the highest 60 months of compensations during the last 10 years of employment. Under the amended plan, employees have guaranteed account balances that grow with pay and interest credits each year. All benefits applicable to the defined benefit plan for agents were frozen as of December 31, 1994. The plans are funded by contributions to tax-exempt trusts. The funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees and agents (including those of LNL): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans.

The supplemental retirement plans provide defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain of our officers defined pension benefits based on years of service and final monthly salary upon death or retirement.

The supplemental executive retirement plan provides defined pension benefits for certain executives who became our employees as a result of the acquisition of a block of individual life insurance and annuity business, and benefits under this plan were frozen effective January 1, 2000. A second supplemental executive retirement plan was established for this same group of executives to guarantee that the total benefit payable under the LNC employees' defined benefit pension plan benefit formula will be determined using an average compensation not less than the minimum three-year average compensation as of a certain period. All benefits payable from this plan are reduced by benefits payable from the LNC employees' defined benefit pension plan.

LNC also sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time U.S. employees who have worked for LNC 10 years and attained age 55 (including those of LNL). LNL sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time agents who have worked for LNL 10 years and attained age 60. Medical and dental benefits are also available to spouses and other dependents of employees and agents. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employees' postretirement plan was changed such that employees and agents not attaining age 50 by that date will not be eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees and agents that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age
70. Effective July 1, 1999, the agents' postretirement plan was changed to require agents retiring on or after that date to pay the full medical and dental premium costs. Beginning January 1, 2002, the employees' postretirement plan was changed to require employees not yet age 50 with five years of service by the end of 2001 to pay the full medical and dental premium cost when they retire.

OBLIGATIONS, FUNDED STATUS AND ASSUMPTIONS

LNL DEFINED BENEFIT PLAN

LNC sponsors a non-contributory defined benefit pension plan covering its agents. Information with respect to LNL's defined benefit plan asset activity and defined benefit plan obligations for the agent defined benefit and other postretirement benefit plans sponsored by LNL is as follows:

                                                        PENSION BENEFITS   OTHER POST-RETIREMENT BENEFITS
                                                        ----------------   ------------------------------
                                                          2006     2005         2006            2005
                                                        -------   ------   -------------   --------------
                                                                        (IN MILLIONS)
                                                        -------------------------------------------------
Change in plan assets                                    $  93     $  82       $  --           $  --
   Fair value of plan assets at beginning of year           12         6          --              --
   Company contributions                                    --        10           2               2
   Benefits paid                                            (5)       (5)         (2)             (2)
                                                         -----     -----       -----            ----
      Fair value of plan assets at end-of-year           $ 100     $  93       $  --           $  --
                                                         =====     =====       =====            ====
Change in benefit obligation:
   Benefit obligation at beginning-of-year               $  92        87          22              19
   Interest Cost                                             5         5           1               1
   Plan participant's contributions                         --        --           1               1
   Actuarial (gains)/losses                                 (2)        4          (3)              3
   Benefits paid                                            (5)       (4)         (2)             (2)
                                                         -----     -----       -----            ----
      Benefits obligation at end -of-year                $  90     $  92       $  19           $  22
                                                         =====     =====       =====            ====
   Funded status of the plans                            $  10     $   1       $ (19)          $ (22)
   Unrecognized net actuarial losses                                  20                          (1)
                                                         -----     -----       -----            ----
   Prepaid (accrued) benefit cost                                     21                         (23)
   Other Assets                                             11
   Other Liabilities                                        (1)
                                                         -----     -----       -----            ----
Amounts recognized in the Supplemental Consolidated
   Balance Sheets                                        $  10     $  21       $ (19)          $ (23)
                                                         =====     =====       =====            ====
Amounts recognized in accumulated other comprehensive
   income (net of tax):
   Net loss (gain)                                           8                    (2)
                                                         -----     -----       -----            ----
      Total                                              $   8                 $  (2)
Weighted-average assumptions as of December 31:
   Weighted-average discount rate                         5.75%     6.00%       5.75%           6.00%
   Expected return on plan assets                         8.00%     8.25%         --              --
Rate of increase in compensation:                         4.00%     4.00%       4.00%           4.00%

LNC uses December 31 as the measurement date for our pension and postretirement plans.

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target plan allocations. This assumption is reevaluated at an interim date each plan year. The calculation of the accumulated post-retirement benefits obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) of 12.0% for 2006. It further assumes the rate will gradually decrease to 5.0% by 2017 and remain at that level in future periods. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects:

                                       ONE-PERCENTAGE   ONE-PERCENTAGE
                                       POINT INCREASE   POINT DECREASE
                                       --------------   --------------
                                                (IN MILLIONS)
                                       -------------------------------
Effect on accumulated postretirement
   benefit obligation                        $ 1              $(1)
Effect on total service and interest
   cost components                            --               --

Information for pension plans with accumulated benefit obligations in excess of plan assets is as follows:

                                  2006    2005
                                 -----   -----
                                 (IN MILLIONS)
                                 -------------
U.S. PLAN:
Accumulated benefit obligation    $ 1     $ 1
Projected benefit obligation        1       1
Fair value of plan assets          --      --

COMPONENTS OF NET PERIODIC PENSION COST

The components of net defined benefit pension plan and postretirement benefit plan expense are as follows:

                                            PENSION BENEFITS    OTHER POSTRETIREMENT BENEFITS
                                           ------------------   -----------------------------
                                           2006   2005   2004     2006       2005      2004
                                           ----   ----   ----   --------   -------   --------
                                                             (IN MILLIONS)
                                           --------------------------------------------------
U.S. PLANS:
Service cost                               $ 18   $ 17   $ 17      $ 1       $ 2       $ 2
Interest cost                                29     29     28        5         5         5
Expected return on plan assets              (38)   (38)   (35)      --        --        --
Amortization of prior service cost           (2)    (2)    (2)      --        --        --
Recognized net actuarial (gains) losses       4      2      1        1        --        (1)
Recognized actuarial loss due to special
   termination benefits                       2     --     --       --        --        --
                                           ----   ----   ----      ---       ---       ---
Net periodic benefit expense               $ 13   $  8   $  9      $ 7       $ 7       $ 6
                                           ====   ====   ====      ===       ===       ===

We maintain a defined contribution plan for our U.S. insurance agents. Contributions to this plan are based on a percentage of the agents' annual compensation as defined in the plan. Effective January 1, 1998, we assumed the liabilities for a non-contributory defined contribution plan covering certain highly compensated former CIGNA agents and employees. Contributions for this plan are made annually based upon varying percentages of annual eligible earnings as defined in the plan. Contributions to this plan are in lieu of any contributions to the qualified agent defined contribution plan. Effective January 1, 2000, this plan was expanded to include certain of our highly compensated agents. The combined pre-tax expenses for these plans amounted to $3 million each in 2006, 2005 and 2004. These expenses reflect both our contribution as well as changes in the measurement of our liabilities under these plans.

PLAN ASSETS

Defined benefit pension plan assets allocations at December 31, 2006 and 2005, by asset category are as follows:

                            2006   2005
                            ----   ----
ASSET CATEGORY
U.S. PLANS:
Equity securities             60%    64%
Fixed income securities       40%    34%
Real Estate                   --      1%
Cash and cash equivalents     --      1%
                             ---    ---
   Total                     100%   100%
                             ===    ===

The primary investment objective of the defined benefit pension plan is for capital appreciation and income growth, with an emphasis on avoiding undue risk. A secondary objective is for current income. Investments can be made using the following asset classes: both domestic and international equity and fixed income securities, real estate, guaranteed products, venture capital, oil and gas and other asset classes the investment managers deem prudent. A five-year time horizon is utilized, as there are inevitably short-run fluctuations, which will cause variations in investment performance.

Each managed fund is expected to rank in the upper 50% of similar funds over the three and/or five year periods. Managers not meeting criteria will be subject to additional due diligence review and possible termination. The following short-term ranges have been established for weightings in the various asset categories:

                                     WEIGHTING RANGE
                                     ---------------
ASSET CATEGORY
Cash                                           0-20%
Guaranteed Products                            0-20%
Fixed Income                                  20-80%
   Long-term                          0-10%
   High-Yield                         0-10%
   International/Emerging Markets*    0-10%
Real Estate                                    0-20%
Equities                                      20-80%
   Small-cap                          0-20%
   International*                     0-20%
   Emerging Markets*                  0-10%
Other                                          0-20%
Total International**                          0-25%

----------
The total of domestic cash, domestic fixed income, and domestic equities shall not be less than 50%.

*    Currency exposure can be hedged up to 100%

**   International/Emerging Markets-Fixed Income and Equities

Within the broad ranges provided above, current target asset weightings are as follows: 64% equities, 35% fixed income, including real estate, and 1% cash. The performance of the plan and the managed funds are monitored on a quarterly basis relative to the plan's objectives. The performance of the managed fund is measured against the following indices: S&P 500, EAFE, Russell 2000, NAREIT, Lehman US Universal and Salomon (Citigroup) 90-day T-Bill. The investment policy is reviewed on an annual basis.

The plan assets are principally managed by LNC's Investment Management segment.

PLAN CASH FLOWS

The Company does not expect to make a contribution to the defined benefit pension plans in 2007. The Company expects to fund approximately the following amounts for benefit payments for unfunded non-qualified defined benefit plans and postretirement benefit plans:

                                US POST RETIREMENT PLANS
             ----------------------------------------------------------------
              NON-QUALIFIED
              U.S. DEFINED      REFLECTING                     NOT REFLECTING
             BENEFIT PENSION   MEDICARE PART   MEDICARE PART    MEDICARE PART
                  PLANS          D SUBSIDY       D SUBSIDY        D SUBSIDY
             ---------------   -------------   -------------   --------------
                                      (IN MILLIONS)
             ----------------------------------------------------------------
Year
2007               $ 3               $ 5             $(1)           $ 6
2008                 3                 5              (1)             6
2009                 3                 5              (1)             6
2010                 4                 5              (1)             6
2011                 4                 5              (1)             6
Thereafter          25                28              (4)            32

JPL DEFINED BENEFIT PLAN

JPL sponsors a non-contributory defined benefit pension plan covering full-time agents. No participants are accruing defined benefits under the plan. All participants with a defined benefit are vested and are either in pay status or have a frozen accrued benefit. Information for the Company's agent pension plans with accumulated benefit obligations in excess of plan assets is as follows:

                                                          2006
                                                      -------------
                                                      (IN MILLIONS)
                                                      -------------
Change in projected benefit obligation:
Projected benefit obligation at beginning of period        $29
Interest cost                                                1
Actuarial loss                                              --
Benefits paid                                               (2)
                                                           ---
   Projected benefit obligation at end of period           $28
                                                           ===
Change in plan assets:                                      39
Fair value of assets at beginning of period                  4
Actual return on plan assets                                --
Transfer out and expenses                                   (2)
                                                           ---
   Benefits paid                                           $41
                                                           ===
Fair value of assets at end of period
Funded status of the plan                                  $14
Unamortized prior service cost                              --
Unrecognized net loss                                       (2)
                                                           ---
   Net amount recognized                                   $12
                                                           ===

The accumulated benefit obligation for JPL's defined benefit pension plan was $28 million at December 31, 2006.

JPL uses a December 31 measurement date for its pension and post-retirement plans. Because no employees are accruing defined benefits under the pension plan, past service costs and unrecognized gains and losses are amortized over the average remaining life expectancy of plan participants.

COMPONENTS OF NET PERIODIC BENEFIT COST

                                         2006
                                     -------------
                                     (IN MILLIONS)
                                     -------------
Interest cost                              1
Expected return on plan assets            (2)
Amortization of prior service cost        --
                                         ---
   Net periodic benefit benefit           (1)
                                         ===

ASSUMPTIONS

                                                 2006
                                                 ----
Weighted-average assumptions used to determine
benefit obligations at December 31:
   Discount rate                                 5.75%
Weighted-average assumptions used to determine
net cost for years ended December 31:
   Discount rate                                 5.69%
   Expected return on plan assets                8.00%

The assumption for long-term rate of return on assets is derived from historical returns on investments of the types in which pension assets are invested. A range of assumptions for long-term rate of return is projected for benchmarks representing each asset class. The upper and lower range limits are based on optimistic and pessimistic assumptions, respectively, and reflect historical returns that are adjusted to reflect factors that might cause future experience to differ from the past, differences between the benchmarks and the plan's assets, and the effects of asset smoothing. The adjusted rates of return are weighted by target allocations for each asset class to derive limits for a range of overall long-term gross rates of return. Within this range, one rate of return is selected as the best estimate. From that rate JPL subtracts an estimate of expenses, and the result is the basis for the assumed long-term rate of return on assets.

The assumption for discount rate is based upon an evaluation of specific plan attributes using cash flow analysis. The weighted average duration of the projected cash flows for the plans was used to select an appropriate AA-rated bond interest rate for disclosure at year end 2006.

PLAN ASSETS

JPL's pension plan weighted-average asset allocation by asset category was as follows based on fair value:

                    2006
                    ----
ASSET CATEGORY
Equity securities     75%
Debt securities       25%
                     ---
   Total             100%
                     ===

The overall investment objective of the plan is to meet or exceed the actuarial assumptions. The plan is assumed to exist in perpetuity; therefore, the investment portfolio is managed to provide stable and growing income, as well as to achieve growth in principal equal to the rate of inflation. Allocation of plan assets is reviewed at least annually. Investment guidelines are: equity securities, a range of 35% to 75% of the total portfolio's value, with no more than 20% of the total equity exposure in non-U.S. equities; fixed income, a range of 25% to 65% of the total portfolio's value; cash, up to 5% of the portfolio's value. The portfolio may be invested in individual securities, mutual funds or co-mingled funds of various kinds. In order to achieve a prudent level of portfolio diversification, the securities of any one company or issuer, other than the U.S. Treasury, should not exceed 5% of the portfolio's value and no more than 20% of the fund should be invested in any one industry. Without specific written instructions from the Plan Administrator, the plan will not be invested in short sales of individual securities, put or call options on individual securities or commodities, or commodity futures.

PLAN CASH FLOWS

JPL is not expected to make a contribution to the pension plan during 2007. The expected benefit payments for JPL's pension plan for the years indicated are as follows:

2007                $ 3
2008                  3
2009                  3
2010                  3
2011                  3
2012 through 2016    11

APPLICATION OF SFAS 158

As discussed in Note 2, the Company applied the recognition provisions of SFAS 158 as of December 31, 2006. The incremental effect of applying SFAS 158 on our Supplemental Consolidated Balance Sheet at December 31, 2006 is as follows:

                                                            AFTER
                      BEFORE APPLICATION    SFAS 158    APPLICATION OF
                         OF SFAS 158       ADJUSTMENT      SFAS 158
                      ------------------   ----------   --------------
                                        (IN MILLIONS)
                      ------------------------------------------------
Other assets               $  1,691            $38         $  1,729
Total assets                164,778             38          164,816
Other Liabilities             3,871             34            3,905
Total Liabilities           151,937             34          151,971
Accumulated other
   comprehensive
   income                       412              4              416
Total shareholder's
   equity                    12,841              4           12,845

401(k)

LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees and agents (including those of LNL). Our contributions to the 401(k) plans for our employees and agents are equal to a participant's pre-tax contribution, not to exceed 6% of base pay, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors. Our expense for the 401(k) plan amounted to $22 million, $25 million, and $25 million in 2006, 2005 and 2004, respectively.

DEFERRED COMPENSATION PLANS

LNC sponsors contributory deferred compensation plans for certain U.S. employees and agents including those of LNL who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a variety of alternative measures for purposes of calculating the investment return considered attributable to their deferral. Under the terms of these plans, we agree to pay out amounts based upon the alternative measure selected by the participant. Plan participants who are also participants in a LNC 401(k) plan and who have reached the contribution limit for that plan may also elect to defer the additional amounts into the deferred compensation plan. We make matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of our contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans amounted to $17 million, $11 million, and $7 million in 2006, 2005 and 2004, respectively. These expenses reflect both our employer matching contributions of $4 million, $3 million and $2 million, as well as changes in the measurement of our liabilities net of LNC's total return swap under these plans of $13 million, $8 million and $5 million for 2006, 2005 and 2004, respectively.

Our total liabilities associated with these plans were $158 million and $138 million at December 31, 2006 and 2005, respectively.

8. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement.

Total pre-tax compensation expense (income) for stock-based awards to employees of the company is as follows:

                         2006   2005   2004
                         ----   ----   ----
                            (IN MILLIONS)
                         ------------------
Stock options             $ 3    $--    $ 1
Shares                     19     14     11
Cash awards                 1      1      1
SARs                       (1)     2      4
Restricted stock            1      1      1
                          ---    ---    ---
Total                     $23    $18    $18
                          ===    ===    ===
Recognized tax benefit    $ 8    $ 6    $ 6

The compensation cost is included in the underwriting, acquisition, insurance, and other expenses line item on the Company's Supplemental Consolidated Statements of Income.

9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

STATUTORY INFORMATION AND RESTRICTIONS -- LNL

Net income as determined in accordance with statutory accounting practices for LNL was $229 million, $544 million and $310 million for 2006, 2005 and 2004, respectively. Statutory surplus as determined in accordance with statutory accounting practices for LNL was $3.0 billion and $3.2 billion for December 31, 2006 and 2005, respectively.

The state of Indiana has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and affect LNL's reported statutory surplus. LNL utilizes the Indiana universal life method to calculate reserves for universal life policies, which increased statutory surplus by $227 million and $210 million at December 31, 2006 and 2005, respectively. LNL also use a permitted valuation interest rate on certain annuities, which decreased statutory surplus by $14 million and $15 million at December 31, 2006 and 2005, respectively.

LNL is subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, we may pay dividends to LNC only from unassigned surplus, without prior approval of the Indiana Insurance Commissioner (the "Commissioner"), or must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding twelve consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of (i) 10% of the insurer's policyholders' surplus, as shown on its last annual statement on file with the Commissioner or (ii) the insurer's statutory net gain from operations for the previous twelve months, but in no event to exceed statutory unassigned surplus. Indiana law gives Commissioner broad discretion to disapprove requests for dividends in excess of these limits.

LNL paid dividends of $350 million, $200 million and $150 million to LNC during 2006, 2005 and 2004, respectively, which did not require prior approval of the Commissioner. Based upon anticipated on-going positive statutory earnings and favorable credit markets, LNL expects that we could pay dividends of $301 million in 2007 without prior approval from the Commissioner.

LNL is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the state of Indiana, LNL is also subject to the regulatory requirements that the state of New York imposes upon authorized insurers. These include reserve requirements, which differ from Indiana's requirements.

The New York regulations require us to report more reserves to the state of New York. As a result, the level of statutory surplus that we report to New York is less than the statutory surplus reported to Indiana and the National Association of Insurance Commissioners. If New York requires us to maintain a higher level of capital to remain an accredited reinsurer in New York, our ability to pay dividends could be constrained. However, we do not expect that our ability to pay dividends during 2007 will be constrained as a result of our status in New York.

STATUTORY INFORMATION AND RESTRICTIONS -- JPL, JPFIC AND JPLA

Net income for JPFIC for the nine months ending December 31, 2006 as determined in accordance with statutory accounting practices was $210 million and net loss for JPL and JPLA for the nine months ending December 31, 2006 as determined in accordance with statutory accounting practices was $114 million and $26 million, respectively. Statutory surplus as determined in accordance with statutory accounting practices for JPL, JPFIC and JPLA was $773 million, $1,140 million and $69 million at December 31, 2006, respectively.

JPL prepares financial statements on the basis of SAP prescribed or permitted by the North Carolina Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. JPL does not utilize any permitted practices in the preparation of its statutory financial statements.

The General Statues of North Carolina require JPL to maintain capital of $1.2 million and minimum unassigned surplus of $.3 million. Additionally, North Carolina limits the amount of dividends that the Company and its insurance subsidiary may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. JPL paid dividends of $2 million to LNC during 2006. JPL expects that we could pay dividends of $77 million in 2007 without prior approval from North Carolina.

JPFIC prepares financial statements on the basis of SAP prescribed or permitted by the Nebraska Department of Insurance for JPFIC, and the New Jersey Department of Banking and Insurance for JPLA. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. JPFIC and JPL do not utilize any permitted practices in the preparation of the statutory financial statements.

The General Statutes of Nebraska require JPFIC to maintain minimum capital of $1,000 and minimum surplus of $1,500 over and above capital. Additionally, the General Statutes of Nebraska limit the amount of dividends that JPFIC may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of the payment, JPFIC could pay $288,378 in dividends in 2007 without prior approval of the Nebraska Commissioner of Insurance.

The New Jersey statutes require JPLA to maintain minimum capital of $1.5 million and minimum unassigned surplus of $6.1 million. Additionally, the New Jersey statutes limit the amount of dividends that JPLA may pay annually without first obtaining regulatory approval. Payments of dividends to the stockholder generally are restricted to the greater of 10% of policyholders' surplus of the previous year or the previous year's net income. JPLA expects that we could pay dividends of $7 million in 2007 without prior approval from the New Jersey Commissioner of Banking and Insurance.

REINSURANCE CONTINGENCIES

Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers. We obtain reinsurance from a diverse group of reinsurers and monitor concentration as well as financial strength ratings of our principal reinsurers. Swiss Re Life & Health America, Inc. ("Swiss Re") represents our largest reinsurance exposure. In 2001, Swiss Re acquired our reinsurance operation and personal accident business through indemnity reinsurance transactions. We recorded the gain related to the indemnity reinsurance transactions on the business sold to Swiss Re as deferred gain in the liability section of our Supplemental Consolidated Balance Sheets in accordance with the requirements of SFAS 113. The deferred gain is being amortized into income at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years. During 2006 and 2005 we amortized $49 million after-tax ($76 million pre-tax) per year and in 2004 we amortized $57 million after-tax ($87 million pre-tax) of deferred gain on the sale of the reinsurance operation. In the third quarter of 2004, we adjusted the deferred gain up by $77 million. As a result, the amortization of the deferred gain in 2004 included an adjustment upward of $9 million after-tax.

Because of ongoing uncertainty related to personal accident business, the reserves related to these exited business lines carried on our balance sheet at December 31, 2006 may ultimately prove to be either excessive or deficient. For instance, in the event that future developments indicate that these reserves should be increased, under SFAS 113 we would record a current period non-cash charge to record the increase in reserves. Because Swiss Re is responsible for paying the underlying claims to the ceding companies, we would record a corresponding increase in reinsurance recoverable from Swiss Re. However, SFAS 113 does not permit us to take the full benefit in earnings for the recording of the increase in the reinsurance recoverable in the period of the change. Rather, we would increase the deferred gain recognized upon the closing of the indemnity reinsurance transaction with Swiss Re and would report a cumulative amortization "catch-up" adjustment to the deferred gain balance as increased earnings recognized in the period of change. Any amount of additional increase to the deferred gain above the cumulative amortization "catch-up" adjustment must continue to be deferred and will be amortized into income in future periods over the remaining period of expected run-off of the underlying business. We would transfer no cash to Swiss Re as a result of these developments.

Accordingly, even though we have no continuing underwriting risk, and no cash would be transferred to Swiss Re, in the event that future developments indicate our December 31, 2006 personal accident reserves are deficient or redundant, SFAS 113 requires us to adjust earnings in the period of change, with only a partial offset to earnings for the cumulative deferred gain amortization adjustment in the period of change. The remaining amount of increased gain would be amortized into earnings over the remaining run-off period of the underlying business.

Because we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured contracts remain on our Supplemental Consolidated Balance Sheets with a corresponding reinsurance receivable from the business sold to Swiss Re, which totaled $3.8 billion at December 31, 2006, and is included in amounts recoverable from reinsurers. Swiss Re has funded a trust, with a balance of $1.9 billion at December 31, 2006, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and certain mortgage loans. Our liabilities for funds withheld and embedded derivative liabilities at December 31, 2006 included $1.8 billion and $0.2 billion, respectively, related to the business reinsured by Swiss Re.

MARKETING AND COMPLIANCE ISSUES

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, we have received inquiries including requests for information and/or subpoenas from various authorities including the SEC, National Association of Securities Dealers ("NASD"), and the New York Attorney General. We are in the process of responding to, and in some cases have settled or are in the process of settling, certain of these inquiries. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. Our management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect our consolidated financial position.

LEASES

Significant leases include the lease for our Fort Wayne, Indiana home office properties through sale-leaseback agreements. The agreements provide for a 25-year lease period with options to renew for six additional terms of five years each. The agreements also provide us with the right of the first refusal to purchase the properties during the terms of the lease, including renewal periods, at a price defined in the agreements. We also have the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease period ending in 2009 or the last day of any of the renewal periods. In 2006, we exercised the right and option to extend the lease for two extended terms such that the lease shall expire in 2019. We retain our right and option to exercise the remaining options for extended terms of five years each in accordance with the lease agreement.

Total rental expense on operating leases in 2006, 2005 and 2004 was $47 million, $55 million and $55 million, respectively. Future minimum rental commitments are as follows (in millions):

2007-$45
2008-$40
2009-$28
2010-$17
2011-$13
Thereafter-$40

In addition, the Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from one to seven years. Neither annual rent nor future rental commitments are significant.

INFORMATION TECHNOLOGY COMMITMENT

In February 1998, we signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. In February 2004, we renegotiated and extended the contract through February 2010. Annual costs are dependent on usage but are expected to range from $45 million to $50 million.

INSURANCE CEDED AND ASSUMED

Our insurance companies cede insurance to other companies. The portion of risks exceeding each company's retention limit is reinsured with other insurers. We seek reinsurance coverage within the businesses that sell life insurance to limit its liabilities. We reinsure approximately 85% to 90% of the mortality risk on newly issued non-term life insurance contracts and approximately 45% to 50% of total mortality risk including term insurance contracts. Our policy is to retain no more than $5 million on a single insured life issued on fixed and variable universal life insurance contracts. Additionally, the retention per single insured life for term life insurance and for Corporate Owned Life Insurance ("COLI") is $1 million and $2 million, respectively.

Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. At December 31, 2006, the reserves associated with these reinsurance arrangements totaled $1.8 billion. To cover products other than life insurance, we acquire other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying financial statements reflect premiums, benefits and deferred acquisition costs, net of insurance ceded (see
Note 5). Our insurance companies remain liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

See "Reinsurance Contingencies" above for a discussion of our reinsurance business sold to Swiss Re.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, we did not have a material concentration of financial instruments in a single investee or industry. Our investments in mortgage loans principally involve commercial real estate. At December 31, 2006, 31% of such mortgages, or $2.3 billion, involved properties located in California, Pennsylvania and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $28 million. Also at December 31, 2006, we did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial position.

Although we do not have any significant concentration of customers, our American Legacy Variable Annuity product offered in our Individual Markets Annuities segment is significant to this segment. The American Legacy Variable Annuity product accounted for 49%, 48% and 45% of Individual Markets Annuities deposits in 2006, 2005 and 2004, respectively and represented approximately 67% of our total Individual Markets Annuities variable annuity product account values at December 31, 2006, 2005 and 2004. In addition, fund choices for certain of our other variable annuity products offered in our Individual Markets Individual Annuity segment include American Fund Insurance SeriesSM ("AFIS") funds. For the Individual Markets Individual Annuity segment, AFIS funds accounted for 60%, 57% and 56% of variable annuity product deposits in 2006, 2005 and 2004 respectively and represented 57%, 52% and 51% of the segment's total variable annuity product account values at December 31, 2006, 2005 and 2004, respectively.

OTHER CONTINGENCY MATTERS

We are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting our consolidated financial position.

We have pursued claims with our liability insurance carriers for reimbursement of certain costs incurred in connection with a class action settlement involving the sale of our non-variable universal life and participating whole life policies issued between January 1, 1981 and December 31, 1998, and the settlement of claims and litigation brought by owners that opted out of the class action settlement. During the fourth quarter of 2002, we settled our claims against three liability carriers on a favorable basis, and settled our claims against a fourth liability insurance carrier on a favorable basis in 2004.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments net of estimated future premium tax deductions.

GUARANTEES

We have guarantees with off-balance-sheet risks having contractual values of $3 million and $4 million at December 31, 2006 and 2005, respectively, whose contractual amounts represent credit exposure.

Certain of our subsidiaries have sold commercial mortgage loans through grantor trusts, which issued pass-through certificates. These subsidiaries have agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. In case of default on the mortgage loans, we have recourse to underlying real estate. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default, the impact would not be material to us. These guarantees expire in 2009.

DERIVATIVE INSTRUMENTS

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency risk, equity risk, and credit risk. We assess these risks by continually identifying and monitoring changes in interest rate exposure, foreign currency exposure, equity market exposure, and credit exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Derivative instruments that are currently used as part of our interest rate risk management strategy include interest rate swaps and interest rate caps. Derivative instruments that are used as part of our foreign currency risk management strategy include foreign currency swaps. Call options on LNC stock are used as part of our equity market risk management strategy. We also use credit default swaps as part of our credit risk management strategy.

As a result of our merger with JPL, we now distribute indexed annuity contracts. These contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500(R) index. Policyholders may elect to rebalance index options at renewal dates, either annually or biannually. At each renewal date, we have the opportunity to re-price the indexed component by establishing participation rates, subject to minimum guarantees. We purchase S&P 500(R) index call options that are highly correlated to the portfolio allocation decisions of our policyholders, such that we are economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held impacts net investment income and generally offsets the change in value of the embedded derivative within the indexed annuity, which is recorded as a component of interest credited to policyholders' within insurance benefits. SFAS 133 requires that we calculate fair values of index options we may purchase in the future to hedge policyholder index allocations in future reset periods. These fair values represent an estimate of the cost of the options we will purchase in the future, discounted back to the date of the balance sheet, using current market indicators of volatility and interest rates. Changes in the fair values of these liabilities are included in interest credited. Interest credited was decreased by $59 million in 2006 for the changes in the fair value of these liabilities. The notional amounts of policyholder fund balances allocated to the equity-index options were $2.4 billion at December 31, 2006.

By using derivative instruments, we are exposed to credit risk (our counterparty fails to make payment) and market risk (the value of the instrument falls and we are required to make a payment). When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes us and, therefore, creates a credit risk for us equal to the extent of the fair value gain in the derivative. When the fair value of a derivative contract is negative, this generally indicates we owe the counterparty and therefore we have no credit risk, but have been affected by market risk. We minimize the credit risk in derivative instruments by entering into transactions with high quality counterparties with minimum credit ratings that are reviewed regularly by us, by limiting the amount of credit exposure to any one counterparty, and by requiring certain counterparties to post collateral if our credit risk exceeds certain limits. We also maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement. We do not believe that the credit or market risks associated with derivative instruments are material to any insurance subsidiary or the Company.

We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, we have agreed to maintain certain financial strength or claims-paying ratings of S&P BBB and Moody's Baa2.

A downgrade below these levels would result in termination of the derivatives contract at which time any amounts payable by us would be dependent on the market value of the underlying derivative contract. In certain transactions, we and the counterparty have entered into a collateral support agreement requiring us to post collateral upon significant downgrade. We are required to maintain long-term senior debt ratings above S&P BBB and Moody's Baa3. We also require for our own protection minimum rating standards for counterparty credit protection. We are required to maintain financial strength or claims-paying ratings of S&P A- and Moody's A3 under certain ISDA agreements, which collectively do not represent material notional exposure. We do not believe the inclusion of termination or collateralization events pose any material threat to our liquidity position.

Market risk is the adverse effect that a change in interest rates, currency rates, implied volatility rates, or a change in certain equity indexes or instruments has on the value of a financial instrument. We manage the market risk by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

Our derivative instruments are monitored by our risk management committee as part of that committee's oversight of our derivative activities. Our derivative instruments committee is responsible for implementing various hedging strategies that are developed through its analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into our overall risk management strategies.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                                                     ASSETS (LIABILITIES)
                                                   NOTIONAL OR CONTRACT AMOUNTS   CARRYING VALUE/FAIR VALUE
                                                   ----------------------------   -------------------------
                                                       2006            2005           2006          2005
                                                   ------------   -------------   -----------   -----------
                                                                         (IN MILLIONS)
                                                   --------------------------------------------------------
Interest rate derivative instruments:
   Interest rate cap agreements                       $5,950          $5,450         $   3         $   5
   Interest rate swap agreements                       1,188             462             8             9
                                                      ------          ------         -----         -----
      Total interest rate derivative instruments       7,138           5,912            11            14
                                                      ======          ======         =====         =====
Foreign currency derivative instruments:
   Foreign currency swaps                                 86              58            (7)           (5)
Credit derivative instruments:
   Credit default swaps                                   20              20            --            --
Equity indexed derivative instruments:
   Call options (based on LNC stock)                       1               1            22            17
   Call options (based on SPX Index)                   2,357              --           185            --
   Embedded derivatives per SFAS 133                      --              --          (132)         (268)
                                                      ------          ------         -----         -----
      Total derivative instruments*                   $9,602          $5,991         $  79         $(242)
                                                      ======          ======         =====         =====

----------
* Total derivative instruments for 2006 are composed of an asset of $245 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability on the Supplemental Consolidated Balance Sheet. Total derivative instruments for 2005 are composed of an asset of $41 and liabilities of $6 million and $278 million on the Supplemental Consolidated Balance Sheet in derivative instruments, insurance policy and claim reserves and reinsurance related derivative liability, respectively.

A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts is as follows:

                                 INTEREST RATE    INTEREST RATE    FOREIGN CURRENCY
                                CAP AGREEMENTS   SWAP AGREEMENTS    SWAP AGREEMENTS
                               ---------------   ---------------   ----------------
                                2006     2005     2006     2005     2006     2005
                               ------   ------   ------   ------   ------   -------
                                                   (IN MILLIONS)
                               ----------------------------------------------------
Balance at beginning of year   $5,450   $4,000   $  462    $446     $ 58      $ 42
New contracts                     750    1,450      789      36       30        30
Terminations and maturities      (250)      --      (63)    (20)      (2)      (14)
                               ------   ------   ------    ----     ----      ----
   Balance at end of year      $5,950   $5,450   $1,188    $462     $ 86      $ 58
                               ======   ======   ======    ====     ====      ====

                                                          CALL OPTIONS           CALL OPTIONS
                               CREDIT DEFAULT SWAPS   (BASED ON LNC STOCK)   (BASED ON SPX INDEX)
                               --------------------   --------------------   --------------------
                                 2006        2005       2006        2005       2006        2005
                               --------   ---------   --------   ---------   --------   ---------
                                                          (IN MILLIONS)
                               ------------------------------------------------------------------
Balance at beginning of year     $ 20        $ 13        $ 1        $ 1       $    --      $--
New contracts                      10          20         --         --         3,377       --
Terminations and maturities       (10)        (13)        --         --        (1,020)      --
                                 ----        ----        ---        ---       -------      ---
   Balance at end of year        $ 20        $ 20        $ 1        $ 1       $ 2,357      $--
                                 ====        ====        ===        ===       =======      ===

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and derivative instruments that were not designated as hedging instruments. We did not have derivative instruments that were designated as fair value hedges or hedges of a net investment in a foreign operation. See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. For the years ended December 31, 2006, 2005 and 2004, we recognized after tax after-DAC net losses of $2 million, less than $1 million and $7 million, respectively, in net income as a component of realized investment gains and losses. These losses relate to the ineffective portion of cash flow hedges, the change in market value for derivative instruments not designated as hedging instruments, and the gain
(loss) on swap terminations. For the years ended December 31, 2006, 2005 and 2004, we recognized after-tax after-DAC losses of $16 million, $7 million and $10 million, respectively, in OCI related to the change in market value on derivative instruments that are designated and qualify as cash flow hedges.

DERIVATIVE INSTRUMENTS DESIGNATED IN CASH FLOW HEDGES

INTEREST RATE SWAP AGREEMENTS

We use interest rate swap agreements to hedge our exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. We are required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receive a fixed payment from the counterparty, at a predetermined interest rate. The net receipts/payments from these interest rate swaps are recorded in net investment income. Gains (losses) on interest rate swaps hedging interest rate exposure on floating rate bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The open positions at December 31, 2006, expire in 2007 through 2026.

We also use interest rate swap agreements to hedge our exposure to interest rate fluctuations related to the forecasted purchase of assets for certain investment portfolios. The gains (losses) resulting from the swap agreements are recorded in OCI. The gains (losses) are reclassified from accumulated OCI to earnings over the life of the assets once the assets are purchased. As of December 31, 2006, there were no interest rate swaps hedging forecasted asset purchases.

FOREIGN CURRENCY SWAPS

We use foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. Gains (losses) on foreign currency swaps hedging foreign exchange risk exposure on foreign currency bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The foreign currency swaps expire in 2014 through 2016.

CALL OPTIONS ON LNC STOCK

We use call options on LNC stock to hedge the expected increase in liabilities arising from stock appreciation rights ("SARs") granted to our agents on LNC stock. Upon option expiration, the payment, if any, is the increase in LNC's stock price over the strike price of the option applied to the number of contracts. Call options hedging vested SARs are not eligible for hedge accounting and both are marked to market through net income. Call options hedging nonvested SARs are eligible for hedge accounting and are accounted for as cash flow hedges of the forecasted vesting of SAR liabilities. To the extent that the cash flow hedges are effective, changes in the fair value of the call options are recorded in accumulated OCI. Amounts recorded in OCI are reclassified to net income upon vesting of SARs. Our call option positions will be maintained until such time as the SARs are either exercised or expire and our SAR liabilities are extinguished. The SARs expire five years from the date of grant.

ALL OTHER DERIVATIVE INSTRUMENTS

We use various other derivative instruments for risk management and income generation purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by us for hedge accounting treatment. The gain or loss related to the change in market value for these derivative instruments is recognized in net income during the period of change (reported as realized gain (loss) on investments in the Supplemental Consolidated Statements of Income except where otherwise noted below).

FORWARD STARTING INTEREST RATE SWAP AGREEMENTS

We used a forward starting interest rate swap agreement to hedge our exposure to the forecasted sale of mortgage loans. We were required to pay the counterparty a predetermined fixed stream of payments, and in return, received payments based on a floating rate from the counterparty. The net receipts/payments from these interest rate swaps were recorded in realized gain (loss) on investments and derivative instruments. As of December 31, 2006, there were no forward starting interest rate swap agreements.

INTEREST RATE CAP AGREEMENTS

The interest rate cap agreements, which expire in 2007 through 2011, entitle us to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of our interest rate cap agreement program is to provide a level of protection for our annuity line of business from the effect of rising interest rates. The interest rate cap agreements provide an economic hedge of the annuity line of business. However, the interest rate cap agreements are not linked to assets and liabilities on the balance sheet that meet the significantly increased level of specificity required under SFAS 133. Therefore, the interest rate cap agreements do not qualify for hedge accounting under SFAS 133.

SWAPTIONS

Swaptions entitled us to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of our swaption program was to provide a level of protection for its annuity line of business from the effect of rising interest rates. The swaptions provided an economic hedge of the annuity line of business. However, the swaptions were not linked to specific assets and liabilities on the balance sheet that met the significantly increased level of specificity required under SFAS 133. Therefore, the swaptions did not qualify for hedge accounting under SFAS 133. At December 31, 2006, there were no outstanding swaptions.

CREDIT DEFAULT SWAPS

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows us to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration. We have no currently qualified credit default swaps for hedge accounting under SFAS 133, as amounts are insignificant. As of December 31, 2006, we had no outstanding purchased credit default swaps.

We also sell credit default swaps to offer credit protection to investors. The credit default swaps hedge the investor against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows the investor to put the bond back to us at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or restructuring. As of December 31, 2006, we had credit swaps with a notional amount of $20 million, which expire in 2010.

CALL OPTIONS ON LNC STOCK

As discussed previously in the Cash Flow Hedges section above, we use call options on LNC stock to hedge the expected increase in liabilities arising from SARs granted to our agents on LNC stock. Call options hedging vested SARs are not eligible for hedge accounting treatment under SFAS 133. Mark to market changes are recorded in net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN DEFERRED COMPENSATION PLAN

We have certain deferred compensation plans that have embedded derivative instruments. The liability related to these plans varies based on the investment options selected by the participants. The liability related to certain investment options selected by the participants is marked to market through net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN MODIFIED COINSURANCE AGREEMENTS WITH FUNDS WITHHELD ARRANGEMENTS

We are involved in various Modco and CFW reinsurance arrangements that have embedded derivatives. The change in fair value of the embedded derivative, as well as the gains or losses on trading securities supporting these arrangements, flows through net income.

DERIVATIVE INSTRUMENT EMBEDDED IN VARIABLE ANNUITY PRODUCTS

We have certain variable annuity products with a GMWB feature that is an embedded derivative. The change in fair value of the embedded derivatives flows through net income through the benefits line in the Supplemental Consolidated Statements of Income.

DERIVATIVE INSTRUMENTS EMBEDDED IN AVAILABLE-FOR-SALE SECURITIES

We own various debt securities that (a) contain call options to exchange the debt security for other specified securities of the borrower, usually common stock, or (b) contain call options to receive the return on equity-like indexes. The change in fair value of the embedded derivatives flows through net income. These embedded derivatives have not been qualified for hedge accounting treatment under SFAS 133.

We have used certain other derivative instruments in the past for hedging purposes. Although other derivative instruments may have been used in the past, derivative types that were not outstanding from January 1, 2005 through December 31, 2006 are not discussed in this disclosure.

ADDITIONAL DERIVATIVE INFORMATION

Income other than realized gains and losses for the agreements and contracts described above amounted to $78 million, $14 million and $26 million in 2006, 2005 and 2004, respectively. The decrease in income from 2004 to 2005 was primarily because of decreased income on interest rate swaps.

We are exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, we do not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. At December 31, 2006, the exposure was $176 million.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of our financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

FIXED MATURITY AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE, HELD-TO-MATURITY AND TRADING SECURITIES

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE

The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or;
3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS

The fair value of policy loans outstanding has been estimated using a current risk-free interest rate applied to expect future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

DERIVATIVE INSTRUMENTS

We employ several different methods for determining the fair value of our derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices; 2) industry standard models that are commercially available; and 3) broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to determine the derivatives' current fair market value.

OTHER INVESTMENTS, AND CASH AND INVESTED CASH

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

INVESTMENT TYPE INSURANCE CONTRACTS

The balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contractholder and Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contractholder and Policyholder Funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor have we determined the fair value of such contracts. It is our position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about our shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. We and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

SHORT-TERM AND LONG-TERM DEBT

Fair values for long-term debt issues are estimated using discounted cash flow analysis based on our current incremental borrowing rate for similar types of borrowing arrangements. For short-term debt, the carrying value approximates fair value.

GUARANTEES

Our guarantees include guarantees related to mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status of the debt, none of the loans are delinquent and the fair value liability for the guarantees related to mortgage loan pass-through certificates is insignificant.

INVESTMENT COMMITMENTS

Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS

Assets held in separate accounts are reported at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of our financial instruments are as follows:

                                                   2006                          2005
                                       ---------------------------   ---------------------------
                                       CARRYING VALUE   FAIR VALUE   CARRYING VALUE   FAIR VALUE
                                       --------------   ----------   --------------   ----------
                                                             (IN MILLIONS)
                                       ---------------------------------------------------------
Assets (liabilities):
Securities available-for-sale
   Fixed maturies                         $ 54,697       $ 54,697       $ 32,245       $ 32,245
   Equity                                      218            218            101            101
Trading securities                           2,820          2,820          2,985          2,985
Mortgage loans on real estate                7,344          7,530          3,662          3,859
Policy loans                                 2,755          2,979          1,858          2,003
Derivative instruments *                        79             79           (243)          (243)
Other investments                              819            819            423            423
Cash and invested cash                       1,762          1,762          1,962          1,962
Investment type insurance contracts:
   Deposit contracts and certain
      guaranteed interest contracts        (28,628)       (28,605)       (21,270)       (21,273)
   Remaining guaranteed interest
      and similar contracts                   (245)          (245)           (13)           (13)
Short-term debt                                (21)           (21)           (34)           (34)
Long-term debt                              (1,440)        (1,395)        (1,250)        (1,324)
Guarantees                                      --             --             --             --
Investment commitments                          --         (1,308)            --             --

----------
* Total derivative instruments for 2006 are composed of an asset of $245 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability. Total derivative instruments for 2005 are composed of an asset of $41 million in derivative investments, a $6 million liability in insurance policy and claim reserves and a liability of $278 million recorded in reinsurance related derivative liability.

As of December 31, 2006 and 2005, the carrying value of the deposit contracts and certain guaranteed contracts is net of DAC of $789 million and $383 million, respectively, excluding adjustments for DAC applicable to changes in fair value of securities. The carrying values of these contracts are stated net of DAC so that they are comparable with the fair value basis.

11. SEGMENT INFORMATION

In the quarter ended June 30, 2006, LNC completed its merger with Jefferson-Pilot and changed its management organization. LNC also realigned its reporting segments, which included those of LNL to reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. As a result of these changes, we provide products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets, and report results through three business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the United States. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through two segments, Retirement Products and Group Protection. The Retirement Products segment consists of its Defined Contribution business. Employer Markets also provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans.

We also have Other Operations which includes the financial data for operations that are not directly related to the business segments, unallocated corporate items (such as investment income on investments related to the amount of statutory surplus in our insurance subsidiaries that is not allocated to our business units and other corporate investments, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses) and the historical results of the former reinsurance segment, which was sold to Swiss Re Life & Health America Inc. ("Swiss Re") in the fourth quarter of 2001, along with the ongoing amortization of deferred gain on the indemnity reinsurance portion of the transaction with Swiss Re.

Financial data by segment is as follows:

                                         2006     2005     2004
                                        ------   ------   ------
                                              (IN MILLIONS)
                                        ------------------------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities              $1,914   $1,309   $1,278
      Life Insurance                     3,178    1,840    1,847
                                        ------   ------   ------
      Individual Markets Total           5,092    3,149    3,125
                                        ------   ------   ------
   Employer Markets:
      Retirement Products                1,355    1,168    1,125
      Group Protection                   1,033       --       --
                                        ------   ------   ------
      Employer Markets Total             2,388    1,168    1,125
                                        ------   ------   ------
   Other Operations                        474      309      621
   Consolidating adjustments              (164)      --     (354)
   Net realized investment results(1)       (2)     (16)     (45)
   Reserve development net of related
      amortization on business sold
      through reinsurance                    1        1        1
                                        ------   ------   ------
      Total                             $7,789   $4,611   $4,473
                                        ======   ======   ======
NET INCOME:
Segment net income:
   Individual Markets:
      Individual Annuities              $  323   $  197   $  169
      Life Insurance                       470      238      252
                                        ------   ------   ------
      Individual Markets Total             793      435      421
                                        ------   ------   ------
   Employer Markets:
      Retirement Products                  249      206      181
      Group Protection                      99       --       --
                                        ------   ------   ------
      Employer Markets Total               348      206      181
                                        ------   ------   ------
   Other Operations                         20       12        9
   Net realized investment results(2)       (1)     (10)     (29)
   Reserve development net of related
      amortization on business sold
      through reinsurance                    1        1        1
                                        ------   ------   ------
   Income before cumulative effect of
      accounting changes                 1,161      644      583
   Cumulative effect of accounting
      changes                               --       --      (26)
                                        ------   ------   ------
Net Income                              $1,161   $  644   $  557
                                        ======   ======   ======

----------
(1) Includes realized losses on investments of $6 million, $20 million and $47 million for 2006, 2005 and 2004, respectively; realized losses on derivative instruments of $(1) million and $(11) million for 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $4 million, $5 million and $(1) million in 2006, 2005 and 2004, respectively; and gain on sale of subsidiaries/businesses of $14 million for 2004.

(2) Includes realized losses on investments of $4 million $13 million and $21 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of less than $1 million, less than $(1) million and $(7) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $2 million, $3 million and $(1) million for 2006, 2005 and 2004, respectively.

                                                               2006       2005
                                                             --------   --------
                                                                (IN MILLIONS)
                                                             -------------------
ASSETS:
   Annuities                                                 $ 70,520   $ 48,250
   Life Insurance                                              42,691     21,795
   Retirement Products                                         37,274     33,478
   Group Protection                                             2,341         --
   Other Operations                                            10,058      6,649
   Consolidating adjustments                                    1,932      3,882
                                                             --------   --------
Total                                                        $164,816   $114,054
                                                             ========   ========

12. SHAREHOLDER'S EQUITY

All authorized and issued shares of LNL, JPL, JPFIC and JPLA are owned by LNC.

Details underlying the supplemental consolidated balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                                               2006       2005
                                                             -------    -------
                                                                (IN MILLIONS)
                                                             ------------------
Fair value of securities available-for-sale                  $54,915    $32,346
Cost of securities available-for-sale                         54,051     31,362
                                                             -------    -------
Unrealized gain                                                  864        984
Adjustments to deferred acquisition costs and value of
   business acquired                                            (227)      (266)
Amounts required to satisfy policyholder commitments             (20)       (31)
Foreign currency exchange rate adjustment                         28         16
Deferred income taxes                                           (224)      (251)
                                                             -------    -------
Net unrealized gain on securities available-for-sale         $   421    $   452
                                                             =======    =======

Adjustments to DAC and amounts required to satisfy policyholder commitments are netted against the DAC asset line and included within the insurance policy and claim reserve line on the Supplemental Consolidated Balance Sheets, respectively.

Details underlying the change in net unrealized gain (loss) on securities available-for-sale, net of reclassification adjustment shown on the Supplemental Consolidated Statements of Shareholder's Equity are as follows:

                                                                   2006    2005   2004
                                                                   ----   -----   ----
                                                                      (IN MILLIONS)
                                                                   -------------------
Unrealized gains (losses) on securities available-for-sale
   arising during the year                                         $  7   $(479)  $116
Less: Reclassification adjustment for gains on disposals of
   prior year inventory included in net income(1)                    65      39     82
Less: Federal income tax expense (benefit)                          (27)   (189)    11
                                                                   ----   -----   ----
Net change in unrealized gain on securities available-for-sale,
   net of reclassifications and federal income tax expense         $(31)  $(329)  $ 23
                                                                   ====   =====   ====

----------
(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to DAC and amounts required to satisfy policyholder commitments.

The net unrealized gain (loss) on derivative instruments component of other comprehensive income shown on the Supplemental Consolidated Statements of Shareholder's Equity is net of Federal income tax expense (benefit) of $3 million, $5 million and $3 million for 2006, 2005 and 2004, respectively, and net of adjustments to DAC of $1 million, $(7) million and $(8) million for 2006, 2005 and 2004, respectively.

13. RESTRUCTURING CHARGES

The following provides details on our restructuring charges. All restructuring charges recorded by us are included in underwriting, acquisition, insurance and other expenses on the Supplemental Consolidated Statements of Income in the year incurred and are included in the Other Operations segment.

2006 RESTRUCTURING PLAN

Upon completion of LNC's merger with Jefferson-Pilot, a restructuring plan was implemented relating to the integration of LNC's legacy operations with those of Jefferson-Pilot. The realignment will enhance productivity, efficiency and scalability while positioning LNC and its affiliates for future growth.

The following details LNL's restructuring charges associated with this integration plan:

                                                      TOTAL
                                                 ----------------
                                                   (IN MILLIONS)
                                                 ----------------
Amounts incurred in 2006
   Employee severance and termination benefits         $12
   Abandoned office space                                1
                                                       ---
Total 2006 restructuring charges                        13
Amounts expended in 2006                                (6)
                                                       ---
Restructuring reserve at December 31, 2006             $ 7
                                                       ===
Additional amounts expended that do not
qualify as restructuring charges                       $14
Expected completion date                         4th Quarter 2009

2005 RESTRUCTURING PLAN

During May 2005, LFA implemented a restructuring plan to realign its field management and financial planning support areas. Total pre-tax restructuring charges incurred during 2005 were $7 million. These charges, which are included in Other Operations, included employee severance and termination benefits of $4 million and rent on abandoned office space of $3 million. The remaining reserves totaled $1 million at December 31, 2006. The plan was completed by year end 2006, except for lease payments on vacated space which run through 2008.

2003 RESTRUCTURING PLANS

In January 2003, the operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning the segment for future growth. In February 2003, we announced plans to consolidate its fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, we announced that we were combining our retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, we announced additional realignment activities.

The total pre-tax restructuring charges recorded in 2005 and 2004 were $23 million and $20 million, respectively. Pre-tax amounts reversed in restructuring charges in 2006 and 2004 were $1 million in each year. Additional pre-tax amounts expended that do not qualify as restructuring charges in 2005 and 2004 were $7 million and $15 million, respectively. These plans were completed in 2006.

14. TRANSACTIONS WITH AFFILIATES

Cash and short-term investments at December 31, 2006 and 2005 include our participation in a cash management agreement with LNC of $389 million and $227 million, respectively. Related investment income was $14 million, $6 million and $3 million in 2006, 2005 and 2004, respectively. Short-term debt represents notes payable to LNC of $21 million and $34 million at December 31, 2006 and 2005, respectively. Total interest expense for this short-term debt was $1 million per year in 2006, 2005 and 2004. As shown in Note 5, LNC supplied funding to us totaling $1.390 billion in 2006 and $1.250 billion in 2005, in exchange for notes. The interest expense on these notes was $78 million per year in 2006, 2005 and 2004. HARCO supplied funding to JPFIC totaling $50 million in 1994, in exchange for Notes.

A transfer pricing arrangement is in place between LFD and Delaware Management Holdings, Inc. ("DMH") related to the wholesaling of DMH's investment products. As a result, we received fees of $36 million, $41 million, and $32 million from DMH for transfer pricing in 2006, 2005, and 2004. We also received fees of $4 million in 2006, from the Jefferson-Pilot Companies, for distributing Variable Universal Life products.

We paid fees of $57 million, $72 million and $79 million to DMH for investment management services in 2006, 2005 and 2004, respectively.

We provide services to and receive services from affiliated companies plus we receive an allocation of corporate overhead from LNC. This allocation is based on a calculation that utilizes income and equity of the business units. These activities with affiliated companies resulted in net payments of $59 million, $122 million and $101 million in 2006, 2005 and 2004, respectively.

We cede and accept reinsurance from affiliated companies. As discussed in Note 6, we cede certain Guaranteed Benefit risks (including certain GMDB and all GMWB benefits) to LNR Barbados. We also cede certain risks for certain UL policies, which resulted from recent actuarial reserving guidelines, to LNR Barbados. As of December 31, 2006, 2005 and 2004, all of these transactions are between us and LNR Barbados and us and Lincoln Assurance Limited, an affiliated life insurance company. Premiums in the accompanying Supplemental Consolidated Statements of Income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                                     2006    2005    2004
                                    -----   -----   -----
                                        (IN MILLIONS)
                                    ---------------------
Insurance assumed                   $  25   $  --   $  --
Insurance ceded                      (238)   (219)   (116)
                                    -----   -----   -----
Net reinsurance premiums and fees   $(213)  $(219)  $(116)
                                    =====   =====   =====

The Supplemental Consolidated Balance Sheets include reinsurance balances with affiliated companies as follows:

                                                                 2006    2005
                                                                 ----    ----
                                                                 (IN MILLIONS)
                                                                 -------------
Future policy benefits and claims assumed                        $141   $    3
Future policy benefits and claims ceded                           951    1,052
Amounts recoverable from reinsurers on paid and unpaid losses      16       16
Reinsurance payable on paid losses                                 11        3
Funds held under reinsurance treaties-net liability               702      718

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary on letters of credit aggregating $1,149 million and $751 million at December 31, 2006 and 2005, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement, and are guaranteed by LNC.

The Company has entered into service agreements with the Parent and other subsidiaries of the Parent for personnel and facilities usage, general management services and investment management services. The Company was reimbursed $199 million in for general management and investment services provided by the Company, of which $46 million remained receivable as of December 31, 2006, related to these agreements. The Company also made various disbursements to its affiliates, of which $8 million remained payable as of December 31, 2006. These balances are included in other assets on the Supplemental Consolidated Balance Sheets.

The Company owns the following securities of Jefferson-Pilot affiliates. Amounts are reflected at the carrying amounts in the Supplemental Consolidated Balance Sheets as of December 31.

                                                        2006   2005
                                                        ----   ----
                                                       (IN MILLIONS)
                                                       -------------
Lincoln Financial Media Company (affiliate) Senior
   Promissory Notes  due 2006 through 2013, interest
   ranging from 4.2% to 7.7%                            $ 29    $--
Lincoln National Corporation (Parent) Senior Notes
   Series due 2008 interest 4.6%                         200     --
Lincoln National Corporation Senior Promissory Notes
   due 2007, interest rate of 5.25%                        6     --

The Company recognized interest income on these securities totaling $9 million as of December 31, 2006.

The Company has an agreement with its affiliate broker/dealer, Jefferson Pilot Variable Corporation (JPVC). The agreement calls for the Company to pay JPVC for sales of the Company's variable annuity contracts. The amount paid is based on sales during the period and contracts in force. The Company recorded expenses of $21 million as of December 31, 2006 related to this agreement.

During 1999, JPLA paid an affiliate, JPFIC $100 million in premiums for a company owned life insurance policy on certain of its employees. At December 31, 2006, the cash surrender value of this policy totaled approximately $148 million.

15. SUBSEQUENT EVENT

On April 26, 2007, the Indiana Department of Insurance approved to move ownership of First Penn-Pacific Life Insurance Company, a wholly owned subsidiary of the Company to LNC, the parent of the Company. This move of ownership was made in the form of a dividend, effective May 2, 2007 in the amount of $492 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying supplemental consolidated balance sheets of The Lincoln National Life Insurance Company as of December 31, 2006 and 2005, and the related supplemental consolidated statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental consolidated financial statements give retroactive effect to the merger of the Company with Jefferson-Pilot Financial Insurance Company, which occurred on July 2, 2007, and to the merger of the Company with Jefferson-Pilot Life Insurance Company ("JPL"), which occurred on April 2, 2007. These mergers have been accounted for in a manner similar to a pooling-of-interests as described in Note 1 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated acquisition accounted for by the pooling-of-interests method in the financial statements that do not include the date of consummation. These supplemental financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of The Lincoln National Life Insurance Company after financial statements covering the dates of consummation of the mergers are issued.

In our opinion, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lincoln National Life Insurance Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles applicable after financial statements are issued for a period which includes the dates of the consummation of the business combinations.

As discussed in Note 2 to the supplemental consolidated financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other postretirement plans. Also, as discussed in Note 2 to the supplemental consolidated financial statements, in 2004 the Company changed its method of accounting for certain non-traditional long-duration contracts and for separate accounts.

/s/ Ernst & Young LLP
-----------------------
Ernst & Young LLP

Philadelphia, PA
July 2, 2007

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The cover sheet.

     The Prospectus consisting of 60 pages.

     The undertaking to file reports.

     The undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933.

     Representations, descriptions and undertaking pursuant to Rule 6e-3 (T)
     (b)(13)(iii) (F) of the 1940 Act. *

     The signatures.

     Written consents of the following persons:

          (a)  Miller & Martin.**

          (b)  Freedman Levy, Kroll & Simonds.* *

          (c)  A. Ben Forrester, FSA. * *

          (d)  Independent Registered Public Accounting Firm, contained in
               Exhibit 7 below.

     The following exhibits:

          1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

               (a) Certified copy of Resolution of Board of Directors of The Volunteer State Life Insurance Company, adopted at a meeting held on August 20, 1984 (in lieu of indenture or trust creating unit investment trust).*

               (b) Not applicable.

               (c) (i) Underwriting Agreement between The Volunteer State Life Insurance Company and Chubb Securities Corporation.**

               (ii) Specimen District Manager's Agreement of Chubb Securities Corporation 1(in-. corporated by reference to Exhibit 1 (c)(ii) of Registration Statement dated February 29, 1988, on Form S-6, File No. 33-7734).

               (iii) Specimen Sales Representative's Agreement of Chubb Securities Corporation incorporated by reference to Exhibit 1 (c)
          (iii) of Registration Statement dated February 29, 1988, on Form S-6, File No. 33-7734).

               (iv) Schedule of Commissions

               (d) Not applicable.

               (e) Specimen Policy, with form of riders.**

               (f) (i) Articles of Incorporation of The National Lincoln Life Insurance Company.***

                   (ii) By-Laws of The National Lincoln Life Insurance
          Company.***

               (g) Not applicable.

               (h) (i) Fund Distribution Agreement between Chubb America Fund, Inc., and Chubb Securities Corporation (incorporated by reference to
          Exhibit 6 of Pre-Effective Amendment No. 1 to Form N-1A of Chubb America Fund, Inc., filed on March 12, 1985, Registration No. 2-94479).

               (ii) Investment Management Agreement between Chubb America Fund, Inc., and Chubb Investment Advisory Corporation (incorporated by reference to Exhibit 5(a) of Pre-Effective Amendment No. 1 to Form N-lA of Chubb America Fund, Inc., filed on March 12, 1985, Registration No. 2-94479),

               (iii) Amendment to Investment Management Agreement between Chubb America Fund, Inc., and Chubb Investment Advisory Corporation (incorporated by reference to Exhibit 5(b) of Post-Effective Amendment No. 1 to Form N-1A of Chubb America Fund, Inc., filed on January 31, 1986, Registration No. 2-94479),

               (iv) Sub-Investment Management Agreement by, between and among Chubb America Fund, Inc., Chubb Investment Advisory Corporation and Templeton Investment Advisors Limited (incorporated by reference to Exhibits 5(b) of Pre-Effective Amendment No. 2 to Form N-lA of Chubb America Fund, Inc., filed July 8, 1985,Registration No. 2-94479).

               (v) Amendment to Sub-Investment Management Agreement by, between and among Chubb America Fund, Inc., Chubb Investment Advisory Corporation and Templeton Investment Advisors Limited (incorporated by reference to Exhibit 5(d) of Post-Effective Amendment No. 1 to Form N-1A of Chubb America Fund, Inc., filed on January 31, 1986, Registration No. 2-94479).

               (vi) Second Amendment to Sub-Investment Management Agreement among Chubb America Fund, Inc., Chubb Investment Advisory Corporation and Templeton, Galbraith & Hansberger Ltd. (incorporated by reference to Exhibit 5(e) of Post-Effective Amendment No. 1 to Form N-1A of Chubb America Fund, Inc. filed on January 31, 1986, herewith, Registration No. 2-94479).

               (vii) Sub-Investment Management Agreement by, between and among Chubb America Fund, Inc., Chubb Investment Advisory Corporation and Van Eck Associates Corporation (incorporated by reference to Exhibit 5(d) of Pre-Effective Amendment No. 1 to Form N-1A of Chubb America Fund, Inc., filed on March 12, 1985, Registration No. 2-94479).

               (viii) Sub-Investment Management Agreement by, between and among Chubb America Fund, Inc., Chubb Investment Advisory Corporation and Reserve Management Company, Inc. (incorporated by reference to Exhibit 5(c) of Pre-Effective Amendment No. 1 to Form N-1A of Chubb America Fund, Inc., filed on March 12, 1985, Registration No. 2-94479).

               (ix) Sub-Investment Management Agreement among Chubb America Fund, Inc., Chubb Investment Advisory Corporation and Pioneering Management Corporation (incorporated by reference to Exhibit 5(h) of Post-Effective Amendment No. 1 to Form N-1A of Chubb America Fund, Inc., filed on January 31, 1986, Registration No. 2-94479).

               (x) Custodian Agreement between Chubb America Fund, Inc., and Morgan Guaranty Trust Company of New York (incorporated by reference to Exhibit 8 of Pre-Effective Amendment No. 1 to Form N-1A of Chubb America Fund, Inc., filed on March 12, 1985 Registration No. 2-94479).

               (i) Not Applicable.

               (j) Application (incorporated by reference to Exhibit 1(j) of Registration Statement dated February 29, 1988, on Form S-6, File No. 33-77341.

          2. Specimen Policy.** (Same as 1(e)).

          3. Opinion of counsel. (Filed herewith)

          4. Not applicable.

          5. Not applicable.

          6. Actuarial opinion and consent of A. Ben Forrester, FSA.**

          7. Consent of Independent Registered Public Accounting Firm (Filed herewith)

          8. Actuarial basis of cash value adjustment pursuant to Rule 6e-3(T)(b)(13)(v)(B) under the 1940 Act.**

          9. Procedures Memorandum, AS AMENDED, pursuant to Rule
     6e-3(T)(b)(12)(iii) under the 1940 Acts(INCORPORATED BY REFERENCE TO
     EXHIBIT 8 OF REGISTRATION STATEMENT DATED FEBRUARY 29, 1988, ON FORM S-6, FILE NO. 33-77341.

          10. Election pursuant to Section 27(g).**

*    Filed in Registration Statement dated November 21, 1984, on Form S-6.

** Filed in Pre-Effective Amendment No. 1 to Registration Statement dated March 12, 1985, on FORM S-6.

*** Filed in Post-Effective Amendment No. 4 to Registration Statement dated February 27, 1987, on Form S-6.

*** Incorporated by reference to Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 (File No. 333-04999) filed on July 2, 2007.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life Flexible Premium Variable Life Account JF-A, has caused this Initial Registration Statement on Form N-6 (File No. 811-04160) to be signed on its behalf by the undersigned duly authorized, in the City of Greensboro and State of North Carolina on the 2nd day of July, 2007.




               LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT JF-A (REGISTRANT)

               By /s/ Mark E. Konen
                  --------------------------------------------
                  Mark E. Konen
                  Senior Vice President and Director
                  The Lincoln National Life Insurance Company




               THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
               (DEPOSITOR)

               By /s/ Mark E. Konen
                  --------------------------------------------
                  Mark E. Konen
                  Senior Vice President and Director

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement on Form N-6 (File No. 811-04160) has been signed below on July 2, 2007 by the following persons, as officers and directors of the Depositor, in the capacities indicated:

SIGNATURE                                            TITLE

/s/ Dennis R. Glass        *                President and Director
-----------------------------               (Principal Executive Officer)
Dennis R. Glass

/s/ Frederick J. Crawford  *                Chief Financial Officer and Director
-----------------------------               (Principal Financial Officer)
Frederick J. Crawford

/s/ Mark E. Konen                           Senior Vice President and Director
------------------------------
Mark E. Konen

/s/ Barbara S. Kowalczyk   *                Director
------------------------------
Barbara S. Kowalczyk

/s/ See Yeng Quek          *                Senior Vice President, Chief
------------------------------              Investment Officer and Director
See Yeng Quek

/s/ Westley V. Thompson    *                Senior Vice President and Director
------------------------------
Westley V. Thompson

* By  /s/ Frederick C. Tedeschi
     --------------------------------
      Frederick C. Tedeschi
      Attorney-in-Fact

                             POWER OF ATTORNEY

We, the undersigned directors and/or officers of The Lincoln National Life Insurance Company, hereby constitute and appoint Kelly D. Clevenger, Christine S. Frederick, John L. Reizian, Robert L. Grubka, Brian A. Kroll and Frederick C. Tedeschi, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Initial Registration Statements; including exhibits, or other documents filed on Forms N-6 or N-4 or any successors to these Forms, filed with the Securities and Exchange Commission, under the Investment Company Act of 1940, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement as follows:

VARIABLE LIFE INSURANCE SEPARATE ACCOUNTS:
Lincoln Life Flexible Premium Variable Life Account D: 811-04592 Lincoln Life Flexible Premium Variable Life Account F: 811-05164 Lincoln Life Flexible Premium Variable Life Account G: 811-05585 Lincoln Life Flexible Premium Variable Life Account J: 811-08410 Lincoln Life Flexible Premium Variable Life Account K: 811-08412 Lincoln Life Flexible Premium Variable Life Account M: 811-08557 Lincoln Life Flexible Premium Variable Life Account R: 811-08579 Lincoln Life Flexible Premium Variable Life Account S: 811-09241 Lincoln Life Flexible Premium Variable Life Account Y: 811-21028 Lincoln Life Flexible Premium Variable Life Account JF-A: 811-04160 Lincoln Life Flexible Premium Variable Life Account JF-C: 811-08230

VARIABLE ANNUITY SEPARATE ACCOUNTS:
Lincoln National Variable Annuity Fund A: 811-01434
Lincoln National Variable Annuity Account C: 811-03214
Lincoln National Variable Annuity Account E: 811-04882
Lincoln National Variable Annuity Account H: 811-05721
Lincoln National Variable Annuity Account L: 811-07645
Lincoln Life Variable Annuity Account N: 811-08517
Lincoln Life Variable Annuity Account Q: 811-08569
Lincoln Life Variable Annuity Account T:  811-09855
Lincoln Life Variable Annuity Account W: 811-10231
Lincoln Life Variable Annuity Account JL-A: 811-2188
Lincoln Life Variable Annuity Account JF-I: 811-09779
Lincoln Life Variable Annuity Account JF-II: 811-08374

The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

SIGNATURE                                                    TITLE
---------                                                    -----
/s/ Dennis R.Glass
------------------------------                               President and Director
Dennis R. Glass                                              (Principal Executive Officer)

/s/ Frederick J. Crawford
------------------------------                               Chief Financial Officer and Director
Frederick J. Crawford                                        (Principal Financial Officer)

/s/ Mark E. Konen
------------------------------                               Senior Vice President and Director
Mark E. Konen

/s/ Barbara S. Kowalczyk
------------------------------                               Director
Barbara S. Kowalczyk

/s/ See Yeng Quek
------------------------------                               Senior Vice President, Chief Investment Officer and Director
See Yeng Quek

/s/ Westley V. Thompson
------------------------------                               Senior Vice President and Director
Westley V. Thompson